UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 31, 2026

ARMADA ACQUISITION CORP. III

(Exact name of registrant as specified in its charter)

Cayman Islands	001-43132	98-1885131
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

1760 Market Street, Suite 602
Philadelphia, Pennsylvania United States of America	19103
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 543-6886

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, par value $0.0001 per share, and one-half of one redeemable warrant	AACIU	Nasdaq Global Market
Class A ordinary shares, par value $0.0001 per share, included as part of the units	AACI	Nasdaq Global Market
Warrants included as part of the units, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	AACIW	Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Business Combination Agreement

General

On October 31, 2026, Armada Acquisition Corp. III, a Cayman Islands exempted company (“SPAC”), entered into a Business Combination Agreement (the “Business Combination Agreement”) with Armada Sponsor III, LLC, a Delaware limited liability company (the “Sponsor”), Brains Bioceutical Corp., a company existing under the laws of British Columbia (“Brains” or the “Company,” which term, following the Amalgamation (as defined below), refers to the entity resulting from the Amalgamation), and Brains Therapeutics Corp., a company incorporated under the laws of British Columbia (“PubCo”). Capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Business Combination Agreement.

The Business Combination Agreement

Structure of the Proposed Transactions

The Business Combination Agreement contemplates that the proposed business combination among Brains, SPAC and PubCo (the “Business Combination”) will be completed through, among others, the following series of transactions:

•

prior to the effectiveness of the Registration Statement (as defined below), PubCo will incorporate (A) a company under the laws of British Columbia as a wholly owned subsidiary of PubCo (“Can Merger Sub”) and (B) a Cayman Islands exempted company as a wholly owned subsidiary of PubCo (“Cayman Merger Sub”), each of which will become a party to the Business Combination Agreement pursuant to a joinder agreement;

•

immediately prior to the Cayman Merger (as defined below), each outstanding Class B ordinary share of SPAC, par value $0.0001 per share (the “SPAC Class B Shares”), will be exchanged for one Class A ordinary share of SPAC, par value $0.0001 per share (the “SPAC Class A Shares”) (the “Class B Conversion”);

•

on the day that is one Business Day prior to the closing (the “Closing,” and the date of the Closing, the “Closing Date”) of the Transactions contemplated by the Business Combination Agreement (the “Business Combination”), Cayman Merger Sub will merge with and into SPAC, with SPAC continuing as the surviving entity (the “Cayman Merger”), and, as a result thereof, (A) each SPAC Class A Share issued and outstanding immediately prior to the Cayman Merger (excluding any Dissenting SPAC Shares) will be exchanged for one common share of PubCo (the “PubCo Shares”), (B) SPAC will become a wholly owned subsidiary of PubCo and (C) each outstanding ordinary share of Cayman Merger Sub will be exchanged for one SPAC Class A Share;

•

concurrently with the Cayman Merger, PubCo will assume the outstanding warrants to purchase SPAC Class A Shares (the “SPAC Warrants”) pursuant to a warrant assignment, assumption and amendment agreement (the “Warrant Assignment, Assumption and Amendment Agreement”), and such warrants will become warrants to purchase PubCo Shares (the “PubCo SPAC Warrants”). PubCo will also redeem the initial PubCo Shares held by its formation shareholder (such transactions, together with the Cayman Merger, the “Cayman Reorganization”);

•

following the Cayman Reorganization, SPAC will elect to be classified for U.S. federal income tax purposes as an entity disregarded as separate from its owner, effective as of the beginning of the Closing Date (the “SPAC Reorganization”); and

•

on the Closing Date, Can Merger Sub will amalgamate with Brains pursuant to a plan of arrangement under the Business Corporations Act (British Columbia) (the “Plan of Arrangement”), with Brains continuing as the amalgamated entity (such amalgamated entity, “Amalco” and such transactions, the “Amalgamation”) and becoming a wholly owned subsidiary of PubCo, and pursuant to the Plan of Arrangement, (i) immediately prior to the Amalgamation, (A) the outstanding convertible promissory note issued by Brains to DSM Venturing B.V. pursuant to a note purchase agreement dated August 19,

2022 (the “2022 Convertible Note”), including all outstanding principal and accrued and unpaid interest and other amounts owing thereunder, will be converted into Class A Common Voting Shares of Brains (the “Company Common Shares”), and the 2022 Convertible Note will be cancelled and terminated, and (B) each outstanding Class A Preferred Share of Brains (collectively, the “Company Preferred Shares”) will be converted into Company Common Shares in accordance with Brains’ articles and the applicable conversion agreement, and such preferred shares will be cancelled and terminated (collectively, the “Company Conversions”), (ii) in connection with the Amalgamation, (A) each Company Common Share issued and outstanding immediately prior to the Amalgamation (after giving effect to the Company Conversions and excluding shares held by shareholders who have validly exercised dissent rights) will be exchanged for a number of PubCo Shares equal to the Company Exchange Ratio (as defined below), (B) each Company Warrant outstanding immediately prior to the Amalgamation shall be exchanged for PubCo Rollover Warrants per the Company Exchange Ratio and (C) each Company Option outstanding immediately prior to the Amalgamation shall be assumed by PubCo and converted into options for PubCo Shares per the Company Exchange Ratio; (iii) each Can Merger Sub share outstanding immediately prior to the Amalgamation will be exchanged for one common share of Amalco; and (iv) in consideration for the issuance of PubCo Shares, Amalco will issue common shares to PubCo.

The transactions described above, together with the other transactions contemplated by the Business Combination Agreement, are hereinafter referred to as the “Transactions”.

Consideration

The aggregate consideration to be delivered to the security holders of Brains in connection with the Business Combination will consist of a number of newly issued PubCo Shares, Rollover Equity Awards and PubCo Rollover Warrants attributable to a transaction value equal to (A) $750.0 million (the “Enterprise Value”), minus (B) the Estimated Closing Balance Sheet Adjustment, minus (C) the excess of Company Expenses (if any) over $10.0 million, plus (D) the excess of SPAC Transaction Expenses (if any) over $10.0 million (such net amount, the “Transaction Value”), divided by $10.20 per share (the “Reference Value”).

The “Company Exchange Ratio” means the quotient obtained by dividing (i) the Transaction Value divided by the Reference Value by (ii) the Company Fully Diluted Shares (as defined below).

The “Company Fully Diluted Shares” means the sum of (without duplication) (A) the aggregate number of Company Common Shares issued and outstanding immediately prior to the Arrangement Effective Time, (B) the aggregate number of Company Common Shares issued or issuable upon exercise of all issued and outstanding Company Equity Awards (whether vested or unvested), including Company Equity Awards exercised prior to or in connection with the Arrangement, (C) the aggregate number of Company Common Shares issued or issuable upon exercise of all issued and outstanding Company Warrants, including Company Warrants exercised prior to or in connection with the Arrangement, and (D) the aggregate number of Company Common Shares issued or issuable upon conversion or exercise of any other issued and outstanding equity securities of the Company (including the 2022 Convertible Note), including equity securities (including the Company Preferred Shares) converted or to be converted prior to or in connection with the Arrangement.

In addition, the Business Combination Agreement provides for 14,705,882 additional PubCo Shares (the “Earnout Shares”) to be issued to Company Shareholders at Closing and held in escrow, with one-half released upon the occurrence of a Tranche A Triggering Event and the remaining one-half upon a Tranche B Triggering Event during the period beginning six months after Closing and ending three years after Closing (the “Earnout Period”). A “Tranche A Triggering Event” occurs if the volume-weighted average price of PubCo Shares equals or exceeds $12.50 per share for at least 20 trading days within any consecutive 30-trading-day period during the Earnout Period, and a “Tranche B Triggering Event” occurs upon satisfaction of the same condition at $15.00 per share, in each case subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and similar transactions after Closing. The applicable triggering event will also occur if a Change of Control Transaction is consummated during the Earnout Period at an implied per share consideration equal to or greater than the applicable price target. Earnout Shares for which the applicable triggering event does not occur during the Earnout Period will be forfeited and cancelled.

Representations and Warranties

The Business Combination Agreement contains representations and warranties that are reasonably customary for similar transactions that are made by the parties as of the date of the Business Combination Agreement, or other specified dates, solely for the benefit of certain of the parties to the Business Combination Agreement, and in certain cases are subject to specified exceptions and materiality, Company Material Adverse Effect, SPAC Material Adverse Effect, knowledge and other qualifications contained in the Business Combination Agreement or for information provided pursuant to certain disclosure schedules to the Business Combination Agreement.

The representations, warranties and covenants contained in the Business Combination Agreement were made only as of the date of the Business Combination Agreement or, with respect to certain representations and warranties, as of the Closing Date or such other date as specified therein. Such representations, warranties and covenants may be qualified by information contained in the disclosure schedules to the Business Combination Agreement, which have not been publicly filed and are subject to contractual standards of materiality that may differ from those generally applicable to investors. The representations, warranties and covenants were made for purposes of allocating contractual risk among the parties to the Business Combination Agreement and should not be relied upon as characterizations of the actual state of facts or condition of SPAC, the Company, PubCo or any of their respective subsidiaries or affiliates. Investors are not third-party beneficiaries under the Business Combination Agreement and should not rely on such representations, warranties and covenants or any descriptions thereof as statements of fact.

“Company Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate, (i) has had or would reasonably be expected to have a material adverse effect on the business, results of operations or financial condition of the Group Companies, taken as a whole, or (ii) would prevent, materially impair or materially delay the ability of the Company to perform its obligations under the Business Combination Agreement and the ancillary documents or consummate the Business Combination, subject to the exceptions set forth in the Business Combination Agreement.

“SPAC Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate, (i) has had or would reasonably be expected to have a material adverse effect on the business, results of operations or financial condition of SPAC, or (ii) would prevent, materially impair or materially delay the ability of SPAC to perform its obligations under the Business Combination Agreement and the ancillary documents or consummate the Business Combination, subject to the exceptions set forth in the Business Combination Agreement.

No Survival

The representations and warranties of the parties contained in the Business Combination Agreement terminate as of, and do not survive, the Closing. The covenants and agreements of the parties contained in the Business Combination Agreement do not survive the Closing, except those covenants and agreements that by their terms expressly contemplate performance in whole or in part after the Closing.

Covenants of the Parties

Each party to the Business Combination Agreement has agreed to use its reasonable best efforts to consummate the Business Combination. The Business Combination Agreement also contains certain customary covenants by each of the parties that apply during the period between the signing of the Business Combination Agreement and the earlier of the Closing or the termination of the Business Combination Agreement, including: (i) the provision of access to the applicable party’s properties, directors, officers, books and personnel; (ii) the operation of the parties’ respective businesses in the ordinary course of business; (iii) the timely filing of SPAC’s required filings with the U.S. Securities and Exchange Commission (the “SEC”); (iv) notifications to the other parties of certain breaches, consent requirements and other matters; (v) obtaining third-party and regulatory approvals; (vi) tax matters; (vii) public announcements with respect to the Business Combination Agreement and the Transactions; and; (viii) confidentiality. The Business Combination Agreement also contains certain customary post-Closing covenants, including, without limitation, in regard to (A) tax matters, (B) the maintenance of books and records; and (C) the indemnification of directors and officers.

Additionally, both SPAC and the Company agreed that they will not solicit or enter into a competing alternative transaction, in accordance with customary terms and provisions set forth in the Business Combination Agreement.

SPAC agreed that its board of directors (the “SPAC Board”) will not change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, its recommendation to its shareholders (the “SPAC Board Recommendation”) for approval of the Business Combination Agreement and the Transactions (a “Change in Recommendation”); provided, however, that, prior to the receipt of the SPAC Shareholder Approval, if the SPAC Board, after consultation with its outside legal counsel, determines in good faith that the failure to make a Change in Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable law, then the SPAC Board may make a Change in Recommendation; provided that the SPAC Board will not be entitled to make a Change in Recommendation unless (i) SPAC delivers to Brains a written notice advising Brains that the SPAC Board proposes to take such action and containing the material facts underlying its determination, and (ii) at or after 10:00 a.m., New York City time, on the fifth Business Day immediately following delivery of such notice, the SPAC Board again determines in good faith, after consultation with its outside legal counsel, that the failure to make a Change in Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable law; provided that any Change in Recommendation shall not affect SPAC’s obligations to furnish the proxy statement/prospectus, convene the SPAC Shareholders Meeting and solicit SPAC Shareholder Approval, unless the Business Combination Agreement is terminated in accordance with its terms.

Brains will deliver to SPAC and PubCo the financial statements of Brains required to be included in the Registration Statement, the Canadian Prospectus and other filings in connection with the Business Combination as promptly as reasonably practicable following the date of the Business Combination Agreement.

The parties will, as promptly as reasonably practicable after the date of the Business Combination Agreement, prepare and PubCo will file with, or confidentially submit to, the SEC a registration statement on Form F-4 (the “Registration Statement”) in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”), of the securities of PubCo to be issued pursuant to the Transactions, and containing a proxy statement/prospectus for the solicitation of proxies from SPAC shareholders to approve the Transaction Proposals and obtain the SPAC Shareholder Approval at a meeting of SPAC’s shareholders (the “SPAC Shareholders Meeting”), and providing SPAC’s public shareholders with an opportunity to request redemption of their public shares in connection with the Business Combination, as required by SPAC’s amended and restated memorandum and articles of association (the “SPAC Shareholder Redemptions”).

The Business Combination Agreement includes a covenant on the part of the Company to prepare and file a preliminary and final prospectus with the British Columbia Securities Commission (the “Canadian Prospectus”) in sufficient time for PubCo to become a reporting issuer in the Province of British Columbia promptly following the Closing Date, becoming a reporting issuer in the Province of British Columbia is not a condition to Closing.

As soon as reasonably practicable following the effectiveness of the Registration Statement, the Company will convene a meeting of its shareholders (the “Company Shareholders Meeting”) to obtain approval of the Plan of Arrangement by the affirmative vote of the holders of not less than two-thirds of the Company Common Shares present in person or represented by proxy at the Company Shareholders Meeting and, if and to the extent required by the Court, such other approval of the Company’s securityholders as may be required. The Arrangement will also require an Interim Order and Final Order from the Supreme Court of British Columbia.

The parties shall take all action necessary or appropriate so that, effective immediately after the Closing, the board of directors and officers of PubCo will initially consist of the individuals set forth in the Company Disclosure Schedules.

During the period following the date of the Business Combination Agreement and continuing until the Closing Date, SPAC, PubCo and Brains shall use their respective commercially reasonable efforts to enter into and consummate written agreements for one or more Transaction Financings (as defined below) with aggregate proceeds of up to $100.0 million, on such terms and structuring and using such strategy, placement agents and approach, as SPAC and Brains shall mutually agree. The parties shall cooperate with one another in connection with the Transaction Financings, including by having Brains’ senior management participate in investor meetings and roadshows as reasonably requested by PubCo or SPAC.

“Transaction Financings” means one or more capital raising transactions in connection with the Transactions structured as one or a combination of common equity, preferred equity, convertible equity or debt, non-redemption or backstop arrangements with respect to the Trust Account, a committed equity facility, debt facility, and/or other sources of cash or cash equivalents, in each case, whether such investment is into PubCo, SPAC or Brains.

Conditions to Closing

The obligations of the parties to consummate the Transactions are subject to various conditions, including the following mutual conditions, unless waived to the extent permitted by applicable law: (i) obtaining the SPAC Shareholder Approval and Company Required Approval; (ii) obtaining the Interim Order and Final Order of the Supreme Court of British Columbia approving the Arrangement; (iii) the filing of the applicable Arrangement Filings under the Business Corporations Act (British Columbia); (iv) the expiration or termination of applicable waiting periods and receipt of required consents under specified foreign antitrust laws; (v) the absence of any law, order or other legal restraint preventing the consummation of the Transactions; (vi) the effectiveness of the Registration Statement and the absence of any effective SEC stop order or pending proceeding seeking such an order; (vii) the approval of PubCo’s initial listing application on Nasdaq or another agreed securities exchange, satisfaction of applicable listing requirements and approval for listing of the PubCo Shares and PubCo SPAC Warrants; (viii) PubCo having, immediately after giving effect to the Transactions, including the Transaction Financings and SPAC Shareholder Redemptions, at least $5,000,001 of consolidated net tangible assets; and (ix) the Company Transaction Support Agreement and SPAC Transaction Support Agreement remaining in full force and effect.

In addition, unless waived by the Company to the extent permitted by applicable law, the obligations of the Company and PubCo to consummate the Transactions are subject to the following conditions: (i) the representations and warranties of SPAC relating to certain fundamental matters being true and correct in all respects (except for de minimis inaccuracies), subject to specified exceptions; (ii) the other representations and warranties of SPAC being true and correct except for any failures to be true and correct that, individually or in the aggregate, have not had or would not reasonably be expected to have a SPAC Material Adverse Effect; (iii) SPAC having performed and complied in all material respects with its pre-Closing covenants and agreements; (iv) the absence of any continuing SPAC Material Adverse Effect; (v) SPAC having made the necessary arrangements for the disbursement of funds held in its Trust Account; and (vi) SPAC having delivered certain certificates and other closing documents required under the Business Combination Agreement.

Unless waived by SPAC to the extent permitted by applicable law, the obligations of SPAC to consummate the Transactions are subject to the following conditions: (i) the representations and warranties of the Company relating to certain fundamental matters being true and correct in all respects (except for de minimis inaccuracies), subject to specified exceptions; (ii) the other representations and warranties of the Company being true and correct, except for inaccuracies that have not had or would not reasonably be expected to have a Company Material Adverse Effect; (iii) the Group Companies having performed and complied in all material respects with their pre-Closing covenants and agreements; (iv) the absence of any continuing Company Material Adverse Effect; (v) holders of less than 5.0% of the issued and outstanding Company Shares having validly exercised and not withdrawn their Arrangement Dissent Rights; (vi) the termination or cancellation of certain existing Company shareholder agreements and release of related obligations without ongoing liability; and (vii) the Company having delivered certain certificates and other closing documents required under the Business Combination Agreement.

Termination

The Business Combination Agreement may be terminated at any time prior to the Closing by either SPAC or Brains if the Closing does not occur by June 30, 2027 (the “Termination Date”); provided that this right to terminate the Business Combination Agreement shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Closing to occur on or before the Termination Date and such action or failure to act constitutes a breach of the Business Combination Agreement.

The Business Combination Agreement may also be terminated under certain other customary and limited circumstances at any time prior to the Closing, including, among other reasons: (i) by mutual written consent of SPAC and Brains; (ii) by either SPAC or Brains if a governmental authority of competent jurisdiction will have issued an order or law permanently restraining, enjoining or otherwise prohibiting the Transactions and such order or law has become final and non-appealable; (iii) by Brains for a breach of SPAC’s representations, warranties or covenants under the Business Combination Agreement, subject to applicable cure periods and other contractual limitations, such that the related closing condition would not be met; (iv) by SPAC for a breach of Brains’ representations, warranties or covenants under the Business Combination Agreement, subject to applicable cure periods and other contractual limitations, such that the related closing condition would not be met; (v) by SPAC, if there shall have been a Company Material Adverse Effect following the date of the Business Combination Agreement which is continuing and incapable of being cured prior to the Termination Date; (vi) by Brains prior to obtaining the approval of SPAC’s shareholders, if the SPAC Board shall have made a Change in Recommendation; (vii) by either Brains or SPAC if SPAC holds the SPAC Shareholders Meeting and such approval is not obtained; (viii) by either Brains or SPAC if the Company Shareholders Meeting to approve the Arrangement is held and the requisite approval is not obtained; (ix) by SPAC if Brains fails to deliver certain required financial statements or financial information within the applicable cure periods set forth in the Business Combination Agreement, in each case, subject to the limitations set forth in the Business Combination Agreement where a party’s breach caused the failure to obtain the applicable shareholder approval; (x) by SPAC if Brains fails to deliver, within 60 days following the date of the Business Combination Agreement, the Company Transaction Support Agreements executed by Company Shareholders holding at least 66 2⁄3% of the voting power of the Company, including previously delivered voting agreements and (xi) if SPAC and Brains are unable reasonably and in good faith to agree in writing on the form and substance of lock-up agreements to be entered into by certain Company shareholders subsequent to the execution of the Business Combination Agreement; provided that, in the case of (iii), (iv), (vii), (viii) and (ix), a party may not so terminate the Business Combination Agreement if such party’s breach thereof resulted in the applicable termination provision being triggered.

If the Business Combination Agreement is terminated, all further obligations of the parties under the Business Combination Agreement (except for certain obligations related to confidentiality, effect of termination and customary miscellaneous provisions) will terminate, and no party to the Business Combination Agreement will have any further liability to any other party thereto except for liability for willful or material breach of the Business Combination Agreement or fraud (involving scienter) prior to such termination.

Fees and Expenses

Except as otherwise provided in the Business Combination Agreement, all expenses incurred in connection with the Business Combination Agreement, the ancillary documents and the Transactions shall be paid by the party incurring such expenses. If the Business Combination Agreement is terminated in accordance with its terms, other than by the Company in the event of a Change in Recommendation the Company will pay all Unpaid Company Expenses and SPAC will pay all Unpaid SPAC Expenses. If the Business Combination Agreement is terminated by the Company in the event of a Change in Recommendation SPAC will pay or reimburse all Company Expenses, up to an aggregate amount of $3.0 million, and pay all Unpaid SPAC Expenses. If the Closing occurs, PubCo will pay all Unpaid SPAC Expenses and Unpaid Company Expenses. Filing and registration fees associated with the Registration Statement and all associated financial printer and proxy solicitation expenses will be deemed SPAC Expenses. PubCo will bear and pay any Transfer Taxes imposed on a party as a result of the Transactions, provided that if the Closing does not occur, each party will bear and pay any Transfer Taxes imposed on such party under applicable law.

Trust Account Waiver

Each party to the Business Combination Agreement other than SPAC has agreed that it will not have any right, title, interest or claim of any kind in or to any monies in SPAC’s Trust Account held for its public shareholders, and has agreed not to make, and has waived any right to make, any claim against the Trust Account (including any distributions therefrom), subject to the exceptions set forth in the Business Combination Agreement.

Governing Law

The Business Combination Agreement is governed by Delaware law, except to the extent mandatorily governed by the laws of British Columbia, including the federal laws of Canada applicable therein. The parties have submitted to the exclusive jurisdiction of the Delaware Court of Chancery or, if such court declines jurisdiction, another state or federal court located in Delaware, except for matters relating to the Arrangement and the Plan of Arrangement.

Related Agreements

Company Transaction Support Agreement

Simultaneously with the execution of the Business Combination Agreement, certain shareholders of Brains entered into voting agreements (collectively, the “Company Transaction Support Agreements”), pursuant to which, among other things, each Supporting Company Shareholder agreed to vote its Company Shares in favor of the Plan of Arrangement and the Transactions subject to certain customary conditions.

Each Supporting Company Shareholder also agreed to take certain other actions in support of the Business Combination Agreement and the Transactions, subject to the conditions of the Company Transaction Support Agreements.

A copy of the form of Company Transaction Support Agreements is attached as Exhibit 10.1 hereto and is incorporated herein by reference.

Company Lock-Up Agreements

Simultaneously with the execution of the Business Combination Agreement, certain shareholders of Brains will enter into lock-up agreements (collectively, the “Lock-Up Agreement”), pursuant to which each such shareholder agreed not to transfer or otherwise dispose of certain securities of PubCo received in connection with the Business Combination for a period of time following the Closing, to be mutually agreed upon between the parties, and subject to the terms and conditions and certain customary exceptions set forth therein.

SPAC Transaction Support Agreement

Simultaneously with the execution of the Business Combination Agreement, the Sponsor and the directors and officers of SPAC entered into a voting agreement (the “SPAC Transaction Support Agreement”), pursuant to which, among other things, the Sponsor and such directors and officers will agree to vote in favor of the Business Combination Agreement and the Business Combination, subject to the terms and conditions set forth therein.

A copy of the form of SPAC Transaction Support Agreement is attached as Exhibit 10.2 hereto and is incorporated herein by reference.

Registration Rights Agreement

On or around the Closing Date, PubCo, the Sponsor and certain other shareholders of SPAC and Brains will enter into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which, among other things, PubCo will grant such shareholders certain customary registration rights with respect to their respective Equity Securities of PubCo, in each case, on the terms and subject to the conditions described therein.

Warrant Assignment, Assumption and Amendment Agreement

On or around the Closing Date, SPAC, PubCo and Continental Stock Transfer & Trust Company will enter into a Warrant Assignment, Assumption and Amendment Agreement pursuant to which PubCo will assume the SPAC Warrants, and such warrants will become PubCo SPAC Warrants exercisable for PubCo Shares at an exercise price of $11.50 per share, subject to adjustment.

The foregoing description of the Business Combination Agreement and the Transactions does not purport to be complete and is qualified in its entirety by reference to the full text of the Business Combination Agreement, a copy of which is filed as Exhibit 2.1 hereto and is incorporated herein by reference.

Item 7.01.	Regulation FD Disclosure.

On November 5, 2026, SPAC and Brains issued a joint press release announcing the execution of the Business Combination Agreement. A copy of the joint press release is furnished as Exhibit 99.1 to this Current Report and incorporated herein by reference.

SPAC is also including in this Current Report an investor presentation to be used by SPAC and Brains at various meetings with institutional investors or analysts. A copy of the investor presentation is furnished as Exhibit 99.2 to this Current Report and incorporated herein by reference.

The information in this Item 7.01 and Exhibits 99.1 and 99.2 attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing

Additional Information and Where to Find It

In connection with the Business Combination, Armada III, Brains and PubCo intend to file with the SEC a registration statement on Form F-4 (as amended or supplemented from time to time, the “Registration Statement”), which will include a proxy statement/prospectus relating to the proposed Business Combination. After the Registration Statement is declared effective, Armada III will mail the definitive proxy statement/prospectus to its shareholders as of a record date to be established for voting on the Business Combination. Investors, shareholders, and other interested persons are urged to read the Registration Statement, the proxy statement/prospectus, and all other relevant documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Armada III, Brains, PubCo and the Business Combination. Investors will be able to obtain free copies of these documents through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

Armada III and Brains and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies of Armada III’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests of Armada III’s directors and officers in the Business Combination in Armada III’s filings with the SEC, including the final prospectus of Armada III dated February 17, 2026 and filed with the SEC on February 18, 2026 (the “IPO Prospectus”) and the annual report on Form 10-K filed by Armada III with the SEC on March 20, 2026 (the “Form 10-K”). To the extent that holdings of Armada III’s securities have changed from the amounts reported in the Form 10-K, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Armada III’s shareholders in connection with the Business Combination will be set forth in the proxy statement/prospectus on Form F-4 for the Business Combination, which will be filed by Armada III, Brains and PubCo with the SEC. Investors, shareholders and other interested persons are urged to read the proxy statement/prospectus and other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the Business Combination. Investors, shareholders and other interested persons will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Armada III, Brains and PubCo through the website maintained by the SEC at www.sec.gov.

No Offer or Solicitation

This Current Report on Form 8-K does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or a solicitation of any proxy, vote, consent, or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act, as amended, or an exemption therefrom.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE BUSINESS COMBINATION DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION IN THIS CURRENT REPORT ON FORM 8-K. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

About Brains Bioceutical Corp.

Brains Bioceutical Corp. is a pharmaceutical company combining an established EU-GMP manufacturing and regulatory platform with a portfolio of proprietary and partnered drug-development programs focused on cannabinoid-based therapeutics. Through its wholly owned subsidiary, BSPG Laboratories Limited, Brains operates an MHRA-inspected and registered API manufacturing facility in Kent, England, supplying pharmaceutical-grade cannabinoid APIs to pharmaceutical and healthcare companies serving regulated markets. The Company’s operating model is built around two primary value drivers, API manufacturing and supply and pharmaceutical development, complemented by nutraceuticals and animal health. Brains is headquartered in Vancouver, British Columbia. For more information, visit www.brainsbio.com.

About Armada Acquisition Corp. III

Armada III is a special purpose acquisition company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more businesses. On October 31, 2026, Armada III entered into a definitive business combination agreement with Brains.

Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the U.S. federal securities laws (which shall include forward-looking information within the meaning of Canadian securities laws) with respect to the parties and the Business Combination, including expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding Armada III, Brains, the combined company, and statements regarding the anticipated benefits and timing of the completion of the Business Combination, the assets held by Armada III and by Brains, the development, manufacturing and commercialization of cannabinoid-based active pharmaceutical ingredients (“APIs”) and therapeutics, the anticipated business of the combined company, Brains and the markets in which they operate, planned business strategies, including, without limitation, Brains’ plans to expand its pharmaceutical-grade cannabinoid API manufacturing and supply operations and advance its proprietary and partnered drug-development programs, anticipated product development, clinical trial, regulatory filing, approval and commercialization timelines, expected customer and partner programs, product launches and geographic expansion, plans and use of proceeds, including proceeds from the Business Combination and contemplated private placement financings, objectives of management for future operations of Brains, expected operating costs of the combined company and its subsidiaries, the upside potential and opportunity for investors, the combined company and Brains’ plan for value creation and strategic advantages, market size and growth opportunities, regulatory conditions, competitive position and the interest of other corporations in similar business strategies, technological and market trends, future financial condition and performance, and expected financial impacts of the Business Combination, the satisfaction of closing conditions to the Business Combination and the level of redemptions of Armada III’s public shareholders, and the parties’ respective or collective expectations, intentions, strategies, assumptions, or beliefs about future events, results of operations, or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions; but this Current Report on Form 8-K may include other forward-looking information and data that are not preceded by any of the foregoing words. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Current Report on Form 8-K, including, but not limited to: the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Armada III’s securities; the risk that the Business Combination may not be completed by Armada III’s business combination deadline or any extension thereto; the failure by the parties to satisfy the conditions to the consummation of the Business Combination, including the approval of

Armada III’s shareholders and the approval of Brains’ shareholders; the risk that holders of Armada III’s public shares exercise redemption rights in amounts that reduce the cash available to the combined company; the failure to obtain or consummate the contemplated private placement financings on acceptable terms or at all; the failure of the combined company to obtain or maintain the listing of its securities on the Nasdaq Stock Market after closing of the Business Combination; costs related to the Business Combination; changes in business, market, financial, political and regulatory conditions; risks relating to Brains’ or the combined company’s anticipated operations and business, including, without limitation, Brains’ plans to manufacture and supply cannabinoid APIs, expand its commercial operations and develop and commercialize cannabinoid-based therapeutics, including the costs, timelines, clinical trial results, regulatory approvals and risks associated therewith; risks related to increased competition in the industries in which the combined company will operate; risks that after consummation of the Business Combination, the combined company may experience difficulties managing its growth, expanding operations, or executing its strategies; risks relating to pharmaceutical product development, clinical trials, regulatory filings and approvals, manufacturing capacity and compliance with applicable pharmaceutical and controlled-substance regulations; risks relating to the regulation of cannabidiol and other cannabinoids by the U.S. Food and Drug Administration and U.S. state authorities, including in dietary supplements, food, beverages, cosmetics and animal health products, which may limit or prohibit the sale of such products in the United States; risks relating to Brains’ reliance on third-party customers, commercial partners, suppliers, intellectual property rights and licenses; the outcome of any potential legal proceedings that may be instituted against Brains, Armada III, or others following announcement of the Business Combination; and those risk factors discussed in documents that Armada III, Brains or PubCo filed, or will file, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of (i) the IPO Prospectus, (ii) the Form 10-K, (iii) the Registration Statement, which will include a proxy statement of Armada III, and other documents filed or to be filed by Armada III, Brains and PubCo from time to time with the SEC. These materials do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither Armada III nor Brains presently knows or that Armada III and Brains currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation or intends to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law. None of the parties or any of their representatives gives any assurance that any of Armada III, Brains, or the combined company will achieve its expectations.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

2.1*†	Business Combination Agreement, dated as of October 31, 2026, by and among Armada Acquisition Corp. III, Armada Sponsor III, LLC, Brains Bioceutical Corp., and Brains Therapeutics Corp.

10.1†	Form of Company Transaction Support Agreement

10.2†	Form of SPAC Transaction Support Agreement

99.1	Joint Press Release

99.2	Investor Presentation

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

†

The exhibits and schedules to this exhibit have been omitted in accordance with Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish supplementally to the SEC a copy of all omitted exhibits and schedules upon its request.

*	Certain personally identifiable information has been omitted from this exhibit pursuant to Item 601(a)(6) of Regulation S-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 5, 2026	ARMADA ACQUISITION CORP. III

	By:	/s/ Stephen P. Herbert
	Name:	Stephen P. Herbert
	Title:	Chief Executive Officer

Exhibit 2.1

EXECUTION COPY

BUSINESS COMBINATION AGREEMENT

by and among

ARMADA ACQUISITION CORP. III,

ARMADA SPONSOR III, LLC,

BRAINS BIOCEUTICAL CORP.

and

BRAINS THERAPEUTICS CORP.

Dated October 31, 2026

i

	3.4	Financial Statements; Undisclosed Liabilities	47

	3.5	Consents and Requisite Governmental Approvals; No Violations	50

	3.6	Permits	50

	3.7	Material Contracts	51

	3.8	Absence of Changes	54

	3.9	Litigation	54

	3.10	Compliance with Applicable Law	54

	3.11	Employee Plans	55

	3.12	Environmental Matters	57

	3.13	Intellectual Property	58

	3.14	Labor Matters	60

	3.15	Insurance	63

	3.16	Tax Matters	64

	3.17	Brokers	66

	3.18	Real and Personal Property	66

	3.19	Transactions with Affiliates	67

	3.20	Customers and Suppliers	68

	3.21	Data Privacy and Security	68

	3.22	Compliance with Sanctions Laws, Anti-Corruption Laws and Anti-Money Laundering Laws	69

	3.23	Regulatory Compliance	70

	3.24	Information Supplied	72

	3.25	Investigation; No Other Representations	72

4.	REPRESENTATIONS AND WARRANTIES RELATING TO SPAC		73

	4.1	Organization and Qualification	73

	4.2	Capitalization	73

	4.3	Authority	74

	4.4	Board Approval; Vote Required	74

	4.5	Consents and Requisite Governmental Approvals; No Violations	75

	4.6	SEC Filings	75

	4.7	Internal Controls; Financial Statements	76

	4.8	Trust Account	77

	4.9	Listing	78

	4.10	Contracts	78

	4.11	Absence of Changes	78

	4.12	Litigation	78

	4.13	Compliance with Applicable Law	79

	4.14	Compliance with Sanctions Laws, Anti-Corruption Laws and Anti-Money Laundering Laws	79

	4.15	Employees	79

	4.16	Business Activities; Assets	80

	4.17	No Undisclosed Liabilities	80

	4.18	Tax Matters	80

	4.19	Brokers	82

	4.20	Transactions with Affiliates	83

	4.21	Investigation; No Other Representations	83

	4.22	Investment Company	84

5.	COVENANTS		84

	5.1	Conduct of Business of the Company and SPAC	84

	5.2	Efforts to Consummate	88

	5.3	Confidentiality and Access to Information	90

	5.4	Public Announcements	93

	5.5	Certain Tax Matters	94

	5.6	Exclusive Dealing	95

	5.7	Preparation of Registration Statement	97

	5.8	SPAC Shareholder Approval	99

	5.9	SPAC Board Recommendation	100

	5.10	Exchange Listing	100

	5.11	Trust Account	101

	5.12	SPAC Indemnification; Directors’ and Officers’ Insurance	101

	5.13	Company Indemnification; Directors’ and Officers’ Insurance	102

	5.14	Post-Closing Governance	103

	5.15	Financials	104

	5.16	PubCo Equity Incentive Plan	105

	5.17	Transaction Financings	105

	5.18	Privacy Matters	105

	5.19	SPAC Related Party Agreements	107

	5.20	Section 16 Matters	107

	5.21	Disclosure of Certain Matters	107

	5.22	Can Merger Sub Matters	107

	5.23	Cayman Merger Sub Matters	107

	5.24	PubCo Articles	107

	5.25	Company Fairness Opinion	108

	5.26	Schedule Supplements	108

6.	CONDITIONS TO CONSUMMATION OF THE TRANSACTIONS		108

	6.1	Conditions to the Obligations of the Parties	108

	6.2	Other Conditions to the Obligations of SPAC	109

	6.3	Other Conditions to the Obligations of the Company	110

	6.4	Frustration of Closing Conditions	111

7.	TERMINATION		112

	7.1	Termination	112

	7.2	Effect of Termination	113

8.	MISCELLANEOUS		114

	8.1	Non-Survival	114

	8.2	Entire Agreement; Assignment	114

	8.3	Amendment	114

	8.4	Notices	114

	8.5	Governing Law	114

	8.6	Fees and Expenses	114

	8.7	Exhibits and Schedules	115

	8.8	Parties in Interest	115

	8.9	Severability	115

	8.10	Counterparts; Electronic Signatures	115

	8.11	Knowledge of Company; Knowledge of SPAC	116

	8.12	No Recourse	116

	8.13	Extension; Waiver	116

	8.14	Waiver of Jury Trial	116

	8.15	Submission to Jurisdiction	117

	8.16	Remedies	117

8.17	Trust Account Waiver	118

8.18	Legal Representation	119

Certain schedules and other similar attachments to this exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K.

Exhibit A	Form of SPAC Transaction Support Agreement
Exhibit B	Pro Forma Capitalization Table
Exhibit C	Form of Company Transaction Support Agreement
Exhibit D	Plan of Arrangement

v

BUSINESS COMBINATION AGREEMENT

This BUSINESS COMBINATION AGREEMENT (this “Agreement”), dated as of October 31, 2026, is made by and among Armada Acquisition Corp. III, a Cayman Islands exempted company (“SPAC”), Armada Sponsor III, LLC, a Delaware limited liability company (the “Sponsor”), Brains Bioceutical Corp., a company existing under the laws of British Columbia (the “Company”; prior to the amalgamation of Brains Bioceutical Corp. and Can Merger Sub pursuant to the Plan of Arrangement (the “Amalgamation”), references to the “Company” shall be to Brains Bioceutical Corp., and following the Amalgamation, references to the “Company” shall be to the company resulting from the Amalgamation), and Brains Therapeutics Corp., a company incorporated under the laws of British Columbia (“PubCo”). SPAC, the Company, PubCo, and Sponsor are referred to herein from time to time collectively as the “Parties” and each, a “Party”. Capitalized terms used but not otherwise defined herein have the meanings set forth in Section 1.1.

WHEREAS, SPAC is a blank check company incorporated as an exempted company with limited liability under the law of the Cayman Islands on September 19, 2025 and incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one (1) or more businesses or entities;

WHEREAS, the sole shareholder of PubCo (the “Formation Shareholder”) holds one (1) common share of PubCo solely for the purpose of effecting the Transactions and not for the purpose of having any economic or other interest in PubCo;

WHEREAS, prior to the effectiveness of the Registration Statement, (a) PubCo will (i) incorporate or cause to be incorporated Can Merger Sub as a company under the laws of British Columbia and a direct wholly owned subsidiary of PubCo incorporated solely for purposes of effecting the Transactions (“Can Merger Sub”) and (ii) after the incorporation of Can Merger Sub, cause Can Merger Sub to execute a Joinder Agreement and become a party to this Agreement as a “Party” hereto and (b) PubCo will (i) incorporate or cause to be incorporated Cayman Merger Sub as a Cayman Islands exempted company and a direct wholly-owned subsidiary of PubCo incorporated solely for purposes of effecting the Transactions (“Cayman Merger Sub”) and (ii) after completion of the incorporation of Cayman Merger Sub, cause Cayman Merger Sub to execute a Joinder Agreement and become a party to this Agreement as a “Party” hereto;

WHEREAS, pursuant to the Governing Documents of SPAC, SPAC is required to provide an opportunity for its public shareholders to have their outstanding SPAC Class A Shares redeemed on the terms and subject to the conditions set forth therein in connection with obtaining the SPAC Shareholder Approval;

WHEREAS, as of the date of this Agreement, the Sponsor owns 8,507,834 SPAC Class B Shares and 400,000 SPAC Private Placement Units;

WHEREAS, concurrently with the execution and delivery of this Agreement, DSM Venturing B.V. has entered into an amended and restated conversion letter with the Company, pursuant to which it has consented to: (i) the conversion of the 2022 Convertible Note into Company Common Shares; (ii) the conversion of its Company Class A Preferred Shares into Company Common Shares; and (iii) the exchange of its Company Warrants for PubCo Rollover Warrants, all in accordance with the terms of the Plan of Arrangement;

WHEREAS, immediately prior to the Cayman Merger, each SPAC Class B Share then outstanding shall be exchanged for one (1) SPAC Class A Share (the “Class B Conversion”);

WHEREAS, on the day which is one (1) Business Day prior to the Closing Date, Cayman Merger Sub will merge with and into SPAC with SPAC as the surviving entity pursuant to a plan of merger under the laws of the Cayman Islands (the “Cayman Merger”), as follows: (i) PubCo will issue to the holders of SPAC Shares (including the Sponsor but excluding the holders of any Dissenting SPAC Shares) PubCo Shares in exchange for such holders’ SPAC Shares and such SPAC Shares will not be cancelled but will be transferred to PubCo, (ii) SPAC will thereby become a wholly-owned subsidiary of PubCo, and (iii) each issued ordinary share of Cayman Merger Sub will be exchanged for a SPAC Class A Share and Cayman Merger Sub (having merged into SPAC) will cease to exist as a separate entity by virtue of the Cayman Merger;

WHEREAS concurrently with the Cayman Merger, and effective at the same time the Cayman Merger becomes effective under Cayman Islands Law, (i) PubCo will assume the SPAC Warrants pursuant to the Warrant Assignment, Assumption and Amendment Agreement, and (ii) PubCo will redeem the initial PubCo Shares held by the Formation Shareholder for an amount equal to the amount of capital that the Formation Shareholder contributed for purposes of the incorporation of PubCo (such transactions, together with the Cayman Merger, the “Cayman Reorganization”);

WHEREAS, following the Cayman Reorganization, SPAC will elect to be classified for U.S. federal income tax purposes to be disregarded as an entity separate from its owners, to be effective as of the beginning of the Closing Date, by filing IRS Form 8832 (Entity Classification Election) with the U.S. Internal Revenue Service (the “U.S. Entity Classification Election” and, together with the Cayman Reorganization, the “SPAC Reorganization”);

WHEREAS, following the execution and delivery of this Agreement, the Parties intend to market one or more private placement Transaction Financings in an aggregate amount of up to $100,000,000, which Transaction Financings shall be consummated on or prior to the Closing Date prior to the Amalgamation;

WHEREAS, on the Closing Date, and prior to the Amalgamation, the PubCo Shares and PubCo SPAC Warrants shall have been approved for listing on Nasdaq or such other Exchange as agreed to by SPAC and the Company;

WHEREAS, on the Closing Date and pursuant to the Plan of Arrangement, Can Merger Sub and the Company will consummate the Amalgamation, and pursuant to the Amalgamation, (i) prior to the Amalgamation, each Company Class A Preferred Share and the 2022 Convertible Note (including all principal, accrued and unpaid interest) will be converted into Company Common Shares; (ii) each Company Common Share outstanding immediately prior to the Amalgamation shall be exchanged for PubCo Shares per the Company Exchange Ratio, each Company Warrant outstanding immediately prior to the Amalgamation shall be exchanged for PubCo Rollover

Warrants per the Company Exchange Ratio and each Company Option outstanding immediately prior to the Amalgamation shall be assumed by PubCo and converted into options for PubCo Shares per the Company Exchange Ratio; (iii) each Can Merger Sub share outstanding immediately prior to the Amalgamation shall be exchanged for one (1) common share in the authorized share capital of the amalgamated entity; and (iv) in consideration for the issuance of PubCo Shares, the amalgamated entity shall issue its common shares to PubCo, in each case upon and subject to the other terms and conditions set forth in this Agreement, the Plan of Arrangement and in accordance with the provisions of applicable Law;

WHEREAS, on or around the Closing Date, PubCo, the Sponsor and certain other shareholders of SPAC and certain shareholders of the Company will enter into a registration rights agreement, in form and substance to be agreed upon by the Parties reasonably and in good faith (the “Registration Rights Agreement”), pursuant to which, among other things, such shareholders will be granted certain registration rights with respect to their respective Equity Securities of PubCo, in each case, on the terms and subject to the conditions therein;

WHEREAS, concurrently with the execution of this Agreement, certain Company Shareholders have duly executed and delivered Company Transaction Support Agreements to SPAC, the Company and PubCo, and certain Company Shareholders have duly executed and delivered Company Lock-Up Agreements to SPAC, the Company and PubCo;

WHEREAS, concurrently with the execution of this Agreement, the Sponsor and the directors and officers of SPAC have duly executed and delivered to the Company and PubCo a voting agreement, substantially in the form attached hereto as Exhibit A (collectively, the “SPAC Transaction Support Agreement” and, together with the Company Transaction Support Agreements and the Company Lock-Up Agreements, the “Transaction Support Agreements”), pursuant to which, among other things, each such person has agreed to vote in favor of the Transactions and the entering into and execution by SPAC of this Agreement; and

WHEREAS the resulting PubCo ownership following the Transactions is directionally set out in the capitalization table attached hereto as Exhibit B, which exhibit may be amended by mutual written agreement of the Parties from time-to-time to reflect any updates.

NOW, THEREFORE, in consideration of the premises and the mutual promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

1.	CERTAIN DEFINITIONS

1.1 Definitions. As used in this Agreement, the following terms have the respective meanings set forth below.

“2022 Convertible Note” means the convertible promissory note in the amount of $20,000,000 issued by the Company to DSM Venturing B.V. pursuant to a note purchase agreement dated as of August 19, 2022 by and between the Company and DSM Venturing B.V.

“Accounting Principles” means IFRS as in effect as of the Closing Date, using and applying the same accounting principles, practices, procedures, policies and methods (with consistent classifications, judgments, elections, inclusions, exclusions and valuation and estimation methodologies) used and applied by the Company in the preparation of the Audited Company Financial Statements.

“Additional SPAC SEC Reports” is defined in Section 5.7(e).

“Adjournment Proposal” is defined in Section 5.8.

“Affiliate” means, with respect to any Person, any other Person who directly or indirectly, through one (1) or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.

“Agreement” is defined in the introductory paragraph to this Agreement.

“Allocation Schedule” is defined in Section 2.13(a).

“Amalgamation” is defined in the recitals to this Agreement.

“Ancillary Documents” means the Plan of Arrangement, the Registration Rights Agreement, the Transaction Support Agreements, the Joinder Agreements, the Warrant Assignment, Assumption and Amendment Agreement, the PubCo Warrant Agreement and each other agreement, document, instrument and/or certificate contemplated by this Agreement executed or to be executed by the Parties in connection with the Transactions.

“Anti-Corruption Laws” means, collectively, (a) the U.S. Foreign Corrupt Practices Act (FCPA), (b) the Corruption of Foreign Public Officials Act (Canada), (c) the anti-corruption provisions of the Criminal Code (Canada), (d) the UK Bribery Act 2010 and (e) any other applicable anti-bribery or anti-corruption Laws related to combatting bribery and corruption.

“Anti-Money Laundering Laws” means any applicable anti-money laundering and counter-terrorism Laws in all applicable jurisdictions, the rules and regulations thereunder and any applicable related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity, including the Criminal Code (Canada); the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), Parts II.1 and XII.1 of the Criminal Code (Canada), the Bank Secrecy Act as amended by the USA Patriot Act, 18 U.S.C. §§ 1956-1957, Cayman Islands Proceeds of Crime Act (as revised), European Union Money Laundering Directives, the UK Proceeds of Crime Act 2002, UK Money Laundering, Terrorist Financing and Transfer of Funds (Information on the Payer) Regulations 2017, UK Terrorism Act 2000, and regulations and guidance thereunder.

“Arrangement” means the arrangement under Division 5 of Part 9 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of SPAC and the Company, such consent not to be unreasonably withheld, conditioned or delayed.

“Arrangement Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement, as contemplated by Section 238 of the BCBCA, as modified by the Interim Order and the Plan of Arrangement.

“Arrangement Effective Time” has the meaning assigned to such term in the Plan of Arrangement.

“Arrangement Filings” means the documents to be filed with the Registrar under the BCBCA in connection with the Arrangement, including the amalgamation application (Form 13) in respect of the Amalgamation, together with a copy of the Final Order, in form and substance satisfactory to SPAC and the Company, each acting reasonably.

“Audited Company Financial Statements” is defined in Section 3.4(a).

“BCA Proposal” is defined in Section 5.8.

“BCBCA” means the Business Corporations Act (British Columbia), as amended from time to time.

“BCSC” means the British Columbia Securities Commission.

“Business Day” means a day, other than a Saturday or Sunday, on which commercial banks in New York, New York, Vancouver, British Columbia and (for purposes of the Cayman Merger) the Cayman Islands are open for the general transaction of business.

“Can Merger Sub” is defined in the recitals to this Agreement.

“Canadian Prospectus” means the preliminary and final non-offering prospectus of PubCo filed with the BCSC to become a “reporting issuer” (within the meaning of applicable Canadian Securities Laws) in the Province of British Columbia.

“Canadian Securities Laws” means the Securities Act (British Columbia) and the rules, regulations and forms made or promulgated thereunder and the published national instruments, multilateral instruments, policies, bulletins and notices of the BCSC, and any other applicable Canadian provincial or territorial securities laws.

“Cayman Act” means the Cayman Islands Companies Act (As Revised).

“Cayman Exchange Ratio” means one for one (1:1).

“Cayman Merger” is defined in the recitals to this Agreement.

“Cayman Merger and Reorganization Proposal” is defined in Section 5.8.

“Cayman Merger Sub” is defined in the recitals to this Agreement.

“Cayman Reorganization” is defined in the recitals to this Agreement.

“CBA” is defined in Section 3.14(e).

“Change in Recommendation” is defined in Section 5.9.

“Change in Recommendation Notice” is defined in Section 5.9.

“Change in Recommendation Notice Period” is defined in Section 5.9.

“Change of Control Transaction” means any transaction or series of related transactions (a) under which any Person(s), directly or indirectly, acquires or otherwise purchases (i) another Person or any of its Affiliates or (ii) all or substantially all of the assets, businesses or equity securities of another Person, or (b) that results, directly or indirectly, in the shareholders of a Person as of immediately prior to such transaction holding, in the aggregate, less than fifty percent (50%) of the voting shares of such Person (or any successor or parent company of such Person) immediately after the consummation thereof (in the case of each of clause (a) and (b), whether by merger, consolidation, tender offer, recapitalization, purchase or issuance of equity securities, or otherwise).

“Class B Conversion” is defined in the recitals to this Agreement.

“Closing” is defined in Section 2.1.

“Closing Date” is defined in Section 2.1.

“Closing Filing” is defined in Section 5.4(b).

“Closing Press Release” is defined in Section 5.4(b).

“COBRA” means Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code and any similar state Law.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company” is defined in the introductory paragraph to this Agreement.

“Company Acquisition Proposal” means (a) any transaction or series of related transactions under which any Person(s), directly or indirectly, acquires or otherwise purchases (i) the Company or any of its controlled Affiliates or (ii) all or a material portion of the assets or business of the Company and its controlled Affiliates (in the case of each of clause (i) and (ii), whether by merger, consolidation, recapitalization, purchase or issuance of equity securities, tender offer or otherwise), or (b) any equity investment in the Company or any of its controlled Affiliates pursuant to which any such Person would own or control, directly or indirectly, twenty percent (20%) or more of the voting power of the Company or any of its controlled Affiliates immediately following such transaction. Notwithstanding the foregoing or anything to the contrary herein, none of this Agreement, the Ancillary Documents or the Transactions (including the Transaction Financings) shall constitute a Company Acquisition Proposal.

“Company Arrangement Resolution” means a special resolution of the Company Shareholders approving the Plan of Arrangement, which is to be considered at the Company Shareholders Meeting, in the form and substance to be agreed among the Parties reasonably and in good faith.

“Company Board” means the board of directors of the Company.

“Company Certificates” is defined in Section 2.14(a).

“Company Change of Control Payment” means (a) any success, change of control, retention, transaction bonus or other similar payment or amount to any Person as a result of or in connection with this Agreement or the Transactions or any other Change of Control Transaction (including any such payments or similar amounts that may become due and payable based upon the occurrence of one or more additional circumstances, matters or events) or (b) any payments made or required to be made pursuant to or in connection with or upon termination of, and any fees, expenses or other payments owing or that will become owing in respect of, any Company Related Party Transaction (in the case of each of clause (a) and (b), regardless of whether paid or payable prior to, at or after the Closing or in connection with or otherwise related to this Agreement or any Ancillary Document).

“Company Class A Common Shares” means Class A Common Voting Shares of the Company.

“Company Class A Preferred Shares” means Class A Preferred Shares of the Company.

“Company Class B Common Shares” means Class B Common Non-Voting Shares of the Company, none of which are outstanding.

“Company Common Shares” means the Company Class A Common Shares and the Company Class B Common Shares.

“Company Common Shareholders” means, collectively, the holders of Company Common Shares as of any determination time prior to the Closing.

“Company D&O Persons” is defined in Section 5.13(a).

“Company Disclosure Schedules” means the disclosure schedules to this Agreement delivered to SPAC by the Group Companies on the date of this Agreement.

“Company Earnout Shareholders” is defined in Section 2.17.

“Company Equity Award” means, as of any determination time, each Company Option, restricted stock unit, stock appreciation, phantom equity, and each other award to any current or former director, manager, officer, employee, individual independent contractor or other individual service provider of any Group Company of rights of any kind to receive any Equity Security of any Group Company or benefits measured in whole or in part by reference to any Equity Security of any Group Company, in each case, under any Company Equity Plan or otherwise that is outstanding. For the avoidance of doubt, the Company Warrants shall not be considered a Company Equity Award.

“Company Equity Plan” means each of (a) the equity incentive plan of the Company dated as of April 15, 2019, and as may be further amended and/or restated from time to time, (b) the enterprise management incentive plan of the Company dated as of November 2023, and as may be further amended and/or restated from time to time, and (c) each other plan that provides for the award to any current or former director, manager, officer, employee, individual independent contractor or other individual service provider of any Group Company of rights of any kind to receive Equity Securities of any Group Company or benefits measured in whole or in part by reference to Equity Securities of any Group Company.

“Company Exchange Ratio” means the quotient obtained by dividing (a) (i) the Transaction Value divided by (ii) the Reference Value, by (b) the Company Fully Diluted Shares.

“Company Expenses” means, as of any determination time, the aggregate amount of fees, expenses, commissions or other amounts incurred by or on behalf of, or otherwise payable by, whether or not due, any Group Company in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the Transactions (including the Transaction Financings), including (a) the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, consultants, or other agents or service providers of any Group Company, and (b) any other fees, expenses, commissions or other amounts that are expressly allocated to any Group Company pursuant to this Agreement or any Ancillary Document; provided that, notwithstanding the foregoing or anything to the contrary herein, Company Expenses shall not include any SPAC Expenses or SPAC Liabilities.

“Company Fairness Opinion” means a written opinion of Evans & Evans Inc., or another independent financial advisor of recognized standing retained by the Company Board, to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations, qualifications and other matters set forth therein, the consideration to be received by the Company Common Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Company Common Shareholders.

“Company Financial Statements” is defined in Section 3.4(a).

“Company Fully Diluted Shares” has the meaning assigned to such term in the Plan of Arrangement.

“Company Fundamental Representations” means the representations and warranties set forth in Section 3.1(Organization and Qualification), Section 3.2 (Capitalization of the Group Companies), Section 3.3 (Authority), Section 3.4(g) (Indebtedness), clause (i) of Section 3.5(b) (Consents and Requisite Governmental Approval; No Violations), Section 3.17 (Brokers), Section 3.22 (Compliance with Sanctions Laws, Anti-Corruption Laws and Anti-Money Laundering Laws) and Section 3.23 (Regulatory Compliance).

“Company Information Circular” means the notice of the Company Shareholders Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto and information incorporated by reference therein, to be sent to the Company Shareholders and such other Persons as required by the Interim Order and applicable Law in connection with the Company Shareholders Meeting, as amended, supplemented or otherwise modified from time to time in accordance with this Agreement.

“Company Intellectual Property” means the Company Owned Intellectual Property and the Company Licensed Intellectual Property.

“Company Investors’ Rights Agreement” means the investors’ rights agreement dated June 11, 2021 between the Company, DSM Venturing B.V. and Tamar Technologies Limited.

“Company IT Systems” means any and all computers, Software, firmware, middleware, hardware, systems, workstations, routers, hubs, switches, networks, communication systems and data communication lines, servers, network equipment and databases (including those that are used to Process data) and other information technology equipment and related systems and services, including any outsourced systems, and all associated documentation, in each case, to the extent owned or controlled by (or purported to be owned or controlled by) or licensed or leased to (or purported to be licensed to or leased to) any Group Company.

“Company Licensed Intellectual Property” means any and all Intellectual Property Rights owned by any third party that is licensed or sublicensed (or purported to be licensed or sublicensed) to any Group Company or for which any Group Company has obtained (or purported to have obtained) a covenant not to be sued.

“Company Lock-Up Agreements” means lock-up agreements in form and substance reasonably acceptable to each of the Parties.

“Company Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, (i) has had or would reasonably be expected to have a material adverse effect on the business, results of operations or financial condition of the Group Companies, taken as a whole or (ii) would prevent, materially impair or materially delay the ability of the Company to perform its obligations under this Agreement and the Ancillary Documents or consummate the Transactions, provided, however, that in the case of clause (i) none of the following, either alone or in combination, shall constitute or be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably expected to occur: any adverse change, event, effect or occurrence resulting from or related to (a) any change, development, condition or event generally affecting the industries or markets in which the Group Companies operate, (b) general business or economic conditions in or affecting the United States, Canada or elsewhere, or changes therein, (c) any outbreak or escalation of war or hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage, civil unrest, cyberterrorism, riots, prolonged demonstrations or public disorders, or changes in global, national, regional, provincial, state or local political conditions, or any escalation or worsening thereof, (d) changes in the financial, banking, capital or securities markets generally in the United States, Canada or any other country or region in the world, or changes therein, including changes in interest rates in the United States, Canada or any other country and changes in exchange rates for the currencies of any countries, (e) changes or proposed changes in, or changes or proposed changes in the interpretation of, any applicable Laws, regulatory framework, IFRS or GAAP, (f) the negotiation, execution or delivery of this Agreement, public announcement of this Agreement or the pendency or consummation of the Transactions, including any impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors or other business relations (provided that the exception in this clause (f) shall not apply to the representations and warranties set forth in Section 3.5(b) to the extent that its purpose is to address the consequences resulting from the public announcement or pendency or consummation of the Transactions or the condition set forth in Section 6.2(a) to the extent it relates to such representations and warranties), (g) any failure by any Group Company to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions, including, but not limited to any predictions or results related to any clinical studies or trials (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (a) through (f), (h) or (i)), (h) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, acts of God or other natural disasters or comparable events in the United States, Canada or any other country or region in the world, or any escalation of the foregoing, (i) any epidemics, pandemics, disease outbreaks or quarantines, (j) the taking of any action required by the terms of this Agreement or any Ancillary Document, (k) any actions taken or omitted to be taken by a Group Company at the written request or with the prior written consent of SPAC, (l) changes in the cash position, cash equivalents, working capital or liquidity of the Group Companies resulting from the operation of the business in the ordinary course consistent with past practice, provided that this clause (l) shall not apply to any such change that results in, or would reasonably be expected to result in, any Group Company being unable to pay its debts as they become due, any default or acceleration under any Indebtedness, or any insolvency proceeding, or (m) any material breach of this Agreement or any Ancillary Document by SPAC; provided, however, that if any change, event, effect or occurrence resulting from a matter described in any of the foregoing clauses (a) through (f), (h) or (i) materially and disproportionately adversely affects the Group Companies, taken as a whole, relative to other similarly situated participants in the industries or markets in which the Group Companies operate, such change, event, effect or occurrence may be taken into account in determining whether a Company Material Adverse Effect has occurred but only to the extent of the disproportionate effect.

“Company Non-Party Affiliates” means, collectively, each Company Related Party and each former, current or future Affiliates, Representatives, successors or permitted assigns of any Company Related Party (other than, for the avoidance of doubt, the Company). As it relates to the Company, the term “Non-Party Affiliates” means “Company Non-Party Affiliates.”

“Company Option” means, as of any determination time, each option to purchase Company Common Shares that is outstanding and unexercised (whether vested or unvested), whether granted under a Company Equity Plan or otherwise.

“Company Owned Intellectual Property” means any and all Intellectual Property Rights that are owned or purported to be owned by any Group Company.

“Company Product” means (i) each product from which any Group Company has derived within the two (2) years preceding the date hereof, is currently deriving or is scheduled to derive within the next two (2) years, revenue from the sale, license or other provision thereof, and (ii) each product candidate that is being researched, tested, developed or manufactured by or on behalf of the Group Companies. For the avoidance of doubt, “Company Product” includes any product, ingredient, component or other substance supplied or intended to be supplied by any Group Company for incorporation into, or use in the manufacture, formulation or production of, any product sold or otherwise provided by a third party.

“Company Registered Intellectual Property” means any and all Registered Intellectual Property included in the Company Owned Intellectual Property.

“Company Related Party” is defined in Section 3.19.

“Company Related Party Transactions” is defined in Section 3.19.

“Company Required Approval” means approval by the affirmative vote of the holders of not less than two-thirds of the Company Common Shares, present in person or represented by proxy at the Company Shareholders Meeting, and, if and to the extent required by the Court, such other approval of the Company’s securityholders as may be required.

“Company ROFR Agreement” means the right of refusal and co-sale agreement dated June 11, 2021 between the Company, DSM Venturing B.V., Tamar Technologies Limited, 1428 Investments Inc., Canada Bioceutical Corp. and certain other holders of Company Common Shares or Company Options as set forth therein.

“Company Shareholder Agreements” means the Company 2021 Shareholders Agreement, the Company Investors’ Rights Agreement, the Company ROFR Agreement and the Company Voting Agreement.

“Company Shareholders” means, collectively, the holders of Company Shares as of any determination time prior to the Closing.

“Company 2021 Shareholders Agreement” means the Amended and Restated Brains Shareholder Agreement, dated June 11, 2021, by and among the Company, Tamar Technologies Limited, Canada Bioceutical Corp., Ricky Brar, 1428 Investments Inc., 1179446 B.C. Ltd., Westbury Properties Ltd., HSD Development Ltd., HSP Consulting Inc., Gurdeep Bains, and Sarbjit Bains.

“Company Shareholders Meeting” means the special meeting of the Company Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the terms of this Agreement that is to be convened as provided by the Interim Order to consider, and if deemed advisable approve, the Company Arrangement Resolution and with the prior consent of SPAC, for any other purpose as may be set out in the Company Information Circular and as are reasonably necessary or desirable to give effect to the Transactions.

“Company Shares” means the Company Common Shares and the Company Class A Preferred Shares.

“Company Tax Counsel” is defined in Section 5.5(b).

“Company Transaction Support Agreements” means voting agreements, substantially in the form attached hereto as Exhibit C, pursuant to which, among other things, each Company Shareholder party thereto agrees to vote in favor of the Transactions and the Company Arrangement Resolution.

“Company Voting Agreement” means the voting agreement dated June 11, 2021 between the Company, DSM Venturing B.V., Tamar Technologies Limited, 1428 Investments Inc., Canada Bioceutical Corp. and certain other holders of Company Common Shares as set forth therein.

“Company Warrant” means, as of any determination time, each warrant to purchase Company Common Shares that is outstanding and unexercised.

“Company Warrant Holders” means, collectively, the holders of Company Warrants as of any determination time prior to the Closing.

“Consent” means any notice, authorization, qualification, registration, filing, notification, waiver, order, consent or approval to be obtained from, filed with or delivered to, a Governmental Entity or other Person.

“Contract” or “Contracts” means any agreement, contract, license, lease, obligation, undertaking or other commitment or arrangement that is binding upon a Person or any of such Person’s properties or assets.

“Copyrights” is defined in the definition of Intellectual Property Rights.

“Court” means the Supreme Court of British Columbia or other competent court, as applicable.

“Dissenting SPAC Shareholders” is defined in Section 2.10(a).

“Dissenting SPAC Shares” is defined in Section 2.10(a).

“Earnout Participation” is defined in Section 2.17(a).

“Earnout Period” is defined in Section 2.17(a).

“Earnout Shares” is defined in Section 2.17(a).

“Employee Benefit Plan” means each (i) “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, whether or not subject to ERISA) (ii) compensation, employment, consulting, severance, termination protection, change in control, transaction bonus, retention or similar agreement, and (iii) any other benefit or compensatory plan, program, policy or Contract that any Group Company maintains, sponsors, administers, contributes to or has entered into, including for the benefit of its current or former employees, officers, directors or other individual service providers, or under or with respect to which any Group Company has any Liability, including any pension, retirement, profit-sharing, bonus, commission, option, or other analogous plans, other than any plan sponsored or maintained exclusively by a Governmental Entity.

“Enterprise Value” means $750,000,000.

“Environmental Laws” means all Laws and Orders concerning pollution, the storage, use, treatment, transportation, handling, importation, exportation, sale, distribution, labeling, recycling, processing or testing of Hazardous Substance, the protection of the environment, or the protection of human health or safety (to the extent relating to exposure to Hazardous Substances).

“Equity Securities” means any share, share capital, capital stock, partnership, membership, joint venture or similar interest in any Person (including any stock appreciation, phantom stock, profit participation or similar rights), and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and any rules or regulations promulgated thereunder.

“Escrow Agent” is defined in Section 2.17(a).

“Escrow Account” is defined in Section 2.17(a).

“Escrow Agreement” is defined in Section 2.17(a).

“Escrow Property” is defined in Section 2.17(a).

“Estimated Closing Balance Sheet Adjustment” means the sum of (i) the Estimated Company Closing Indebtedness plus (ii) (x) zero ($0.00), if Estimated Closing Net Working Capital equals or exceeds Target Net Working Capital, or (y) if Estimated Closing Net Working Capital is less than Target Net Working Capital, the amount equal to (A) the Target Net Working Capital minus (B) the Estimated Closing Net Working Capital.

“Estimated Closing Net Working Capital” means the sum of (a) the current assets of the Group Companies on a consolidated basis, including, for greater certainty, short-term investments other than cash equivalents included in cash under IFRS, minus (b) the current liabilities of the Group Companies on a consolidated basis, in each case as at the Reference Time and determined in accordance with the Accounting Principles consistently applied, without duplication of any Estimated Company Closing Indebtedness and excluding: (i) all cash and cash equivalents; (ii) the 2022 Convertible Notes and any other current liabilities or Indebtedness converted into Company Common Shares pursuant to the Plan of Arrangement; (iii) Unpaid Company Expenses; and (iv) current and deferred income Tax assets and liabilities.

“Estimated Closing Statement” means a statement certified by the Company’s Chief Financial Officer setting forth the Company’s good faith calculation of the Estimated Closing Net Working Capital and the Estimated Company Closing Indebtedness, in each case, as of the Reference Time, and the resulting Estimated Closing Balance Sheet Adjustment based on such amounts, in reasonable detail. Promptly upon delivering the Estimated Closing Statement to SPAC, if requested by SPAC, the Company will meet with SPAC to review and discuss the Estimated Closing Statement and the Company will consider in good faith SPAC’s comments to the Estimated Closing Statement and make any appropriate adjustments to the Estimated Closing Statement prior to the closing of the Cayman Merger, which adjusted Estimated Closing Statement, as mutually approved by the Company and SPAC both acting reasonably and in good faith, shall thereafter become the Estimated Closing Statement for all purposes of this Agreement. The Estimated Closing Statement and the determinations contained therein shall be prepared in accordance with the Accounting Principles consistently applied and otherwise in accordance with this Agreement.

“Estimated Company Closing Indebtedness” means the aggregate amount of all Indebtedness of the Group Companies as at the Reference Time and determined in accordance with the Accounting Principles consistently applied, excluding the 2022 Convertible Note and any other indebtedness converted into Company Common Shares pursuant to the Plan of Arrangement and Unpaid Company Expenses.

“Ex-Im Laws” means all applicable Laws relating to export, re-export, transfer and import controls, including the Export and Import Permits Act and the regulations thereunder and the Export Administration Regulations and the customs and import Laws administered by U.S. Customs and Border Protection.

“Exchange” means a national securities exchange registered under the Exchange Act.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” is defined in Section 2.14(a).

“Exchange Consideration” means (A) with respect to the PubCo Shares to be issued to Company Shareholders, the aggregate number of PubCo Shares equal to the portion of the Transaction Value divided by the Reference Value that is attributable to the aggregate number of Company Common Shares issued and outstanding immediately prior to the Amalgamation, (B) with respect to the Rollover Equity Awards, the number of Rollover Equity Awards equal to the portion of the Transaction Value divided by the Reference Value that is attributable to the aggregate number of Company Equity Awards (whether vested or unvested), and (C) with respect to the PubCo Rollover Warrants, the number of PubCo Rollover Warrants equal to the portion of the Transaction Value divided by the Reference Value that is attributable to the aggregate number of Company Warrants, and in each case without duplication.

“Expense Threshold” means Ten Million U.S. Dollars ($10,000,000).

“FDA” means the U.S. Food and Drug Administration, or any successor agency thereto.

“Federal Securities Laws” means the Exchange Act, the Securities Act and the other U.S. federal securities laws and the rules and regulations of the SEC promulgated thereunder or otherwise.

“Final Order” means the final order of the Court pursuant to Division 5 of Part 9 of the BCBCA, in a form and substance satisfactory to SPAC and the Company (each acting reasonably), approving the Arrangement as such order may be amended, affirmed, modified, supplemented or varied by the Court at any time prior to the Closing or, if appealed, then, unless such appeal is withdrawn, abandoned, dismissed or denied, as affirmed, amended, modified, supplemented or varied on appeal, provided that any such amendment, modification, supplement or variation is acceptable to each of SPAC and the Company, each acting reasonably.

“Foreign Antitrust Laws” is defined in Section 3.5(a).

“Foreign Benefit Plan” means each Employee Benefit Plan maintained by any of the Group Companies for its current or former employees, officers, directors or other individual service providers located outside of the United States.

“Formation Shareholder” is defined in the recitals to this Agreement.

“GAAP” means United States generally accepted accounting principles as in effect from time to time.

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of a U.S. or Canadian corporation are its certificate, notice of articles or articles of incorporation and, as the case may be, its certificates or articles of amendment, certificates or articles of merger or amalgamations, and its articles or by-laws, the “Governing Documents” of a U.S. or Canadian limited partnership are its limited partnership agreement and certificate or articles of limited partnership, the “Governing Documents” of a U.S. limited liability company are its operating or limited liability company agreement and certificate or articles of formation and the “Governing Documents” of a Cayman Islands exempted company are its memorandum and articles of association.

“Governing Documents Proposal” is defined in Section 5.8.

“Governmental Entity” means any (a) supranational, national, federal, state, provincial, local, municipal or other government, (b) governmental or quasi-governmental entity of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal) or (c) body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, self-regulatory or taxing authority or power of any nature, including any arbitral tribunal (public or private), securities regulator, self-regulatory organization or stock exchange.

“Group Companies” means, collectively, the Company and its Subsidiaries and PubCo and its Subsidiaries (including, for the avoidance of doubt, upon the execution of a Joinder Agreement pursuant to Section 5.22 or Section 5.23, as applicable, Can Merger Sub and Cayman Merger Sub), and “Group Company” means any one of them individually.

“Hazardous Substance” means any (a) pollutant, contaminant, chemical, (b) industrial, solid, liquid or gaseous toxic or hazardous substance, material or waste, (c) petroleum or any fraction or product thereof, (d) asbestos or asbestos-containing material, (e) polychlorinated biphenyl, (f) chlorofluorocarbons, (g) per- and polyfluoroalkyl substances (including PFAs, PFOA, PFOS, Gen X, and PFBs) and (h) other substance, material or waste, in each case of (a)—(h), which are regulated under any Environmental Law because of its dangerous or deleterious properties or characteristics or as to which Liability may be imposed pursuant to Environmental Law.

“Healthcare Laws” means all Laws and guidance from any Governmental Entity relating to regulatory matters applicable to the Group Companies and the Company Products, including (a) any Laws relating to the research, development, manufacture, testing, quality, safety, efficacy, marketing authorization, importation, exportation, distribution, supply, sale, advertising, promotion or other regulation of medicinal products; (b) any Laws relating to cannabis, cannabis-based products for medicinal use, cannabidiol (CBD), tetrahydrocannabinol (THC) or other controlled drugs or controlled cannabinoids, including Laws relating to the cultivation, production, manufacture, possession, handling, storage, supply, importation or exportation thereof; (c) all Laws relating to foods, food supplements and novel foods, including applicable food supplements legislation and applicable legislation relating to novel foods and regulated products; (d) all Laws relating to the labeling, packaging, advertising, marketing, promotion or making of health, nutrition or medicinal claims in respect of any Company Product; (e) all Laws relating to bribery, fraud, corruption, improper payments or other improper inducements involving health care professionals, health care organizations, Governmental Entities or other Persons; (f) all Laws relating to the privacy, security, processing or protection of personal data, patient information or health information; and (g) any other comparable or similar Laws relating to health care, medicinal products, cannabis, cannabinoids, controlled drugs, foods, food supplements or novel foods.

“IFRS” means the International Financial Reporting Standards, as adopted by the International Accounting Standards Board, as in effect from time to time.

“Incentive Plan Proposal” is defined in Section 5.8.

“Indebtedness” means, as of any time, without duplication, with respect to any Person, the outstanding principal amount of, accrued and unpaid interest on, fees and expenses arising under or in respect of (a) indebtedness for borrowed money, (b) other obligations evidenced by any note, bond, debenture or other debt security, (c) obligations for the deferred purchase price of property or assets, including “earn-outs” and “seller notes” (but excluding any trade payables arising in the ordinary course of business), (d) reimbursement and other obligations with respect to letters of credit, bank guarantees, bankers’ acceptances or other similar instruments, in each case, solely to the extent drawn, (e) leases required to be presented as a liability on a balance sheet under IFRS or as a finance lease liability under GAAP, as applicable, (f) interest rate, currency or commodity hedging, swap, exchange and similar arrangements (other than, for the avoidance of doubt, Company Warrants, Company Options and Company Securities issued in connection with the Transaction Financings, if any), valued at the termination value thereof, and (g) any of the obligations of any other Person of the type referred to in clauses (a) through (f) above directly or indirectly guaranteed by such Person or secured by any assets of such Person, whether or not such Indebtedness has been assumed by such Person.

“Initial Merger Effective Time” is defined in Section 2.8(a).

“Intellectual Property Rights” means any and all intellectual property or proprietary rights throughout the world including any and all United States and foreign (a) patents, patent applications, industrial designs and design patent rights, including any continuations, divisionals, continuations-in-part, provisional and non-provisional applications and statutory invention registrations, and any patents issuing on any of the foregoing and any reissues, renewals, reexaminations, substitutes, supplementary protection certificates, extensions of any of the foregoing and all improvements to the inventions disclosed in each such registration, patent and patent application (collectively, “Patents”); (b) trademarks, service marks, trade names, service names, brand names, trade dress rights, logos, slogans, Internet domain names, social media identifiers and accounts, corporate names and other source or business identifiers (whether or not registered), together with all goodwill associated with any of the foregoing, and all applications, registrations, extensions and renewals of any of the foregoing (collectively, “Marks”); (c) copyrights, works of authorship, data, database and design rights, and mask work rights, whether or not registered or published, and all registrations, applications, renewals, extensions, restorations, reversions, derivative rights and moral rights of any of the foregoing, now or hereafter provided by applicable Law, regardless of the medium of fixation or means of expression (collectively, “Copyrights”); (d) trade secrets, know-how (including manufacturing and production processes), confidential or proprietary information, including invention disclosures, inventions, ideas, algorithms, formulae, processes, methods, techniques, technical data, and models, technologies, protocols, methodologies, formulations, layouts, specifications, discoveries, compositions, industrial models, architectures, drawings, plans, ideas, research and development, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals, in each case whether patentable or not and whether reduced to practice or not (collectively, “Trade Secrets”); (e) rights in Software, and (f) any other intellectual or proprietary rights.

“Intended Tax Treatment” is defined in Section 5.5(a)(i).

“Interim Order” means the interim order of the Court contemplated by Section 2.2 and made pursuant to Division 5 of Part 9 of the BCBCA, in a form and substance satisfactory to each of the Company and SPAC, each acting reasonably, providing for, among other things, the calling and holding of the Company Shareholders Meeting, as such order may be amended, affirmed, modified, supplemented or varied by the Court (with the consent of the Company and SPAC, each acting reasonably).

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“IPO” is defined in Section 8.17.

“Joinder Agreement” and “Joinder Agreements” means the joinder agreements, in form and substance reasonably satisfactory to SPAC and the Company, by virtue of which Can Merger Sub and Cayman Merger Sub will each become a party to this Agreement as a “Party” hereto, and pursuant to which Can Merger Sub or Cayman Merger Sub, as applicable, shall make customary representations and warranties as to its organization, authority, capitalization and absence of prior business operations, and shall agree to be bound by the covenants and agreements set forth in this Agreement that are applicable to it, in each case as of the date of such Joinder Agreement.

“Latest Balance Sheet” is defined in Section 3.4(a).

“Law” means any federal, state, provincial, local, foreign, regional national or supranational statute, law (including common law), act, ordinance, treaty, rule, Order, code, policy, practice, Permit, regulation or other binding directive or guidance issued, promulgated or enforced by a Governmental Entity having jurisdiction over a given matter.

“Letter of Transmittal” means the letter of transmittal in the form or forms mutually agreed to by each of PubCo, SPAC, the Exchange Agent and the Company (in any case, such agreement not to be unreasonably withheld, conditioned or delayed).

“Liability” or “liability” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, known or unknown, matured or unmatured or determined or determinable, including those arising under any Law (including any Environmental Law or Public Health Law or Healthcare Law), Proceeding or Order and those arising under any Contract, agreement, arrangement, commitment or undertaking.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien, license or sub-license, charge, or other similar encumbrance or interest (including, in the case of any Equity Securities, any voting, transfer or similar restrictions).

“Marks” is defined in the definition of Intellectual Property Rights.

“Material Contracts” is defined in Section 3.7(a).

“Material Customer” is defined in Section 3.20(a).

“Material Permits” is defined in Section 3.6.

“Material Supplier” is defined in Section 3.20(b).

“Misrepresentation” means an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, or any “misrepresentation” as defined under applicable Canadian Securities Laws.

“MHRA” means the United Kingdom Medicines and Healthcare Products Regulatory Agency, or any successor agency thereto.

“Multiemployer Plan” is defined in Section 3(37) or Section 4001(a)(3) of ERISA.

“Nasdaq” means The Nasdaq Stock Market LLC.

“Non-Party Affiliates” is defined within the definition of Company Non-Party Affiliates and within the definition of SPAC Non-Party Affiliates.

“Order” means any writ, order, judgment, injunction, decision, determination, award, ruling, subpoena, verdict or decree entered, issued or rendered by any Governmental Entity having jurisdiction over such matter.

“Parties” is defined in the introductory paragraph to this Agreement.

“Patents” is defined in the definition of Intellectual Property Rights.

“PCAOB” means the Public Company Accounting Oversight Board (United States).

“Permits” means any approvals, authorizations, clearances, licenses, registrations, determinations, exemptions, listings, permits or certificates issued, granted, acknowledged, or deemed granted by a Governmental Entity.

“Permitted Liens” means (a) mechanic’s, materialmen’s, carriers’, repairers’ and other similar statutory Liens arising or incurred in the ordinary course of business for amounts that are not yet delinquent or are being contested in good faith by appropriate proceedings and for which sufficient reserves have been established in accordance with GAAP or IFRS, as applicable, (b) Liens for Taxes, assessments or other governmental charges not yet due and payable as of the Closing Date or which are being contested in good faith by appropriate proceedings and for which sufficient reserves have been established in accordance with GAAP or IFRS, as applicable, (c) encumbrances and restrictions on real property (including easements, covenants, conditions, rights of way and similar restrictions) that do not prohibit or materially interfere with any of the Group Companies’ use or occupancy of such real property, (d) zoning, building codes and other land use Laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Entity having jurisdiction over such real property and which are not violated by the use or occupancy of such real property or the operation of the businesses of the Group Company and do not prohibit or materially interfere with any of the Group Companies’ use or occupancy of such real property, (e) cash deposits or cash pledges to secure the payment of workers’ compensation, unemployment insurance, social security benefits or obligations arising under similar Laws or to secure the performance of public or statutory obligations, surety or appeal bonds, and other obligations of a like nature, in each case in the ordinary course of business and which are not yet due and payable, (f) non-exclusive licenses to Intellectual Property Rights granted in the ordinary course of business consistent with past practice, (g) restrictions on transfer of securities after the Closing Date arising under applicable Securities Laws, and (h) the Liens listed and described on Section 1.1 of the Company Disclosure Schedules.

“Person” means an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, registered trust, trustee of a trust, joint venture or other similar entity, whether or not a legal entity.

“Personal Data” means, in addition to any definition for any similar term (e.g., “personal information”, “personally identifiable information”, “PII” or “personal data”) provided by or included in any applicable Law, any and all data or information that identifies, or could be reasonably used to identify, an individual or natural person.

“Plan of Arrangement” means the Plan of Arrangement in substantially the form attached hereto as Exhibit D, subject to any amendments or variations to such plan made in accordance with this Agreement and the Plan of Arrangement or made at the direction of the Court in the Interim Order or Final Order with the prior written consent of the Company and SPAC, each acting reasonably.

“Pre-Closing Reorganization” is defined in Section 2.18(a).

“Privacy and Security Requirements” means any and all (i) applicable Laws, (ii) Group Companies’ published internal and external facing privacy policies, (iii) contractual obligations and (iv) industry standards, in each case, relating to the Processing of Personal Data.

“Proceeding” means any lawsuit, litigation, action, audit, inspection, examination, claim, cause of action, complaint, charge, proceeding, investigation, inquiry, administrative enforcement proceeding, suit or arbitration (in each case, whether civil, criminal or administrative and whether public or private) pending by or before or otherwise involving any Governmental Entity.

“Process” (or “Processing” or “Processes”) means the collection, use, storage, recording, distribution, transfer, import, export, protection (including security measures), disposal or disclosure, performance of operations or set of operations on data or on sets of data, or other processing activity regarding data (whether electronically or in any other form or medium).

“Prospectus” is defined in Section 8.17.

“Proxy Statement / Prospectus” means the combined prospectus of PubCo and proxy statement of SPAC included in the Registration Statement (as may be amended or supplemented), which will be used for the SPAC Shareholders Meeting to adopt and approve the Transaction Proposals and other matters reasonably related to the Transaction Proposals, all in accordance with and as required by SPAC’s Governing Documents, applicable Law, and any applicable rules and regulations of the SEC and Nasdaq or other relevant Exchange, as applicable.

“PubCo” is defined in the introductory paragraph to this Agreement.

“PubCo Articles” means the notice of articles of PubCo in form and substance to be agreed upon by the Parties reasonably and in good faith.

“PubCo Equity Incentive Plan” is defined in Section 5.16.

“PubCo Rollover Warrant” means a PubCo Share purchase warrant that is outstanding on the day following the Closing Date and that is received in exchange for a Company Warrant upon disposition and cancellation of such Company Warrant.

“PubCo Shares” means common shares of PubCo.

“PubCo Warrant Agreement” means the SPAC Warrant Agreement as amended and assumed by PubCo pursuant to the Warrant Assignment, Assumption and Amendment Agreement setting forth the terms and conditions of the PubCo SPAC Warrants.

“PubCo SPAC Warrants” means each warrant of PubCo to purchase one PubCo Share at an exercise price of $11.50 per share, subject to adjustment, upon the terms and conditions in the PubCo Warrant Agreement.

“Public Health Laws” means all applicable Laws and guidance from any Governmental Entity relating to the development, testing, research, handling, storage, manufacture, production, analysis, distribution, approval, importation, exportation, use, handling, quality, packaging, labeling, sale or promotion of any Company Product (including any ingredient or component of the foregoing products), including (a) the Federal Food, Drug, and Cosmetic Act (21 U.S.C. § 301 et seq.), the Public Health Service Act (42 U.S.C. § 201 et seq.), the Canadian Food and Drugs Act (R.S.C. 1985, c.F-27) or similar federal, state or foreign Laws applicable to the Company Products or the operation of the Group Companies as currently conducted and (b) all applicable requirements, principles, guidelines and standards relating to Good Manufacturing Practice, Good Laboratory Practice, Good Clinical Practice, Good Distribution Practice and other comparable good practices as set forth, published, issued or promulgated by any Governmental Entity applicable to any Company Product or the activities of any Group Company.

“Real Property Leases” means all leases, sub-leases, licenses or other agreements, in each case, pursuant to which any Group Company leases or sub-leases any real property.

“Recipient” is defined in Section 5.18.

“Reference Date” means January 1, 2022.

“Reference Time” means 12:01 a.m. eastern time on the Closing Date.

“Reference Value” means $10.20.

“Registered Intellectual Property” means all issued Patents, pending Patent applications, registered Marks, pending applications for registration of Marks, registered Copyrights, pending applications for registration of Copyrights and Internet domain name registrations.

“Registrar” means the Registrar of Companies appointed under Section 400 of the BCBCA.

“Registration Rights Agreement” is defined in the recitals to this Agreement.

“Registration Statement” means a registration statement on Form F-4 relating to the Transactions that contains the Proxy Statement / Prospectus.

“Regulatory Permits” means all Permits granted by the MHRA, the UK Home Office, the Food Standards Agency, Food Standards Scotland, the FDA, Health Canada or any comparable Governmental Entity to any Group Company or in relation to any Company Product, including for the development, testing, research, handling, storage, manufacture, production, analysis, distribution, approval, importation, exportation, use, quality, packaging, labeling, sale or promotion of any Company Product, or their national or foreign equivalents applicable to the Company Products or the operation of the Group Companies as currently conducted.

“Representatives” means, with respect to any Person, such Person’s Subsidiaries and its and such Subsidiaries’ respective directors, managers, officers, employees, accountants, consultants, advisors, attorneys, agents and other representatives.

“Required Company Financial Statements” means each of the financial statements or similar reports of the Company and/or PubCo required, as a result of the passage of time or otherwise, to be included in the Registration Statement or any other filings to be made by SPAC, PubCo or the Company with the SEC in connection with the Transactions.

“Rollover Equity Award” means an equity award with respect to PubCo Shares that is outstanding on the day following the Closing Date and that is received in exchange for a Company Equity Award upon disposition and cancellation of such Company Equity Award.

“Sanctioned Person” means any person, organization or vessel (a) designated on the OFAC list of Specially Designated Nationals and Blocked Persons, the Consolidated List of Financial Sanctions Targets maintained by His Majesty’s Treasury, and person listed by Canada under the regulations to the Special Economic Measures Act, the Freezing Assets of Corrupt Foreign Officials Act, the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law), the United Nations Act, the Criminal Code, or any other similar Canadian Law, or on any list of targeted persons issued under the Sanctions Law of any other country with jurisdiction over the Parties, (b) that is, or is part of, a government of a Sanctioned Territory, (c) owned or controlled by, or acting on behalf of, any of the foregoing, (d) located or resident in or organized under the laws of a Sanctioned Territory, or (e) otherwise targeted under any Sanctions Law.

“Sanctioned Territory” means any country or other territory subject to a general export, import, financial or investment embargo under Sanctions Law, which countries and territories, as of the date of this Agreement, are the Crimea territory, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, Cuba, Iran, North Korea, and Syria.

“Sanctions Laws” means any applicable economic or financial sanctions Laws, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, any other agency of the U.S. government, the government of Canada, His Majesty’s Treasury, the European Union, or applicable anti-boycott measures.

“Schedules” means, collectively, the Company Disclosure Schedules and the SPAC Disclosure Schedules.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Securities Laws” means Federal Securities Laws, Canadian Securities Laws and other applicable foreign and domestic securities or similar Laws.

“Share Issuance Proposal” is defined in Section 5.8.

“Share Price Target” means the Tranche A Share Price Target and/or the Tranche B Share Price Target, as applicable.

“Signing Filing” is defined in Section 5.4(b).

“Signing Press Release” is defined in Section 5.4(b).

“Software” means any and all (a) computer programs and software, applications, systems, specifications and embedded versions thereof, including any and all software implementations of algorithms, models and methodologies, development and design tools, compilers and assemblers, whether in (and including all) source code or object code; and (b) all documentation related to any of the foregoing.

“SPAC” is defined in the introductory paragraph to this Agreement.

“SPAC Acquisition Proposal” means (a) any transaction or series of related transactions under which SPAC or any of its controlled Affiliates, directly or indirectly, (i) acquires or otherwise purchases, or is acquired by or purchased by, any other Person(s), (ii) engages in a business combination with any other Person(s) or (iii) acquires or otherwise purchases, or divests or otherwise sells, all or substantially all of the assets or businesses of any other Person(s) (in the case of each of clause (i), (ii) and (iii), whether by merger, consolidation, recapitalization, purchase or issuance of equity securities, tender offer or otherwise) or (b) any equity, debt or similar investment in SPAC or any of its controlled Affiliates. Notwithstanding the foregoing or anything to the contrary herein, none of this Agreement, the Ancillary Documents or the Transactions (including the Transaction Financings) shall constitute a SPAC Acquisition Proposal.

“SPAC Board” means the board of directors of SPAC.

“SPAC Board Recommendation” is defined in Section 5.8.

“SPAC Certificates” is defined in Section 2.14(a).

“SPAC Change of Control Payment” means (a) any success, change of control, retention, transaction bonus or other similar payment or amount to any Person as a result of or in connection with this Agreement or the Transactions or any other Change of Control Transaction (including any such payments or similar amounts that may become due and payable based upon the occurrence of one (1) or more additional circumstances, matters or events), or (b) any payments made or required to be made pursuant to or in connection with or upon termination of, and any fees, expenses or other payments owing or that will become owing in respect of, any SPAC Related Party Transaction (in the case of each of clause (a) and (b), regardless of whether paid or payable prior to, at or after the Closing or in connection with or otherwise related to this Agreement or any Ancillary Document), in each case, for the avoidance of doubt, other than the payment of fees of legal and other advisors in connection with the Transactions.

“SPAC Class A Shares” means SPAC’s Class A ordinary shares, $0.0001 par value.

“SPAC Class B Shares” means SPAC’s Class B ordinary shares, $0.0001 par value.

“SPAC Counsel” is defined in Section 8.18.

“SPAC D&O Persons” is defined in Section 5.12(a).

“SPAC Disclosure Schedules” means the disclosure schedules to this Agreement delivered to the Company by SPAC on the date of this Agreement.

“SPAC Expenses” means, as of any determination time, the aggregate amount of fees, expense, commissions or other amounts incurred by or on behalf of, or otherwise payable by, whether or not due, SPAC in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the Transactions (including the Transaction Financings), including (a) the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, placement agents, underwriters, capital markets advisors, consultants, or other agents or service providers of SPAC and (b) any other fees, expenses, commissions or other amounts that are expressly allocated to SPAC pursuant to this Agreement or any Ancillary Document; provided that, notwithstanding the foregoing or anything to the contrary herein, SPAC Expenses shall not include any Company Expenses.

“SPAC Financial Statements” means all of the financial statements of SPAC included in the SPAC SEC Reports.

“SPAC Fundamental Representations” means the representations and warranties set forth in Section 4.1 (Organization and Qualification), Section 4.2 (Capitalization), Section 4.3 (Authority), Section 4.11 (Absence of Changes), Section 4.16 (Business Activities), and Section 4.19 (Brokers).

“SPAC Information” is defined in Section 2.4(d).

“SPAC Liabilities” means, as of any determination time, the aggregate amount of Liabilities of SPAC, whether or not such Liabilities are due and payable as of such time. Notwithstanding the foregoing or anything to the contrary herein, SPAC Liabilities shall not include any SPAC Expenses.

“SPAC Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, (i) has had or would reasonably be expected to have a material adverse effect on the business, results of operations or financial condition of SPAC, or (ii) would prevent, materially impair or materially delay the ability of the SPAC to perform its obligations under this Agreement and the Ancillary Documents or consummate the Transactions, provided, however, that none of the following, either alone or in combination, shall constitute or be taken into account in determining whether a SPAC Material Adverse Effect has occurred or is reasonably expected to occur: any adverse change, event, effect or occurrence resulting from or related to (a) general business or economic conditions in or affecting the United States, Canada or elsewhere, or changes therein, or the global economy generally, (b) any outbreak or escalation of war or hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage, civil unrest, cyberterrorism, riots, prolonged demonstrations or public disorders, or changes in global, national, regional, provincial, state or local political conditions, or any escalation or worsening thereof, (c) changes in the financial, banking, capital or securities markets generally in the United States, Canada or any other country or region in the world, or changes therein, including changes in interest rates in the United States, Canada or any other country and changes in exchange rates for the currencies of any countries, (d) changes, or proposed changes in or changes or proposed changes in interpretation of any applicable Laws, regulatory framework, GAAP or IFRS, (e) any change, event, effect or occurrence that is generally applicable to the industries or markets in which SPAC operates, (f) the negotiation, execution or delivery of this Agreement, public announcement of this Agreement or the pendency or consummation of the Transactions, including any impact thereof on relationships, contractual or otherwise, with shareholders, prospective investors, financing sources, employees, contractors, Governmental Entities or other business relations (provided that the exception in this clause (f) shall not apply to the representations and warranties set forth in Section 4.5(b) to the extent that its purpose is to address the consequences resulting from the public announcement or pendency or consummation of the Transactions or the condition set forth in Section 6.3(a) to the extent it relates to such representations and warranties), (g) any failure by SPAC to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (a) through (f) or (h)), (h) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, acts of God or other natural disasters or comparable events in the United States, Canada or any other country or region in the world, or any escalation of the foregoing, (i) any epidemics, pandemics, disease outbreaks or quarantines, (j) the taking of any action required by the terms of this Agreement or any Ancillary Document, (k) any actions taken or omitted to be taken by SPAC at the written request or with the prior written consent of the Company, (l) any material breach of this Agreement or any Ancillary Document by the Company, or (m) any matter set forth on Section 1.1 of the SPAC Disclosure Schedules; provided, however, that if any change, event, effect or occurrence resulting from a matter described in any of the foregoing clauses (a) through (f), (h) or (i) materially and disproportionately adversely affects SPAC relative to other SPACs of similar size and stage of development, such change, event, effect or occurrence may be taken into account in determining whether a SPAC Material Adverse Effect has occurred but only to the extent of the disproportionate effect.

“SPAC Non-Party Affiliates” means, collectively, each SPAC Related Party and each of the former, current or future Affiliates, Representatives, successors or permitted assigns of any SPAC Related Party (other than, for the avoidance of doubt, SPAC). As it relates to SPAC, the term “Non-Party Affiliates” means “SPAC Non-Party Affiliates.”

“SPAC Private Placement Units” means the private placement units (consisting each of one (1) SPAC Class A Share and one-half (1/2) SPAC Private Placement Warrant) issued by SPAC to the Sponsor in a private placement simultaneously with the closing of the IPO and to be issued by SPAC to the Sponsor (or the Sponsor’s Affiliates or designees, as applicable) upon the conversion of all or part of the principal outstanding amount of the Working Capital Loan Note in connection with the consummation of the business combination.

“SPAC Private Placement Warrants” means the warrants (each entitling the holder thereof to purchase one (1) SPAC Class A Share) issued by SPAC to the Sponsor in a private placement simultaneously with the closing of the IPO and to be issued by SPAC to the Sponsor (or the Sponsor’s Affiliates or designees, as applicable), upon the conversion of all or part of the principal outstanding amount of the Working Capital Loan Note in connection with the consummation of the business combination.

“SPAC Registration Rights Agreement” means the Registration Rights Agreement dated February 17, 2026, by and among the SPAC, the Sponsor, Cohen and Company Capital Markets a division of Cohen & Company Securities, LLC, Northland Securities, Inc., and the holders of SPAC shares.

“SPAC Related Party” is defined in Section 4.20.

“SPAC Related Party Transactions” is defined in Section 4.20.

“SPAC Reorganization” is defined in the recitals to this Agreement.

“SPAC SEC Reports” is defined in Section 4.6.

“SPAC Shareholder” means any holder of any SPAC Shares.

“SPAC Shareholder Approval” means (i) with respect to the BCA Proposal, the Governing Documents Proposal, the Share Issuance Proposal, the Incentive Plan Proposal and the Adjournment Proposal, the affirmative vote of the holders of at least a majority of the SPAC Shares present in person or represented by proxy and entitled to vote at the SPAC Shareholders Meeting, in each case, in accordance with the Governing Documents of SPAC and applicable Law; and (ii) with respect to the Cayman Merger and Reorganization Proposal, the affirmative vote of the holders of at least two-thirds of the SPAC Shares present in person or represented by proxy and entitled to vote at the SPAC Shareholders Meeting, in each case, in accordance with the Governing Documents of SPAC and applicable Law.

“SPAC Shareholder Redemptions” means the redemption by the holders of SPAC Class A Shares of all or a portion of their SPAC Class A Shares (in connection with the Transactions or otherwise), as set forth in the Governing Documents of SPAC.

“SPAC Shareholders Meeting” is defined in Section 5.8.

“SPAC Shares” means (a) prior to the Class B Conversion, collectively, the SPAC Class A Shares and the SPAC Class B Shares, and (b) from and after the Class B Conversion, the SPAC Class A Shares. Any reference to the SPAC Shares in this Agreement or any Ancillary Document shall be deemed to refer to clause (a) and/or clause (b) of this definition as the context so requires.

“SPAC Tax Counsel” is defined in Section 5.5(b).

“SPAC Transaction Expenses” means all SPAC Expenses other than the fees and expenses of underwriters and investment bankers (including placement agents and capital markets advisors) of SPAC.

“SPAC Transaction Support Agreement” is defined in the recitals to this Agreement.

“SPAC Unit” means each outstanding unit consisting of one (1) SPAC Class A Share and one-half (1/2) of one SPAC Warrant.

“SPAC Warrant” means each warrant to purchase one (1) SPAC Class A Share at an exercise price of $11.50 per share, subject to adjustment, upon the terms and conditions in the SPAC Warrant Agreement.

“SPAC Warrant Agreement” means the warrant agreement, dated February 17, 2026, by and between SPAC and the Trustee.

“Sponsor” is defined in the recitals to this Agreement.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership or other legal entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one (1) or more of the other Subsidiaries of such Person or a combination thereof, or (b) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of the limited liability company, partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by such Person or one (1) or more Subsidiaries of such Person or a combination thereof and for this purpose, a Person or Persons own a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity’s gains or losses or shall be a, or control any, managing director or general partner of such business entity (other than a corporation). The term “Subsidiary” shall include all Subsidiaries of such Subsidiary.

“Target Net Working Capital” means negative $4,000,000.

“Tax” means (a) any U.S., Canadian or other federal, national, state, local or provincial taxes, duties, levies or other governmental charges, fees or assessments of any kind (including income, gross receipts, franchise, estimated, alternative minimum, sales, use, transfer, value added, excise, stamp, customs, duties, ad valorem, real property, personal property (tangible and intangible), capital stock, social security, unemployment, payroll, wage, employment, severance, occupation, registration, environmental, communication, mortgage, profits, license, lease, service, goods and services, withholding, premium, unclaimed property, escheat, turnover or windfall profits taxes), whether computed on a separate or combined, unitary or consolidated basis or in any other manner, together with any interest, deficiencies, penalties, additions to tax, or additional amounts imposed by any Governmental Entity with respect thereto, whether disputed or not, and (b) any Liability for any amounts of the type described in clause (a) of another Person by operation of Law, as a transferee or successor, by Contract or otherwise.

“Tax Act” means the Income Tax Act (Canada) and the regulations promulgated thereunder.

“Tax Authority” means any taxing or other authority (in any jurisdiction) competent to impose any Tax liability, or assess or collect any Tax.

“Tax Contest” means any audit, hearing, proposed adjustment, arbitration, deficiency, assessment, suit, dispute, claim, or other Proceeding commenced, filed or otherwise initiated or convened to investigate or resolve the existence and extent of a Liability for Taxes.

“Tax Grant” means any Tax exemption, Tax holiday, reduced Tax rate or other Tax benefit granted by a Tax Authority with respect to the Company or any other Group Company that is not generally available without specific application therefor.

“Tax Return” means returns, information returns, notices, designations, statements, declarations, claims for refund, and reports relating to Taxes filed or required to be filed with any Tax Authority or other Governmental Entity, including any schedules and attachments thereto and any amendments thereof.

“Termination Date” is defined in Section 7.1(d).

“Trading Day” means any day on which PubCo Shares are actually traded on the principal securities exchange or securities market on which PubCo Shares are then traded.

“Tranche A Earnout Shares” means one-half (1/2) of the Earnout Shares (i.e., 7,352,941 Earnout Shares).

“Tranche A Share Price Target” means $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations and similar transactions after the Closing).

“Tranche A Triggering Event” means the first to occur of (a) the VWAP of the PubCo Shares equaling or exceeding the Tranche A Share Price Target for at least twenty (20) out of thirty (30) consecutive Trading Days during the Earnout Period and (b) a Change of Control Transaction of PubCo being consummated during the Earnout Period wherein the value of the implied per share consideration to be received by holders of PubCo Shares in such transaction equals or exceeds the Tranche A Share Price Target.

“Tranche B Earnout Shares” means one-half (1/2) of the Earnout Shares (i.e., 7,352,941 Earnout Shares).

“Tranche B Share Price Target” means $15.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations and similar transactions after the Closing).

“Tranche B Triggering Event” means the first to occur of (a) the VWAP of the PubCo Shares equaling or exceeding the Tranche B Share Price Target for at least twenty (20) out of thirty (30) consecutive Trading Days during the Earnout Period and (b) a Change of Control Transaction of PubCo being consummated during the Earnout Period wherein the value of the implied per share consideration to be received by holders of PubCo Shares in such transaction equals or exceeds the Tranche B Share Price Target.

“Transaction Financings” means one or more capital raising transactions in connection with the Transactions structured as one or a combination of common equity, preferred equity, convertible equity or debt, non-redemption or backstop arrangements with respect to the Trust Account, a committed equity facility, debt facility, and/or other sources of cash or cash equivalents, in each case, whether such investment is into PubCo, SPAC or the Company.

“Transaction Personal Information” is defined in Section 5.18.

“Transaction Proposals” is defined in Section 5.8.

“Transaction Support Agreements” is defined in the recitals to this Agreement.

“Transaction Value” means an amount equal to (a) the Enterprise Value, minus (b) the amount of the Estimated Closing Balance Sheet Adjustment, minus (c) the amount (if any) by which the Company Expenses exceeds the Expense Threshold, plus (d) the amount (if any) by which the SPAC Transaction Expenses exceeds the Expense Threshold.

“Transactions” means the Cayman Merger, the Cayman Reorganization, the SPAC Reorganization, the Amalgamation, the Transaction Financings and the other transactions described and contemplated by this Agreement, the Plan of Arrangement and the other Ancillary Documents.

“Transfer Tax” is defined in Section 2.16.

“Transferor” is defined in Section 5.18.

“Treasury Regulations” means the U.S. Treasury Department regulations promulgated under the Code, as amended from time to time (including any successor regulations).

“Triggering Event” means a Tranche A Triggering Event and/or a Tranche B Triggering Event, as applicable.

“Trust Account” is defined in Section 8.17.

“Trust Account Released Claims” is defined in Section 8.17.

“Trust Agreement” is defined in Section 4.8(a).

“Trustee” is defined in Section 4.8(a).

“Unaudited Company Financial Statements” is defined in Section 3.4(a).

“Unpaid Company Expenses” means the Company Expenses that are unpaid as of immediately prior to the Closing.

“Unpaid SPAC Expenses” means the SPAC Expenses that are unpaid as of immediately prior to the Closing.

“VWAP” means the volume-weighted average price per share of PubCo Shares on Nasdaq or another Exchange, as applicable, for each Business Day in such period for which such Exchange is open for trading, as calculated by Bloomberg Financial LP under the function “VWAP.” VWAP shall be appropriately adjusted, if applicable, to account for any (a) equity dividend or distribution on PubCo Shares, (b) subdivision or reclassification of outstanding PubCo Shares into a greater number of shares or (c) combination or reclassification of PubCo Shares into a smaller number of shares.

“WARN” means the U.S. Worker Adjustment Retraining and Notification Act of 1988, together with any similar applicable foreign, state or local Laws.

“Warrant Assignment, Assumption and Amendment Agreement” means the warrant assignment, assumption and amendment agreement to be entered into on or around the Closing Date between SPAC, PubCo and the Trustee to amend the SPAC Warrant Agreement.

“Working Capital Loan Note” means the unsecured promissory note issued by SPAC to the Sponsor or an Affiliate of the Sponsor to fund operating expenses of SPAC.

“Written Objection” is defined in Section 2.9.

1.2 Construction; Interpretation.

(a) The term “this Agreement” means this Business Combination Agreement together with the Schedules and Exhibits hereto, as the same may from time to time be amended, modified, supplemented or restated in accordance with the terms hereof.

(b) The headings set forth in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

(c) No Party, nor its respective counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions hereof, and all provisions of this Agreement shall be construed according to their fair meaning and not strictly for or against any Party.

(d) Unless otherwise indicated to the contrary herein by the context or use thereof:

(i) the words, “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole, including the Schedules and Exhibits, and not to any particular section, subsection, paragraph, subparagraph or clause set forth in this Agreement;

(ii) masculine gender shall also include the feminine and neutral genders, and vice versa;

(iii) words importing the singular shall also include the plural, and vice versa;

(iv) the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation”;

(v) unless otherwise indicated, references to “$” or “dollar” or “US$” shall be references to U.S. dollars;

(vi) the word “or” is disjunctive but not necessarily exclusive;

(vii) the words “writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form;

(viii) the word “day” means calendar day unless Business Day is expressly specified;

(ix) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”;

(x) all references to Articles, Sections, Exhibits or Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement;

(xi) any statement in this Agreement to the effect that any information, document or other material has been “made available” to SPAC, means such information, documents or other materials posted to the virtual data room hosted by SecureDocs at www.brainsbio.securedocs.com and labeled “Brains Bioceutical Corp.” as of 5:00 p.m., eastern time, on the date that is two (2) Business Days prior to the date of this Agreement;

(xii) all references to any Law will be to such Law as amended, supplemented or otherwise modified or re-enacted from time to time; and

(xiii) all references to any Contract are to that Contract as amended or modified from time to time in accordance with the terms thereof (subject to any restrictions on amendments or modifications set forth in this Agreement).

(e) If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter.

2.	BUSINESS COMBINATION

2.1 The Arrangement. On the terms and subject to the conditions set forth in this Agreement, Can Merger Sub, the Company and PubCo shall proceed to effect the Arrangement under Division 5 of Part 9 of the BCBCA beginning at the Arrangement Effective Time, on the terms contained in the Plan of Arrangement. On the terms and subject to the conditions set forth in this Agreement and the Plan of Arrangement, including the completion of each element of the Transactions (other than those Transactions that are scheduled to be completed following the Closing), the closing of the Arrangement (the “Closing”) shall take place electronically by exchange of the closing deliverables by the means provided in Section 8.10 as promptly as reasonably practicable, but in no event shall the Closing occur on a date which is later than the fifth (5th) Business Day following the satisfaction (or, to the extent permitted by applicable Law, waiver) of the conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions) (the date on which the Arrangement occurs, the “Closing Date”) or at such other place, date and/or time as SPAC and the Company may agree in writing.

2.2 The Interim Order. No later than three (3) Business Days after the filing with the SEC of the Registration Statement by PubCo, the Company shall apply in a manner reasonably acceptable to SPAC pursuant to Division 5 of Part 9 of the BCBCA and, in cooperation with SPAC, prepare, file and diligently pursue an application to the Court for the Interim Order in respect of the Arrangement, which shall provide, among other things:

(a) for the class of persons to whom notice is to be provided in respect of the Arrangement, the Company Shareholders Meeting and for the manner in which such notice is to be provided;

(b) that the required level of approval for the Company Arrangement Resolution shall be the Company Required Approval;

(c) that, in all other respects, the terms, restrictions and conditions of the Governing Documents of the Company, including quorum requirements and all other matters, shall apply in respect of the Company Shareholders Meeting, as modified by the Interim Order and subject to applicable Law;

(d) for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(e) that the Company Shareholders Meeting may be adjourned or postponed from time to time by the Company in accordance with this Agreement, applicable Law or as otherwise permitted by the Court, without the need for additional approval of the Court;

(f) for the confirmation of the record date and that the record date for the Company Shareholders entitled to notice of and to vote at the Company Shareholders Meeting will not change in respect of any adjournment(s) or postponement(s) of the Company Shareholders Meeting;

(g) that proxies in respect of the Company Required Approval may be delivered to the Company up to the deadline specified in the Company Information Circular, as may be waived in the Company’s discretion;

(h) for the grant of Arrangement Dissent Rights as provided under Section 238 of the BCBCA, as modified by the Interim Order, to those Company Shareholders who are registered Company Shareholders as contemplated in the Plan of Arrangement;

(i) for the right of Company Shareholders to appear before the Court at the hearing of the application for the Final Order, subject to such procedures as may be established by the Interim Order; and

(j) for such other matters as SPAC and the Company may agree are reasonably necessary or desirable to complete the Transactions.

2.3 The Company Shareholders Meeting.

(a) On the terms and subject to the conditions set forth in this Agreement, the Interim Order and the provision of the SPAC Information, the Company shall convene and conduct the Company Shareholders Meeting in accordance with the Governing Documents of the Company, applicable Laws and the Interim Order as soon as reasonably practicable following the effectiveness of the Registration Statement, and shall not postpone or adjourn the Company Shareholders Meeting without the prior written consent of SPAC (not to be unreasonably withheld, delayed or conditioned), except in the case of an adjournment or postponement as required for quorum purposes, by Law or by a Governmental Entity, or as otherwise expressly permitted by this Agreement. The Company shall consult with SPAC in fixing the record date for the Company Shareholders Meeting and the date of the Company Shareholders Meeting, give notice to SPAC of the Company Shareholders Meeting and allow SPAC’s Representatives to attend the Company Shareholders Meeting. The Company shall use its commercially reasonable efforts to obtain the Company Required Approval in respect of the Company Arrangement Resolution, including soliciting proxies in favor of and instructing the management proxyholders named in the Company

Information Circular to vote any discretionary or blank proxy submitted by Company Shareholders in favor of such action, and, if determined by the Company and SPAC, acting reasonably, using dealer and proxy solicitation services firms selected by the Company and SPAC, to solicit proxies in favor of the approval of the Company Arrangement Resolution, and shall take all other reasonable action reasonably necessary or advisable to secure the Company Required Approval in respect of the Company Arrangement Resolution. The Company Board shall unanimously (other than any director who has declared an interest and abstained) recommend that the Company Shareholders (and any other Company securityholders as may be required) vote in favor of the Company Arrangement Resolution and shall not withdraw, modify or qualify such recommendation.

(b) The Company shall provide SPAC with (i) updates with respect to the aggregate tally of the proxies received by the Company in respect of the Company Arrangement Resolution, as SPAC may reasonably request and, during the ten (10) Business Days preceding the Company Shareholders Meeting, at least once on each Business Day, (ii) prompt updates with respect to any communication (written or oral) from any Company Shareholder in opposition to the Arrangement and/or any purported exercise or withdrawal of Arrangement Dissent Rights by Company Shareholders, (iii) the right to require that the Company postpone or adjourn the Company Shareholders Meeting, and the Company shall so postpone or adjourn the Company Shareholders Meeting, if, based on the tally of proxies, the Company will not receive the Company Required Approval in respect of the Company Arrangement Resolution or a quorum will not be present; provided that any Company Shareholders Meeting so postponed or adjourned shall not be later than the earlier of (A) five (5) Business Days prior to the Termination Date and (B) ten (10) days from the date of the first Company Shareholders Meeting, and (iv) the right to review and comment on all material written communications proposed to be sent to Company Shareholders in connection with the Arrangement or the Company Shareholders Meeting; provided that the Company shall consider in good faith any reasonable comments provided by SPAC and its legal counsel in a timely manner.

(c) The Company shall not (i) make any payment or settlement offer, or agree to any payment or settlement prior to the Arrangement Effective Time with respect to Arrangement Dissent Rights, or (ii) waive any failure by any Company Shareholder to timely deliver a notice of exercise of Arrangement Dissent Rights, in each case without the prior written consent of SPAC, which will not be unreasonably withheld, conditioned or delayed.

2.4 The Company Information Circular.

(a) The Company shall promptly prepare and complete, in good faith consultation with SPAC, the Company Information Circular together with any other documents required by applicable Law in connection with the Company Shareholders Meeting and the Arrangement, and the Company shall, as promptly as practicable after the effectiveness of the Registration Statement and obtaining the Interim Order, cause the Company Information Circular, the Proxy Statement / Prospectus and such other documents to be sent to each Company Shareholder entitled to receive notice of the Company Shareholders Meeting and each other Person as required by the Interim Order and applicable Law, provided that SPAC shall have complied with Section 2.4(d).

(b) The Company shall ensure that the Company Information Circular (i) complies with the Governing Documents of the Company, the Interim Order and applicable Law, (ii) does not contain any Misrepresentation, except with respect to SPAC Information included in the Company Information Circular, which SPAC will ensure does not contain a Misrepresentation, (iii) provides the Company Shareholders with sufficient information, explained in sufficient detail, to permit them to form a reasoned judgment concerning the matters to be placed before the Company Shareholders Meeting, including the treatment of the Company Shares and Company Warrants under the Arrangement, the voting rights of the Company Common Shareholders and Company Warrant Holders in respect of the Company Arrangement Resolution and each component of the Company Required Approval; and (iv) states any material interest of each director and officer, whether as director, officer, securityholder or creditor of the Company, as and to the extent required by applicable Law, in each case, provided that SPAC shall have complied with Section 2.4(d). The Company shall be responsible for the accuracy and completeness of all information in the Company Information Circular other than the SPAC Information.

(c) If the Company Fairness Opinion is received by the Company prior to the publishing and mailing of the Company Information Circular, then the Company shall, subject to the terms of this Agreement, ensure that the Company Information Circular includes: (i) a complete copy of the Company Fairness Opinion, (ii) a summary of the Company Fairness Opinion and such disclosure concerning the financial advisor, its engagement, the analyses performed, assumptions, limitations and qualifications underlying the Company Fairness Opinion, and any fees payable to the financial advisor, as required by applicable Law, and (iii) a statement that the Company Board has received the Company Fairness Opinion and has unanimously (A) determined that the Plan of Arrangement and the Transactions are in the best interests of the Company and are fair to the Company Common Shareholders, and (B) recommended that the Company Shareholders vote in favor of the Company Arrangement Resolution.

(d) SPAC shall assist the Company in the preparation of the Company Information Circular, including obtaining and furnishing to the Company on a timely basis any information with respect to SPAC or its securityholders required to be included under applicable Laws in the Company Information Circular (the “SPAC Information”), and ensuring that the SPAC Information does not contain a Misrepresentation. SPAC shall be responsible for the accuracy and completeness of the SPAC Information. The Company shall give SPAC and its legal counsel a reasonable opportunity to review and comment on drafts of the Company Information Circular and other related documents, and shall consider in good faith any reasonable comments made by SPAC and its counsel, and agrees that all information relating to SPAC included in the Company Information Circular must be reasonably satisfactory to SPAC.

(e) Each Party shall promptly notify the other Parties if it becomes aware that the Company Information Circular contains a Misrepresentation, or otherwise requires an amendment or supplement. The Parties shall cooperate in the preparation of any such amendment or supplement as required or appropriate, and the Company shall promptly deliver or otherwise disseminate any such amendment or supplement to the Company Shareholders, and file the same with any Governmental Entity, in each case as required by the Court or applicable Law.

2.5 The Final Order. The Company shall take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Division 5 of Part 9 of the BCBCA, as soon as reasonably practicable, but in any event not later than five (5) Business Days after the date on which the Company Arrangement Resolution is passed at the Company Shareholders Meeting as provided for in the Interim Order.

2.6 Court Proceedings.

(a) In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, the Company shall: (i) diligently pursue the Interim Order and the Final Order; (ii) provide SPAC’s legal counsel with a reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and accept or incorporate reasonable comments of SPAC and its legal counsel; (iii) provide SPAC copies of any notice of appearance, evidence or other documents served on it or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal from them, and any notice, written or oral, indicating the intention of any person to appeal, or oppose the granting of, the Interim Order or the Final Order; (iv) ensure that all material filed with the Court in connection with the Arrangement is consistent in all material respects with this Agreement and the Plan of Arrangement; (v) not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend any materials so filed or served, except as contemplated by this Agreement or with SPAC’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided that nothing herein shall require SPAC to agree or consent to any unfavorable change or variation in the form of the Exchange Consideration or other modification or amendment that would expand or increase its obligations or diminish its rights under this Agreement, the Arrangement or such filed or served materials; (vi) subject to this Agreement, oppose any proposal, motion, appearance or other request from any person that the Final Order contain any provision inconsistent with the Arrangement or this Agreement, and if at any time after the issuance of the Final Order and prior to the Closing, the Company is required by the terms of the Final Order or by applicable Law to return to Court with respect to the Final Order, it will do so only after notice to, and in good faith consultation and cooperation with, SPAC; and (vii) not object to legal counsel to SPAC making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided SPAC advises the Company of the nature of any such submissions reasonably in advance of the hearing and such submissions are consistent with this Agreement and the Plan of Arrangement.

(b) Subject to the terms of this Agreement, SPAC will cooperate with, and assist the Company, in seeking the Interim Order and the Final Order, including by providing the Company on a timely basis any information reasonably required or requested to be supplied by SPAC in connection therewith.

2.7 The Class B Conversion. On the terms and subject to the conditions set forth in this Agreement, Sponsor and SPAC shall, no later than immediately prior to the Cayman Merger, cause the outstanding SPAC Class B Shares to be exchanged for SPAC Class A Shares in accordance with the Governing Documents of SPAC.

2.8 The Cayman Reorganization.

(a) On the terms and subject to the conditions set forth in this Agreement, on the day which is one (1) Business Day prior to the Closing Date (the “Initial Merger Effective Time”), Cayman Merger Sub will merge with and into SPAC with SPAC as the surviving entity pursuant to the Cayman Merger, as follows: (i) PubCo will issue to the holders of SPAC Shares (including the Sponsor but excluding the holders of any Dissenting SPAC Shares) PubCo Shares in exchange for such holders’ SPAC Shares in accordance with the Cayman Exchange Ratio and such SPAC Shares will not be cancelled but will be transferred to PubCo, (ii) SPAC will thereby become a wholly-owned subsidiary of PubCo and (iii) each issued ordinary share of Cayman Merger Sub will be exchanged for a SPAC Class A Share and Cayman Merger Sub (having merged into SPAC) will cease to exist as a separate entity.

(b) Concurrently with the Cayman Merger, and effective at the same time the Cayman Merger becomes effective under the Cayman Islands Law, (i) PubCo will assume the SPAC Warrants (as so assumed, PubCo SPAC Warrants) pursuant to the Warrant Assignment, Assumption and Amendment Agreement, and (ii) PubCo will redeem the initial PubCo Shares held by the Formation Shareholder for an amount equal to the amount of capital that the Formation Shareholder contributed for purposes of the incorporation of PubCo.

2.9 Notice to SPAC Shareholders Delivering Written Objection. If any SPAC Shareholder gives to SPAC, before the SPAC Shareholder Approval is obtained at the SPAC Shareholders Meeting, written objection to the Cayman Merger (each, a “Written Objection”) in accordance with Section 238(2) and 238(3) of the Cayman Act, SPAC shall, following the SPAC Shareholder Approval, in accordance with Section 238(4) of the Cayman Act, promptly give written notice of the authorization of the Cayman Merger to each such SPAC Shareholder who has made a Written Objection.

2.10 SPAC Shareholder Dissent Rights.

(a) Subject to Section 2.8 but notwithstanding any other provision of this Agreement to the contrary and to the extent available under the Cayman Act, SPAC Shares that are issued and outstanding immediately prior to the Initial Merger Effective Time and that are held by SPAC Shareholders who shall have validly exercised their dissenters’ rights for such SPAC Shares in accordance with Section 238 of the Cayman Act and otherwise complied with all of the provisions of the Cayman Act relevant to the exercise and perfection of dissenters’ rights (the “Dissenting SPAC Shares”, and the holders of such Dissenting SPAC Shares being the “Dissenting SPAC Shareholders”) shall not be converted into, and no Dissenting SPAC Shareholder shall be entitled to receive, the applicable consideration or any PubCo SPAC Warrants unless and until such Dissenting SPAC Shareholder fails to perfect or withdraws or otherwise loses his, her or its dissenters’ rights under the Cayman Act. The SPAC Shares owned by any SPAC Shareholder who fails to perfect or who effectively withdraws or otherwise loses such Person’s dissenters’ rights pursuant to the Cayman Act shall cease to be Dissenting SPAC Shares and shall thereupon automatically be cancelled and cease to exist in exchange for the right to receive the applicable number of PubCo Shares on the basis of the Cayman Exchange Ratio, without any interest thereon. The SPAC Warrants owned by any SPAC Shareholder who fails to perfect or who effectively withdraws or otherwise loses such Person’s dissenters’ rights pursuant to the Cayman Act shall thereupon automatically be cancelled and cease to exist in exchange for the right to receive the applicable number of PubCo SPAC Warrants on the basis of the Cayman Exchange Ratio, without any interest thereon.

(b) Prior to the Closing Date, SPAC shall give the Company (i) prompt written notice of any demands for dissenters’ rights received by SPAC from SPAC Shareholders (including any notices received by SPAC pursuant to Section 238(2) or Section 238 (5) of the Cayman Act) and any withdrawals of such demands, and (ii) the opportunity to consult with SPAC in connection with all negotiations and proceedings with respect to any such notice or demand for dissenters’ rights under the Cayman Act. SPAC shall not, except with the prior written consent of the Company, make any offers or payment or otherwise agree or commit to any payment or other consideration with respect to any exercise by a SPAC Shareholder of its rights to dissent from the Cayman Merger or any demands for appraisal or offer or agree or commit to settle or settle any such demands or approve any withdrawal of any such dissenter rights or demands.

2.11 The SPAC Reorganization. Following the Cayman Reorganization, SPAC will elect to be classified for U.S. federal income tax purposes to be disregarded as an entity separate from its owners, to be effective as of the beginning of the Closing Date, by filing IRS Form 8832 (Entity Classification Election) with the U.S. Internal Revenue Service.

2.12 Intentionally Omitted.

2.13 Allocation Schedule.

(a) The Company shall, to the extent permitted by the applicable Company Equity Plans and the terms of the applicable Company Options and Company Warrants, implement a “blackout” (no exercise) period restricting the exercise of Company Options and Company Warrants starting on the date that is seven (7) Business Days prior to the Closing Date, and will notify each holder of Company Options and Company Warrants of such blackout period at least twenty (20) days prior to the starting date of such blackout period. No later than five (5) Business Days prior to the Closing Date, the Company shall deliver to SPAC and PubCo (and PubCo shall thereafter deliver to the Exchange Agent) an allocation schedule (the “Allocation Schedule”) setting forth:

(i) the Estimated Closing Statement;

(ii) the aggregate amount of the Company Expenses, including (in detail by payee and accompanied by appropriate invoices and tax forms) the Unpaid Company Expenses;

(iii) the aggregate cash proceeds received or to be received in respect of the Transaction Financings;

(iv) the cash on the balance sheet of the Company and its Subsidiaries as of the Closing Date;

(v) the number of Company Common Shares and the number of Company Class A Preferred Shares held by each Company Shareholder, and the number of Company Common Shares that will be held by each Company Shareholder immediately prior to the Amalgamation after giving effect to the conversion of the Company Class A Preferred Shares into Company Common Shares in accordance with the Plan of Arrangement;

(vi) the number of Company Shares subject to each Company Equity Award, Company Warrant or other Company Equity Security exercisable for or convertible into Company Shares held by each holder thereof and, in the case of each Company Warrant, Company Option or other Company Equity Security exercisable for or convertible into Company Shares, the exercise or conversion price thereof;

(vii) with respect to the 2022 Convertible Note, the principal amount and accrued interest outstanding thereunder and the number of Company Common Shares that will be held by each Company Shareholder immediately prior to the Amalgamation after giving effect to the conversion of the 2022 Convertible Note into Company Common Shares in accordance with the Plan of Arrangement;

(viii) the number of PubCo Shares that will be issued to each Company Shareholder;

(ix) the number of PubCo Shares that will be subject to each Rollover Equity Award, which shall be determined by multiplying the number of Company Shares subject to the corresponding Rollover Equity Award immediately prior to the Closing by the Company Exchange Ratio and rounding the resulting number down to the nearest whole number of PubCo Shares, and the per share exercise price of each such Rollover Equity Award, which shall be determined by dividing the per share exercise price of the corresponding Company Equity Award immediately prior to the Closing by the Company Exchange Ratio and rounding the resulting price up to the nearest whole cent;

(x) the number of PubCo Rollover Warrants that will be issued to each Company Warrant Holder, which shall be determined by multiplying the number of Company Shares subject to the corresponding Company Warrant immediately prior to the Closing by the Company Exchange Ratio and rounding the resulting number down to the nearest whole number of PubCo Shares, and the per share exercise price of each such PubCo Rollover Warrant, which shall be determined by dividing the per share exercise price of the corresponding Company Warrant immediately prior to the Closing by the Company Exchange Ratio and rounding the resulting price up to the nearest whole cent;

(xi) the final listing of Company Shareholders as of the Closing Date (i.e., after taking into account exercises of Company Options and Company Warrants after the date of this Agreement and prior to the Closing Date) and the aggregate number of Earnout Shares to be issued to each such Company Shareholder; and

(xii) a certification of the foregoing duly executed by an authorized officer of the Company.

The Company will review any comments to the Allocation Schedule provided by SPAC or any of its Representatives and consider and incorporate in good faith any reasonable comments proposed by SPAC or any of its Representatives. Notwithstanding the foregoing or anything to the contrary herein, (x) the aggregate number of PubCo Shares that each Company Shareholder will have a right to receive pursuant to the Plan of Arrangement will be rounded down to the nearest whole share, (y) in no event shall the aggregate number of PubCo Shares set forth on the Allocation Schedule that are allocated in respect of Company Shares, the aggregate number of Rollover Equity Awards that are allocated in respect of the aggregate number of Company Equity Awards, and the PubCo Rollover Warrants that are allocated in respect of the aggregate number of Company Warrants, in aggregate exceed the portion of the Exchange Consideration issuable in respect of such Company Shares, Company Equity Awards and Company Warrants pursuant to the Plan of Arrangement, and (z) the Allocation Schedule (and the calculations or determinations therein) shall be prepared in accordance with any applicable Law, the Governing Documents of the Company, the Company Shareholder Agreements, each Company Equity Plan and any other Contract to which the Company is a party or bound to the extent applicable thereto.

(b) No later than five (5) Business Days prior to the Closing Date, SPAC shall deliver to the Company and PubCo a statement setting forth:

(i) the number of SPAC Class A Shares expected to be outstanding after giving effect to the Class B Conversion and the SPAC Shareholder Redemptions,

(ii) the aggregate amount of the SPAC Expenses, including (in detail by payee and accompanied by appropriate invoices and tax forms) the Unpaid SPAC Expenses,

(iii) the amount expected to remain in the Trust Account after giving effect to the SPAC Shareholder Redemptions (to the extent then available from the Trustee, and if not then available, promptly following such information’s availability),

(iv) the estimated amount of cash on the balance sheet of SPAC as of the Closing Date, and

(v) a certification of the foregoing duly executed by an authorized officer of SPAC.

SPAC will review any comments to the statement provided by the Company or any of its Representatives and consider and incorporate in good faith any reasonable comments proposed by the Company or any of its Representatives.

2.14 Exchange Agent.

(a) As promptly as reasonably practicable following the date of this Agreement, but in no event later than ten (10) Business Days prior to the Closing Date, PubCo shall appoint an exchange agent reasonably acceptable (such acceptance, not to be unreasonably withheld, conditioned or delayed) to SPAC and the Company (the “Exchange Agent”) and enter into an exchange agent agreement with the Exchange Agent for the purpose of exchanging (i) certificates, if any, representing all of the Company Shares, the 2022 Convertible Note, the Company Equity Awards and Company Warrants (“Company Certificates”) and each Company Share, Company

Equity Award and Company Warrant held in book-entry form on the stock transfer books of the Company immediately prior to the Closing, in either case, for the portion of the Exchange Consideration issuable in respect of such Company Shares, Company Equity Awards and Company Warrants pursuant to the Plan of Arrangement and on the terms and subject to the other conditions set forth in this Agreement, and (ii) certificates, if any, representing the SPAC Shares or SPAC Warrants (“SPAC Certificates”) and each SPAC Share or SPAC Warrant held in book-entry form on the stock transfer books of SPAC immediately prior to the Closing, in either case, for such PubCo Shares issuable in the Cayman Merger or PubCo SPAC Warrants assumed in the Cayman Reorganization and on the terms and subject to the other conditions set forth in this Agreement.

(b) Promptly following the Closing Date, PubCo shall mail or otherwise deliver, or shall cause to be mailed or otherwise delivered, a Letter of Transmittal to the Company Shareholders and, if required by the Plan of Arrangement, holders of the Company Equity Awards, immediately prior to the Closing and to the holders of SPAC Certificates (if any). The exchange of SPAC Shares or SPAC Warrants that are not certificated shall be effected in accordance with the customary procedures of The Depository Trust Company.

(c) In accordance with the Plan of Arrangement, PubCo shall deposit, or cause to be deposited, with the Exchange Agent, (i) for the benefit of the Company Shareholders, Company Equity Award holders and Company Warrant Holders and for exchange in accordance with this Section 2.14(c) through the Exchange Agent, evidence of PubCo Shares, Rollover Equity Awards and PubCo Rollover Warrants in book-entry form representing the portion of the Exchange Consideration issuable pursuant to the Plan of Arrangement, and (ii) for the benefit of the holders of SPAC Shares and SPAC Warrants and for exchange in accordance with this Section 2.14(c) through the Exchange Agent, evidence of PubCo Shares and PubCo SPAC Warrants in book-entry form representing the PubCo Shares issuable in the Cayman Merger and PubCo SPAC Warrants assumed in the Cayman Reorganization in exchange for the SPAC Shares and SPAC Warrants outstanding immediately prior to the Cayman Reorganization.

(d) Subject to the Plan of Arrangement (which shall govern in respect of the Company Shares, the Company Equity Awards and the Company Warrants in the event of any inconsistency with this Section 2.14(d)), upon surrender to the Exchange Agent of a Company Certificate or a SPAC Certificate (if any), or, in the case of Company Shares, Company Equity Awards, Company Warrants, SPAC Shares or SPAC Warrants held in book-entry form, receipt by the Exchange Agent of an “agent’s message” or such other evidence of transfer as the Exchange Agent may reasonably request, together with a duly completed and validly executed Letter of Transmittal and such other documents as may reasonably be required by the Exchange Agent, the holder thereof shall be entitled to receive, and PubCo shall cause the Exchange Agent to deliver to such holder as promptly as practicable thereafter, the PubCo Shares, Rollover Equity Awards, PubCo Rollover Warrants or PubCo SPAC Warrants, as applicable, that such holder is entitled to receive pursuant to the Plan of Arrangement, the Cayman Merger or this Agreement, in book-entry form, and any Company Certificate or SPAC Certificate (if any) so surrendered shall forthwith be cancelled. Until so surrendered, each Company Certificate and SPAC Certificate (if any) shall be deemed, from and after the Arrangement Effective Time or the Initial Merger Effective Time, as applicable, to represent only the right to receive the consideration to which the holder thereof is entitled pursuant to the Plan of Arrangement or this Agreement. No interest shall be paid or shall accrue on any consideration deliverable pursuant to this Section 2.14. If any Company Certificate or SPAC Certificate (if any) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed and, if required by PubCo or the Exchange Agent, the posting by such Person of a bond in such reasonable amount as PubCo or the Exchange Agent may direct as indemnity against any claim that may be made against any of them with respect to such certificate, the Exchange Agent shall deliver the applicable consideration in exchange for such lost, stolen or destroyed certificate. If any holders of SPAC Shares or SPAC Warrants hold SPAC Certificates in respect of such SPAC Shares or SPAC Warrants, then the portion of the consideration deposited with the Exchange Agent that remains unclaimed by such holders of SPAC Certificates on the date that is twelve (12) months following the Closing Date shall be delivered to PubCo upon demand, and any such holder who has not theretofore complied with this Section 2.14 shall thereafter look only to PubCo for the consideration to which such holder is entitled, subject to applicable abandoned property, escheat or similar Laws; the corresponding provisions of the Plan of Arrangement shall apply to unclaimed consideration in respect of the Company Shares, the Company Equity Awards and the Company Warrants.

2.15 Withholding. Notwithstanding anything in this Agreement to the contrary, SPAC, any Group Company and the Exchange Agent shall be entitled to take such actions as are reasonably necessary to deduct and withhold (or cause to be deducted and withheld) from any amounts payable or otherwise deliverable to any Person pursuant to the Arrangement or this Agreement such Taxes, source deductions and other amounts as are required to be deducted and withheld under applicable Tax Law. Any amounts so deducted and withheld shall be timely remitted to the applicable Tax Authority. To the extent that amounts are so deducted and withheld and timely remitted to the applicable Tax Authority, such amounts shall be treated for all purposes of the Arrangement and this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Each of SPAC, the Group Companies and the Exchange Agent, as applicable, is hereby authorized to sell or otherwise dispose of, on behalf of such Person, such portion of any share or other security deliverable to such Person as is necessary to provide sufficient funds to SPAC, a Group Company or the Exchange Agent, as the case may be, to enable it to comply with such deduction and withholding requirement and SPAC, the Group Company or the Exchange Agent shall use commercially reasonable efforts to notify such Person thereof and remit the applicable portion of the net proceeds of such sale to the appropriate Tax Authority and, if applicable, any portion of such net proceeds that is not required to be so remitted shall be paid to such Person. The Parties shall cooperate reasonably and in good faith to eliminate or reduce any such deduction or withholding to the extent permitted by applicable Law (including, where it is reasonable to do so, through the request and provision of any statements, forms or other documents to reduce or eliminate any such deduction or withholding).

2.16 Transfer Taxes. PubCo shall bear and pay (or, following the Closing, cause any Group Company to pay) any transfer, documentary, sales, use, stamp, registration, value added or other similar Taxes imposed on a Party as a result of the Transactions (“Transfer Taxes”) and shall file (or cause to be filed) all necessary Tax Returns with respect to all such Transfer Taxes; provided that if the Closing does not occur, each Party will bear and pay any Transfer Taxes, and file any related Tax Returns, to the extent such Transfer Taxes are imposed on such Party under applicable Law. The Parties agree to reasonably cooperate to (i) sign and deliver such resale and other certificates or forms as may be necessary or appropriate to establish an exemption from (or otherwise reduce) any such Transfer Taxes and (ii) prepare and file (or cause to be prepared and filed) all Tax Returns in respect of any such Transfer Taxes.

2.17 Earnout.

(a) At or prior to the Closing, Sponsor, PubCo and the Exchange Agent, as escrow agent (the “Escrow Agent”), shall enter into an escrow agreement, effective as of the Arrangement Effective Time, in form and substance reasonably satisfactory to SPAC and the Company (the “Escrow Agreement”), pursuant to which PubCo shall issue in the name of the Company Shareholders of record as of the date of the Allocation Schedule (the “Company Earnout Shareholders”) an aggregate of 14,705,882 PubCo Shares (the “Earnout Shares”), which Earnout Shares shall be in addition to, and not included in, the Exchange Consideration and subject to forfeiture in whole if a Triggering Event does not occur within the Earnout Period. PubCo shall deposit such Earnout Shares in escrow with the Escrow Agent to be held, along with any other dividends, distributions or other income on such Earnout Shares (the “Escrow Income” and, together with the Earnout Shares, the “Escrow Property”), in a segregated escrow account (the “Escrow Account”) and disbursed therefrom in accordance with the terms of this Section 2.17 and the Escrow Agreement. The Company Earnout Shareholders shall be shown as registered owners of such Earnout Shares on the books and records of PubCo, and shall be entitled to exercise voting rights and to receive dividends (if declared) with respect to such Earnout Shares (subject to such escrow and the terms and conditions of this Agreement and the Escrow Agreement). The Escrow Property shall be allocated among and transferred to the Company Earnout Shareholders pro rata based on their respective ownership of Company Shares as of the date of the Allocation Schedule (each such Company Earnout Shareholder’s “Earnout Participation”) as set forth in the Allocation Schedule, as additional consideration from PubCo based on the performance of the PubCo Shares during the period beginning on the six (6) month anniversary of the Closing Date and ending on the three (3) year anniversary of the Closing Date (the “Earnout Period”) in accordance with this Section 2.17.

(b) If a Tranche A Triggering Event occurs during the Earnout Period, then, subject to the terms and conditions of this Agreement, each Company Earnout Shareholder shall be entitled to receive from the Escrow Account such Company Earnout Shareholder’s Earnout Participation of the Tranche A Earnout Shares, together with the Escrow Income (if any) earned on such Tranche A Earnout Shares through the date of release thereof from the Escrow Account. If a Tranche B Triggering Event occurs during the Earnout Period, then, subject to the terms and conditions of this Agreement, each Company Earnout Shareholder shall be entitled to receive from the Escrow Account such Company Earnout Shareholder’s Earnout Participation of the Tranche B Earnout Shares, together with the Escrow Income (if any) earned on such Tranche B Earnout Shares through the date of release thereof from the Escrow Account.

(c) Upon the occurrence of a Triggering Event, PubCo’s Chief Financial Officer shall prepare and deliver to the Sponsor a written statement (each, an “Earnout Statement”), within five (5) Business Days after the satisfaction of the applicable Share Price Target resulting in such Triggering Event, or within five (5) Business Days prior to the date of consummation of the Change of Control Transaction resulting in such Triggering Event, as applicable, setting forth (i) the occurrence of such Triggering Event and the reasons therefor, in reasonable detail accompanied by reasonable documentation, and (ii) each Company Earnout

Shareholder’s respective Earnout Participation (based on the Allocation Schedule). The Sponsor and PubCo’s Chief Financial Officer shall meet and confer regarding the Earnout Statement, and each shall expend their respective commercially reasonable efforts to reasonably and in good faith agree on the same within three (3) Business Days following the Sponsor’s receipt of such Earnout Statement. Following such agreement, the Sponsor and PubCo’s Chief Financial Officer shall provide the Escrow Agent with joint written instructions to release the applicable Escrow Property to the Company Earnout Shareholders. If the Sponsor and PubCo’s Chief Financial Officer do not agree within such three (3) Business Day period, either may submit the disputed matters to an independent accounting firm mutually selected by the Sponsor and PubCo’s Chief Financial Officer within two (2) Business Days thereafter; if they do not select such a firm within that period, either may request that the Escrow Agent select an independent accounting firm within two (2) Business Days. The independent accounting firm shall determine, based on the terms of this Agreement and the Escrow Agreement and the documentation provided by the Sponsor and PubCo’s Chief Financial Officer, and such other documentation as it may determine, acting reasonably, whether the applicable Triggering Event has occurred and shall deliver its written determination to the Sponsor, PubCo and the Escrow Agent within fifteen (15) Business Days following its engagement. If the independent accounting firm determines that a Triggering Event has occurred, the Sponsor and PubCo’s Chief Financial Officer shall promptly provide the Escrow Agent with joint written instructions to release the applicable Escrow Property to the Company Earnout Shareholders; if they fail to do so within one (1) Business Day after receipt of such determination, the Escrow Agent shall release such Escrow Property in accordance with the determination without further instruction. For the avoidance of doubt, any Change of Control Transaction that results in a Triggering Event may not be consummated unless and until there is a final determination in accordance with this Section 2.17 regarding whether the Company Earnout Shareholders are entitled to receive any Escrow Property, and if the Company Earnout Shareholders are so entitled, then such Escrow Property shall be delivered to such Company Earnout Shareholders in connection with (and immediately prior to) the consummation of such Change of Control Transaction.

(d) If a Tranche A Triggering Event does not occur during the Earnout Period, there shall be no disbursements of Escrow Property from the Escrow Account and the Escrow Agent shall deliver to PubCo, within five (5) Business Days after the end of the Earnout Period, all of the Earnout Shares (and share dividends thereon) from the Escrow Account, to be cancelled by PubCo, and all of the Escrow Income. If the Tranche A Triggering Event occurs during the Earnout Period, but a Tranche B Triggering Event does not occur during the Earnout Period, then the Escrow Agent shall deliver to PubCo, within five (5) Business Days after the end of the Earnout Period, all of the Tranche B Earnout Shares (and share dividends thereon) from the Escrow Account, to be cancelled by PubCo, and all of the Escrow Income earned on such Tranche B Earnout Shares.

(e) Any payment made to the Company Earnout Shareholders pursuant to this Section 2.17 shall be treated by the Parties as an adjustment to the Exchange Consideration for Tax purposes, unless otherwise required by a change in applicable Tax Law.

2.18 Transaction Structure.

(a) If, at any time within sixty (60) days following the date of this Agreement, any Party requests in writing that the Parties implement any changes to the structure of the Transactions (each, a “Pre-Closing Reorganization”), each Party shall consider such Pre-Closing Reorganization in good faith and cooperate with the other Parties to the extent it determines in good faith that such reorganization transactions or transaction structure changes are advisable, in the best interests of the Company and will not (i) have an adverse impact on such Party or its direct or indirect Subsidiaries or securityholders, (ii) alter or change the amount or kind of the consideration to be received or paid by any of its or any of its securityholders in connection with the Transactions, (iii) have an adverse effect on the Tax consequences of the Transactions to the Party or any of its Subsidiaries or its direct or indirect securityholders, (iv) materially impede or delay consummation of any of the Transactions or (v) result in any breach by any Party or any of its Subsidiaries of any Material Contract in the case of the Company and its Subsidiaries or any Contract in the case of SPAC and its Subsidiaries or, in each case, any Contract with a Governmental Entity, Order, Governing Document or Law. Any such changes to the structure of the Transactions that are agreed upon by the Parties shall be set forth in writing in an amendment to this Agreement pursuant to the terms hereof.

(b) Each Party hereby waives any breach of a representation, warranty or covenant by any other Party, where such breach is a result of an action taken by that other Party or any Affiliate thereof pursuant to a request by the Party in accordance with this Section 2.18.

(c) Each Party shall provide written notice to the other Parties of any proposed Pre-Closing Reorganization at least fifteen (15) Business Days prior to the date of effectiveness of the Registration Statement. Upon receipt of such notice, each Party shall, to the extent it determines in good faith that such proposed Pre-Closing Reorganization is advisable in accordance with Section 2.18(a), cooperate and use commercially reasonable efforts to prepare all documentation necessary and do all such other acts and things as are reasonably necessary, including making amendments to this Agreement or the Plan of Arrangement, to give effect to such Pre-Closing Reorganization and to complete such Pre-Closing Reorganization as promptly as reasonably practicable prior to the Closing Date.

3.	REPRESENTATIONS AND WARRANTIES RELATING TO THE GROUP COMPANIES

Subject to Section 8.7, except as set forth in the Company Disclosure Schedules, the Company hereby represents and warrants to SPAC as follows:

3.1 Organization and Qualification.

(a) Each Group Company is a corporation, limited liability company or other applicable business entity duly organized or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of formation, incorporation or organization (as applicable). Section 3.1(a) of the Company Disclosure Schedules sets forth the jurisdiction of formation or organization (as applicable) for each Group Company. Each Group Company has the requisite power, capacity and authority pursuant to applicable Law and its Governing Documents to own, lease and operate its properties and to carry on its businesses as presently conducted.

(b) Section 3.1(b) of the Company Disclosure Schedules identifies each Governing Document of each Group Company, the Company Shareholder Agreements and each amendment, supplement, waiver, side letter or other modification relating thereto. True, complete and correct copies of the Governing Documents of each Group Company and the Company Shareholder Agreements have been made available to SPAC, in each case, as amended and in effect as of the date of this Agreement. Other than the Governing Documents and the Company Shareholder Agreements, there are no agreements among or between any of the Company Shareholders or the Company relating to the governance of the Company or the rights, preferences or privileges of the Company Shares. The Governing Documents of each Group Company and the Company Shareholder Agreements are in full force and effect, no Group Company is in breach or violation of any provision set forth in its Governing Document, and the Company is not in material breach of the Company Shareholder Agreements.

(c) Each Group Company is duly qualified, authorized, or licensed to transact business and is in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) in each jurisdiction in which the property and assets owned, leased or operated by it, or the nature of the business conducted by it, makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not have a Company Material Adverse Effect.

(d) PubCo was incorporated solely for purposes of entering into the Transactions and, since the date of its incorporation, PubCo has not owned any assets, carried on any business, conducted any operations, incurred any liabilities or obligations or hired any employee or independent contractor, other than the execution of this Agreement and any Ancillary Documents, the performance of its obligations hereunder and matters ancillary thereto.

(e) Section 3.1(e) of the Company Disclosure Schedules sets forth a true, complete and correct list of each of the directors, managers, and officers, as of the date of this Agreement, of each Group Company.

3.2 Capitalization of the Group Companies.

(a) Section 3.2(a) of the Company Disclosure Schedules sets forth a true, complete and correct statement, as of the date hereof, of (i) the number and class or series (as applicable) of all of the Equity Securities of each Group Company issued and outstanding (and where applicable the authorized maximum share capital), (ii) the identity of the Persons that are the legal, beneficial, and registered owners thereof; (iii) with respect to each Company Equity Award, (A) the date of grant, (B) any applicable exercise (or similar) price, (C) the expiration date, and (D) any applicable vesting schedule (including acceleration provisions); and (iv) with respect to each Company Warrant, (A) the issue date, (B) the exercise price, (C) the expiration date, and (D) its status (including whether issued or issuable and any material conditions to issuance or exercise). All of the Equity Securities of each Group Company have been duly authorized and validly issued and are fully paid and non-assessable. The PubCo Shares and Earnout Shares issuable pursuant to the Transactions have been or will prior to Closing be duly authorized and will, upon issuance in accordance with this Agreement, be validly issued as fully paid and non-assessable shares in the capital of PubCo. As of the date of this Agreement, the Company has reserved 6,784,477 Company Common Shares for issuance upon exercise of Company Equity Awards granted pursuant to the Company Equity Plans. As of the date of this Agreement, the Company has also reserved 1,955,555 Company Common Shares for issuance upon exercise of Company Warrants and 7,688,592 Company Common Shares for issuance upon conversion of the 2022 Convertible Note. Except for the Company Equity Awards, Company Warrants and the 2022 Convertible Note set forth on Section 3.2(a) of the Company Disclosure Schedules, no Group Company has outstanding (x) any equity appreciation, phantom equity or profit participation rights, (y) bonds, debentures, notes or other Indebtedness having general voting rights or otherwise are convertible or exchangeable into Equity Securities having such rights or (z) options, restricted stock, restricted stock units, phantom stock, warrants, purchase rights, subscription rights, preemptive rights, conversion rights, exchange rights, calls, puts, convertible securities, rights of first refusal or first offer, subscriptions or other Contracts to which a Group Company is a party (1) that require such Group Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of such Group Company or (2) otherwise relating to the issued or unissued Equity Securities of any Group Company.

(b) Section 3.2(b) of the Company Disclosure Schedules sets forth a true, complete and correct list of all outstanding Equity Securities of each Group Company that have any rights that accelerate or otherwise become triggered (whether as to vesting, exercisability or convertibility) in connection with the consummation of the Transactions, including a description of each such acceleration or other trigger.

(c) The outstanding Equity Securities of the Group Companies (1) were not issued in violation of applicable Law (including the BCBCA), the Governing Documents of the Group Companies or any of the Company Shareholder Agreements, (2) were not issued in violation of any pre-emptive rights, call option, right of first refusal or first offer, subscription rights or similar rights of any Person granted by the Group Companies, (3) have been offered, sold and issued in compliance with applicable Law, including applicable Securities Laws, and (4) are not (with respect to the Company only, to the Company’s knowledge) subject to any Liens, in each case other than Liens arising under the Company Shareholder Agreements, the Governing Documents of the Group Companies or applicable Securities Laws. Except for the Company Shareholder Agreements, there are no voting trusts, proxies or other Contracts to which a Group Company is a party with respect to the voting or transfer of such Group Company’s Equity Securities. Except for the Company Shareholder Agreements, there are no outstanding contractual obligations of any Group Company to repurchase, redeem or otherwise acquire any of its Equity Securities, nor has any Group Company granted any registration rights to any Person with respect to its Equity Securities.

(d) Except as set forth in Section 3.2(d) of the Company Disclosure Schedules, none of the Group Companies owns or holds (of record, beneficially, legally or otherwise), directly or indirectly, any Equity Securities in any Person (other than another Group Company), or the right to acquire any such Equity Security, and none of the Group Companies are a partner or member of any partnership, limited liability company or joint venture (other than another Group Company).

(e) Since the Reference Date, no Group Company has declared or paid any distribution or dividend in respect of its Equity Securities nor has any Group Company repurchased, redeemed or otherwise acquired any Equity Securities of such Group Company, and no board of directors, board of managers or other governing body of any Group Company has authorized any of the foregoing.

3.3 Authority

(a) . Subject to the Company Required Approval of the Company Arrangement Resolution, each Group Company has the requisite corporate power, capacity and authority to execute and deliver this Agreement and each Ancillary Document to which it is or will be a party, to perform its obligations hereunder and thereunder, and to consummate the Transactions. Subject to the Company Required Approval of the Company Arrangement Resolution, the execution and delivery of this Agreement, the Ancillary Documents to which a Group Company is or will be a party and the consummation of the Transactions have been (or, in the case of any Ancillary Document entered into after the date of this Agreement, will be upon execution thereof) duly authorized by all necessary corporate action on the part of the relevant Group Company. This Agreement and each Ancillary Document to which a Group Company is or will be a party has been or will be, upon execution thereof, as applicable, duly and validly executed and delivered by the relevant Group Company and constitutes or will constitute, upon execution and delivery thereof, as applicable, a valid, legal and binding agreement of the relevant Group Company (assuming that this Agreement and the Ancillary Documents to which such Group Company is or will be a party are or will be, upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party hereto or thereto), enforceable against such Group Company in accordance with their terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

3.4 Financial Statements; Undisclosed Liabilities.

(a) True, correct and complete copies of (i) the audited consolidated balance sheets of the Company as of March 31, 2025 and March 31, 2024, and the related audited consolidated statements of operations, changes in shareholders’ equity and cash flows of the Company for each of the years ended March 31, 2025 and March 31, 2024, including the notes thereto (the “Audited Company Financial Statements”), (ii) the unaudited consolidated balance sheets of the Company as of March 31, 2026 (the “Latest Balance Sheet”), and the related unaudited consolidated statements of operations, changes in shareholders’ equity and cash flows of the Company for the year ended March 31, 2026, including the notes thereto, and (iii) the unaudited consolidated balance sheet of the Company as of June 30, 2026 and 2025 and the related unaudited consolidated statements of operations of the Company for each of the three-month periods then ended (the financial statements in clauses (ii) and (iii) being the “Unaudited Company Financial Statements” and, together with the Audited Company Financial Statements, the “Company Financial Statements”), are attached as Appendix 3.4(a) to the Company Disclosure Schedules. Except as set forth in Section 3.4(a) of the Company Disclosure Schedules, the Company Financial Statements (A) were prepared in accordance with IFRS applied on a consistent basis throughout the periods indicated (except, with respect to the Unaudited Company Financial Statements for the absence of footnotes and normal year-end adjustments (none of which would be material, individually or in the aggregate)), (B) fairly present, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and its

Subsidiaries as of the dates thereof and for the periods indicated therein, (C) with respect to the Audited Company Financial Statements, have been audited in accordance with Canadian generally accepted auditing standards and contain an unqualified report of the Company’s auditors, (D) were prepared from, and are in accordance with, in all material respects, the books and records of the Company and its Subsidiaries, and (E) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable) (other than, in the case of the Audited Company Financial Statements, any requirement thereunder that such financial statements be audited in accordance with the standards of the PCAOB) and Canadian Securities Laws.

(b) The accounts receivable of the Company and its Subsidiaries reflected on the Latest Balance Sheet arose in the ordinary course of business from bona fide transactions and in accordance with IFRS, and to the knowledge of the Company, are not subject to any material set offs, counterclaims, credits or other offsets, and are current and collectible, subject only to the reserve for bad debts set forth in the Company Financial Statements. The accounts payable of the Company and its Subsidiaries reflected on the Latest Balance Sheet arose in the ordinary course of business from bona fide transactions and in accordance with IFRS. Since the date of the Latest Balance Sheet, and other than in accordance with, related to or arising out of the negotiation and consummation of the Transactions, the accounts receivable and accounts payable of the Company and its Subsidiaries have arisen in the ordinary course of business consistent with past practice from bona fide transactions.

(c) Except for Liabilities (i) set forth in Section 3.4(c) of the Company Disclosure Schedules, (ii) incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the Transactions (including, for the avoidance of doubt, the Company Expenses and any Liabilities arising out of, or related to, any Proceeding related to this Agreement, the Ancillary Documents or the Transactions, including any shareholder demand or other shareholder Proceedings (including derivative claims) arising out of, or related to, any of the foregoing), (iii) set forth or disclosed in the Company Financial Statements, or (iv) that have arisen since the Latest Balance Sheet in the ordinary course of business consistent with past practice (and not as a result of a breach of or default under any Contract by any Group Company), the Company and its Subsidiaries do not have any Liabilities that would be required to be included in a balance sheet prepared in accordance with IFRS or disclosed in the notes thereto.

(d) None of the Group Companies is a party to, or has any commitment to become a party to, any “off-balance sheet arrangement” (within the meaning of Item 303 of SEC Regulation S-K) or any other arrangement, agreement, transaction or relationship with, or obligation to or interest in, any unconsolidated Person, including any structured finance, variable interest, special purpose or limited purpose entity or Person, that is not, and is not required to be, reflected, reserved against or otherwise disclosed in the Company Financial Statements in accordance with IFRS, including any (i) guarantee, indemnity, keepwell, credit support, “take-or-pay” or similar contingent obligation in respect of the obligations of any other Person; (ii) obligation under any synthetic lease, sale-leaseback, securitization, factoring or similar financing arrangement; (iii) retained or contingent interest in assets transferred to an unconsolidated entity;

or (iv) derivative instrument (other than derivative instruments entered into in the ordinary course of business and reflected in the Company Financial Statements) or variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit risk support to, or engages in leasing, hedging or research and development services with, any Group Company.

(e) The Company has established and maintains systems of internal accounting controls with respect to the Company and its Subsidiaries that are designed to provide, in all material respects, reasonable assurance that all transactions are executed in accordance with management’s authorization and all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with IFRS and to maintain accountability for the Company and its Subsidiaries’ assets. The Company and its Subsidiaries maintain and, for all periods covered by the Company Financial Statements, have maintained books and records in the ordinary course of business that are accurate and complete and reflect the revenues, expenses, assets and liabilities of the Company and its Subsidiaries, in each case in all material respects. Without limiting the foregoing, the Company has in place controls and procedures that are designed to reasonably ensure that material information relating to the Company and its Subsidiaries (including any fraud that involves management or other employees who have a significant role in the internal accounting controls of the Company and its Subsidiaries) is made known to the management of the Company by others within any of the Company and its Subsidiaries.

(f) Since the Reference Date, neither the Company nor any of its Subsidiaries has received any written complaint, allegation, assertion or claim that there is (i) to the Company’s knowledge, the equivalent of a “significant deficiency” in the internal accounting controls of the Company and its Subsidiaries, (ii) to the Company’s knowledge, the equivalent of a “material weakness” in the internal accounting controls of the Company and its Subsidiaries or (iii) fraud or corporate misappropriation, whether or not material, that involves management or other employees of the Company or its Subsidiaries who have a significant role in the internal accounting controls of the Company and its Subsidiaries.

(g) Section 3.4(g) of the Company Disclosure Schedules sets forth all Indebtedness of the Group Companies as of the date of this Agreement. No such Indebtedness of the Group Companies contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by any Group Company, (iii) the ability of any Group Company to grant any Lien on its properties or assets, or (iv) the consummation of the Transactions.

(h) The financial projections provided by the Company that are attached as part of Appendix 3.4(h) to the Company Disclosure Schedules were prepared in good faith using assumptions that the Company believes as of the date of this Agreement to be reasonable. The Company has a reasonable basis for any forward-looking information about the Company or the Company Products contained in the “Brains Bioceutical Investor Presentation” attached as part of Appendix 3.4(h) to the Company Disclosure Schedules.

3.5 Consents and Requisite Governmental Approvals; No Violations.

(a) No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of any Group Company with respect to such Group Company’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which the Group Company is or will be party or the consummation of the Transactions, except for (i) compliance with and filings under any applicable antitrust or other competition Laws of any non-U.S. jurisdictions (collectively, “Foreign Antitrust Laws”), (ii) the filing with the SEC of (A) the Registration Statement and the declaration of the effectiveness thereof by the SEC and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Ancillary Documents or the Transactions, (iii) the filing of the Canadian Prospectus with the BCSC, (iv) the filing of any documents required by the Final Order, the Interim Order, and filings required pursuant to the Plan of Arrangement, and (v) the Company Required Approval in respect of the Company Arrangement Resolution.

(b) Neither the execution, delivery or performance by a Group Company of this Agreement nor the Ancillary Documents to which such Group Company is a party nor the consummation by the Group Company of the Transactions will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in any breach of any provision of the relevant Group Company’s Governing Documents or the Company Shareholder Agreements, (ii) result in, other than as set out in Section 3.5(b) of the Company Disclosure Schedules, a violation or breach of, or constitute a default or give rise to any right of termination, Consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of (A) any Material Contract to which any Group Company is a party or (B) any Material Permits, (iii) violate, or constitute a breach under, any Order or applicable Law to which any Group Company or any of its properties or assets are bound, or (iv) result in the creation of any Lien (other than Permitted Liens) upon any of the assets or properties of any Group Company.

3.6 Permits. Each of the Group Companies has all Permits (the “Material Permits”) that are required to own, lease or operate its properties and assets and to conduct its business as currently conducted and as conducted since the Reference Date, including any Regulatory Permits required for the development, testing, research, handling, storage, manufacture, production, analysis, distribution, approval, importation, exportation, use, handling, quality, packaging, labeling, sale or promotion of any Company Product. Section 3.6 of the Company Disclosure Schedules lists all Material Permits, including the names of the Material Permits, the issuing authorities, and their respective dates of issuance and expiration. All fees and charges with respect to the Material Permits have been paid in full. Each employee of the Company who is required to be licensed by a Governmental Entity to perform some or all of his or her duties with respect to his or her employment with any Group Company is properly so licensed. Each Material Permit is in full force and effect in accordance with its terms and (a) no Group Company has received any written or oral notice of revocation, cancellation, non-renewal, termination or material modification of any Material Permit, and (b) there are no circumstances that could reasonably be expected to lead to the revocation, cancellation, suspension, termination, or non-renewal of any such Permits, and (c) no Material Permit will be terminated, impaired or require any Consent or notification as a result of the Transactions.

3.7 Material Contracts.

(a) The Company has made available to SPAC true, correct and complete copies of, and Section 3.7(a) of the Company Disclosure Schedules lists, the following Contracts to which a Group Company is a party (such contracts, collectively, the “Material Contracts”):

(i) any Contract relating to Indebtedness of any Group Company or to the placing of a Lien (other than any Permitted Lien) on any material assets or properties of any Group Company;

(ii) any Contract under which any Group Company is lessee of or holds or operates, in each case, any tangible property (other than real property), owned by any other Person, except for any lease or agreement under which the aggregate annual rental payments do not exceed $500,000;

(iii) any Contract under which any Group Company is lessor of or permits any third party to hold or operate, in each case, any tangible property (other than real property), owned or controlled by such Group Company, except for any lease or agreement under which the aggregate annual rental payments do not exceed $500,000;

(iv) any joint venture, profit-sharing, partnership, collaboration, co-promotion, commercialization or research or development Contract;

(v) any Contract which provides for the sale of products and/or services by the Company, including Company Products, to any other Person, or for the purchase of products and/or services by the Company from any other Person, and under which the sale or purchase price, as applicable, for such products or services in excess of $500,000 annually, as well as (without duplication) any Contract with any Material Supplier or Material Customer;

(vi) any guarantees (including of performance under contracts or agreements), letters of credit or other credit arrangements, including surety and performance bonds and similar documents, agreements or arrangements, (A) issued and outstanding or entered into by or on behalf of, or in support of any liability or obligation of, any Group Company or (B) that is proposed to be, or would be required to be, issued under any bid, response to a request for proposals or pending Contract outstanding as of the date hereof;

(vii) any Contract pursuant to which any Group Company licenses or sublicenses from or to any third party (or receives from or grants to any third party a covenant not to sue with respect to) any Intellectual Property Right, including any (A) license, royalty, indemnification, covenant not to sue, escrow, co-existence, concurrent use, consent to use, assignment, development or other Contract relating to any Intellectual Property Rights, in each case, other than Off-the-Shelf-Software licenses with aggregate annual payments of less than $250,000 and non-exclusive licenses for Company Products granted or received in the ordinary course of business, and (B) other Contracts that have any material effect on any of the Group Companies’ ability to own, enforce, defend, use, license or disclose any Intellectual Property Rights;

(viii) any Contract providing for the development on behalf of, or acquisition by, any Group Company of any material Intellectual Property Rights;

(ix) any Contract that (A) limits or purports to limit in any material respect the freedom of any Group Company to engage or compete in any line of business or with any Person or in any area or that would so limit, in any material respect the operations of any Group Company, or following the Closing, PubCo, (B) contains any exclusivity, “most favored nation” or similar provisions, obligations or restrictions, other than territorial or field exclusivity provisions in ordinary course licensing and distribution agreements, or (C) contains any other provisions restricting the ability of any Group Company to sell, manufacture, develop, commercialize, test or research products, directly or indirectly through third parties, or to solicit any potential employee or customer, all in any material respect, or that would so limit, in any material respect, the operations of the Company, other than in respect of non-disclosure agreements entered into by any Group Company in the ordinary course of business;

(x) any Contract requiring any future capital commitment or capital expenditure (or series of capital expenditures) by any Group Company in an amount in excess of (A) $1,000,000 annually or (B) $2,500,000 over the term of the agreement;

(xi) any Contract requiring any Group Company to guarantee the Liabilities of any Person (other than the Company or a Subsidiary of the Company) or pursuant to which any Person (other than the Company or a Subsidiary of the Company) has guaranteed the Liabilities of a Group Company, in each case in excess of $500,000;

(xii) any Contract evidencing an obligation of, or payment to, any Group Company of $500,000 or more;

(xiii) any Contract under which any Group Company has, directly or indirectly, made or agreed to make any loan, advance, or assignment of payment to any Person or made any capital contribution to, or other investment in, any Person (other than the Company or a Subsidiary of the Company);

(xiv) any Contract required to be disclosed on Section 3.19 of the Company Disclosure Schedules;

(xv) any Contract (A) governing the terms of, or otherwise related to, the employment, engagement or services of any current director, manager, officer, employee, individual independent contractor or other individual service provider of a Group Company whose annual base salary (or, in the case of an individual independent contractor, annual base compensation) is in excess of $5,000,000, except for Contracts with independent contractors where such Contract is for a fixed term and the compensation paid during that term does not exceed $5,000,000, or (B) providing for any Company Change of Control Payment;

(xvi) any CBA;

(xvii) any Contract (A) for the disposition of any portion of the assets, business or Equity Securities of any Group Company or for the acquisition by any Group Company of the assets, business or Equity Securities of any other Person, in each case involving aggregate consideration in excess of $10,000,000, (B) under which any Group Company has any continuing obligation with respect to an “earn-out”, contingent purchase price or other contingent or deferred payment obligation, or (C) that relates to any merger, consolidation or other business combination with any other Person or the acquisition or disposition of any other entity or its business or material assets or the sale of any Group Company, its business or material assets;

(xviii) any settlement, conciliation or similar Contract (A) the performance of which would be reasonably likely to involve any payments in excess of $2,000,000 after the date of this Agreement, (B) with a Governmental Entity or (C) that imposes or is reasonably likely to impose, at any time in the future, any material, non-monetary obligations on any Group Company;

(xix) any Contract regarding any material indemnification obligations incurred or provided by any Group Company other than in the ordinary course of business;

(xx) any Contract the performance of which requires either (A) annual payments to or from any Group Company in excess of $1,000,000 or (B) aggregate payments to or from any Group Company in excess of $2,500,000 over the term of the agreement and, in each case, that is not terminable by the applicable Group Company without penalty upon less than thirty (30) days’ prior written notice;

(xxi) any Contract that will be required to be filed with the Registration Statement under applicable SEC requirements or that will be required to be filed with Canadian securities regulatory authorities with the Canadian Prospectus under applicable Canadian Securities Laws; and

(xxii) any other Contract not described in any of the items set forth above that is (A) material to the Company or (B) the violation, breach, or termination of which would reasonably be expected to have a Company Material Adverse Effect.

(b) Except as disclosed in Section 3.7(b) of the Company Disclosure Schedule, (i) each Material Contract is valid and binding on the applicable Group Company and, to the knowledge of the Company, the counterparty thereto, and is in full force and effect, (ii) the applicable Group Company and, to the knowledge of the Company, the counterparties thereto are not in material breach of, or material default under, any Material Contract, (iii) no event or omission has occurred that, through the passage of time or the giving of notice, or both, would constitute a default in any material respect thereunder or cause the acceleration of any Group Company’s obligations thereunder or result in the creation of any Lien, other than Permitted Liens, (iv) the Company has delivered or made available to SPAC true, complete and accurate copies of each Material Contract, including all material amendments, schedules, ancillary documents, annexes, exhibits or certificates related thereto, (v) as of the date hereof, no Group Company has received written, or to the Company’s knowledge, oral, notice of termination, cancellation or non-renewal of any Material Contract, and (vi) no right of any counterparty to terminate or materially alter the terms of any Material Contract will arise as a result of the Transaction.

3.8 Absence of Changes. Except as set forth in Section 3.8 of the Company Disclosure Schedules, during the period beginning on the date of the Latest Balance Sheet and ending on the date of this Agreement, (a) no Company Material Adverse Effect has occurred, and (b) except as otherwise reflected in the Company Financial Statements, or as expressly contemplated by this Agreement, any Ancillary Document or otherwise in connection with the Transactions, (i) the Company has conducted its business in the ordinary course and (ii) no Group Company has taken any action that would require the consent of SPAC if taken during the period from the date of this Agreement until the Closing pursuant to Section 5.1(b).

3.9 Litigation. Section 3.9 of the Company Disclosure Schedules sets forth a true, complete and correct list of (a) each Proceeding pending or, to the Company’s knowledge, threatened in writing by or against any Group Company or in relation to the business of any Group Company or any Company Product since the Reference Date and (b) each Order to which any Group Company or any of its properties or assets is subject. Except as set forth on Section 3.9 of the Company Disclosure Schedules, (i) there is no such Proceeding pending or to the Company’s knowledge, threatened and (ii) no Group Company nor any of its properties or assets is subject to any such Order. As of the date of this Agreement, there are no Proceedings by a Group Company pending against any other Person.

3.10 Compliance with Applicable Law.

(a) Each Group Company (a) conducts, and since the Reference Date has conducted, its business in compliance in all material respects with all Laws (including Healthcare Laws and Public Health Laws and Material Permits) and Orders applicable to such Group Company or Company Products, (b) is not in material violation of any such Law or Order and (c) except as set forth on Section 3.10 of the Company Disclosure Schedules, has not received any written communications from a Governmental Entity that alleges that such Group Company or Company Products is not in compliance with any such Law or Order, except in the case of each of the foregoing clauses (a) and (b), for de minimis noncompliance that has been fully cured or would not reasonably be expected to be material to any Group Company or otherwise prevent, impair or delay the Transactions. Section 3.10 of the Company Disclosure Schedules sets forth a true, complete and correct list of each written communication received since the Reference Date from any Governmental Entity or other Person alleging that any Group Company or any Company Product is not in compliance in any material respect with any applicable Law or Order, and each pending or, to the Company’s knowledge, threatened audit, inspection, inquiry or investigation by a Governmental Entity relating to compliance with any applicable Law or Order.

(b) Each applicable Group Company is in compliance with all statutory minimum capitalization requirements of applicable Law, and there is no deficiency, based on the books and records (including financial statements) of the Group Companies, that would require an investment or contribution of capital to comply with applicable statutory minimum capitalization requirements. There are no outstanding letters of support or comfort given by a Company Shareholder or any of its Affiliates (other than a Group Company) to any Group Company in respect of any obligations of any Group Company.

3.11 Employee Plans.

(a) Section 3.11(a) of the Company Disclosure Schedules sets forth a true, complete and correct list of, and corresponding copies of, all Employee Benefit Plans (including, for each such Employee Benefit Plan, its jurisdiction and each Group Company that sponsors, maintains, contributes to or has any Liability with respect thereto). With respect to each such Employee Benefit Plan, the applicable Group Company has made available to SPAC true, complete and correct copies of the material documents pursuant to which the plan is maintained, funded and administered including, for each material Employee Benefit Plan, (i) the most recent plan text, trust deed and rules, insurance policy or contract and amendments, (ii) the most recently prepared actuarial valuation report, (iii) all material correspondence with any applicable Governmental Entity for the current year and since the Reference Date, (iv) the most recent employee booklet or other material communications provided to participating employees and (v) all material documents relating to the funding, registration, qualification or tax status of such Employee Benefit Plan.

(b) No Group Company has any Liability with respect to or under: (i) a Multiemployer Plan; (ii) a “defined benefit plan” (as defined in Section 3(35) of ERISA, whether or not subject to ERISA) or any defined benefit, final salary or other pension or retirement plan under which benefits are calculated by reference to salary, length of service or any other defined benefit formula, or a plan that is or was subject to Title IV of ERISA or Section 412 of the Code; (iii) a “multiple employer plan” within the meaning of Section 413(c) of the Code or Section 210 of ERISA; (iv) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA; or (v) any multiemployer, multiple-employer, industry-wide or other pension or retirement plan or arrangement in respect of which any Group Company bears any funding, solvency, withdrawal, cessation, wind-up or similar Liability, other than a defined contribution plan under which the applicable Group Company’s sole funding obligation is to make specified contributions. No Group Company has any Liabilities to provide any retiree, post-ownership or post-termination health or life insurance or other welfare-type benefits to any Person other than (A) health continuation coverage pursuant to COBRA for which the recipient pays the entire cost of coverage (other than as provided in employment agreements made available to SPAC), and (B) to the minimum extent required by any applicable employment standards Laws of any applicable jurisdiction in which a Group Company employs individuals. No Group Company has any Liabilities as a result of at any time being considered a single employer under Section 414 of the Code with any other Person.

(c) Each Employee Benefit Plan has been established, registered, qualified, funded, administered and operated in all material respects in accordance with its terms and all applicable Laws, and, where any Employee Benefit Plan is intended to qualify for favorable tax treatment or to be registered, approved or exempt from Tax, such Employee Benefit Plan has at all times satisfied all requirements necessary for such treatment, registration, approval or exemption. Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code (i) has timely received a favorable determination or opinion or advisory letter from the Internal Revenue Service, (ii) has been established under a standardized master and prototype or volume submitter plan for which a current favorable Internal Revenue Service advisory letter or opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer or (iii) has time remaining under applicable Laws to apply for a determination or opinion letter or to make any amendments necessary to obtain a favorable determination or opinion letter, and, to the knowledge of the Company, nothing has occurred that would reasonably be expected to adversely affect the qualified status of such Employee Benefit Plan. None of the Group Companies has incurred (whether or not assessed), or is reasonably expected to incur or be subject to, any Liability, penalty or Tax under Section 4980H, 4980B, 4980D, 6721 or 6722 of the Code.

(d) There are no pending or, to the Company’s knowledge, threatened material claims or Proceedings with respect to any Employee Benefit Plan (other than routine claims for benefits). There have been no material non-exempt “prohibited transactions” within the meaning of Section 4975 of the Code or Sections 406 or 407 of ERISA and no breaches of fiduciary duty (as determined under ERISA) or any applicable fiduciary, statutory, trust or similar duty under the Laws of any other jurisdiction with respect to any Employee Benefit Plan. With respect to each Employee Benefit Plan, all contributions, distributions, reimbursements and premium payments that are due have been timely made in all material respects in accordance with the terms of the Employee Benefit Plan and in material compliance with the requirements of applicable Laws; and all such contributions, distributions, reimbursements and premium payments for any period ending on or before the Closing Date that are not yet due have been made or properly accrued under applicable accounting principles. No Employee Benefit Plan has any material unfunded or underfunded Liability.

(e) The execution and delivery of this Agreement and the consummation of the Transactions will not (alone or in combination with any other event) (i) result in any payment or benefit becoming due to or result in the forgiveness of any indebtedness of any current or former director, manager, officer, employee, individual independent contractor or other individual service providers of any of the Group Companies, (ii) increase the amount or value of any compensation or benefits payable to any current or former director, manager, officer, employee, individual independent contractor or other individual service providers of any of the Group Companies, (iii) except as disclosed in Section 3.11(e) of the Company Disclosure Schedules, result in the acceleration of the time of payment or vesting, or trigger any payment or funding of any compensation or benefits to any current or former director, manager, officer, employee, individual independent contractor or other individual service providers of any of the Group Companies or (iv) limit or restrict the right of any of the Group Companies to merge, amend or terminate any Employee Benefit Plan after Closing.

(f) No amount that could be received (whether in cash or property or the vesting of property) by any “disqualified individual” (as defined in Section 280G of the Code) under any Employee Benefit Plan or otherwise as a result of the consummation of the Transactions could, separately or in the aggregate, be nondeductible under Section 280G of the Code or subjected to an excise tax under Section 4999 of the Code.

(g) The Group Companies have no obligation to make a “gross-up” or similar payment in respect of any taxes that may become payable under Section 4999, 409A or 457A of the Code or any analogous or similar Tax under the Laws of any other jurisdiction.

(h) Each Employee Benefit Plan that constitutes in any part a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) subject to Section 409A of the Code has been operated and administered in all material respects in operational compliance with, and is in all material respects in documentary compliance with, Section 409A of the Code and its purpose, and no amount under any such plan, agreement or arrangement is or has been subject to the interest and additional Tax set forth under Section 409A(a)(1)(B) of the Code.

(i) Each Foreign Benefit Plan that is required to be registered or intended to be tax exempt has been registered (and, where applicable, accepted for registration) and is tax exempt and has been maintained in good standing, to the extent applicable, with each Governmental Entity, and no Group Company has received any notice that any such registration, approval, qualification, exemption or favorable tax treatment has been or is proposed to be revoked, withdrawn or adversely modified.

(j) Each Group Company has complied in all material respects with all applicable Laws relating to workplace pensions, retirement savings and employee benefit plans in each jurisdiction in which it employs or has employed any Person. No Foreign Benefit Plan is (A) a “defined benefit plan” (as defined in ERISA, whether or not subject to ERISA); (B) a “registered pension plan” (within the meaning of subsection 248(1) of the Tax Act); (C) a “retirement compensation arrangement” (within the meaning of subsection 248(1) of the Tax Act); or (D) has any material unfunded or underfunded Liabilities. No Foreign Benefit Plan is intended to be, or has ever been determined or alleged by a Governmental Entity to be, a “salary deferral arrangement” within the meaning of subsection 248(1) of the Tax Act. Each Group Company has complied, in all material respects, with any mandatory requirements of applicable Law to provide Foreign Benefit Plans where required, including automatic enrolment pursuant to the Pensions Act 2008. No Group Company has induced, encouraged or taken (or failed to take) any action for the sole or main purpose of causing or encouraging any worker to opt out of, cease membership of or not participate in any workplace pension arrangement, in violation of applicable Law.

(k) All material contributions required to have been made by or on behalf of the Group Companies with respect to plans or arrangements maintained or sponsored by a Governmental Entity (including severance, termination indemnities or other similar benefits; Canada Pension Plan contributions; unemployment insurance premiums; and workers’ compensation premiums and assessments) have been timely made or fully accrued.

3.12 Environmental Matters.

(a) None of the Group Companies have received any written notice, report, Order, communication or other information from any Governmental Entity or any other Person regarding any actual, alleged, or potential violation in any material respect of, failure to comply in any material respect with, or material Liability under, any Environmental Laws.

(b) Except as would not be material to the Group Companies, taken as a whole:

(i) The Group Companies are (and, since the Reference Date have been) in compliance with all Environmental Laws, which compliance has included obtaining, maintaining and complying with all Permits that are required pursuant to Environmental Laws for the ownership or occupation of their facilities and the operation of their business.

(ii) There is no Proceeding pending or, to the Company’s knowledge, threatened against any Group Company pursuant to Environmental Laws.

(iii) There has been no manufacture, release, treatment, storage, disposal, arrangement for disposal, transport or handling of, contamination by, or exposure of any Person to, any Hazardous Substances, in each case in a manner that has given or would give rise to Liabilities of the Group Companies under Environmental Law.

(iv) The Group Companies have not assumed, undertaken, provided an indemnity with respect to or otherwise knowingly become subject to any Liabilities of any other Person under Environmental Law.

(v) The Company has made available to SPAC copies of all written environmental reports, audits, and assessments and all other material environmental, health and safety documents that are in any Group Company’s possession or control relating to the current or former operations, properties or facilities of the Group Companies.

3.13 Intellectual Property.

(a) Section 3.13(a) of the Company Disclosure Schedules sets forth a true, complete and correct list of (x) all currently issued or pending Company Registered Intellectual Property, in each case, enumerating specifically the applicable filing, serial or registration/application number, title, jurisdiction, date of filing/issuance, registrar and current applicant(s)/registered owner(s), as applicable, (y) all material Company Owned Intellectual Property that is not Company Registered Intellectual Property and (z) all material Company Licensed Intellectual Property. For each item of Company Registered Intellectual Property, (x) a Group Company is the sole and exclusive registered owner of such item and (y) the Company has made available to SPAC a list including (1) the jurisdictions in which such item has been issued or registered or filed, (2) the issuance, registration or application date, as applicable, for such item, (3) the issuance, registration or application number, as applicable, for such item and (4) the title of such item. All material Company Registered Intellectual Property (i) has been duly maintained (including the timely payment of registration, maintenance and renewal fees and timely filing of statements of use), (ii) is subsisting, in full force and effect and not expired, abandoned or cancelled, (iii) to the knowledge of the Company, is valid and enforceable and (iv) has not been adjudged invalid or unenforceable, in whole or in part. Since the Reference Date, no Group Company has received written or, to the knowledge of the Company, oral notice of any Proceedings instituted before any Governmental Entity, domain name registrar or other public or quasi-public legal authority anywhere in the world (including before U.S. Patent and Trademark Office, the U.S. Copyright Office, or similar authority anywhere in the world), or threatened, including any interference, reexamination, cancellation, nullity or opposition proceedings or inventorship challenges, in which any claims have been raised relating to the validity, enforceability, registrability, scope, misappropriation, ownership, violation or infringement with respect to any Company Owned Intellectual Property.

(b) A Group Company solely and exclusively owns all right, title and interest in and to the Company Owned Intellectual Property and a Group Company holds a valid and enforceable license to all Company Licensed Intellectual Property, in each case, free and clear of all Liens (other than Permitted Liens). With respect to each item of Company Registered Intellectual Property that is held by any Group Company related to a Company Product or, to the knowledge of the Company, any of their respective licensors by assignment, such assignment has been duly recorded with the applicable Governmental Entity from which such Company Registered Intellectual Property was issued or granted or before which such Company Registered Intellectual Property is pending. The Group Companies have, and, to the knowledge of the Company, the Group Companies’ licensors have, complied with, in all material respects, all necessary and applicable Laws regarding the duty of disclosure, candor and good faith in connection with each Patent included in the Company Registered Intellectual Property.

(c) No Group Company has (i) transferred ownership of, or granted any exclusive license with respect to, any material Company Owned Intellectual Property to any other Person or (ii) granted any customer the right to use any material Company Product or service on anything other than a non-exclusive basis. The Group Companies own or have a valid and enforceable written license to use, all Intellectual Property Rights used in, held for use in or otherwise necessary for the operation of the businesses of the Group Companies as currently conducted. No Company Owned Intellectual Property or, to the knowledge of the Company, no Company Licensed Intellectual Property is subject to any outstanding Order that restricts in any material respect the use, sale, transfer, licensing or exploitation thereof by the Group Companies or affects the validity, use or enforceability of any such Company Intellectual Property.

(d) All current and former employees and independent contractors who independently or jointly contributed to or otherwise participated in the authorship, invention, creation, improvement, modification or development of any material Intellectual Property Right for or on behalf of any Group Company have executed and delivered to the Group Company a written contract providing for (i) the non-disclosure by such Person of all Trade Secrets of the Group Companies, (ii) the present assignment by such Person to a Group Company of all such Intellectual Property Rights authored, invented, created, improved, modified or developed, as applicable, by such Person in the course of their employment or other engagement with such Group Company and (iii) the irrevocable waiver of moral rights that such Person may possess in and to any Intellectual Property Right. To the knowledge of the Company, no such agreement has been breached or otherwise violated.

(e) Each Group Company has taken commercially reasonable steps to maintain, defend and enforce all material Company Owned Intellectual Property and their respective rights in all material Company Licensed Intellectual Property, including reasonable steps to maintain and protect the confidentiality of any Trade Secrets included in the Company Intellectual Property, and to the knowledge of the Company, no such Trade Secrets have been disclosed to any other Person unless such disclosure was under an appropriate written non-disclosure agreement containing appropriate limitations on use, reproduction and disclosure, which have not been breached or otherwise violated. No Group Company is a party to or bound by any Contract that materially limits, restricts, or impairs its or their ability to use, sell, transfer, assign, license or convey any of their interests in any Company Owned Intellectual Property.

(f) To the knowledge of the Company, none of the Group Companies or any of the Company Products have infringed, misappropriated, or otherwise violated, or are infringing, misappropriating or otherwise violating any Intellectual Property Rights of any other Person.

(g) There is no, and since the Reference Date there has been no, Proceeding pending or, to the Company’s knowledge, threatened against any Group Company (i) alleging that a Group Company has infringed, used without authorization, misappropriated or otherwise violated any Intellectual Property Rights of any other Person, or (ii) challenging the validity, enforceability, patentability, registrability, use or any Group Company’s right, title or interest in, to or under any Company Intellectual Property. No Group Company has received any written invitation or demand from any Person to take a license under any Patent or consider the applicability of any Patents to any products or services of the Group Companies or to the conduct of the business of the Group Companies.

(h) To the Company’s knowledge, no Person is infringing, misappropriating or otherwise violating, or has infringed, misappropriated or otherwise violated any Company Owned Intellectual Property or any of the Group Company’s rights under any Company Licensed Intellectual Property. No Group Company has made any written claim against any Person alleging any infringement, misappropriation or other violation of any Company Intellectual Property.

(i) The Group Companies and, to the knowledge of the Company, the Group Companies’ licensors, have taken any and all actions necessary to obtain, secure, maintain, enforce and protect the applicable Group Company’s, or such licensors’, as applicable, right, title and interest in, to and under any and all material Company Intellectual Property that was created, developed or reduced to practice, or is being created, developed or reduced to practice, (i) pursuant to, or in connection with, any Contract with any Governmental Entity or Governmental Entity-affiliated entity, or university, college or other educational institution or (ii) using any funding or facilities of any Governmental Entity or Governmental Entity-affiliated entity, or university, college or other educational institution, and, to the knowledge of the Company, the Group Company’s licensors, have complied with any and all Intellectual Property Rights disclosure and/or licensing obligations under any applicable Contract referenced in clause (i) above. The consummation of the Transactions will not necessitate the repayment of any funds received from any Governmental Entity.

(j) The execution and delivery of this Agreement and the consummation of the Transactions will not alter, encumber, impair or extinguish any material Company Intellectual Property.

3.14 Labor Matters.

(a) Section 3.14(a) of the Company Disclosure Schedule sets forth a true, correct and complete list, as of the date hereof, of (i) each employee of any Group Company and (ii) each individual independent contractor, consultant or other individual service provider who is engaged by, or provides services to, any Group Company, in each case identifying, to the extent applicable, such individual’s (A) name or unique identifier, (B) employing or engaging Group Company, (C) principal jurisdiction in which such individual is employed or engaged or otherwise provides services, (D) job title, position or function, (E) status as an employee or independent contractor, consultant or other service provider, (F) status as full-time or part-time, (G) date of hire or commencement of engagement, (H) current annual base salary or hourly rate, as applicable, (I) target annual cash bonus, commission or other cash incentive compensation opportunity, if any, (J) current leave status, if any, and anticipated return-to-work date, if known, and (K) with respect to each independent contractor, consultant or other individual service provider, the current rate or other basis of compensation and the date on which the applicable engagement may be terminated by the applicable Group Company without penalty or further payment (other than amounts accrued for services previously performed).

(b) The Group Companies are and since the Reference Date have been in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices, including all laws respecting terms and conditions of employment, health and safety, wages and hours (including the classification of individual independent contractors and exempt and non-exempt employees), immigration (including the completion of I-9s for all applicable employees and the proper confirmation of employee visas), harassment, discrimination and retaliation, disability rights or benefits, equal opportunity (including compliance with any affirmative action plan obligations), plant closures and layoffs (including WARN), workers’ compensation, labor relations, employee leave issues, pay equity, French language, termination, affirmative action and affirmative action plan requirements and unemployment insurance.

(c) Since the Reference Date, (i) none of the Group Companies (A) have or has had any Liability for any arrears of or unpaid wages or other compensation for services to their current or former officers, directors, employees and individual independent contractors (including salaries, overtime, wage premiums, commissions, fees or bonuses) under applicable Law, Contract or company policy, or any penalty, fines, Taxes, interest or other sums for failure to comply with any of the foregoing, or (B) has or has had any material Liability for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity with respect to unemployment compensation benefits, social security, social insurances or other benefits or obligations for any current or former employees of any Group Company (other than routine payments to be made in the normal course of business and consistent with past practice); and (ii) the Group Companies have withheld all amounts required by applicable Law or by agreement to be withheld from wages, salaries and other payments to employees or individual independent contractors or other individual service providers of each Group Company, except as has not resulted in material Liability to the Group Companies, taken as a whole.

(d) Since the Reference Date, there has been no “mass layoff”, “collective dismissal”, “mass termination”, “collective redundancy” or “plant closing” as defined by applicable Laws, including WARN related to any Group Company, and the Group Companies have not incurred any material Liability under WARN nor will they incur any Liability under WARN as a result of the Transactions.

(e) No Group Company is negotiating, a party to or bound by any collective bargaining agreement or other agreement with any labor organization, labor union, works council or other employee representative or any other Contract with a labor union, labor organization, works council, employee delegate, representative or other employee collective group (each, a “CBA”) nor is there any duty on the part of any Group Company to bargain with any labor union, labor organization, works council, employee delegate, representative or other employee collective group. There are no CBAs or any other labor-related agreements or arrangements that pertain to any of the employees of the Group Companies, and no employees of the Group Companies are represented by any labor union, labor organization, works council, employee delegate, representative or employee collective group with respect to their employment with the Group Companies.

(f) Since the Reference Date, there has been no actual or, to the Company’s knowledge, threatened unfair labor practice complaints or charges, material grievances, arbitrations, strikes, lockouts, work stoppages, slowdowns, picketing, hand billing or other material labor disputes against any Group Company. No trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any of the employees of any Group Company by way of certification, interim certification, voluntary recognition, or succession rights, or has applied or threatened to apply to be certified as the bargaining agent of any employees of any Group Company.

(g) Since the Reference Date, (i) no labor union, works council, other labor organization, or group of employees of any Group Company has made a demand for recognition, and there are no representation proceedings presently pending or, to the Company’s knowledge, threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority and (ii) to the knowledge of the Company, there have been no labor organizing activities with respect to any employees of any Group Company. No trade union has applied to have any Group Company declared a common or related employer pursuant to applicable legislation in any jurisdiction in which any Group Company carries on business.

(h) To the Company’s knowledge, no current or former employee or individual independent contractor of any Group Company is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, legal duty of loyalty, noncompetition agreement, restrictive covenant or other similar obligation: (i) owed to any Group Company; or (ii) owed to any third party with respect to such person’s right to be employed or engaged by the applicable Group Company.

(i) To the knowledge of the Company, no current employee with aggregate annual compensation in excess of $250,000, intends to terminate his or her employment prior to the one (1) year anniversary of the Closing Date.

(j) No employee layoff, facility closure or shutdown (whether voluntary or by Order), reduction-in-force, furlough, temporary layoff, material work schedule change or reduction in hours, or reduction in salary or wages, or other material workforce changes affecting employees of the Group Companies has occurred within the past twelve (12) months or is currently contemplated, planned or announced by the Group Companies.

(k) Since the Reference Date, no allegations of sexual harassment or misconduct have been reported internally to or, to the knowledge of the Company, threatened against any Group Company or against any employee or consultant of any Group Company. To the knowledge of the Company, there are no facts that would reasonably be expected to give rise to a claim of sexual harassment or misconduct, or other unlawful harassment or unlawful discrimination or retaliation against or involving any Group Company or against any employee or consultant of any Group Company. The Group Companies have promptly, thoroughly and impartially investigated all harassment (including psychological or sexual harassment), or other discrimination, retaliation or policy violation allegations of which they are aware or ought to have been aware. With respect to each such allegation with potential merit, the Group Companies have taken prompt corrective action that is reasonably calculated to prevent further improper conduct. The Group Companies do not reasonably expect any material Liability with respect to any such allegations and are not aware of any allegations relating to officers, directors, employees, contractors, or agents of any Group Company, that, if known to the public, would bring such Group Company into material disrepute.

(l) Except as set forth in the employment agreements that have been made available to SPAC, no executive level employee or other employee of any Group Company that the Company expects to be named in the Registration Statement has any agreement as to length of notice, termination or severance payment required to terminate his or her employment, other than such as results by Law from the employment of an employee without an agreement as to notice, termination or severance payment.

(m) No audit of a Group Company by a Governmental Entity is being conducted, or to the knowledge of the Company is pending, in respect of any foreign workers.

(n) There are no outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workplace safety and insurance legislation and no Group Company has been reassessed in any material respect under such legislation since the Reference Date and, to the knowledge of the Company, no audit of any Group Company is currently being performed pursuant to any applicable workplace safety and insurance legislation. There are no claims or potential claims which may materially adversely affect any Group Company’s accident cost experience in respect of its business.

(o) The Company has provided to SPAC all orders and inspection reports under applicable occupational health and safety legislation together with the minutes of the joint health and safety committee meetings of the Group Companies since the Reference Date. There are no charges pending, each Group Company has complied, in all material respects, with any Orders issued, and there are no appeals of any orders currently outstanding, under such occupational health and safety legislation.

(p) Each person employed or engaged by a Group Company has been correctly classified by such Group Company as an employee, consultant, or worker as a matter of applicable Law.

3.15 Insurance. The Company has made available to SPAC true, complete and correct copies of all material policies of fire, liability, workers’ compensation, property, casualty and other forms of insurance owned or held by any Group Company. All such policies are in full force and effect in all material respects, and all premiums due and payable thereon have been paid in full, and true, complete and correct copies of all such policies have been made available to SPAC. No claim by any Group Company is pending under any such policies as to which coverage has been denied or disputed, or rights reserved to do so, by the underwriters thereof, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies taken as a whole.

3.16 Tax Matters.

(a) No Group Company is currently the subject of a Tax Contest. No Group Company has been informed in writing of the commencement or anticipated commencement of any Tax audit or examination that has not been resolved or completed, and, to the Company’s knowledge, no such audit or examination has been threatened.

(b) Each Group Company has prepared and timely filed all material Tax Returns required to have been filed by it (after giving effect to any valid extensions of time in which to make such filings), all such Tax Returns are true, complete and correct in all material respects and prepared in compliance with all applicable Laws and Orders, and each Group Company has timely paid all material Taxes required to have been paid or deposited by it regardless of whether shown on a Tax Return (except with respect to matters contested in good faith by appropriate proceedings and with respect to which adequate reserves have been made in accordance with applicable accounting standards).

(c) Each Group Company has timely withheld, collected and paid to the appropriate Tax Authority all material amounts required to have been withheld, collected and paid.

(d) No Group Company has consented to extend or waive the time in which any Tax may be assessed or collected by any Tax Authority, other than any such extensions or waivers that are no longer in effect or that were automatic extensions of time to file Tax Returns obtained in the ordinary course of business.

(e) No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of U.S., Canadian or other non-U.S. state, local or provincial income Tax Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to a Group Company which agreement or ruling would be effective after the Closing Date, and there is no such request outstanding relating to any of the foregoing.

(f) No Group Company will be required to include any item in taxable income, or exclude any item of deduction, for any period ending after the Closing Date by reason of (i) a change in method of accounting for any period (or portion thereof) ending on or before the Closing Date, (ii) a use of an improper method of accounting for any period (or portion thereof) ending on or before the Closing Date, (iii) an installment sale or open transaction disposition made on or prior to the Closing Date, (iv) an election made pursuant to Section 965(h) of the Code (or any corresponding or similar provision of state, local or non-U.S. Law), or (v) any prepaid amount received or deferred revenue accrued on or prior to the Closing Date.

(g) The unpaid Taxes of the Group Companies (i) for all periods ending on or before the date of the Latest Balance Sheet do not, in the aggregate, materially exceed the reserve for Tax liability (other than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Company Financial Statements and (ii) will not, in the aggregate, materially exceed that reserve as adjusted for operations and transactions through the Closing Date that occur in the ordinary course of business.

(h) No Group Company is or has been a party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of U.S. state or local or non-U.S. Tax Law).

(i) There are no Liens for Taxes on any assets of the Group Companies or any Equity Securities of any Group Company other than Permitted Liens.

(j) No Group Company was a “distributing corporation” or a “controlled corporation,” each within the meaning of Section 355(a)(1)(A) of the Code, in a distribution intended to qualify under Section 355 of the Code (i) within the past two (2) years or (ii) as part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Transactions.

(k) No Group Company (i) is currently or has ever been a member of an affiliated group filing a consolidated, combined or unitary income Tax Return (other than a group the common parent of which was a Group Company or any of its current Affiliates) or (ii) has any Liability for the Taxes of any Person (other than another Group Company).

(l) Each Group Company is and has at all times been resident in its country of incorporation for Tax purposes and is not and has not at any time been treated as resident in any other jurisdiction for any Tax purpose (including for the purpose of an applicable tax treaty). No Group Company is subject to Tax in any jurisdiction other than its place of incorporation by virtue of having a permanent establishment or other place of business or taxable presence in that jurisdiction.

(m) No written claims have ever been made by any Tax Authority in a jurisdiction (other than the jurisdiction under the laws of which a Group Company is organized) where a Group Company does not file Tax Returns that such Group Company is or may be subject to taxation by that jurisdiction, which claims have not been resolved or withdrawn.

(n) No Group Company is a party to any Tax allocation, Tax sharing or Tax indemnity or similar agreements (other than a Contract entered into in the ordinary course of business the principal purpose of which does not relate to Taxes) and no Group Company is a party to any joint venture, partnership or other arrangement that is treated as a partnership for Tax purposes.

(o) To the knowledge of the Company, other than as listed in Section 3.16(o) of the Company Disclosure Schedules, each Group Company is tax resident only in its jurisdiction of organization, incorporation or formation, as applicable.

(p) The Company is, and has been since its formation, (i) organized under the laws of British Columbia, (ii) treated as a foreign corporation for U.S. federal income tax purposes and (iii) treated solely as a Canadian tax resident for any income tax purposes.

(q) The Company is not a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code and is not subject to Section 7874(b) of the Code.

(r) The Company has not, since its formation, been treated as a “passive foreign investment company” within the meaning of Section 1297(a) of the Code.

(s) To the knowledge of the Company, no Group Company has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.

(t) To the knowledge of the Company, there are no facts, circumstances or plans that, either alone or in combination, could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment.

(u) No Group Company has, or has ever been deemed to have, for purposes of the Tax Act or any relevant provincial legislation, acquired or had the use of property for proceeds greater than the fair market value thereof from, or disposed of property for proceeds less than the fair market value thereof to, or received or performed services or had the use of property for other than the fair market value from or to, or paid or received interest or any other amount other than at a fair market value rate to or from, any Person with whom it does not deal at arm’s length, within the meaning of the Tax Act. Each Group Company has complied in all material respects with the transfer pricing provisions of applicable Tax Laws.

(v) The Company Shares are not “taxable Canadian property” within the meaning of the Tax Act.

(w) All Group Companies have complied, in all material respects, with the conditions stipulated in any Tax Grant granted to any Group Company.

(x) No Group Company has received a refund of Taxes to which it was not entitled including any refund resulting from a deemed payment or overpayment of Taxes pursuant to section 125.7 of the Tax Act or any equivalent provision under any applicable Tax Laws.

3.17 Brokers. Except for fees due to the brokers, finders, investment bankers or other Persons set forth on Section 3.17 of the Company Disclosure Schedules (which fees shall be the sole responsibility of the Company, except as otherwise provided in Section 8.6), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Affiliates for which any of the Group Companies has any obligation.

3.18 Real and Personal Property.

(a) No Group Company owns any real property.

(b) Section 3.18(b) sets forth a true, correct and complete list of all Real Property Leases pursuant to which any Group Company is a tenant or landlord as of the date of this Agreement together with all amendments, and true, correct and complete copies of each such Real Property Lease have been made available by the Company to SPAC. Each Real Property Lease is in full force and effect and is a valid, legal and binding obligation of the applicable Group Company party thereto, enforceable in accordance with its terms against such Group Company and, to the Company’s knowledge, each other party thereto (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity). There is no material breach or material default by any Group Company or, to the Company’s knowledge, any third party under any Real Property Lease, and, to the Company’s knowledge, no event has occurred which (with or without notice or lapse of time or both) would constitute a material breach or material default or would permit termination of, or a material modification or material acceleration thereof by any party to such Real Property Leases. The applicable Group Company has complied with its obligation, if any, to register its interest in any Real Property Lease.

(c) A Group Company has good, marketable and indefeasible title to, or a valid leasehold interest in or license or right to use, all of the assets and properties of the Group Companies that are material to the respective businesses of the Group Companies or that are otherwise reflected in the Company Financial Statements as owned by the Group Companies, except for assets disposed of in the ordinary course of business, in each case, free and clear of any Lien, other than Permitted Liens; and such assets and properties constitute all the assets and properties necessary for the Group Companies to continue to conduct their respective businesses following the Closing as they are currently being conducted.

3.19 Transactions with Affiliates. Section 3.19 of the Company Disclosure Schedules sets forth a true, complete and correct list of all transactions currently pending or otherwise consummated or effectuated since the Reference Date (including any Contracts) between (a) any Group Company, on the one hand, and (b) any officer, director, partner, member, manager, registered equityholder or Affiliate of any Group Company (other than, for the avoidance of doubt, any other Group Company) or any immediate family member of any of the foregoing Persons, on the other hand (each Person identified in this clause (b), a “Company Related Party”), other than (i) Contracts with respect to a Company Related Party’s employment with any of the Group Companies entered into in the ordinary course of business (including benefit plans, indemnification arrangements and other ordinary course compensation), (ii) the Company Shareholder Agreements, and (iii) any Ancillary Document; and a true, correct and complete copy of each such Contract has been made available by the Company to SPAC. No Company Related Party (A) owns any interest in any material asset used in any Group Company’s business, (B) possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any Person which is a supplier, lender, partner, lessor, lessee or other material business relation of any Group Company or (C) owes any material amount to, or is owed any material amount by, any Group Company (other than ordinary course accrued compensation, employee benefits, employee or director expense reimbursement or other transactions entered into after the date of this Agreement that are either permitted pursuant to Section 5.1(b) or entered into in accordance with Section 5.1(b)). All Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 3.19 are referred to herein as “Company Related Party Transactions”.

3.20 Customers and Suppliers.

(a) Section 3.20(a) of the Company Disclosure Schedules sets forth a list of the top ten (10) customers of the Group Companies based on revenue received by any Group Company from such customers during the calendar year 2025 and year to date 2026 (each such customer, a “Material Customer”). As of the date hereof, no Group Company has received any written notice from any Material Customer that such Material Customer will not continue as a customer of the Company or that such Material Customer intends to terminate or adversely modify in any material respect any existing Contract or business relationship with the Group Companies.

(b) Section 3.20(b) of the Company Disclosure Schedules sets forth a list of the top ten (10) suppliers of the Group Companies based on expenditures made by the Group Companies during the calendar year 2025 and year to date 2026 (each such supplier, a “Material Supplier”). As of the date hereof, no Group Company has received any written notice from any Material Supplier that such supplier will not continue as a supplier to the Group Companies or that such supplier intends to terminate or adversely modify any existing Contract or business relationship with the Group Companies.

3.21 Data Privacy and Security.

(a) Each Group Company is presently in compliance with, and has at all times been in compliance with, in all material respects, all applicable Privacy and Security Requirements. Each Group Company has implemented and maintains policies relating to the Processing of Personal Data as and to the extent required by applicable Privacy and Security Requirements and that are otherwise designed to protect Personal Data relating to the business of the Group Companies against personal data breaches and cybersecurity incidents.

(b) There is no pending, and since the Reference Date, there has not been any Proceedings asserted or, to the Company’s knowledge, threatened against any Group Company initiated by (i) any Person; (ii) the U.S. Federal Trade Commission, any state attorney general or similar state official; (iii) any other Governmental Entity, foreign or domestic; or (iv) any regulatory or self-regulatory entity alleging any breach or violation of any Privacy and Security Requirement.

(c) To the Company’s knowledge, since the Reference Date (i), there has been no unauthorized access or other Processing of Personal Data in the possession or control of any Group Company or any of its contractors with regard to any Personal Data obtained from or on behalf of a Group Company, (ii) there have been no unauthorized use, access, intrusions, interruptions, modifications, corruptions or breaches (including any ransomware attacks) of security into, or other cyber or security incidents with respect to, any Company IT System, and (iii) no Group Company has notified or been required to notify any Person of any (A) loss, theft or damage of, or (B) other unauthorized or unlawful access to, or Processing of, Personal Data.

(d) Each Group Company owns or has a license to use the Company IT Systems as necessary to operate its business as currently conducted. The Group Companies have taken commercially reasonable precautions, to protect the confidentiality, integrity and security of the material Company IT Systems (and all information and transactions stored or contained therein or transmitted thereby). All Company IT Systems are (i) to the Company’s knowledge, free from any “Trojan horse”, “virus”, “ransomware”, or other malicious code, material defect, bug, or programming, design or documentation error and (ii) in sufficiently good working condition to operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise in the manner necessary for the operation of the applicable Group Company’s business (except for ordinary wear and tear). To the Company’s knowledge, since the Reference Date, there have not been any material failures or breakdowns of any Company IT Systems.

(e) No Group Company has transferred any Personal Data outside of the jurisdiction in which it was obtained other than in compliance, in all material respects, with Privacy and Security Requirements.

(f) Each Group Company is duly registered with the appropriate Governmental Entity with respect to the processing of Personal Data, where required by Privacy and Security Requirements.

(g) The consummation of the Transactions will not breach or otherwise cause any violation of any Privacy and Security Requirements, or result in any Group Company being prohibited from receiving or using any Personal Data in the manner currently received or used by such Group Company in all material respects.

3.22 Compliance with Sanctions Laws, Anti-Corruption Laws and Anti-Money Laundering Laws.

(a) Except as disclosed in Section 3.22(a) of the Company Disclosure Schedules, for the past five (5) years, neither the Group Companies nor to the Company’s knowledge any of their directors or officers, employees, agents, or other third-party representatives acting for or on behalf of any of the foregoing is or has been a Sanctioned Person or otherwise is engaging or has engaged in dealings with a person who at the time of such dealing is or was a Sanctioned Person or in a country or territory that at the time of such dealing is or was a Sanctioned Territory.

(b) For the past five (5) years, the Group Companies have not violated in any material respect any Sanctions Laws, Anti-Corruption Laws, Ex-Im Laws, or Anti-Money Laundering Laws. The Group Companies have in place appropriate and proportional policies designed to ensure compliance with Sanctions Laws, Anti-Corruption Laws, Ex-Im Laws, or Anti-Money Laundering Laws.

(c) For the past five (5) years, neither the Group Companies nor, to the Company’s knowledge, any of their directors, officers, employees, agents, or any third-party representatives acting for or on behalf of any of the foregoing has, in contravention of any Anti-Corruption Laws, (i) made, offered, promised, paid or received any unlawful bribes, kickbacks or other similar payments to or from any Person, (ii) made or paid any contributions, directly or indirectly, to a domestic or foreign political party or candidate which was not in compliance with domestic Law or (iii) otherwise made, offered, received, authorized, promised or paid any improper payment under any Anti-Corruption Laws.

(d) For the past five (5) years, none of the Group Companies has been the subject of any voluntary disclosure, prosecution or, to the Company’s knowledge, allegation or investigation related to any Sanctions Laws, Anti-Corruption Laws, Ex-Im Laws, or Anti-Money Laundering Laws.

(e) Notwithstanding anything in this Agreement, including but not limited to the representations made under this Section 3.22, nothing in this Agreement shall require the Company or its Affiliates, or any director, officer, employee or agent of the foregoing, to commit an act or omission that contravenes the Foreign Extraterritorial Measures Act (Canada), or any Order promulgated thereunder.

3.23 Regulatory Compliance.

(a) Section 3.23(a) of the Company Disclosure Schedules sets forth a true, correct and complete list of all material Regulatory Permits held by or required for the Group Companies to own, operate and maintain their assets and business or otherwise related to the Company Products, including in connection with the manufacture, handling, storage, sale supply and distribution of such Company Products, or any exemptions or exclusions from such Regulatory Permits. The Group Companies and the Company Products are, and have been since the Reference Date, in compliance, in all material respects, with all Regulatory Permits, Healthcare Laws and Public Health Laws, and, to the Company’s knowledge, no event, circumstance or state of facts has occurred which (with or without due notice or lapse of time or both) would reasonably be expected to result in the failure of a Group Company to be in compliance in all material respects with the terms of any such Regulatory Permit, Healthcare Laws or Public Health Laws. To the knowledge of the Company, (i) no Governmental Entity is considering limiting, suspending, revoking or materially modifying any Regulatory Permit and (ii) each third party that is a manufacturer, contractor or agent for the Group Companies is in compliance, in all material respects, with all Regulatory Permits required by all Public Health Laws insofar as they reasonably pertain to the Company Products.

(b) Section 3.23(b) of the Company Disclosure Schedules sets forth a true, complete and correct list of all material written inspectional observations, notices of violation, warning letters, untitled letters, deficiency letters, requests for corrective or remedial action, import alerts, recalls, seizures, clinical holds, adverse findings, and notices or other communications relating to any audit, inspection, inquiry or investigation received since the Reference Date from any Governmental Entity relating to any Group Company, any Company Product, any Regulatory Permit or compliance with any Public Health Law or Healthcare Law. Except as set forth on Section 3.23(b) of the Company Disclosure Schedules, there is no act, omission, event or circumstance of which the Company has knowledge that would reasonably be expected to give rise to or lead to any material Proceeding against any Group Company related to compliance with Public Health Laws or Healthcare Laws or to the manufacture, handling, storage, sale, supply or distribution of the Company Products, and to the Company’s knowledge, no such Proceedings have been threatened. To the Company’s knowledge, the Group Companies do not have any Liability for failure to comply with any Public Health Laws or Healthcare Laws.

(c) All Company Products are being, whether by the Company or a third party, researched, developed, tested, investigated, manufactured, prepared, produced, analyzed, packaged, labeled, sold, promoted, stored and distributed (including imported and exported from any relevant country) in compliance in all material respects with the Public Health Laws and Healthcare Laws.

(d) Since the incorporation of the Company, the Group Companies have not sold, supplied or distributed any Company Products (including any import or export of any Company Product into or from any relevant country) that were upon their shipment by any Group Company adulterated or misbranded in violation of Public Health Law or any other Governmental Entity’s Order or Regulatory Permit. No Company Products have been seized, withdrawn, recalled, detained or subject to a suspension (other than in the ordinary course of business) of research, development, testing, manufacturing, handling, storage, sale, supply, or distribution, and, to the Company’s knowledge, there are no facts or circumstances reasonably likely to cause (i) the seizure, denial, withdrawal, recall, or detention, or public health notification or safety alert or suspension of manufacturing, handling, storage, sale, supply, distribution or other activity relating to any Company Product or (ii) a termination, seizure or suspension of research, development, testing, investigation, manufacturing, handling, storage, sale, supply, distributing or other activity of any Company Product, in either case ((i) or (ii)), except as would not have a Company Material Adverse Effect. To the Company’s knowledge, there are no pending or threatened Proceedings against the Group Companies or in relation to the Company Products in the United States, Canada or any other jurisdiction seeking the withdrawal, recall, revocation, suspension, import detention or seizure of any Company Product.

(e) None of the Group Companies nor, to the Company’s knowledge, any of the Company’s equityholders with five percent (5%) or greater interest, nor to the Company’s knowledge any of its or their respective directors, managers, officers, employees, individual independent contractors or agents, have been or are currently disqualified, excluded or debarred from, or threatened in writing with or currently subject to an investigation or Proceeding that could result in disqualification, exclusion or debarment under any applicable Law (including Healthcare Laws or Public Health Laws), or assessed or threatened in writing with assessment of civil monetary penalties regarding any health care programs of any Governmental Entity, or convicted of any crime regarding health care products or services, or engaged in any conduct that would reasonably be expected to result in any such debarment, exclusion, disqualification, or ineligibility. None of the Group Companies nor, to the Company’s knowledge, any of their directors, managers, officers, employees, individual independent contractors or agents have been subject to any consent decree of, or criminal or civil fine or penalty imposed by, or any Proceedings by, any Governmental Entity related to fraud, theft, embezzlement, breach of fiduciary responsibility, financial misconduct, or obstruction of an investigation of controlled substances. None of the Group Companies nor, to the Company’s knowledge, any of their directors, managers, officers, employees, individual independent contractors or agents has been (i) subject to any enforcement, regulatory or administrative Proceedings against or affecting the Company or any of its Affiliates or the Company Products relating to or arising under any Healthcare Law or Public Health Law and, to the Company’s knowledge, no such enforcement, regulatory or administrative Proceeding has been threatened in writing, or (ii) a party to any corporate integrity agreement, monitoring agreement, deferred prosecution agreement, consent decree, settlement order, or similar agreement imposed by any Governmental Entity. None of the Group Companies nor, to the Company’s knowledge, any of their directors, managers, officers, employees, individual independent contractors or agents have received written notice from any Governmental Entity or any health insurance institution with respect to debarment, disqualification or restriction.

(f) All Regulatory Permits required to be filed, maintained or furnished to the MHRA, the UK Home Office, the Food Standards Agency, Food Standards Scotland, the FDA, Health Canada or any other Governmental Entity by any Group Company or any third party involving Company Products have been so filed, maintained or furnished, and all such filings, submissions and Regulatory Permits were, when filed or furnished, complete and accurate in all material respects.

(g) The Group Companies and, to the Company’s knowledge, their employees, are and have been, since the incorporation of the Company, in compliance in all material respects with all Healthcare Laws and Public Health Laws.

(h) To the knowledge of the Company, no officer or other employee or agent of any Group Company has (i) made any untrue statement of material fact or fraudulent statement to any Governmental Entity or in relation to the Company Products; (ii) failed to disclose a material fact required to be disclosed to any Governmental Entity, or (iii) committed an act, made a statement or failed to make a statement that would reasonably be expected to provide the basis for any Governmental Entity to refuse to grant or to revoke or amend a Regulatory Permit for any Company Product.

(i) There have been no Proceedings, and no such Proceedings are pending or, to the Company’s knowledge, threatened against any Group Company related to the Company Products.

3.24 Information Supplied. The representations and warranties of the Company set forth in this Article 3, read together with, and in the context of, the disclosures and other information set forth in the Company Disclosure Schedules, do not contain any untrue statement of a material fact.

3.25 Investigation; No Other Representations.

(a) Each Group Company, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of, SPAC and (ii) it has been furnished with or given access to such documents and information about SPAC and its business and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents and the Transactions.

(b) In entering into this Agreement and the Ancillary Documents to which it is or will be a party, each Group Company has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article 4 and in the Ancillary Documents to which it is or will be a party and no other representations or warranties of SPAC, any SPAC Non-Party Affiliate or any other Person, either express or implied, and the Company, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article 4 and in the Ancillary Documents to which it is or will be a party, none of SPAC, any SPAC Non-Party Affiliate or any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the Transactions.

4.	REPRESENTATIONS AND WARRANTIES RELATING TO SPAC

Subject to Section 8.7, except as set forth on the SPAC Disclosure Schedules, SPAC hereby represents and warrants to the Company as follows:

4.1 Organization and Qualification.

(a) SPAC is duly incorporated, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of incorporation. SPAC has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as presently conducted.

(b) True, complete and correct copies of the Governing Documents of SPAC and the SPAC Registration Rights Agreement have been made available to the Company (to the extent such information or document is not publicly available prior to 5:00 p.m. eastern time on the date that is one (1) Business Day prior to the date of this Agreement in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC), in each case, as amended and in effect as of the date of this Agreement. The Governing Documents of SPAC are in full force and effect, and SPAC is not in breach or violation of any provision set forth in its Governing Documents or the SPAC Registration Rights Agreement.

(c) SPAC is duly qualified or licensed to transact business and is in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) in each jurisdiction in which the property and assets owned, leased or operated by it, or the nature of the business conducted by it, makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not have a SPAC Material Adverse Effect.

4.2 Capitalization.

(a) Section 4.2(a) of the SPAC Disclosure Schedules sets forth a true, complete and correct statement of the number and class or series (as applicable) of the issued and outstanding SPAC Shares and SPAC Warrants as of the date hereof. All outstanding Equity Securities of SPAC (except to the extent such concepts are not applicable under the applicable Law of SPAC’s jurisdiction of incorporation or other applicable Law) as of the date hereof are duly authorized and validly issued, fully paid and non-assessable. Except for the SPAC Shares and SPAC Warrants set forth on Section 4.2(a) of the SPAC Disclosure Schedules, as of the date hereof, there are no other outstanding Equity Securities of SPAC.

(b) The outstanding Equity Securities of SPAC (1) were not issued in violation of the Governing Documents of SPAC, (2) were not issued in violation of any preemptive rights, call option, right of first refusal or first offer, subscription rights or similar rights of any Person granted by SPAC, and (3) have been offered, sold and issued in compliance with applicable Law, including applicable Securities Laws. Other than the Ancillary Documents and except as set forth on Section 4.2(b) of the SPAC Disclosure Schedules, there are no voting trusts, proxies or other Contracts to which SPAC is a party with respect to the voting or transfer of SPAC’s Equity Securities. Other than as set forth in the Governing Documents of the SPAC, there are no outstanding contractual obligations of either the SPAC to repurchase, redeem or otherwise acquire any of its Equity Securities.

(c) Other than the SPAC Warrants and SPAC Shareholder Redemptions, there are no outstanding (A) equity appreciation, phantom equity or profit participation rights or (B) options, restricted stock, restricted stock units, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require SPAC to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of SPAC.

(d) SPAC does not own or hold (of record, beneficially, legally or otherwise), directly or indirectly, any Equity Securities in any other Person or the right to acquire any such Equity Security, and SPAC is not a partner or member of any partnership, limited liability company or joint venture.

4.3 Authority. SPAC has the requisite power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or will be a party, to perform its obligations hereunder and thereunder, and to consummate the Transactions. Subject to the receipt of the SPAC Shareholder Approval, the execution and delivery of this Agreement, the Ancillary Documents to which SPAC is or will be a party and the consummation of the Transactions have been (or, in the case of any Ancillary Document entered into after the date of this Agreement, will be upon execution thereof) duly authorized by all necessary corporate action on the part of SPAC. This Agreement and each Ancillary Document to which SPAC is or will be a party has been or will be, upon execution thereof, as applicable, duly and validly executed and delivered by SPAC, and constitutes or will constitute, upon execution and delivery thereof, as applicable, a valid, legal and binding agreement of SPAC (assuming that this Agreement and the Ancillary Documents to which SPAC is or will be a party are or will be, upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party hereto or thereto, as applicable), enforceable against SPAC in accordance with their terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

4.4 Board Approval; Vote Required. The SPAC Board (including any required committee or subgroup of such board), by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held and not subsequently rescinded or modified in any way, has (a) determined that the Transactions are in the best interests of SPAC and its shareholders and declared it advisable to enter into this Agreement and the Ancillary Documents to which SPAC is or will be a party and to consummate the Transactions, (b) approved the execution, delivery and performance by SPAC of this Agreement, the Ancillary Documents to which SPAC is or will be a party and the Transactions and (c) resolved to recommend, among other things, that the holders of SPAC Shares vote in favor of the approval of this Agreement and the Transactions, and directed that this Agreement and the Transactions be submitted for consideration by the shareholders of SPAC at the SPAC Shareholders Meeting. The SPAC Shareholder Approval is the only vote of the holders of any class or series of shares of SPAC necessary to approve the Transactions.

4.5 Consents and Requisite Governmental Approvals; No Violations.

(a) No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of SPAC with respect to SPAC’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which SPAC is or will be party or the consummation of the Transactions, except for (i) compliance with and filings under any Foreign Antitrust Laws, (ii) the filing with the SEC of (A) the Registration Statement and the declaration of the effectiveness thereof by the SEC and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Ancillary Documents or the Transactions, (iii) the filing of the Canadian Prospectus with the BCSC, (iv) such filings with and approvals of Nasdaq or other relevant Exchange, as applicable, to permit the PubCo Shares to be issued in connection with the Transactions to be listed on Nasdaq or other relevant Exchange, as applicable, (v) the SPAC Shareholder Approval or (vi) any other consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not have a SPAC Material Adverse Effect.

(b) Neither the execution, delivery or performance by SPAC of this Agreement nor the Ancillary Documents to which SPAC is or will be a party nor the consummation by SPAC of the Transactions will, directly or indirectly (with or without due notice or lapse of time or both) (i) conflict with or violate any provision of SPAC’s Governing Documents, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, Consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of any Contract to which SPAC is a party, (iii) violate, or constitute a breach under, any Order or applicable Law to which SPAC or any of its properties or assets are bound or (iv) result in the creation of any Lien (other than Permitted Liens) upon any of the assets or properties of SPAC, except in the case of the preceding clauses (ii) through (iv), as would not have a SPAC Material Adverse Effect.

(c) SPAC is a trade agreement investor within the meaning of the Investment Canada Act.

4.6 SEC Filings. SPAC has timely filed or furnished all statements, forms, reports and documents required to be filed or furnished by it through the date of this Agreement with the SEC pursuant to Federal Securities Laws since the IPO (collectively, including all of the statements, forms, reports and documents filed or furnished by it in connection with and subsequent to the IPO, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, the “SPAC SEC Reports”). Each of the SPAC SEC Reports, as of their respective dates of filing, and as of the date of any amendment or filing that superseded the initial filing, complied in all material respects with the applicable requirements of the Federal Securities Laws applicable to the SPAC SEC Reports. As of their respective dates of filing, the SPAC SEC Reports did not contain any Misrepresentation. There are no outstanding or unresolved comments from the SEC or its staff with respect to the SPAC SEC Reports. To the knowledge of SPAC, none of the SPAC SEC Reports is subject to ongoing SEC review or investigation.

4.7 Internal Controls; Financial Statements.

(a) Except as is not required in reliance on exemptions from various reporting requirements by virtue of SPAC’s status as an “emerging growth company” or a “smaller reporting company,” in each case as defined in Rule 12b-2 under the Exchange Act, since the IPO, (i) SPAC has established and maintained a system of internal control over financial reporting (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of SPAC’s financial reporting and the preparation of SPAC’s financial statements for external purposes in accordance with GAAP and (ii) SPAC has established and maintained disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) designed to ensure that material information relating to SPAC and other material information required to be disclosed by SPAC in the reports and other documents that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is made known to SPAC’s principal executive officer and principal financial officer by others within SPAC to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Items 601(b)(31) and (32) of SEC Regulation S-K. Such disclosure controls and procedures are effective in timely alerting SPAC’s principal executive officer and principal financial officer to material information required to be included in SPAC’s reports required to be filed under the Exchange Act.

(b) SPAC has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act of 2002, as amended.

(c) The SPAC Financial Statements (i) fairly present in all material respects the financial position of SPAC as at the respective dates thereof, and the results of its operations, shareholders’ equity and cash flows for the respective periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes), (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except, in the case of any audited financial statements, as may be indicated in the notes thereto and subject, in the case of any unaudited financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes), (iii) in the case of the audited SPAC Financial Statements, were audited in accordance with the standards of the PCAOB and (iv) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).

(d) Other than as set forth in Section 4.7(d) of the SPAC Disclosure Schedules, since its incorporation, SPAC has not received any written complaint, allegation, assertion or claim that there is, SPAC has not identified, SPAC’s independent auditors have not identified in writing to SPAC, and to SPAC’s knowledge there has been no and there is not, (i) any “significant deficiency” (as defined by the PCAOB) in the internal control over financial reporting of SPAC, (ii) any “material weakness” (as defined by the PCAOB) in the internal control over financial reporting of SPAC or (iii) fraud or corporate misappropriation, whether or not material, that involves management or other employees of SPAC who have a significant role in the internal control over financial reporting of SPAC.

4.8 Trust Account.

(a) As of September 30, 2026, SPAC has an amount in cash and securities in the Trust Account equal to $253,572,965.10. The funds held in the Trust Account are (a) invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act, having a maturity of one hundred eighty (180) days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations and (b) held in trust pursuant to, and in accordance with, that certain Investment Management Trust Agreement, dated as of February 17, 2026 (the “Trust Agreement”), between SPAC and Continental Stock Transfer & Trust Company, as trustee (the “Trustee”). The Trust Agreement has not been amended or modified and is valid and in full force and effect and is enforceable in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other Laws of general application affecting enforcement of creditors’ rights generally, and by general equitable principles. There are no separate agreements, side letters or other agreements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the SPAC SEC Reports or the Additional SPAC SEC Reports to be inaccurate in any material respect or, to SPAC’s knowledge, that would entitle any Person to any portion of the funds in the Trust Account (other than (i) in respect of deferred underwriting commissions or Taxes, (ii) the SPAC Shareholders who shall have elected to redeem their SPAC Class A Shares pursuant to the Governing Documents of SPAC or (iii) if SPAC fails to complete a business combination within the allotted time period set forth in the Governing Documents of SPAC and liquidates the Trust Account, subject to the terms of the Trust Agreement, SPAC (in limited amounts to permit SPAC to pay the expenses of the Trust Account’s liquidation, dissolution and winding up of SPAC) and then the SPAC Shareholders). Prior to the Closing, none of the funds held in the Trust Account are permitted to be released, except in the circumstances described in the Governing Documents of SPAC and the Trust Agreement. SPAC has performed all material obligations required to be performed by it to date under, and is not in material default or delinquent in performance or any other respect (claimed or actual) in connection with the Trust Agreement, and, to the knowledge of SPAC, no event has occurred which, with due notice or lapse of time or both, would constitute such a material default thereunder. As of the date of this Agreement, there are no claims or proceedings pending with respect to the Trust Account. Since the IPO, SPAC has not released any money from the Trust Account (other than interest income earned on the funds held in the Trust Account as permitted by the Trust Agreement). Upon the consummation of the Transactions, including the distribution of assets from the Trust Account (A) in respect of deferred underwriting commissions or Taxes or (B) to the SPAC Shareholders who have elected to redeem their SPAC Class A Shares pursuant to the Governing Documents of SPAC, each in accordance with the terms of and as set forth in the Trust Agreement, SPAC shall have no further obligation under either the Trust Agreement or the Governing Documents of SPAC to liquidate or distribute any assets held in the Trust Account, and the Trust Agreement shall terminate in accordance with its terms. As of the date hereof, assuming the accuracy of the representations and warranties of the Company contained herein or in any Ancillary Document and the compliance by the Company with its obligations hereunder, SPAC has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to SPAC on the Closing Date.

4.9 Listing. Since the IPO, SPAC has complied in all material respects with all applicable listing and corporate governance rules and regulations of Nasdaq. The issued and outstanding SPAC Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “AACIU.” The issued and outstanding SPAC Class A Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “AACI.” As of the date hereof, SPAC has no reason to believe that the SPAC Class A Shares will not continue to be listed on Nasdaq through the Closing. The issued and outstanding SPAC Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “AACIW.” There is no Proceeding pending or, to the knowledge of SPAC, threatened in writing against SPAC by Nasdaq or the SEC with respect to any intention by such entity to deregister the SPAC Units, the SPAC Class A Shares or the SPAC Warrants or terminate the listing of SPAC on Nasdaq. None of SPAC or any of its Affiliates has taken any action in an attempt to terminate the registration of the SPAC Units, the SPAC Class A Shares or the SPAC Warrants under the Exchange Act. SPAC is not in violation of any of the rules and regulations or applicable continuing listing requirements of Nasdaq.

4.10 Contracts. The SPAC SEC Reports include all material Contracts currently in effect, other than this Agreement and the Ancillary Documents, to which SPAC is a party or by which SPAC or any of its assets or properties is bound. Except as disclosed in Section 4.10 of the SPAC Disclosure Schedule, (a) each such Contract is valid and binding on SPAC and, to the knowledge of SPAC, the counterparty thereto, and is in full force and effect, (b) SPAC and, to the knowledge of SPAC, the counterparties thereto are not in material breach of, or material default under, any such Contract, (c) no event or omission has occurred that, through the passage of time or the giving of notice, or both, would constitute a default in any material respect thereunder or cause the acceleration of SPAC’s obligations under any such Contract or result in the creation of any Lien, other than Permitted Liens, (d) as of the date hereof, SPAC has not received written or, to SPAC’s knowledge, oral, notice of termination, cancellation or non-renewal of any such Contract, and (e) no right of any counterparty to terminate or materially alter the terms of any such Contract will arise as a result of the Transaction.

4.11 Absence of Changes. Since the IPO through the date of this Agreement, no SPAC Material Adverse Effect has occurred and except as expressly contemplated or permitted by this Agreement, SPAC has conducted its business as described in the Prospectus, in the ordinary course and in a manner consistent with past practice in all material respects.

4.12 Litigation. There is (and since SPAC’s incorporation, there has been) no Proceeding pending or, to SPAC’s knowledge, threatened by or against SPAC that, if adversely decided or resolved, has been or would reasonably be expected to be, individually or in the aggregate, material to SPAC, taken as a whole or prevent, or otherwise materially delay or materially impair the ability of SPAC to timely consummate the Transactions. None of SPAC nor any of its properties or assets is subject to any material Order (including any Order that would prevent, materially delay or materially impair the ability of SPAC to timely consummate the Transactions). As of the date of this Agreement, there are no Proceedings by SPAC pending against any other Person.

4.13 Compliance with Applicable Law. SPAC conducts, and since its incorporation has conducted, its business in accordance with all Laws and Orders applicable to SPAC and is not in violation of any such Law or Order, and has not received any written communications from a Governmental Entity that alleges that SPAC is not in compliance with any such Law or Order, except as would not reasonably be expected to be, individually or in the aggregate, material to SPAC, taken as a whole.

4.14 Compliance with Sanctions Laws, Anti-Corruption Laws and Anti-Money Laundering Laws.

(a) Since its incorporation, neither SPAC nor, to SPAC’s knowledge, any of its directors or officers, employees, agents, or other third-party representatives acting for or on behalf of any of the foregoing, is or has been a Sanctioned Person or otherwise is engaging or has engaged in dealings with a person who at the time of such dealing is or was a Sanctioned Person or in a country or territory that at the time of such dealing is or was a Sanctioned Territory.

(b) Since its incorporation, SPAC has not violated in any material respect any Sanctions Laws, Anti-Corruption Laws, Ex-Im Laws or Anti-Money Laundering Laws.

(c) Since its incorporation, neither SPAC nor, to SPAC’s knowledge, any of its directors or officers, employees, agents, or any third-party representatives acting for or on behalf of any of the foregoing has, in contravention of any Anti-Corruption Laws made, offered, promised, paid or received any unlawful bribes, kickbacks or other similar payments to or from any Person, made or paid any contributions, directly or indirectly, to a domestic or foreign political party or candidate which was not in compliance with domestic Law or otherwise made, offered, received, authorized, promised or paid any improper payment under any Anti-Corruption Laws.

(d) Since its incorporation, SPAC has not been the subject of any voluntary disclosure, prosecution or enforcement action or, to SPAC’s knowledge, allegation or investigation related to any Sanctions Laws, Anti-Corruption Laws, Ex-Im Laws or Anti-Money Laundering Laws.

(e) Notwithstanding anything in this Agreement, including but not limited to the representations made under Section 4.14 of this Agreement, nothing in this Agreement shall require SPAC or its Affiliates, or any director, officer, employee or agent of the foregoing, to commit an act or omission that contravenes the Foreign Extraterritorial Measures Act (Canada), or any Order promulgated thereunder.

4.15 Employees. Other than the officers and directors listed in the SPAC SEC Reports, SPAC has never employed any employees or retained any contractors. Other than reimbursement of any out-of-pocket expenses incurred by SPAC’s officers and directors in connection with activities on SPAC’s behalf in an amount not in excess of the amount of cash held by SPAC outside of the Trust Account, SPAC has no unsatisfied liabilities with respect to any employee. SPAC does not currently maintain or have any liability under any employment or employee benefit plan, program, agreement, policy or arrangement, and neither the execution and delivery of this Agreement nor the Ancillary Documents nor the consummation of the Transactions will result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director, officer or employee of SPAC, or result in the acceleration of the time of payment or vesting of any such benefits.

4.16 Business Activities; Assets. Since its incorporation, SPAC has not conducted any business activities other than activities (a) in connection with or incident or related to its incorporation or continuing corporate (or similar) existence, (b) directed toward the accomplishment of a business combination as described in the Prospectus, including those incident or related to or incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the Transactions or (c) those that are administrative, ministerial or otherwise immaterial in nature. Except as set forth in SPAC’s Governing Documents, there is no Contract binding upon SPAC or to which SPAC is a party which has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of it or its Subsidiaries, any acquisition of property by it or its Subsidiaries or the conduct of business by it or its Subsidiaries (including, in each case, following the Closing). SPAC does not own any real property. SPAC does not own any material property or assets, other than its interest in the Trust Account. All such property and assets owned by SPAC is owned free and clear of any material Lien.

4.17 No Undisclosed Liabilities. Except for Liabilities (a) set forth in Section 4.17 of the SPAC Disclosure Schedules, (b) incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the Transactions (including, for the avoidance of doubt, the SPAC Expenses and any Liabilities arising out of, or related to, any Proceeding related to this Agreement, the Ancillary Documents or the Transactions, including any shareholder demand or other shareholder Proceedings (including derivative claims) arising out of, or related to, any of the foregoing), (c) set forth or disclosed in the SPAC Financial Statements included in the SPAC SEC Reports, (d) that have arisen since the date of the most recent balance sheet included in the SPAC SEC Reports in the ordinary course of business (and not as a result of a breach of any Contract by SPAC), or (e) that are incurred with the consent of the Company, SPAC does not have any Liabilities that would be required to be included in a balance sheet prepared in accordance with GAAP or disclosed in the notes thereto.

4.18 Tax Matters.

(a) SPAC has prepared and timely filed all material Tax Returns required to have been filed by it, all such Tax Returns are true, complete and correct in all material respects and prepared in compliance in all material respects with all applicable Laws and Orders, and SPAC has timely paid all material Taxes required to have been paid or deposited by it regardless of whether shown on a Tax Return (except with respect to matters contested in good faith by appropriate proceedings and with respect to which adequate reserves have been made in accordance with GAAP).

(b) SPAC has timely withheld, collected and paid to the appropriate Tax Authority all material amounts required to have been withheld, collected and paid.

(c) SPAC is not currently the subject of a Tax Contest. SPAC has not been informed in writing of the commencement or anticipated commencement of any Tax audit or examination that has not been resolved or completed, and to the knowledge of SPAC, no such audit or examination has been threatened.

(d) SPAC has not consented to extend or waive the time in which any material Tax may be assessed or collected by any Tax Authority, other than any such extensions or waivers that are no longer in effect or that were automatic extensions of time to file Tax Returns obtained in the ordinary course of business.

(e) No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of U.S., Canadian or other non-U.S. state, local or provincial income Tax Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to SPAC which agreement or ruling would be effective after the Closing Date, and there is no such request outstanding relating to any of the foregoing.

(f) SPAC will not be required to include any item in taxable income, or exclude any item of deduction, for any period ending after the Closing Date by reason of (i) a change in method of accounting for any period (or portion thereof) ending on or before the Closing Date, (ii) a use of an improper method of accounting for any period (or portion thereof) ending on or before the Closing Date, (iii) an installment sale or open transaction disposition made on or prior to the Closing Date, (iv) an election made pursuant to Section 965(h) of the Code (or any corresponding or similar provision of state, local or non-U.S. Law), or (v) any prepaid amount received or deferred revenue accrued on or prior to the Closing Date.

(g) SPAC is not and has not been a party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of U.S. state or local or non-U.S. Tax Law).

(h) There are no Liens for Taxes on any assets of SPAC or any Equity Securities of SPAC other than Permitted Liens.

(i) SPAC was not a “distributing corporation” or a “controlled corporation,” each within the meaning of Section 355(a)(1)(A) of the Code, in a distribution intended to qualify under Section 355 of the Code (i) within the past two (2) years or (ii) as part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Transactions.

(j) To the knowledge of SPAC, SPAC is tax resident only in the Cayman Islands.

(k) SPAC is, and has been since its formation organized under the laws of the Cayman Islands. Until the effective time of the U.S. Entity Classification Election, SPAC has been treated since its formation as a foreign corporation for U.S. federal income tax purposes.

(l) No written claims have ever been made by any Tax Authority in a jurisdiction where SPAC does not file Tax Returns that SPAC is or may be subject to taxation by that jurisdiction, which claims have not been resolved or withdrawn.

(m) To the knowledge of SPAC, SPAC does not have a permanent establishment (within the meaning of an applicable Tax treaty) nor otherwise have an office or fixed place of business in a country other than a country in which it is organized or tax resident.

(n) SPAC (i) is not currently nor has ever been a member of an affiliated group filing a consolidated, combined or unitary income Tax Return (other than a group the common parent of which was SPAC or any of its current Affiliates) and (ii) does not have any Liability for the Taxes of any Person under Section 160 of the Tax Act or Section 1.1502-6 of the Treasury Regulations (or any similar provision of U.S. state or local or non-U.S. Law), or as a transferee or successor.

(o) SPAC has not, and has never been deemed to have, for purposes of the Tax Act or any relevant provincial legislation, acquired or had the use of property for proceeds greater than the fair market value thereof from, or disposed of property for proceeds less than the fair market value thereof to, or received or performed services or had the use of property for other than the fair market value from or to, or paid or received interest or any other amount other than at a fair market value rate to or from, any Person with whom it does not deal at arm’s length within the meaning of the Tax Act. SPAC has complied in all material respects with the transfer pricing provisions of applicable Tax Laws.

(p) SPAC is not a party to any Tax allocation, Tax sharing or Tax indemnity or similar agreements (other than a Contract entered into in the ordinary course of business the principal purpose of which does not relate to Taxes) and SPAC is not a party to any joint venture, partnership or other arrangement that is treated as a partnership for U.S. federal income Tax purposes.

(q) To the knowledge of SPAC, there are no facts, circumstances or plans that, either alone or in combination, could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment.

(r) SPAC has complied in all material respects with the conditions stipulated in any Tax Grant granted to SPAC.

(s) The SPAC Shares are not “taxable Canadian property” within the meaning of the Tax Act.

4.19 Brokers. Except for fees (including the amounts due and payable assuming the Closing occurs) set forth on Section 4.19 of the SPAC Disclosure Schedules (which fees shall be deemed SPAC Expenses for purposes of this Agreement), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by or on behalf of SPAC or any of its Affiliates for which SPAC has any obligation.

4.20 Transactions with Affiliates. Section 4.20 of the SPAC Disclosure Schedules sets forth all Contracts between (a) SPAC, on the one hand, and (b) any officer, director, partner, member, manager, registered equityholder (including the Sponsor) or Affiliate of either SPAC or the Sponsor, on the other hand (each Person identified in this clause (b), a “SPAC Related Party”), other than (i) Contracts with respect to a SPAC Related Party’s employment with, or the provision of services to, SPAC entered into in the ordinary course of business (including benefit plans, indemnification arrangements and other ordinary course compensation), (ii) Contracts with respect to a SPAC Shareholder’s or a holder of SPAC Warrants’ status as a holder of SPAC Shares or SPAC Warrants, as applicable, and (iii) any Ancillary Document. Other than as set forth in Section 4.20 of the SPAC Disclosure Schedules, no SPAC Related Party (A) owns any interest in any material asset used in SPAC’s business, (B) possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any Person which is a material client, supplier, lender, partner, lessor or lessee or other material business relation of SPAC or (C) owes any material amount to, or is owed any material amount by, SPAC. All Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 4.20 are referred to herein as “SPAC Related Party Transactions”.

4.21 Investigation; No Other Representations.

(a) SPAC, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects, of the Group Companies and (ii) it has been furnished with or given access to such documents and information about the Group Companies and their respective businesses and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents and the Transactions.

(b) In entering into this Agreement and the Ancillary Documents to which it is or will be a party, SPAC has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article 3 and in the Ancillary Documents to which it is or will be a party and no other representations or warranties of the Company, any Company Non-Party Affiliate or any other Person, either express or implied, and SPAC, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article 3 and in the Ancillary Documents to which it is or will be a party, none of the Company, any Company Non-Party Affiliate or any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the Transactions.

4.22 Investment Company. SPAC is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of a Person subject to registration and regulation as an “investment company,” in each case within the meaning of the Investment Company Act.

5.	COVENANTS

5.1 Conduct of Business of the Company and SPAC.

(a) From and after the date of this Agreement until the earlier of the Closing and the termination of this Agreement in accordance with its terms, each of the Company, PubCo and SPAC shall, and shall cause their respective Subsidiaries to, except (w) as expressly contemplated by this Agreement or any Ancillary Document, including in connection with the Transaction Financings, (x) as required by applicable Law or any Governmental Entity, (y) in the case of the Company and its Subsidiaries only, as set forth on Section 5.1(a) of the Company Disclosure Schedules, or (z) as consented to in writing by, in the case of the Group Companies, SPAC, and in the case of SPAC, the Company (it being agreed that any request for a consent shall not be unreasonably withheld, conditioned or delayed), (i) operate their respective business (including, in the case of the Company and PubCo, that of the Group Companies) in the ordinary course and consistent with past practice and (ii) use commercially reasonable efforts to maintain and preserve intact in all material respects their respective business organization, assets, properties and material business relations (including, in the case of the Company and PubCo, those of the Group Companies), taken as a whole.

(b) Without limiting the generality of the foregoing, from and after the date of this Agreement until the earlier of the Closing and the termination of this Agreement in accordance with its terms, each of the Company, PubCo and SPAC shall, and shall cause their respective Subsidiaries to, except (w) as expressly contemplated by this Agreement or any Ancillary Document and required in connection with the consummation of the Transactions, (x) as required by applicable Law or any Governmental Entity, (y) in the case of the Company and its Subsidiaries only, as set forth on Section 5.1(b) of the Company Disclosure Schedules or (z) as consented to in writing by, in the case of the Group Companies, SPAC and in the case of SPAC, the Company (it being agreed that any request for a consent shall not be unreasonably withheld, conditioned or delayed) not to do any of the following:

(i) declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any Equity Securities of any Group Company or repurchase any outstanding Equity Securities of any Subsidiary, other than, in the case of the Company only, (A) dividends or distributions, declared, set aside or paid by any of the Company’s Subsidiaries to the Company or any Subsidiary that is, directly or indirectly, wholly owned by the Company, and (B) the withholding of shares of the applicable class of capital stock of the Company in connection with the payment of taxes or the exercise price upon the exercise or conversion of any Company Equity Awards outstanding on the date of this Agreement in accordance with the terms of the applicable Company Equity Plan and the underlying grant, award or similar agreement;

(ii) (A) merge, consolidate, combine or amalgamate with any Person or (B) purchase or otherwise acquire (whether by merging or consolidating with, purchasing any Equity Security in or a substantial portion of the assets of, or by any other manner) any corporation, partnership, association or other business entity or organization or division thereof;

(iii) adopt any amendments, supplements, restatements or modifications to any (A) Governing Documents, (B) in the case of the Company, the Company Shareholder Agreements or any Company Equity Plan, or (C) in the case of SPAC, the Trust Agreement or the SPAC Warrant Agreement;

(iv) (A) sell, assign, abandon, let lapse, lease, license, transfer or otherwise dispose of any material assets or properties, other than (x) inventory or obsolete equipment in the ordinary course of business, or (y) non-exclusive licenses to Intellectual Property Rights granted in the ordinary course of business, (B) create, subject to or incur any Lien on any material assets or properties (other than Permitted Liens), (C) in the case of the Group Companies only, sell, assign, abandon, let lapse, transfer, terminate, modify or otherwise dispose of any Regulatory Permit, or (D) disclose any Trade Secrets of the Group Companies (other than pursuant to a written confidentiality agreement entered into in the ordinary course of business with reasonable protections of such Trade Secrets);

(v) (A) issue, sell or grant (1) any Equity Securities of itself or any Subsidiary or (2) any options, warrants, rights of conversion or other rights, agreements, arrangements or commitments obligating itself or any Subsidiary to issue, deliver or sell any Equity Securities of itself or any Subsidiary, other than, in the case of the Company only, the issuance of shares of the applicable class of capital stock of the Company upon the exercise, vesting or conversion of any Company Warrant, Company Equity Awards or other Company Equity Security exercisable for or convertible into Company Shares outstanding on the date of this Agreement in accordance with the terms of the applicable Company Equity Plan, the underlying grant, award or similar agreement, or certificate or other instrument evidencing such Equity Security; (B) in the case of the Company only, consent to the transfer of any Company Shares, or (C) transfer or otherwise directly or indirectly dispose of, agree or consent to the transfer of, or subject to a Lien (other than a Permitted Lien), (1) any Equity Securities of any Subsidiary or (2) any options, warrants, rights of conversion or other rights, agreements, arrangements or commitments obligating itself or any Subsidiary to issue, deliver or sell any Equity Securities of any of its Subsidiaries;

(vi) incur, create or assume any Indebtedness, other than, (x) in the case of the Company and its Subsidiaries only, ordinary course trade payables and, (y) in the case of SPAC only, Indebtedness (including under the Working Capital Loan Note) owed to the Sponsor, its Affiliates or designees in an aggregate outstanding amount not to exceed $1,500,000;

(vii) make any loans, advances or capital contributions to, or guarantees for the benefit of, or any investments in, any Person, other than, (A) in the case of the Company only, intercompany loans or capital contributions between the Company and any of its wholly owned Subsidiaries and (B) the reimbursement of expenses of employees in the ordinary course of business;

(viii) in the case of the Group Companies only, except as required under the terms of any Employee Benefit Plan of any Group Company that is set forth on Section 3.11(a) of the Company Disclosure Schedules, (A) establish, amend, modify, adopt, enter into or terminate any Employee Benefit Plan or any other benefit or compensation plan, policy, program, agreement, arrangement or Contract that would be an Employee Benefit Plan if in effect as of the date of this Agreement, other than amendments of health or welfare benefit plans in connection with the annual renewal and reenrollment of such plans in the ordinary course of business and consistent with past practice that would not increase the aggregate cost to the Group Companies of maintaining all Employee Benefit Plans that are health or welfare plans by more than 5% in the aggregate for all such amendments, (B) make, promise or grant any salary, bonus, benefit, incentive or any other compensation increase or decrease payable to any current or former director, manager, officer, employee, individual independent contractor or other individual service provider receiving annual compensation equal to or greater than $250,000, other than (i) salary increases in the ordinary course of business to such individuals that, in the aggregate, represent an increase of less than $1,000,000, on an annual basis, or (ii) Contracts with independent contractors where such Contract is for a fixed term and the compensation paid during that term does not exceed $250,000, or (C) take any action other than as agreed herein to accelerate any payment, right to payment, or benefit, or the funding of any payment, right to payment or benefit, payable or to become payable to any current or former director, manager, officer, employee, individual independent contractor or other individual service provider;

(ix) waive or release any noncompetition, non-solicitation, no-hire, nondisclosure, noninterference, non-disparagement or other restrictive covenant obligation of any current or former director, manager, officer, employee, individual independent contractor or other individual service provider;

(x) in the case of the Company only, modify, extend, or enter into any CBA, or recognize or certify any labor union, labor organization, works council, or group of employees of any Group Company as the bargaining representative for any employees of any Group Company;

(xi) in the case of the Company only, implement any employee layoffs, plant closings, reductions in force, furloughs, temporary layoffs, salary or wage reductions, work schedule changes or other such actions to the extent that such actions that could implicate WARN;

(xii) in the case of the Company only, enter into or terminate any executive employment agreements;

(xiii) in the case of SPAC and PubCo only, hire any employees or retain any contractors or establish, amend, modify, adopt, enter into or terminate any employee benefit plan, program, agreement, policy or arrangement;

(xiv) make, change or revoke any material election concerning Taxes, change any method of Tax accounting or Tax accounting period, amend any Tax Return, enter into any material Tax closing agreement, seek any ruling from any Tax Authority with respect to material Taxes, settle or compromise any material Tax Contest, or consent to any extension or waiver of the limitation period applicable to or relating to any material Tax Contest, other than any such extension or waiver that is an extension of time to file a Tax Return obtained in the ordinary course of business;

(xv) enter into any settlement, conciliation or similar Contract outside of the ordinary course of business other than, in the case of the Company only, any settlement, conciliation or similar Contract the performance of which would involve the payment by the Group Companies of less than $100,000, in the aggregate, or that imposes, or by its terms will impose at any point in the future, any material, non-monetary obligations on any Group Company (or PubCo or any of its Affiliates after the Closing), in the case of the Company, or on SPAC, in the case of SPAC;

(xvi) in the case of the Company only, amend, modify, renew, terminate, waive any material right under, or enter into, any Company Related Party Transaction (or any Contract, arrangement or understanding that, if entered into prior to the date of this Agreement, would have been required to be disclosed pursuant to Section 3.19 of the Company Disclosure Schedules as a Company Related Party Transaction);

(xvii) waive, release or assign, compromise or settle any Proceeding, outside of the ordinary course of business, other than, in the case of the Company only, the settlement of any proceeding involving only the payment of money (not covered by insurance) by any Group Company of any amount not exceeding $100,000 in the aggregate;

(xviii) authorize or incur any capital expenditures or commitments, outside of the ordinary course of business, other than, in the case of the Company only, capital expenditures or commitments not exceeding $1,000,000 in the aggregate;

(xix) authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction;

(xx) change any method of accounting in any material respect, other than changes that are made in accordance with GAAP or IFRS, as the case may be;

(xxi) enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions;

(xxii) make or promise any Company Change of Control Payment or SPAC Change of Control Payment, other than (A) in the case of the Company only, those set forth in the employment agreements, offer letters or similar Contracts made available to SPAC and (B) in the case of SPAC only, those in connection with the Working Capital Loan;

(xxiii) (A) in the case of the Company only, other than in the ordinary course of business, (1) amend, modify or terminate any Material Contract (excluding, for the avoidance of doubt, any expiration or automatic extension or renewal of any such Material Contract pursuant to its terms), (2) waive any material benefit or right under any Material Contract or (3) enter into any Contract that would constitute a Material Contract, and (B) in the case of SPAC only, (1) amend, modify or terminate any material Contract (excluding, for the avoidance of doubt, any expiration or automatic extension or renewal of any such material Contract pursuant to its terms), (2) waive any material benefit or right under any material Contract or (3) other than in the ordinary course of business, enter into any Contract;

(xxiv) in the case of the Company only, fail to maintain in full force and effect in all material respects, or fail to replace or renew, the material insurance policies of the Company and its Subsidiaries to the extent commercially reasonable in the Company’s business judgment in light of prevailing conditions in the insurance market;

(xxv) in the case of the Company only, intentionally permit any material item of Company Owned Intellectual Property to lapse or to be abandoned, invalidated, dedicated to the public, or disclaimed, or otherwise become unenforceable, or fail to perform or make any applicable filings, recordings or other similar actions or filings, or fail to pay all required fees and Taxes required or advisable to maintain and protect its interest in each and every material item of Company Owned Intellectual Property;

(xxvi) take any action or knowingly fail to take any action that is reasonably likely to cause any of the conditions to the consummation of the Transactions set forth in Article 6 to not be satisfied; or

(xxvii) agree to take any of the actions set forth in this Section 5.1(b).

(c) Nothing contained in this Section 5.1 shall be deemed to give SPAC, directly or indirectly, the right to control or direct the Company or any operations of the Company prior to the Closing. Prior to the Closing, the Company shall exercise, consistent with the terms and conditions of this Agreement, control over its businesses and operations.

(d) Nothing contained in this Section 5.1 shall be deemed to give the Company, directly or indirectly, the right to control or direct SPAC or any operations of SPAC prior to the Closing. Prior to the Closing, SPAC shall exercise, consistent with the terms and conditions of this Agreement, control over its businesses and operations.

5.2 Efforts to Consummate.

(a) Subject to the terms and conditions herein provided, each of the Parties shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary or advisable to consummate and make effective as promptly as reasonably practicable the Transactions (including (i) the satisfaction, but not waiver, of the closing conditions set forth in Article 6 and, in the case of any Ancillary Document to which such Party will be a party after the date of this Agreement, to execute and deliver such Ancillary Document when required pursuant to this Agreement, (ii) the Company providing all notices to contract counterparties (including lenders) required by the terms of the Company’s agreements with such counterparties in connection with the Transactions) and (iii) SPAC taking, or causing to be taken, all actions necessary or advisable to extend the period of time to consummate an initial business combination as promptly as reasonably practicable. Without limiting the generality of the foregoing, each of the Parties shall use reasonable best efforts to obtain, file with or deliver to, as applicable, any Consents of any Governmental Entities or other Persons necessary, proper or advisable to consummate the Transactions. Each Party shall bear its own costs incurred in connection with obtaining such Consents. Each Party shall (A) make any appropriate filings or take, or cause to be taken, any required actions pursuant to any Foreign Antitrust Laws with respect to the Transactions promptly following the date of this Agreement and (B) respond as promptly as reasonably practicable to any requests by any Governmental Entity for additional information and documentary material that may be requested under any Foreign Antitrust Laws. SPAC shall promptly inform the Company of any substantive communication between SPAC, on the one hand, and any Governmental Entity, on the other hand, and the Company shall promptly inform SPAC of any substantive communication between the Company, on the one hand, and any Governmental Entity, on the other hand, in either case, regarding any of the Transactions and to the extent permitted by Law. Without limiting the foregoing, each Party and their respective Affiliates shall not extend any waiting period, review period or comparable period under any applicable Foreign Antitrust Laws or enter into any agreement with any Governmental Entity not to consummate the Transactions, except with the prior written consent of SPAC and the Company, such consent not to be unreasonably withheld, conditioned or delayed. Nothing in this Section 5.2 obligates any Party or any of its Affiliates to agree to (1) sell, license or otherwise dispose of, or hold separate and agree to sell, license or otherwise dispose of, any entities, assets or facilities of any Group Company or any entity, facility or asset of such Party or any of its Affiliates, (2) terminate, amend or assign existing relationships and contractual rights or obligations, (3) amend, assign or terminate existing licenses or other agreements, or (4) enter into new licenses or other agreements. No Party shall agree to any of the foregoing measures with respect to any other Party or any of its Affiliates, except with SPAC’s and the Company’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed.

(b) From and after the date of this Agreement until the earlier of the Closing or termination of this Agreement in accordance with its terms, SPAC, on the one hand, and the Company, on the other hand, shall give counsel for the Company (in the case of SPAC) or SPAC (in the case of the Company), a reasonable opportunity to review in advance, and consider in good faith the views of the other in connection with, any proposed written substantive communication to any Governmental Entity relating to the Transactions, to the extent permitted by Law. Any materials exchanged in connection with this Section 5.2 may be redacted or withheld as necessary to address reasonable privilege or confidentiality concerns of legal counsel (including in-house counsel) of any Party, and to remove competitively sensitive material; provided, that such Party may, as it deems advisable and necessary, acting reasonably, designate any materials provided to under this Section 5.2 as “outside counsel only.” Each of the Parties agrees not to participate in any substantive meeting or discussion, either in person or by telephone or other means of remote communication, with any Governmental Entity in connection with the Transactions unless it consults with, in the case of SPAC, the Company, or, in the case of the Company, SPAC in advance and, to the extent reasonably practicable and not prohibited by such Governmental Entity or applicable Law, gives, in the case of SPAC, the Company, or, in the case of the Company, SPAC, the opportunity to attend and participate in such meeting or discussion.

(c) Notwithstanding anything to the contrary in the Agreement, in the event that this Section 5.2 conflicts with any other covenant or agreement in this Article 5 that is intended to specifically address any subject matter, then such other covenant or agreement shall govern and control solely to the extent of such conflict.

(d) From and after the date of this Agreement until the earlier of the Closing and termination of this Agreement in accordance with its terms, SPAC, on the one hand, and the Company, on the other hand, shall each notify the other in writing promptly after learning of any shareholder demands or other shareholder Proceedings (including derivative claims and Arrangement Dissent Rights) relating to this Agreement, any Ancillary Document or any matters relating thereto (collectively, the “Transaction Litigation”) commenced against, in the case of SPAC, SPAC or any of its Representatives (in their capacity as a representative of SPAC) or, in the case of the Company, any Group Company or any of their respective Representatives (in their capacity as a representative of a Group Company). Subject and in addition to Section 2.3 with respect to Arrangement Dissent Rights, SPAC and the Company shall each (i) keep the other reasonably informed regarding any Transaction Litigation, (ii) give the other the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other in connection with the defense, settlement and compromise of any such Transaction Litigation, (iii) consider in good faith the other’s advice with respect to any such Transaction Litigation, (iv) reasonably cooperate with each other and (v) refrain from settling or compromising any Transaction Litigation without the prior written consent of, in the case of the Group Companies, SPAC and in the case of SPAC, the Company (such consent not to be unreasonably withheld, conditioned or delayed).

(e) From and after the date of this Agreement until the earlier of the Company Required Approval being obtained and the termination of this Agreement in accordance with its terms, the Company shall use commercially reasonable efforts to obtain and deliver to SPAC, as promptly as reasonably practicable, a Company Transaction Support Agreement duly executed by each Company Shareholder that is specified in Schedule II attached hereto.

(f) From and after the date of this Agreement until the earlier of the Closing or termination of this Agreement in accordance with its terms, the Company shall use commercially reasonable efforts to obtain and deliver to SPAC, as promptly as reasonably practicable, a Company Lock-Up Agreement duly executed by each Company Shareholder that is specified in Schedule III attached hereto.

(g) From and after the date of this Agreement, unless this Agreement is terminated in accordance with its terms, the Company shall use commercially reasonable efforts to obtain and deliver to SPAC, as promptly as reasonably practicable, each of the consents, agreements and other matters specified in Schedule I attached hereto, each in form and substance acceptable to SPAC in its sole discretion.

5.3 Confidentiality and Access to Information.

(a) Notwithstanding anything to the contrary in this Agreement, in the event that this Section 5.3 conflicts with any other covenant or agreement contained herein or any Ancillary Document that contemplates the disclosure, use or provision of information or otherwise, then such other covenant or agreement contained herein shall govern and control to the extent of such conflict.

(b) From and after the date of this Agreement until the earlier of the Closing Date and the termination of this Agreement in accordance with its terms, and solely for the purpose of facilitating the consummation of the Transactions, upon reasonable advance written notice, each Party shall provide, or cause to be provided, to each other Party and its Representatives during normal business hours reasonable access to its and its Subsidiaries’ properties, directors, officers, books and records (in a manner so as to not interfere with normal business operations). Notwithstanding the foregoing, neither a Party nor its Subsidiaries shall be required to provide to each other Party or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which such Party is subject, (B) result in the disclosure of any Trade Secrets of third parties in breach of any Contract with such third party, (C) violate any legally-binding obligation of any Party with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to any Party or its Subsidiaries under the attorney-client privilege or the attorney work product doctrine (provided that the so-affected Party shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law), or (ii) if any Group Company, on the one hand, and SPAC, any SPAC Non-Party Affiliate or any of their respective Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided that each Party shall provide prompt written notice of the withholding of access or information on any such basis. For the avoidance of doubt, this Section 5.3 shall not permit any unreasonably invasive or intrusive investigations or other testing, sampling or analysis by a Party of any properties, facilities or equipment of another Party without the prior written consent of, in the case of the Group Companies, SPAC and in the case of SPAC, the Company (which may be withheld, conditioned or delayed by such Party in its sole discretion).

(c) From and after the date of this Agreement, each Party receiving Confidential Information from or on behalf of another Party shall, and shall cause its Representatives to, keep such Confidential Information confidential and shall not disclose any Confidential Information except as expressly permitted by this Agreement. Each receiving Party shall use the Confidential Information solely for the purpose of evaluating, negotiating, documenting, consummating and implementing the Transactions, including the Transaction Financings and the preparation of the Registration Statement, the Proxy Statement / Prospectus, the Company Information Circular and the Canadian Prospectus, and not for any other purpose.

(d) For purposes of this Agreement, “Confidential Information” means all non-public, confidential or proprietary information, whether written, oral, electronic or otherwise, that is furnished or made available by or on behalf of a Party or any of its Affiliates or Representatives to another Party or any of its Affiliates or Representatives in connection with this Agreement, the Ancillary Documents or the Transactions, including any information disclosed in any data room or provided pursuant to this Section 5.3. Confidential Information includes all notes, analyses, compilations, forecasts, studies, interpretations, memoranda and other documents prepared by or on behalf of the receiving Party or its Representatives to the extent containing, reflecting or derived from such information.

(e) Confidential Information does not include information that the receiving Party can demonstrate: (i) is or becomes generally available to the public other than as a result of a breach of this Agreement by the receiving Party or any of its Representatives; (ii) was lawfully in the receiving Party’s possession on a non-confidential basis before being furnished by or on behalf of the disclosing Party; (iii) is received by the receiving Party on a non-confidential basis from a third party that, to the knowledge of the receiving Party, is not prohibited from disclosing such information by a contractual, legal or fiduciary obligation to the disclosing Party; or (iv) is independently developed by the receiving Party without use of or reference to the Confidential Information.

(f) The receiving Party may disclose Confidential Information only: (i) to its Affiliates and Representatives who need to know such information for the purposes described in this Section 5.3, provided that the receiving Party shall be responsible for any breach of this Section 5.3 by its Affiliates or Representatives; (ii) as required by applicable Law, Securities Laws, the rules of any applicable Exchange, any Governmental Entity or any court or other legal process, subject to the notice and cooperation provisions below; (iii) in any filing, disclosure document or communication expressly contemplated by this Agreement, including the Registration Statement, the Proxy Statement / Prospectus, the Company Information Circular, the Canadian Prospectus and Transaction Financing materials, in each case subject to the review and approval rights set forth in this Agreement; or (iv) with the prior written consent of the disclosing Party.

(g) If the receiving Party or any of its Representatives is requested or required by applicable Law, Securities Laws, the rules of any applicable Exchange, any Governmental Entity or any court or other legal process to disclose any Confidential Information, the receiving Party shall, to the extent legally permissible and reasonably practicable, promptly notify the disclosing Party and reasonably cooperate with the disclosing Party, at the disclosing Party’s expense, in seeking a protective order or other appropriate remedy. If disclosure is ultimately required, the receiving Party shall disclose only that portion of the Confidential Information that it is advised by legal counsel is legally required to be disclosed and shall use commercially reasonable efforts to obtain reliable assurance that confidential treatment will be accorded to such disclosed information.

(h) If this Agreement is terminated in accordance with its terms, each receiving Party shall, upon the written request of the disclosing Party, promptly return or destroy all Confidential Information received from or on behalf of the disclosing Party, including all copies, extracts and summaries thereof; provided that the receiving Party and its Representatives may retain (i) one archival copy for legal, regulatory, compliance or record-retention purposes, (ii) copies retained in accordance with bona fide automatic electronic backup or archival procedures, and (iii) Confidential Information to the extent required to be retained by applicable Law, professional obligations or internal compliance policies. Any Confidential Information so retained shall remain subject to this Section 5.3 for so long as it is retained.

(i) Notwithstanding anything to the contrary in this Agreement, nothing in this Section 5.3 shall restrict any Party from making any disclosure required or permitted by Section 5.4 or Section 5.7, provided that such Party complies with the consultation, review and approval procedures set forth therein. The obligations in this Section 5.3 shall survive the termination of this Agreement for a period of three (3) years; provided that Confidential Information constituting trade secrets shall remain subject to the obligations in this Section 5.3 for so long as such information remains a trade secret under applicable Law.

5.4 Public Announcements.

(a) Subject to Section 2.4, Section 5.4(b) and Section 5.7, none of the Parties or any of their respective Representatives shall issue any press releases or make any public announcements with respect to this Agreement or the Transactions prior to the Closing without the prior written consent of, in the case of the Group Companies, SPAC and in the case of SPAC, the Company, such consent not to be unreasonably withheld, conditioned or delayed; provided, however, that each Party may make any such announcement or other communication (i) if such announcement or other communication is required by applicable Law or by a Governmental Entity, in which case the disclosing Party and its Representatives shall use commercially reasonable efforts to consult with the Company, if the disclosing party is SPAC, or SPAC, if the disclosing party is the Company, to review such announcement or communication and the opportunity to comment thereon and the disclosing Party shall consider such comments in good faith, provided that the final determination regarding the form, content and timing of any such disclosure shall remain with the disclosing Party to the extent required by applicable Law, (ii) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with this Section 5.4 and (iii) subject to and in accordance with Section 5.2(b), to Governmental Entities in connection with any Consents required to be made under this Agreement, the Ancillary Documents or in connection with the Transactions. Nothing in this Section 5.4 shall restrict the Company from communicating with Company Shareholders regarding the Company Shareholders Meeting, the Interim Order, the Final Order, the Arrangement or other matters required by applicable Law, subject to prior consultation with SPAC.

(b) The initial press release concerning this Agreement and the Transactions shall be a joint press release in the form agreed by the Company and SPAC prior to the execution of this Agreement and such initial press release (the “Signing Press Release”), and shall be released as promptly as reasonably practicable after the execution of this Agreement on the day thereof. Promptly after the execution of this Agreement (but in any event within four Business Days thereafter), SPAC shall file a Current Report on Form 8-K (the “Signing Filing”) in respect of the Transactions as required by, and in compliance with, Federal Securities Laws, which the Company shall have the opportunity to review and agree upon prior to filing (such agreement not to be unreasonably withheld, conditioned or delayed). The Company, on the one hand, and SPAC, on the other hand, shall mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company or SPAC, as applicable) a press release announcing the consummation of the Transactions (the “Closing Press Release”) prior to the Closing, and, on the Closing Date, the Parties shall cause the Closing Press Release to be released. Promptly after the Closing (but in any event within four (4) Business Days after the Closing), PubCo shall file with the SEC a shell company report on Form 20-F (the “Closing Filing”) containing the information required by applicable Federal Securities Laws in connection with the consummation of the Transactions. In connection with the preparation of each of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing, each Party shall, upon written request by any other Party, furnish such other Party with all information concerning itself, its directors, officers and securityholders, and such other matters as may be reasonably necessary for such press release or filing.

5.5 Certain Tax Matters.

(a) Tax Treatment.

(i) For U.S. federal income tax purposes, the Parties intend that (A) the Class B Conversion shall constitute a transaction treated as a “reorganization” within the meaning of Section 368(a)(1)(E) of the Code, (B) the SPAC Reorganization shall constitute a transaction treated as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code, (C) the assumption of the SPAC Warrants by PubCo pursuant to the Warrant Assignment, Assumption and Amendment Agreement shall be treated as a non-taxable exchange of the SPAC Warrants for PubCo SPAC Warrants that occurs at the same time as the Cayman Merger and as part of the SPAC Reorganization and (D) the Amalgamation shall constitute a transaction treated as a “reorganization” within the meaning of Section 368(a)(1)(A) and 368(a)(2)(E) of the Code (collectively, the “Intended Tax Treatment”), and each Party shall, and shall cause its respective Affiliates to, file all U.S. Tax Returns consistent with, and take no position inconsistent with (whether in U.S. audits, U.S. Tax Returns or otherwise with respect to U.S. federal income tax matters), the treatment described in this Section 5.5(a)(i) unless required to do so pursuant to a “determination” that is final within the meaning of Section 1313(a) of the Code. Each of the Parties acknowledges and agrees that (1) it has had the opportunity to obtain independent legal and Tax advice with respect to the Transactions, and (2) none of the Company, SPAC, PubCo or any other Person shall have any liability or obligation to any Person if any Transaction is determined not to qualify for the Intended Tax Treatment or otherwise not to qualify as a nontaxable Transaction to SPAC’s or Company’s shareholders or securityholders for any tax purposes.

(ii) The Parties hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a). From the date hereof through the Closing, and following the Closing, the Parties shall not, and shall not permit or cause their respective Affiliates to, take any action, or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent or impede the Transactions from qualifying for the Intended Tax Treatment.

(b) If, in connection with the preparation and filing of the Registration Statement, the SEC requests or requires that tax opinions be prepared and submitted with respect to the Tax consequences of (i) the SPAC Reorganization, or the redemption of SPAC Shares for the SPAC Shareholders or SPAC, then SPAC will use reasonable best efforts to cause Morgan, Lewis & Bockius LLP or other counsel to SPAC (“SPAC Tax Counsel”) to deliver such tax opinions or (ii) the Amalgamation, or the ownership of PubCo Shares or PubCo SPAC Warrants following the Amalgamation, for the Company Shareholders or the Company, then the Company will use reasonable best efforts to cause Borden Ladner Gervais LLP or other counsel to the Company (“Company Tax Counsel”) to deliver such tax opinions and, in either case, each Party will use reasonable best efforts to execute and deliver to SPAC Tax Counsel and Company Tax

Counsel customary Tax representation letters reasonably satisfactory to SPAC Tax Counsel or Company Tax Counsel, as applicable, at such time or times as may be reasonably requested by SPAC Tax Counsel or Company Tax Counsel, as applicable, in connection with the delivery of any such tax opinions with respect to the Tax treatment of the Transactions. For the avoidance of doubt, a tax opinion regarding the Intended Tax Treatment is not a condition to Closing.

(c) For Canadian income tax purposes, the Parties intend that (1) the Amalgamation qualify as an amalgamation within the meaning of section 87 of the Tax Act and be governed by subsections 87(1), 87(2), 87(4), 87(5) and 87(9) of the Tax Act, and (2) subsection 7(1.4) of the Tax Act apply to the exchange of certain employee options as described in the Plan of Arrangement.

(d) PubCo shall, promptly when required under applicable Law for each taxable year after the Closing, continuing until such time as PubCo determines that PubCo is no longer a passive foreign investment company for U.S. federal income tax purposes, make publicly available sufficient information to allow PubCo shareholders to make a timely “qualified electing fund” election and to comply with the requirements of such election within the meaning of Section 1295 of the Code with respect to PubCo.

(e) PubCo shall retain (or cause the Group Company to retain) all books and records with respect to Tax matters of the Group Company for all periods prior to the Closing Date for at least seven (7) years following the Closing Date and to abide by all record retention agreements entered into by or with respect to the Group Company with any Tax Authority.

(f) Upon the written request, following the Closing Date, of any shareholder of SPAC that is required to enter into a gain recognition agreement in accordance with Treasury Regulations Section 1.367(a)-8 in order to preserve non-recognition treatment with respect to the Transactions, PubCo shall use reasonable best efforts to furnish to such shareholder such information as the shareholder may reasonably request in connection with such shareholder’s (i) preparation of a gain recognition agreement, and (ii) determination as to whether there has been a gain “triggering event” under the gain recognition agreement, in each case, at the sole cost and expense of the requesting shareholder. For the avoidance of doubt, none of SPAC, PubCo, the Company, or any Group Company shall be required to operate in a manner that avoids or mitigates the likelihood of a triggering event.

(g) Cayman Merger Sub will elect to be disregarded as an entity separate from PubCo for U.S. federal income tax purposes effective as of the day of its formation and will not subsequently change such classification.

5.6 Exclusive Dealing.

(a) From the date of this Agreement until the earlier of the Closing and the termination of this Agreement in accordance with its terms, neither PubCo nor the Company shall, and each of PubCo and the Company shall cause the other Group Companies, its controlled Affiliates and its and their respective Representatives not to, directly or indirectly: (i) solicit, initiate, knowingly encourage (including by means of furnishing or disclosing information), knowingly facilitate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to a Company Acquisition Proposal; (ii) furnish or disclose any non-public information to any Person in connection with, or that could reasonably be expected to lead to, a Company Acquisition Proposal; (iii) discuss or negotiate with any Person a Company Acquisition Proposal (other than to inform such Person of the restrictions set forth in this Section 5.6), (iv) enter into any Contract or other arrangement or understanding regarding a Company Acquisition Proposal; (v) take meaningful steps in preparation for, or conduct, a public offering of any Equity Securities of any Group Company (or any Affiliate or successor of any Group Company); or (vi) otherwise cooperate in any way with, or knowingly assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing. The Company agrees to (A) notify SPAC promptly upon receipt of any such inquiry, proposal, offer or Company Acquisition Proposal by any Group Company, and provide copies of material documents, correspondence or other material received in respect of, from or on behalf of any such Person if in writing or electronic form, and if not in writing or electronic form, a description of the material terms and conditions of any such inquiry, proposal, offer or Company Acquisition Proposal in reasonable detail (including the identity of the Persons making such inquiry, proposal, offer or Company Acquisition Proposal) and (B) keep SPAC reasonably informed on a current basis of any modifications to such inquiry, proposal, offer or Company Acquisition Proposal and provide to SPAC copies of all material correspondence if in writing or electronic form and if not in writing or electronic form, a description of the material terms of such correspondence or communication to the Company by or on behalf of any Person making such inquiry, proposal, offer or Company Acquisition Proposal. Notwithstanding anything to the contrary in this Section 5.6(a), this Agreement shall not prevent the Company or the Company Board from, prior to obtaining the Company Required Approval in respect of the Company Arrangement Resolution, disclosing to Company Shareholders the receipt, existence or terms of a bona fide Company Acquisition Proposal received after the date hereof that did not result from a material breach of this Section 5.6(a).

(b) From the date of this Agreement until the earlier of the Closing and the termination of this Agreement in accordance with its terms, SPAC shall not, and shall cause its Representatives and Affiliates not to, directly or indirectly: (i) solicit, initiate, knowingly encourage (including by means of furnishing or disclosing information), knowingly facilitate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to a SPAC Acquisition Proposal; (ii) furnish or disclose any non-public information to any Person in connection with, or that could reasonably be expected to lead to, a SPAC Acquisition Proposal; (iii) discuss or negotiate with any Person a SPAC Acquisition Proposal (other than to inform such Person of the restrictions set forth in this Section 5.6), (iv) enter into any Contract or other arrangement or understanding regarding a SPAC Acquisition Proposal; (v) take meaningful steps in preparation for, or conduct, an offering of any securities of SPAC (or any Affiliate or successor of SPAC) other than in connection with a Transaction Financing, if applicable; or (vi) otherwise cooperate in any way with, or knowingly assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing. SPAC agrees to (A) notify the Company promptly upon receipt of any such inquiry, proposal, offer or SPAC Acquisition Proposal by SPAC, and provide copies of material documents, correspondence or other material received in respect of, from or on behalf of any such Person if in writing or electronic form, and if not in writing or electronic form, a description of the material terms and conditions of any such inquiry, proposal, offer or SPAC Acquisition Proposal in reasonable detail (including the identity of any person or entity making such inquiry, proposal, offer or SPAC

Acquisition Proposal) and (B) keep the Company reasonably informed on a current basis of any modifications to such inquiry, proposal, offer or SPAC Acquisition Proposal and provide to the Company copies of all material correspondence if in writing or electronic form and if not in writing or electronic form, a description of the material terms of such correspondence or communication to SPAC by or on behalf of any Person making such inquiry, proposal, offer or SPAC Acquisition Proposal.

5.7 Preparation of Registration Statement.

(a) As promptly as reasonably practicable following the date of this Agreement, the Parties shall prepare and PubCo shall file with, or confidentially submit to, the SEC, the Registration Statement. No filing with or submission to the SEC of the Registration Statement shall be made unless approved by SPAC and the Company, each acting reasonably. Each Party shall use its reasonable best efforts to (a) cause the Registration Statement to comply in all material respects with the applicable rules and regulations promulgated by the SEC (including, with respect to the Group Companies and SPAC, the provision of financial statements of, and any other information with respect to, the Group Companies and SPAC for all periods, and in the form, required to be included in the Registration Statement under Federal Securities Laws (after giving effect to any waivers received) or in response to any comments from the SEC); (b) promptly notify the others of, reasonably cooperate with each other with respect to and respond promptly to any comments of the SEC and its staff; (c) have the Registration Statement declared effective under the Securities Act as promptly as reasonably practicable after it is filed with the SEC; and (d) keep the Registration Statement effective through the Closing in order to permit the consummation of the Transactions. SPAC, on the one hand, and the Company and PubCo, on the other hand, shall promptly furnish, or cause to be furnished, to the other all information concerning such Party, its Non-Party Affiliates and their respective Representatives that may be required or reasonably requested in connection with any action contemplated by this Section 5.7 or for including in any other statement, filing, notice or application made by or on behalf of SPAC or PubCo to the SEC or Nasdaq or other relevant Exchange, as applicable, in connection with the Transactions, including delivering customary tax representation letters to counsel to enable counsel to deliver any tax opinions requested or required by the SEC to be submitted in connection therewith as described in Section 5.5(b). If any Party becomes aware of any information that should be disclosed in an amendment or supplement to the Registration Statement or the Proxy Statement / Prospectus, as applicable, then (i) such Party shall promptly inform, in the case of SPAC, the Company and PubCo, or, in the case of the Company, SPAC and PubCo thereof; (ii) the Parties shall prepare an amendment or supplement to the Registration Statement or the Proxy Statement / Prospectus; (iii) PubCo shall file such amendment or supplement with the SEC; and (iv) SPAC shall mail, if appropriate, such amendment or supplement to the SPAC Shareholders. PubCo shall as promptly as reasonably practicable advise SPAC of the time of effectiveness of the Registration Statement, the issuance of any stop order relating thereto or the suspension of the qualification of PubCo Shares for offering or sale in any jurisdiction, and the Parties shall each use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of the Parties shall ensure that none of the information related to it, and shall use reasonable best efforts to ensure that none of the information related to any of its Non-Party Affiliates or its or their respective Representatives, supplied by or on its behalf for inclusion or incorporation by reference in the Registration Statement will, at the time the Registration Statement is initially filed with the SEC, at each time at which it is amended, or at the time it becomes effective under the Securities Act, contain any Misrepresentation. Filing and registration fees associated with the Registration Statement, and all associated financial printer and proxy solicitation expenses, shall be deemed SPAC Expenses for purposes of this Agreement.

(b) The Company shall prepare and PubCo shall file with the BCSC and with any other securities regulators as the Parties may mutually agree, a preliminary and final Canadian Prospectus in sufficient time for PubCo to become a reporting issuer in the Province of British Columbia promptly following the Closing Date. The Company shall use its reasonable best efforts to cause each of the preliminary Canadian Prospectus and the final Canadian Prospectus to comply as to form in all material respects with applicable Canadian Securities Laws. The Company and PubCo shall allow SPAC and its counsel to review the preliminary Canadian Prospectus and the final Canadian Prospectus a reasonable amount of time prior to their respective filings and shall consider for inclusion in the preliminary Canadian Prospectus and the final Canadian Prospectus and/or any amendment or supplement thereto any reasonable comments proposed by SPAC. The Company shall ensure that none of the information related to it, and shall use its reasonable best efforts to ensure that none of the information related to any of its Non-Party Affiliates or its or their respective Representatives, supplied by or on its behalf for inclusion or incorporation by reference in the Canadian Prospectus will, at the time the Canadian Prospectus is initially filed with the BCSC, at each time at which it is amended, or at the time a receipt is issued by the BCSC therefor, contain any Misrepresentation.

(c) Unless required by applicable Law, no filing of, or amendment or supplement to, the Canadian Prospectus will be made by the Company, PubCo or SPAC without the approval of the other Parties (such approval not to be unreasonably withheld, conditioned or delayed).

(d) Each of the Company, PubCo and SPAC will advise the other Parties, promptly after it receives notice thereof, of any request by the BCSC or any other Governmental Entity administering or enforcing Canadian Securities Laws for amendment of the Canadian Prospectus or comments thereon and responses thereto or requests by the BCSC for additional information. Each of the Company, PubCo and SPAC shall, as promptly as practicable after receipt thereof, supply the other Parties with copies of all written correspondence between it or any of its Representatives, on the one hand, and the BCSC or the staff of the BCSC, on the other hand, or, if not in writing, a description of such communication. Unless required by applicable Law, no response to any comments from the BCSC or the staff of the BCSC relating to the Canadian Prospectus will be made by the Company, PubCo or SPAC without the prior consent of the other Parties (such consent not to be unreasonably withheld, conditioned or delayed), and without providing the other Parties a reasonable opportunity to review and comment thereon unless pursuant to a telephone call initiated by the BCSC.

(e) From the date of this Agreement through the Closing, SPAC shall expend commercially reasonable efforts to timely file or furnish all statements, forms, reports and other documents required to be filed or furnished by it with the SEC pursuant to Federal Securities Laws (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they may be supplemented, modified or amended after the time of filing, but excluding the Registration Statement, the “Additional SPAC SEC Reports”). SPAC shall expend commercially reasonable efforts to cause each of the Additional SPAC SEC Reports, as of its date of filing and as of the date of any amendment or filing that supersedes the initial filing, (i) to comply in all material respects with the applicable requirements of the Federal Securities Laws and (ii) not to contain any Misrepresentation, in each case assuming compliance by the Company and PubCo with this Section 5.7 with respect to all information supplied by or on behalf of the Group Companies or PubCo for inclusion or incorporation by reference therein.

(f) Without limiting the other provisions of this Section 5.7, none of the information to be supplied by or on behalf of the Group Companies or PubCo, or in relation to the Company Products for inclusion or incorporation by reference in the Registration Statement, the Proxy Statement / Prospectus, the Company Information Circular or the Canadian Prospectus will contain, at the time the Registration Statement is declared effective, the Proxy Statement / Prospectus is mailed to the SPAC Shareholders, the time of the SPAC Shareholders Meeting, the time of the Company Shareholders Meeting, the time the Canadian Prospectus is filed or receipted and, in the case of any amendment or supplement thereto, the time of such amendment or supplement, any Misrepresentation.

(g) Without limiting the other provisions of this Section 5.7, none of the information to be supplied by or on behalf of SPAC for inclusion or incorporation by reference in the Registration Statement, the Proxy Statement / Prospectus, the Company Information Circular or the Canadian Prospectus will contain, at the time the Registration Statement is declared effective, the Proxy Statement / Prospectus is mailed to the SPAC Shareholders, the time of the SPAC Shareholders Meeting, the time of the Company Shareholders Meeting, the time the Canadian Prospectus is filed or receipted and, in the case of any amendment or supplement thereto, the time of such amendment or supplement, any Misrepresentation.

5.8 SPAC Shareholder Approval. As promptly as reasonably practicable following the time at which the Registration Statement is declared effective under the Securities Act, SPAC shall (a) duly give notice of and (b) use reasonable best efforts to duly convene and promptly hold a meeting of its shareholders (the “SPAC Shareholders Meeting”) in accordance with the Governing Documents of SPAC, for the purposes of obtaining the SPAC Shareholder Approval and, if applicable, any approvals related thereto and providing its shareholders with the opportunity to elect to effect SPAC Shareholder Redemptions. SPAC shall, through unanimous approval of the SPAC Board, recommend to its shareholders (the “SPAC Board Recommendation”), (i) the adoption and approval of this Agreement and the Transactions including the Plan of Arrangement (the “BCA Proposal”); (ii) the approval of the amendment of the Governing Documents of SPAC to remove the provisions thereof that will no longer be applicable to SPAC following the consummation of the Cayman Merger (the “Governing Documents Proposal”); (iii) the approval of the Cayman Merger and the Cayman Reorganization (the “Cayman Merger and Reorganization Proposal”); (iv) the approval of the issuance of the PubCo Shares in connection with the Transactions as required by the listing requirements of Nasdaq or other relevant Exchange, as applicable (the “Share Issuance Proposal”); (v) the adoption and approval of the PubCo Equity Incentive Plan (the “Incentive Plan Proposal”); and (vi) the adoption and approval of a proposal for the adjournment of the SPAC Shareholders Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (the “Adjournment Proposal”) (such proposals, the “Transaction Proposals”); provided, that SPAC may postpone or adjourn the SPAC Shareholders Meeting, after reasonable consultation with the Company (and after taking into account the Company’s good faith input), (A) to solicit additional proxies for the purpose of obtaining the SPAC Shareholder Approval, (B) for the absence of a quorum, or (C) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosures that SPAC has determined, based on the advice of outside legal counsel, is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the SPAC Shareholders prior to the SPAC Shareholders Meeting; provided, further, that, without the consent of the Company, in no event shall SPAC adjourn the SPAC Shareholders Meeting for more than ten (10) Business Days later than the original date of the SPAC Shareholders Meeting or to a date that is less than five (5) Business Days before the Termination Date. The SPAC Board Recommendation shall be included in the Proxy Statement / Prospectus.

5.9 SPAC Board Recommendation. The SPAC Board shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the SPAC Board Recommendation (a “Change in Recommendation”); provided that the SPAC Board may make a Change in Recommendation (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended) prior to the receipt of the SPAC Shareholder Approval if, and only if, the SPAC Board determines in good faith, after consultation with its outside legal counsel, that a failure to make a Change in Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law; provided, further, that the SPAC Board shall not be entitled to make, or agree or resolve to make, a Change in Recommendation unless (x) SPAC delivers to the Company a written notice (a “Change in Recommendation Notice”) advising the Company that the SPAC Board proposes to take such action and containing the material facts underlying the SPAC Board’s determination that a Change in Recommendation is required (in each case, it being acknowledged that such Change in Recommendation Notice shall not itself constitute a breach of this Agreement) and (y) at or after 10:00 a.m., New York City time, on the fifth (5th) Business Day immediately following the day on which SPAC delivered the Change in Recommendation Notice (such period from the time the Change in Recommendation Notice is provided until 10:00 a.m. on the fifth (5th) Business Day immediately following the day on which SPAC delivered the Change in Recommendation Notice (the “Change in Recommendation Notice Period”)), the SPAC Board again determines in good faith, after consultation with its outside legal counsel, that a failure to make a Change in Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law. If requested by the Company, SPAC will and will use its reasonable best efforts to cause its Representatives to, during the Change in Recommendation Notice Period, engage in good faith negotiations with the Company and its Representatives to make such adjustments in the terms and conditions of this Agreement and the Plan of Arrangement so as to obviate the need for a Change in Recommendation. SPAC acknowledges that its obligations hereunder to furnish the Proxy Statement / Prospectus, convene the SPAC Shareholders Meeting and solicit the SPAC Shareholder Approval as provided hereunder shall apply notwithstanding any withdrawal or modification of the SPAC Board Recommendation in accordance with the terms hereof, unless this Agreement shall have been terminated in accordance with its terms prior to the SPAC Shareholders’ Meeting.

5.10 Exchange Listing. Each of SPAC and the Company shall use its reasonable best efforts to cause: (a) PubCo’s initial listing application with Nasdaq or other Exchange as mutually agreed between the Parties, as applicable, in connection with the Transactions to have been approved; (b) PubCo to satisfy all applicable initial and continuing listing requirements of Nasdaq or other relevant Exchange, as applicable; and (c) the PubCo Shares and PubCo SPAC Warrants issuable pursuant to the Transactions in accordance with this Agreement to be approved for listing on Nasdaq or other relevant Exchange, as applicable, subject to official notice of issuance, in each case, as promptly as reasonably practicable after the date of this Agreement, and in any event prior to the Closing. From the date hereof through the Closing, each Party shall notify the other Parties of any communications or correspondence from Nasdaq or other relevant Exchange, as applicable, with respect to the listing of PubCo Shares, PubCo SPAC Warrants or other securities of PubCo, compliance with the rules and regulations of Nasdaq or other relevant Exchange, as applicable, and any potential suspension of listing or delisting action contemplated or threatened by Nasdaq or other relevant Exchange, as applicable.

5.11 Trust Account. Upon satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article 6 and provision of notice thereof to the Trustee, (a) SPAC shall make all appropriate arrangements, prior to the SPAC Shareholder Redemptions, to cause the Trustee to pay as and when due all amounts, if any, payable to the SPAC Shareholders pursuant to the SPAC Shareholder Redemptions, (b) at, and prior to, the Closing, SPAC shall (i) cause the documents, certificates and notices required to be timely delivered to the Trustee pursuant to the Trust Agreement to be so delivered, and (ii) make all appropriate arrangements to cause the Trustee to (A) pay the amounts due to the underwriters of the IPO for their deferred underwriting commissions as set forth in the Trust Agreement and (B) immediately thereafter, pay all remaining amounts then available in the Trust Account to SPAC (or its successor, as applicable) in accordance with the Trust Agreement, and (c) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

5.12 SPAC Indemnification; Directors’ and Officers’ Insurance.

(a) Each Party agrees that (i) all rights to indemnification or exculpation now existing in favor of the directors and officers of SPAC, as provided in the applicable SPAC Governing Documents or otherwise in effect as of immediately prior to the Closing, in either case, solely with respect to any matters occurring on or prior to the Closing shall survive the Transactions and shall continue in full force and effect from and after the Closing for a period of six (6) years and (ii) SPAC (or its successor, as applicable) will perform and discharge, or cause to be performed and discharged, all obligations to provide such indemnity and exculpation during such six (6) year period, in each case to the extent permitted by applicable Law. To the maximum extent permitted by applicable Law, during such six (6)-year period, SPAC (or its successor, as applicable) shall advance, or cause to be advanced, expenses in connection with such indemnification as provided in the applicable SPAC Governing Documents or other applicable agreements disclosed in Section 5.12 of the SPAC Disclosure Schedules as in effect immediately prior to the Closing. The indemnification and liability limitation or exculpation provisions of SPAC’s Governing Documents shall not, during such six (6)-year period, be amended, repealed or otherwise modified after the Closing in any manner that would materially and adversely affect the rights thereunder of individuals who, as of immediately prior to the Closing, or at any time prior to such time, were directors or officers of SPAC (the “SPAC D&O Persons”) entitled to be so indemnified, have their liability limited or be exculpated with respect to any matters occurring on or prior to the Closing and relating to the fact that such SPAC D&O Person was a director or officer of SPAC immediately prior to the Closing, unless such amendment, repeal or other modification is required by applicable Law.

(b) SPAC (or its successor, as applicable) shall not have any obligation under this Section 5.12 to any SPAC D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such SPAC D&O Person in the manner contemplated hereby is prohibited by applicable Law.

(c) For a period of six (6) years after the Closing, PubCo shall maintain, or cause to be maintained, without any lapses in coverage, a “tail” policy providing directors’ and officers’ liability insurance coverage for the benefit of those Persons who are currently covered by any comparable insurance policies of SPAC as of the date of this Agreement with respect to matters occurring on or prior to the Closing. Such “tail” policy shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the insured than) the coverage provided under SPAC’s directors’ and officers’ liability insurance policies as of the date of this Agreement; provided that PubCo (or its successor, as applicable) shall not be obligated to pay a premium for such “tail” policy in excess of three hundred percent (300%) of the most recent annual premium paid by SPAC prior to the date of this Agreement and, in such event, PubCo (or its successor, as applicable) shall purchase the maximum coverage available for three hundred percent (300%) of the most recent annual premium paid by SPAC prior to the date of this Agreement.

(d) If SPAC or any of its successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets as an entity in one (1) or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of SPAC shall assume all of the obligations set forth in this Section 5.12.

(e) The SPAC D&O Persons entitled to the indemnification, liability limitation, exculpation and insurance set forth in this Section 5.12 are intended to be third-party beneficiaries of this Section 5.12. This Section 5.12 shall survive the consummation of the Transactions and shall be binding on all successors and assigns of the Company and PubCo, respectively.

5.13 Company Indemnification; Directors’ and Officers’ Insurance.

(a) Each Party agrees that (i) all rights to indemnification or exculpation now existing in favor of the directors and officers of the Group Companies, as provided in the Group Companies’ Governing Documents or otherwise in effect as of immediately prior to the Closing, in either case, solely with respect to any matters occurring on or prior to the Closing, shall survive the Transactions and shall continue in full force and effect from and after the Closing for a period of six (6) years and (ii) the Company (or its successor, as applicable) will cause the applicable Group Companies to perform and discharge all obligations to provide such indemnity and exculpation during such six (6) year period to the extent permitted by applicable Law. To the maximum extent permitted by applicable Law, during such six (6) year period, PubCo shall cause the applicable Group Companies to advance expenses in connection with such indemnification as provided in the Group Companies’ Governing Documents or other applicable agreements in effect as of immediately prior to the Closing as disclosed in Section 5.13 of the Company Disclosure Schedules. The indemnification and liability limitation or exculpation provisions of the Group

Companies’ Governing Documents shall not, during such six (6) year period, be amended, repealed or otherwise modified after the Closing in any manner that would materially and adversely affect the rights thereunder of individuals who, as of immediately prior to the Closing, or at any time prior to such time, were directors or officers of the Group Companies (the “Company D&O Persons”) entitled to be so indemnified, have their liability limited or be exculpated with respect to any matters occurring on or prior to the Closing and relating to the fact that such Company D&O Person was a director or officer of any Group Company immediately prior to the Closing, unless such amendment, repeal or other modification is required by applicable Law.

(b) None of the Group Companies shall have any obligation under this Section 5.13 to any Company D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such Company D&O Person in the manner contemplated hereby is prohibited by applicable Law.

(c) The Company shall purchase, or cause to be purchased, at or prior to the Closing, and PubCo shall maintain, or cause to be maintained, in effect for a period of six (6) years after the Closing Date, without any lapses in coverage, a “tail” policy providing directors’ and officers’ liability insurance coverage for the benefit of those Persons who are currently covered by any comparable insurance policies of the Group Companies as of the date of this Agreement with respect to matters occurring on or prior to the Closing and for all directors and officers of PubCo effective as of the incorporation of PubCo. Such “tail” policy shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the insured than) the coverage provided under the Group Companies’ directors’ and officers’ liability insurance policies as of the date of this Agreement; provided that none of the Company, PubCo or any of their respective Affiliates shall pay a premium for such “tail” policy in excess of three hundred percent (300%) of the most recent annual premium paid by the Group Companies prior to the date of this Agreement and, in such event, the Company, PubCo or one of their respective Affiliates shall purchase the maximum coverage available for three hundred percent (300%) of the most recent annual premium paid by the Group Companies prior to the date of this Agreement.

(d) If PubCo or any of its successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets as an entity in one (1) or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of PubCo shall assume all of the obligations set forth in this Section 5.13.

(e) The Company D&O Persons entitled to the indemnification, liability limitation, exculpation and insurance set forth in this Section 5.13 are intended to be third-party beneficiaries of this Section 5.13. This Section 5.13 shall survive the consummation of the Transactions and shall be binding on all successors and assigns of SPAC and PubCo.

5.14 Post-Closing Governance. The Parties shall take all such action within its power as may be necessary or appropriate such that effective immediately after the Closing the members of the board of directors, and the officers, of PubCo shall initially be comprised of the individuals set forth on Section 5.14 of the Company Disclosure Schedules.

5.15 Financials.

(a) In furtherance of, and without limiting, the access to information covenants set forth in Section 5.3, from and after the date of this Agreement and continuing until the Closing Date, the Company shall deliver to SPAC any financial statements of any of the Group Companies that are delivered to any board of directors or managers, or shareholders, of any of the Group Companies concurrently with the delivery of such financial statements to such Persons.

(b) As promptly as reasonably practicable following the date of this Agreement, the Company shall deliver to PubCo and SPAC the Required Company Financial Statements for inclusion in the Registration Statement, the Canadian Prospectus, and any other filings to be made by PubCo or SPAC with the SEC or Canadian securities regulatory authorities in connection with the Transactions.

(c) Except as set forth in Section 5.15 of the Company Disclosure Schedules, the Required Company Financial Statements, when delivered following the date of this Agreement in accordance with this Section 5.15, (i) will fairly present in all material respects the financial position of the entities covered thereby (being the Company and its consolidated Subsidiaries or PubCo, as applicable, in each case solely with respect to the periods under which such entities were in existence) as at the date thereof, and the results of their operations, shareholders’ equity and cash flows for the respective periods then ended (subject, in the case of any unaudited interim financial statements, to normal year end audit adjustments and the absence of footnotes), (ii) will be prepared in conformity with IFRS applied on a consistent basis during the periods involved (except, in the case of any audited financial statements, as may be indicated in the notes thereto and subject, in the case of any unaudited financial statements, to normal year-end audit adjustments and the absence of footnotes), (iii) in the case of any audited financial statements, will be audited in accordance with the standards of the PCAOB and contain an unqualified report of the Company’s or PubCo’s auditor, as applicable, (iv) will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable) and Canadian Securities Laws at the time of filing of the Registration Statement or Canadian Prospectus, as applicable, and at the time of effectiveness of the Registration Statement or receipt of the Canadian Prospectus, as applicable, and (v) will be prepared from and accurately reflect the books and records of the entities covered thereby.

(d) The Company shall, and shall cause its Subsidiaries and use reasonable best efforts to cause its independent auditors to, cooperate fully and on a timely basis with SPAC and its Representatives in connection with the preparation and review of the Required Company Financial Statements and any other financial information or statements (including customary pro forma financial statements) to be included in the Registration Statement or any other filings to be made by SPAC or PubCo with the SEC or Canadian securities regulatory authorities in connection with the Transactions, including by providing customary access to audit and review work papers, audit status reports, proposed adjustments, management representation letters, internal-control communications and other information reasonably requested by SPAC or PubCo or each of their respective accountants, and by obtaining all auditor consents, comfort letters and other auditor deliverables required by applicable Law, the SEC, Canadian securities regulators or the applicable form of Registration Statement or Canadian Prospectus.

(e) Each of the Company and PubCo shall establish and maintain, by such time as is required by applicable Securities Laws, “disclosure controls and procedures” and “internal control over financial reporting” (each as defined in applicable Securities Laws) as and to the extent required by applicable Securities Laws.

(f) Any financial projections provided by the Company to SPAC or to prospective investors after the date of this Agreement in connection with any Transaction Financing shall be prepared in good faith using assumptions that the Company believes to be reasonable as of the date such projections are so provided.

5.16 PubCo Equity Incentive Plan. Prior to the effectiveness of the Registration Statement, the PubCo board of directors shall approve and adopt an equity incentive plan, in form and substance to be agreed upon by the Parties reasonably and in good faith (the “PubCo Equity Incentive Plan”), in the manner prescribed under applicable Laws, effective as of the Closing Date, reserving an amount of PubCo Shares for grant thereunder equal to five percent (5%) of the fully diluted equity of PubCo after giving effect to the Transactions. The PubCo Equity Incentive Plan will provide that the number of PubCo Shares reserved for issuance thereunder will automatically increase annually on the first day of each fiscal year beginning with the 2028 fiscal year in an amount equal to two and one-half percent (2.5%) of the PubCo Shares outstanding on the last day of the immediately preceding fiscal year, or such lesser amount as determined by the PubCo board of directors. Prior to the Closing, PubCo shall cause the PubCo Equity Incentive Plan to be approved by the Formation Shareholder, as the sole shareholder of PubCo, to the extent required by applicable Law or the rules of Nasdaq or other relevant Exchange, as applicable.

5.17 Transaction Financings. After the date of this Agreement and continuing until the Closing Date, PubCo, SPAC and the Company shall use their respective commercially reasonable efforts to enter into, and consummate, written agreements for one or more Transaction Financings with aggregate proceeds of up to $100,000,000, on such terms and structuring and using such strategy, placement agents and approach, as SPAC and the Company shall mutually agree. Each of the Parties shall, and shall cause their respective Representatives to, cooperate with each other and their respective Representatives in connection with each such Transaction Financing (including having the Company’s senior management participate in any investor meetings and roadshows as reasonably requested by PubCo or SPAC).

5.18 Privacy Matters.

(a) For the purposes of this Section 5.18, “Transaction Personal Information” means the Personal Data transferred, disclosed or conveyed to one (1) Party or any of its Representatives (a “Recipient”) by or on behalf of another Party (a “Transferor”) as a result of or in conjunction with the Transactions, and includes all such Personal Data transferred, disclosed or conveyed to the Recipient prior to the execution of this Agreement.

(b) Each Transferor acknowledges and confirms that the transfer, disclosure, communication or conveyance of Transaction Personal Information is necessary for the purposes of determining if the Parties shall proceed with the Transactions and, if the determination is made to proceed with the Transactions, to carry on the business of the Company and complete the Transactions.

(c) In addition to its other obligations hereunder, the Recipient covenants and agrees to, prior to the completion of the Transactions:

(i) collect, use and disclose the Transaction Personal Information solely for the purpose of reviewing, determining whether to proceed with and completing the Transactions;

(ii) where required by applicable Law (including applicable privacy Laws), not communicate Transaction Personal Information to third parties without the consent of the individual concerned, unless authorized to do so by applicable Law;

(iii) protect and safeguard the confidentiality of the Transaction Personal Information using security safeguards appropriate to the sensitivity of the Transaction Personal Information and in accordance with applicable privacy Laws;

(iv) within a reasonable time, return to the Transferor or destroy the Transaction Personal Information, at the option of the Recipient, should the Transactions not be completed; and

(v) where required by applicable privacy Law, securely destroy the Transaction Personal Information when it is no longer necessary for consummating the Transactions.

(d) Should the Transactions be completed, in addition to its other obligations hereunder, the Recipient covenants and agrees to, following the completion of the Transactions:

(i) use and disclose the Transaction Personal Information solely for the purposes for which the information was collected, permitted to be used or disclosed before the Transactions were completed, unless the Recipient provides notice and/or obtains consent, in accordance with applicable Law, to use or disclose the Transaction Personal Information for other purposes, or the use or disclosure of the Transaction Personal Information is otherwise required or permitted by applicable Law;

(ii) protect the Transaction Personal Information by security safeguards appropriate to its sensitivity;

(iii) give effect to withdrawals of consent to collect, use or disclose the Transaction Personal Information, subject to and in accordance with applicable privacy Law; and

(iv) where required by applicable privacy Law, within a reasonable time after the Arrangement is completed, notify the individuals to whom the Transaction Personal Information pertains that the Transactions have been completed and that their personal information has been disclosed to and is now held by the Recipient because of the Transactions.

5.19 SPAC Related Party Agreements. SPAC shall take, or shall cause to be taken, all actions necessary or advisable to cause the Contracts set forth on Section 5.19 of the SPAC Disclosure Schedules to be terminated on or around the Closing Date without any further obligations or liabilities to SPAC or any of its Affiliates, in each case in accordance with the terms of those Contracts.

5.20 Section 16 Matters. Prior to the Arrangement Effective Time, the PubCo board of directors (or an appropriate committee thereof) shall approve in accordance with the procedures set forth in Rule 16b-3 promulgated under the Exchange Act and the Skadden, Arps, Slate, Meagher & Flom LLP SEC No-Action Letter (January 12, 1999) any acquisition of any equity securities of PubCo by any person that is or will become at the Closing an officer or director of PubCo subject to the reporting requirements of Section 16(a) of the Exchange Act that occurs or is deemed to occur by reason of or pursuant to the Transactions.

5.21 Disclosure of Certain Matters. Each Party shall promptly provide the other Parties with written notice of: (a) any event, development or condition of which it obtains knowledge that is reasonably likely to cause any of the conditions set forth in Article 6 not to be satisfied, (b) the receipt of notice from any Person alleging that the consent of such Person may be required in connection with the Transactions and (c) the matters set forth on Schedule I attached hereto.

5.22 Can Merger Sub Matters. Prior to the effectiveness of the Registration Statement, PubCo shall (i) incorporate Can Merger Sub as a company incorporated under the laws of British Columbia that will be a direct wholly-owned subsidiary of PubCo incorporated solely for purposes of effecting the Transactions and (ii) following the formation, as the sole shareholder of Can Merger Sub, approve and adopt (and cause that Can Merger Sub approve, adopt and execute, as applicable) this Agreement, the Joinder Agreement, the Ancillary Documents to which Can Merger Sub is or will be a party and the transactions contemplated hereby and thereby (including the Transactions).

5.23 Cayman Merger Sub Matters. Prior to the effectiveness of the Registration Statement, PubCo shall (i) incorporate Cayman Merger Sub as a Cayman Islands exempted company that will be a direct wholly-owned subsidiary of PubCo incorporated solely for purposes of effecting the Transactions and (ii) following the formation, as the sole shareholder of Cayman Merger Sub, approve and adopt (and cause that Cayman Merger Sub approve, adopt and execute, as applicable) this Agreement, the Joinder Agreement, the Ancillary Documents to which Cayman Merger Sub is or will be a party and the transactions contemplated hereby and thereby (including the Transactions).

5.24 PubCo Articles. Prior to or in connection with the Amalgamation, PubCo shall cause to be adopted, and filed with the applicable Governmental Entity, the PubCo Articles.

5.25 Company Fairness Opinion. The Company shall, at its sole expense, retain Evans & Evans Inc., or another independent financial advisor of recognized standing selected by the Company Board, and shall use commercially reasonable efforts to cause the Company Board to receive the Company Fairness Opinion prior to the mailing of the Company Information Circular. The Company shall provide SPAC with a copy of the Company Fairness Opinion promptly following its receipt by the Company Board and, subject to the terms of the engagement of the financial advisor, shall obtain the financial advisor’s consent to the inclusion of the Company Fairness Opinion and references thereto in the Company Information Circular.

5.26 Schedule Supplements. From time to time prior to the Closing, the Company shall supplement or amend the Company Disclosure Schedules, and SPAC shall supplement or amend the SPAC Disclosure Schedules, with respect to any matter first arising after the date of this Agreement which, if existing or occurring on or prior to the date of this Agreement, would have been required to be set forth or described in such Schedules (each, a “Schedule Supplement”). Any Schedule Supplement shall be delivered to the other Parties promptly after the disclosing Party obtains knowledge of the applicable matter and in any event no later than ten (10) Business Days prior to the Closing Date. A Schedule Supplement delivered by a Party disclosing changes in facts after the date of this Agreement shall be deemed to amend the Company Disclosure Schedule or the SPAC Disclosure Schedule, as applicable, for purposes of determining whether the conditions set forth in Section 6.2(a) or Section 6.3(a), as applicable, have been satisfied as of the Closing Date if such changes in facts arise out of or are related to activities conducted by such Party in compliance with Section 5.1(b); all other Schedule Supplements shall be informational only and shall not amend the Company Disclosure Schedules or the SPAC Disclosure Schedules, as applicable, or cure any inaccuracy in or breach of any representation or warranty of a Party for any purpose of this Agreement, including for purposes of determining whether the conditions set forth in Section 6.2(a) or Section 6.3(a), as applicable. For the avoidance of doubt, no Schedule Supplement shall (i) be deemed to cure any inaccuracy in or breach of any representation or warranty made as of the date of this Agreement or (ii) limit or otherwise affect any right of any Party to terminate this Agreement pursuant to Section 7.1.

6.	CONDITIONS TO CONSUMMATION OF THE TRANSACTIONS

6.1 Conditions to the Obligations of the Parties. The obligations of each Party to consummate the Transactions are subject to the satisfaction or, if permitted by applicable Law, waiver by SPAC and the Company of the following conditions:

(a) the Company Required Approval of the Company Arrangement Resolution shall have been approved at the Company Shareholders Meeting in accordance with the Interim Order and applicable Law;

(b) the Interim Order and the Final Order shall have been granted in form and substance satisfactory to SPAC and the Company, each acting reasonably, and shall not have been set aside or modified in a manner unacceptable to SPAC and the Company, each acting reasonably, on appeal or otherwise;

(c) the Arrangement Filings shall have been filed with the Registrar under the BCBCA in form and substance satisfactory to SPAC and the Company, each acting reasonably;

(d) each applicable waiting period or Consent under each Foreign Antitrust Law set forth on Section 6.1(d) of the SPAC Disclosure Schedules relating to the Transactions, and any agreement with any Governmental Entity not to consummate the Transactions, shall have expired, been terminated or obtained (or deemed, by applicable Law, to have been obtained), as applicable;

(e) no Order or Law issued by any court of competent jurisdiction or other Governmental Entity or other legal restraints or prohibition preventing the consummation of the Transactions shall be in effect;

(f) the Registration Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC that remains in effect with respect to the Registration Statement, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC and remain pending;

(g) the SPAC Shareholder Approval shall have been obtained;

(h) immediately after giving effect to the Transactions (including the Transaction Financings and the SPAC Shareholder Redemptions), PubCo will have, on a consolidated basis, at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act);

(i) PubCo’s initial listing application with Nasdaq or other Exchange as mutually agreed between SPAC and the Company, as applicable, in connection with the Transactions shall have been approved and, immediately following the Closing, PubCo shall satisfy any applicable initial and continuing listing requirements of Nasdaq or other relevant Exchange, as applicable, and no Party shall have received any notice of non-compliance therewith that has not been cured or would not be cured at or immediately following the Closing, and the PubCo Shares and PubCo SPAC Warrants to be issued pursuant to the Transactions shall have been approved for listing on Nasdaq or other relevant Exchange, as applicable; and

(j) the Transaction Support Agreements shall continue to be in full force and effect.

6.2 Other Conditions to the Obligations of SPAC. The obligations of SPAC to consummate the Transactions are subject to the satisfaction or, if permitted by applicable Law, waiver by SPAC of the following further conditions:

(a) (i) the Company Fundamental Representations shall be true and correct in all respects (except for de minimis inaccuracies) as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects (except for de minimis inaccuracies) as of such earlier date), and (ii) the representations and warranties of the Company set forth in Article 3 (other than the Company Fundamental Representations) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth herein) as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except for any failures to be true and correct that, individually or in the aggregate, have not had or would not reasonably be expected to have a Company Material Adverse Effect;

(b) the Group Companies shall have performed and complied with in all material respects the covenants and agreements required to be performed or complied with by the Group Companies under this Agreement at or prior to the Closing;

(c) since the date of this Agreement, no Company Material Adverse Effect has occurred that is continuing;

(d) Arrangement Dissent Rights have not been validly exercised, and not withdrawn or deemed to have been withdrawn, with respect to 5.0% or more of the issued and outstanding Company Shares;

(e) each of the Company Shareholder Agreements shall have been terminated or cancelled effective as of Closing and the rights, obligations and entitlements arising thereunder shall have been released, without any ongoing liability or obligation to any Group Company, PubCo or SPAC in connection with such termination, cancellation or release, in each case consistent with, and as provided in, the Plan of Arrangement;

(f) at or prior to the Closing, the Company shall have delivered, or caused to be delivered, to SPAC the following documents:

(i) a certificate duly executed by an authorized officer of the Company (without personal liability), dated as of the Closing Date, to the effect that the conditions specified in Sections 6.2(a) through 6.2(e) are satisfied, in a form and substance reasonably satisfactory to SPAC;

(ii) the Registration Rights Agreement duly executed by the applicable Company Shareholders;

(iii) the consents, agreements and other matters referenced on Schedule I hereto, each in form and substance acceptable to SPAC in its sole discretion;

(iv) Company Lock-Up Agreements duly executed by each of the Persons listed on Schedule III hereto.

6.3 Other Conditions to the Obligations of the Company. The obligations of the Company and PubCo to consummate the Transactions are subject to the satisfaction or, if permitted by applicable Law, waiver by the Company of the following further conditions:

(a) (i) the SPAC Fundamental Representations shall be true and correct in all respects (except for de minimis inaccuracies) as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects (except for de minimis inaccuracies) as of such earlier date), and (ii) the representations and warranties of SPAC contained in Article 4 (other than the SPAC Fundamental Representations) shall be true and correct (without giving effect to any limitation as to “materiality” or “SPAC Material Adverse Effect” or any similar limitation set forth herein) as of the date of this Agreement and the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), except for any failures to be true and correct that, individually or in the aggregate, have not had or would not reasonably be expected to have a SPAC Material Adverse Effect;

(b) SPAC shall have performed and complied with in all material respects the covenants and agreements required to be performed or complied with by it under this Agreement at or prior to the Closing;

(c) since the date of this Agreement, no SPAC Material Adverse Effect has occurred that is continuing;

(d) SPAC shall have made all necessary and appropriate arrangements with the Trustee to have all of the funds held in the Trust Account disbursed from the Trust Account as promptly as practicable on the Closing Date;

(e) at or prior to the Closing, SPAC shall have delivered, or caused to be delivered, the following documents to the Company:

(i) a certificate duly executed by an authorized officer of SPAC (without personal liability), dated as of the Closing Date, to the effect that the conditions specified in Section 6.3(a), Section 6.3(b) and Section 6.3(c) are satisfied in a form and substance reasonably satisfactory to the Company;

(ii) the Registration Rights Agreement duly executed by SPAC and the Sponsor; and

(iii) written resignations from each of the directors and officers of SPAC.

6.4 Frustration of Closing Conditions. The Company may not rely on the failure of any condition set forth in this Article 6 to be satisfied if such failure was proximately caused by the Company’s failure to use reasonable best efforts to cause the Closing to occur, as required by Section 5.2 or a breach of this Agreement. SPAC may not rely on the failure of any condition set forth in this Article 6 to be satisfied if such failure was proximately caused by SPAC’s failure to use reasonable best efforts to cause the Closing to occur, as required by Section 5.2 or a breach of this Agreement.

7.	TERMINATION

7.1 Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing, notwithstanding any requisite approval and adoption of this Agreement and the Transactions by the shareholders of any Party, as follows:

(a) by mutual written consent of SPAC and the Company;

(b) by SPAC, if any of the representations or warranties set forth in Article 3 shall not be true and correct or if the Company has failed to perform any covenant or agreement set forth in this Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 6.2(a) or Section 6.2(b) could not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to the Company by SPAC, and (ii) the Termination Date; provided, however, that SPAC is not then in breach of this Agreement so as to prevent the condition to Closing set forth in either Section 6.3(a) or Section 6.3(b) from being satisfied;

(c) by the Company, if any of the representations or warranties set forth in Article 4 shall not be true and correct or if SPAC has failed to perform any covenant or agreement set forth in this Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 6.3(a) or Section 6.3(b) could not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to SPAC by the Company and (ii) the Termination Date; provided, however, the Company is not then in breach of this Agreement so as to prevent the condition to Closing set forth in Section 6.2(a) or Section 6.2(b) from being satisfied;

(d) by either SPAC or the Company, if the Transactions shall not have been consummated on or prior to June 30, 2027 (the “Termination Date”); provided that the right to terminate this Agreement under this Section 7.1(d) shall not be available to any Party whose action or failure to act has been a principal cause of or resulted in the failure of the Closing to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

(e) by either SPAC or the Company, if any Governmental Entity shall have issued an Order or Law permanently enjoining, restraining or otherwise prohibiting the consummation of the Transactions and such Order or Law shall have become final and non-appealable;

(f) by either SPAC or the Company if the SPAC Shareholders Meeting has been held (including any adjournment or postponement thereof), has concluded, SPAC’s shareholders have duly voted and the SPAC Shareholder Approval was not obtained; provided, however, that neither SPAC nor the Company may terminate this Agreement pursuant to this Section 7.1(f) if the failure to obtain the SPAC Shareholder Approval has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement;

(g) by either SPAC or the Company, if the Company Required Approval in respect of the Company Arrangement Resolution shall not have been obtained at the Company Shareholders Meeting in accordance with the Interim Order and applicable Law; provided, however, that neither SPAC nor the Company may terminate this Agreement pursuant to this Section 7.1(g) if the failure to obtain the Company Required Approval has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement;

(h) by the Company prior to receipt of the SPAC Shareholder Approval, in the event of a Change in Recommendation;

(i) by SPAC if, after the date of this Agreement, there has occurred a Company Material Adverse Effect that is continuing and is incapable of being cured prior to the Termination Date;

(j) by SPAC, upon written notice to the Company, if the Company fails to deliver any Required Company Financial Statement or other material financial statement or financial information required to be delivered pursuant to Section 5.15 within ten (10) Business Days following a written request therefor from SPAC; provided that if such delivery is not within the Company’s control, then such termination shall not be effective unless such failure is not cured within thirty (30) Business Days after written notice thereof from SPAC specifying the undelivered item; provided, however, that SPAC shall not be entitled to terminate pursuant to this Section 7.1(j) if SPAC’s material breach of this Agreement was the principal cause of such failure; or

(k) by SPAC, upon written notice to the Company, if, within sixty (60) days following the date of this Agreement, (i) the Company fails to deliver to SPAC Company Transaction Support Agreements duly executed by Company Shareholders who together own or control sixty-six and two-thirds percent (66 2/3%) or more of the voting power of the Company (calculated in the aggregate together with the voting power subject to previously executed and delivered Company Transaction Support Agreements) or (ii) SPAC and the Company are unable reasonably and in good faith to agree in writing on the form and substance of the Company Lock-Up Agreements, taking into account the advice and recommendations of placement agent advisors to SPAC, the Company and PubCo in connection with the Transaction Financings.

7.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 7.1, this entire Agreement shall forthwith become void (and there shall be no Liability or obligation on the part of the Parties and their respective Non-Party Affiliates) with the exception of Section 5.3 (other than Section 5.3(b)), this Section 7.2, Article 8 and any corresponding definitions set forth in Article 1 (to the extent related to the foregoing), each of which shall survive such termination and remain valid and binding obligations of the Parties. Notwithstanding the foregoing or anything to the contrary herein, the termination of this Agreement pursuant to Section 7.1 shall not affect any Liability on the part of any Party for any willful or material breach of this Agreement or fraud (involving scienter) prior to such termination.

8.	MISCELLANEOUS

8.1 Non-Survival. The representations and warranties, agreements and covenants in this Agreement and in any certificate, statement or instrument delivered pursuant to this Agreement shall terminate at the Closing, except for (a) those covenants and agreements that by their terms expressly contemplate performance in whole or in part after the Closing (including without limitation Section 2.17 and Section 5.3 (other than Section 5.3(b)), (b) this Article 8, and (c) any corresponding definitions set forth in Article 1.

8.2 Entire Agreement; Assignment. This Agreement, together with the Ancillary Documents, including any exhibits and schedules attached hereto or thereto, constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. This Agreement may not be assigned by any Party (whether by operation of law or otherwise) without the prior written consent of SPAC and the Company. Any attempted assignment of this Agreement not in accordance with the terms of this Section 8.2 shall be void.

8.3 Amendment. This Agreement may be amended or modified only by a written agreement executed and delivered by SPAC, PubCo and the Company. This Agreement may not be modified or amended except as provided in the immediately preceding sentence and any purported amendment by any Party or Parties effected in a manner which does not comply with this Section 8.3 shall be void, ab initio.

8.4 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by e-mail (having obtained electronic delivery confirmation thereof), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the respective Parties at the addresses set forth on Schedule IV hereto, or to such other address as the Party to whom notice is given may have previously furnished to the others in writing in the manner set forth herein.

8.5 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts executed in and to be performed in that State, except to the extent mandatorily governed by the laws of the Province of British Columbia (including the federal laws of Canada applicable therein), including the provisions relating to the Arrangement and the Plan of Arrangement.

8.6 Fees and Expenses. Except as otherwise set forth in this Agreement, all fees and expenses incurred in connection with this Agreement, the Ancillary Documents and the Transactions, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the Party incurring such fees or expenses; provided that, for the avoidance of doubt, (a) if this Agreement is terminated in accordance with its terms, other than pursuant to Section 7.1(h), the Company shall pay, or cause to be paid, all Unpaid Company Expenses and SPAC shall pay, or cause to be paid, all Unpaid SPAC Expenses; (b) if this Agreement is terminated by the

Company pursuant to Section 7.1(h), SPAC shall pay, cause to be paid, or reimburse, all Company Expenses, up to an aggregate amount of US$3,000,000, and pay or cause to be paid all Unpaid SPAC Expenses; and (c) if the Closing occurs, then PubCo shall pay, or cause to be paid, all Unpaid SPAC Expenses and all Unpaid Company Expenses.

8.7 Exhibits and Schedules. All Exhibits and Schedules, or documents expressly incorporated into this Agreement, are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full in this Agreement. The Schedules shall be arranged in sections and subsections corresponding to the numbered and lettered Sections and subsections set forth in this Agreement. Any item disclosed in the Company Disclosure Schedules or in the SPAC Disclosure Schedules corresponding to any Section or subsection of Article 3 (in the case of the Company Disclosure Schedules) or Article 4 (in the case of the SPAC Disclosure Schedules) shall be deemed to have been disclosed with respect to every other section and subsection of Article 3 (in the case of the Company Disclosure Schedules) or Article 4 (in the case of the SPAC Disclosure Schedules), as applicable, where the relevance of such disclosure to such other Section or subsection is reasonably apparent on the face of the disclosure. The information and disclosures set forth in the Schedules that correspond to the section or subsections of Article 3 or Article 4 may not be limited to matters required to be disclosed in the Schedules, and any such additional information or disclosure is for informational purposes only and does not necessarily include other matters of a similar nature.

8.8 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party and its successors and permitted assigns. Except for the right of (a) the SPAC D&O Persons and the Company D&O Persons as provided in Section 5.12 and Section 5.13, respectively, and (b) the Non-Party Affiliates pursuant to the subsequent sentence of this Section 8.8, which the Parties acknowledge and agree are express third party beneficiaries of this Agreement, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement. Each of the Non-Party Affiliates shall be an express third-party beneficiary of Section 8.12 and this Section 8.8 (to the extent related to the foregoing).

8.9 Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable Law, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable Law, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the Transactions are consummated as originally contemplated to the greatest extent possible.

8.10 Counterparts; Electronic Signatures. This Agreement and each Ancillary Document (including any of the closing deliverables contemplated hereby) may be executed in one (1) or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement or any Ancillary Document (including any of the closing deliverables contemplated hereby) by electronic transmission (including by e-mail or scanned pages), as well as electronically or digitally executed counterparts (such as DocuSign), shall be effective as delivery of a manually executed counterpart to this Agreement or any such Ancillary Document.

8.11 Knowledge of Company; Knowledge of SPAC. For all purposes of this Agreement, the phrase “to the Company’s knowledge” and “known by the Company” and any derivations thereof means as of the applicable date, the actual knowledge, after reasonable inquiry, of the individuals set forth on Section 8.11(a) of the Company Disclosure Schedules. For all purposes of this Agreement, the phrase “to SPAC’s knowledge” and “to the knowledge of SPAC” and any derivations thereof means as of the applicable date, the actual knowledge, after reasonable inquiry, of the individuals set forth on Section 8.11(b) of the SPAC Disclosure Schedules. For the avoidance of doubt, none of the individuals set forth on Section 8.11(a) of the Company Disclosure Schedules or Section 8.11(b) of the SPAC Disclosure Schedules shall have any personal Liability or obligations regarding such knowledge.

8.12 No Recourse. This Agreement may only be enforced against, and any action for breach of this Agreement may only be made against, the Parties severally in respect of their respective several obligations under this Agreement, and none of the Non-Party Affiliates shall have any Liability arising out of or relating to this Agreement, the Plan of Arrangement, the other Ancillary Documents or the Transactions, including with respect to any claim (whether in tort, contract or otherwise), their negotiation, execution, performance, or breach or in respect of any written or oral representations made or alleged to be made in connection herewith or therewith, and each Party waives and releases all such Liabilities against any such Non-Party Affiliates.

8.13 Extension; Waiver. At any time prior to the Closing (a) the Company may (i) extend the time for the performance of any of the obligations or other acts of SPAC set forth herein, (ii) waive any inaccuracies in the representations and warranties of SPAC set forth herein or in any document delivered by SPAC or (iii) waive compliance by SPAC with any of the agreements or conditions set forth herein and (b) SPAC may (i) extend the time for the performance of any of the obligations or other acts of the Company set forth herein, (ii) waive any inaccuracies in the representations and warranties of the Company set forth herein or in any document delivered by the Company or (iii) waive compliance by the Company with any of the agreements or conditions set forth herein. Any such extension or waiver shall be valid if set forth in a written instrument signed by the Party to be bound thereby. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any Party to assert any of its rights hereunder shall not constitute a waiver of such rights.

8.14 Waiver of Jury Trial. THE PARTIES EACH HEREBY WAIVE, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY PROCEEDING (I) ARISING UNDER THIS AGREEMENT OR UNDER ANY ANCILLARY DOCUMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY ANCILLARY DOCUMENT OR ANY OF THE TRANSACTIONS RELATED HERETO OR THERETO OR ANY FINANCING IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREBY, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND

WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES EACH HEREBY AGREE AND CONSENT THAT ANY SUCH PROCEEDING SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.14.

8.15 Submission to Jurisdiction. Except as it relates to the Arrangement and the Plan of Arrangement, each of the Parties irrevocably and unconditionally submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction, any other state or federal court located in the State of Delaware), for the purposes of any Proceeding (a) arising under this Agreement or under any Ancillary Document or (b) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Ancillary Document or any of the Transactions, and irrevocably and unconditionally waives any objection to the laying of venue of any such Proceeding in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding has been brought in an inconvenient forum. Each Party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Proceeding against such Party (i) arising under this Agreement or under any Ancillary Document or (ii) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Ancillary Document or any of the Transactions, (A) any claim that such Party is not personally subject to the jurisdiction of the courts as described in this Section 8.15 for any reason, (B) that such Party or such Party’s property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) that (x) the Proceeding in any such court is brought against such Party in an inconvenient forum, (y) the venue of such Proceeding against such Party is improper or (z) this Agreement, or the subject matter hereof, may not be enforced against such Party in or by such courts. Each Party agrees that service of any process, summons, notice or document by registered mail or internationally recognized courier service to such party’s respective address set forth on Schedule IV hereto shall be effective service of process for any such Proceeding.

8.16 Remedies. Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their respective obligations under the provisions of this Agreement

(including failing to take such actions as are required of them hereunder to consummate the Transactions) in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without posting a bond or undertaking and without proof of damages and this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.

8.17 Trust Account Waiver. Reference is made to the final prospectus of SPAC, filed with the SEC (File No. 333-291013) on February 17, 2026 (the “Prospectus”). Each Party other than SPAC (each an “Other Party” and, collectively, the “Other Parties”) acknowledges and agrees and understands that SPAC has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the “IPO”) and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of SPAC’s public shareholders (including overallotment shares acquired by SPAC’s underwriters), and SPAC may disburse monies from the Trust Account only in the express circumstances described in the Prospectus. For and in consideration of SPAC entering into this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each Other Party hereby agrees that, notwithstanding the foregoing or anything to the contrary in this Agreement, no Other Party, does now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any proposed or actual business relationship between SPAC, on the one hand, and, such Other Party, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Trust Account Released Claims”). Each Other Party, hereby irrevocably waives any Trust Account Released Claims that it or any of its Representatives may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, or Contracts with SPAC or its Representatives and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of any agreement with SPAC or its Affiliates). The foregoing notwithstanding, (a) nothing herein shall serve to limit or prohibit the Company’s or PubCo’s right to pursue a claim against SPAC pursuant to this Agreement for legal relief against monies or other assets of SPAC held outside the Trust Account or for specific performance or other equitable relief in connection with the Transactions, or for fraud in the making of the representations and warranties in Article 4; and (b) nothing herein shall serve to limit or prohibit any claims that the Company or PubCo may have in the future pursuant to this Agreement against SPAC’s assets or funds that are not held in (or are released from) the Trust Account.

8.18 Legal Representation. The Parties agree that, notwithstanding the fact that Morgan, Lewis & Bockius LLP and Stikeman Elliott LLP (together, “SPAC Counsel”) may have, prior to the Closing, jointly represented SPAC and the Sponsor in connection with this Agreement, the Ancillary Documents and the Transactions, and has also represented SPAC, the Sponsor and their respective Affiliates in connection with matters other than the Transactions, SPAC Counsel will be permitted in the future, after the Closing, to represent the Sponsor or its Affiliates in connection with matters in which such Persons are adverse to PubCo, SPAC or any of their respective Affiliates, including any disputes arising out of, or related to, this Agreement. The Company and PubCo, who are or have the right to be represented by independent counsel in connection with the Transactions, hereby agree, in advance, to waive (and to cause their Affiliates to waive) any actual or potential conflict of interest that may hereafter arise in connection with SPAC Counsel’s future representation of one (1) or more of the Sponsor or its Affiliates in which the interests of such Person are adverse to the interests of PubCo, SPAC and the Company or any of their respective Affiliates in connection with any matters that arise out of this Agreement or that are substantially related to this Agreement or to any prior representation by SPAC Counsel of the Sponsor, SPAC or any of their respective Affiliates. The Parties acknowledge and agree that, for the purposes of the attorney-client privilege, the Sponsor shall be deemed the client of SPAC Counsel with respect to the negotiation, execution and performance of this Agreement and the Ancillary Documents. All such communications shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to the Sponsor, shall be controlled by the Sponsor and shall not pass to or be claimed by PubCo or SPAC; provided, that nothing contained herein shall be deemed to be a waiver by PubCo, SPAC or any of their respective Affiliates of any applicable privileges or protections that can or may be asserted to prevent disclosure of any such communications to any third party.

* * * * *

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

ARMADA ACQUISITION CORP. III

By:	/s/ Stephen P. Herbert
Name: Stephen P. Herbert
Title: Chief Executive Officer & Chairman

By:	/s/ Douglas M. Lurio
Name: Douglas M. Lurio
Title: President, Chief Financial Officer & Director

ARMADA SPONSOR III, LLC

By:	/s/ Stephen P. Herbert
Name: Stephen P. Herbert
Title: Managing Member

By:	/s/ Douglas M. Lurio
Name: Douglas M. Lurio
Title: Managing Member

BRAINS BIOCEUTICAL CORP.

By:	/s/ Rick Brar
Name: Rick Brar
Title: Chief Executive Officer & Chairman

BRAINS THERAPEUTICS CORP.

By:	/s/ Rick Brar
Name: Rick Brar
Title: Authorized Signatory

[Signature Page to Business Combination Agreement]

Exhibit A

Form of SPAC Transaction Support Agreement

[***]

A-1

Exhibit B

Pro Forma Capitalization Table

[***]

B-1

Exhibit C

Form of Company Transaction Support Agreement

[***]

C-1

Exhibit D

Plan of Arrangement

[***]

D-1

Exhibit 10.1

FORM OF COMPANY SUPPORT AGREEMENT

This Company Support Agreement (this “Agreement”) is made as of October 31, 2026, by and among Brains Bioceutical Corp., a company incorporated under the laws of British Columbia (the “Company”), Brains Therapeutics Corp., a company incorporated under the laws of British Columbia (“PubCo”), Armada Acquisition Corp. III, a Cayman Islands exempted company (“SPAC”), and the undersigned shareholders of the Company (each a “Voting Party”, and collectively, the “Voting Parties”).

Capitalized terms used herein that are not defined herein have the respective meanings set forth in that certain Business Combination Agreement of even date herewith by and among SPAC, Armada Sponsor III, LLC, a Delaware limited liability company, the Company and PubCo (the “Business Combination Agreement”).

WHEREAS, pursuant to the Business Combination Agreement, on the day which is one (1) Business Day prior to the Closing Date, Cayman Merger Sub will merge with and into SPAC with SPAC as the surviving entity pursuant to a plan of merger under the laws of the Cayman Islands (the “Cayman Merger”), and in connection therewith SPAC will become a wholly owned subsidiary of PubCo;

WHEREAS, on the Closing Date and pursuant to the Plan of Arrangement, after the consummation of the Transaction Financing, Can Merger Sub and the Company will amalgamate in accordance with the terms of the Plan of Arrangement (the “Amalgamation”), and pursuant to the Amalgamation the Company will become a wholly owned subsidiary of PubCo; and

WHEREAS, as a condition to the willingness of SPAC and PubCo to enter into the Business Combination Agreement, and as an inducement and in consideration therefor, and in view of the expenses and efforts to be undertaken by SPAC and PubCo to consummate the Transactions, as well as the valuable consideration to be received by each of the Voting Parties as a result of the Transactions, the Company, PubCo, SPAC and each of the Voting Parties desire to enter into this Agreement in order for each of the Voting Parties to provide certain assurances to SPAC and PubCo regarding the manner in which such Voting Parties are bound hereunder to vote their respective Subject Securities (as defined below) during the Voting Period (as defined below) with respect to the Business Combination Agreement and the Transactions.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto hereby agree as follows:

1. Definitions. As used herein, the term “Subject Securities” shall mean, with respect to a Voting Party, the securities of the Company set out opposite such Voting Party’s name in Annex A, together with any other securities of the Company beneficially owned (as determined in accordance with Rule 13d-3 under the Exchange Act) (“Beneficially Owned” or “Beneficial Ownership”) by such Voting Party, including any and all securities of the Company acquired directly or indirectly by the Voting Party subsequent to the date hereof, and includes any and all securities which such Subject Securities may be converted into, exchanged for or otherwise changed into, and, for greater certainty, includes, as applicable, all Company Shares, Company Options and Company Warrants held by such Voting Party. For the avoidance of doubt, “Beneficially Owned” and “Beneficial Ownership” includes record ownership of securities.

2. Representations and Warranties of the Voting Parties. Each Voting Party on its own behalf hereby represents and warrants to each of the Company, PubCo and SPAC, severally and not jointly, with respect to such Voting Party and such Voting Party’s Beneficial Ownership of its Subject Securities set forth on Annex A as follows:

(a) Authority. Voting Party (i) if applicable, is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of the jurisdiction of its organization and (ii) has all requisite power and authority and has taken all corporate or other action necessary in order or, if applicable, the legal capacity and competence, to enter into this Agreement, to perform fully Voting Party’s obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly and validly authorized, executed and delivered by Voting Party. Assuming the due and valid authorization, execution and delivery hereof by the Company, PubCo and SPAC, this Agreement constitutes a valid and binding obligation of Voting Party enforceable against Voting Party in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by principles governing the availability of equitable remedies.

(b) No Consent. No consent, approval or authorization of, or registration, designation, declaration or filing with, any Governmental Entity or other Person on the part of Voting Party is required in connection with the execution, delivery and performance of this Agreement.

(c) No Conflicts. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, nor compliance with the terms hereof, will violate, conflict with or result in a breach of, or constitute a default (with or without notice or lapse of time or both) under any provision of, Voting Party’s Governing Documents, any trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise, license, judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to Voting Party or to Voting Party’s property or assets (including the Subject Securities) that would reasonably be expected to prevent or delay the consummation of the Transactions or that would reasonably be expected to prevent Voting Party from fulfilling his, her or its obligations under this Agreement.

(d) Ownership of Shares. Except pursuant to the arrangements referred to in the following sentence or as set out in Annex A, Voting Party (i) Beneficially Owns its Subject Securities, free and clear of all Liens (other than transfer restrictions under applicable Securities Laws) and (ii) has the sole power to vote or cause to be voted its Subject Securities, and Annex A sets forth a true, complete and correct list of all securities of the Company Beneficially Owned by such Voting Party. Except pursuant hereto and pursuant to (A) the Company’s Governing Documents, (B) the Company Shareholder Agreements, (C) the Company Transaction Support Agreements, and (D) any agreement granting equity or equity-based compensation awards (collectively the documents referred to in the immediately preceding clauses (A)-(D), the “Company Affiliate Agreements”), there are no options, warrants or other rights, agreements,

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arrangements or commitments of any character to which Voting Party is a party relating to the pledge, acquisition, disposition, giving of proxy, transfer or voting of Subject Securities prior to the consummation of the Transactions and there are no voting trusts, proxies or voting agreements with respect to the Subject Securities. Voting Party does not Beneficially Own or otherwise have any direct or indirect interest in any Subject Securities, other than the Subject Securities set forth opposite Voting Party’s name on Annex A.

(e) No Litigation. There is no Proceeding pending against, or, to the knowledge of Voting Party, threatened against, Voting Party that would reasonably be expected to impair or adversely affect the ability of Voting Party to perform Voting Party’s obligations hereunder or to consummate the transactions contemplated by this Agreement.

(f) Business Combination Agreement. Each Voting Party understands and acknowledges that SPAC, PubCo and the Company are entering into the Business Combination Agreement in reliance upon such Voting Party’s execution and delivery of this Agreement. Such Voting Party has received a copy of the Business Combination Agreement, including the Plan of Arrangement attached as Exhibit B thereto, and is familiar with the provisions of the Business Combination Agreement.

3. Agreement to Vote Subject Securities; Irrevocable Proxy; Further Assurances.

(a) Prior to the earlier of (x) the date on which this Agreement is terminated in accordance with its terms and (y) the Closing Date (the “Voting Period”), each Voting Party irrevocably and unconditionally agrees that he, she or it shall, at any meeting (or in connection with any request for action by written consent) of the shareholders or other securityholders of the Company at which the matters described in clauses (i) and (ii) below are considered and at every adjournment or postponement thereof, (x) cause the Subject Securities that such Voting Party Beneficially Owns to be counted as present thereat for the purpose of establishing a quorum, (y) vote or cause to be voted Voting Party’s Subject Securities and (z) execute a written consent or consents if shareholders or other securityholders of the Company are requested to vote their securities through the execution of an action by written consent (which written consent shall be delivered promptly, and in any event within seventy-two (72) hours after the Company requests such delivery), in each case to the extent such Subject Securities are entitled to vote thereon pursuant to the Company’s Governing Documents, the Interim Order or otherwise: (i) in favor of (A) the approval, consent, ratification and adoption of the Company Arrangement Resolution and the Transactions, (B) any proposal to adjourn or postpone the Company Shareholders Meeting to a later date if there are not sufficient votes for approval, consent, ratification and adoption of the Company Arrangement Resolution and the Transactions, and (C) any other matter reasonably necessary to the consummation of the Transactions and the other matters contemplated by the Business Combination Agreement and considered and voted upon by the shareholders or other securityholders of the Company; and (ii) against (other than as contemplated by the Transactions) (A) any proposal or offer from any Person (other than SPAC or any of its Affiliates) concerning (1) a merger, consolidation, liquidation, recapitalization, amalgamation, arrangement, share exchange or other business combination transaction involving the Company, (2) the issuance or acquisition of shares of capital stock or other equity securities of the Company, or (3) the sale, lease, exchange or other disposition of any significant portion of the Company’s properties or assets; (B) any action, proposal, transaction or agreement that could reasonably be expected to

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result in a breach of any covenant or obligation of the Company set forth in the Business Combination Agreement, or in any representation or warranty of the Company set forth in the Business Combination Agreement becoming inaccurate; and (C) any action, proposal, transaction or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Transactions or the fulfillment of the Company’s conditions under the Business Combination Agreement or change in any manner the voting rights of any class of shares of the Company (including any amendments to the Governing Documents), except as contemplated by this Agreement, the Business Combination Agreement or the Transactions. Without limiting the foregoing, each Voting Party shall deliver or cause to be delivered, no later than ten (10) Business Days prior to the date of the Company Shareholders Meeting (or any adjournment or postponement thereof), a duly completed and executed proxy or voting instruction form in respect of all of its Subject Securities entitled to vote thereat, voting in favour of the Company Arrangement Resolution and the Transactions and any other matters, as set forth in clause (i) of the prior sentence, that are presented for vote or consent and shall provide a copy thereof to SPAC promptly following delivery.

(b) During the term of this Agreement, each Voting Party irrevocably and unconditionally consents to the details of this Agreement being set out in the materials to be submitted to the Court in connection with the Arrangement and in the Company Information Circular to be prepared in connection with the Company Shareholders Meeting, the Signing Filing, the Registration Statement, and in the form of this Agreement to be filed with the SEC and any other Governmental Entity, in connection with the Transactions.

(c) Irrevocable Proxy.

(i) Each Voting Party hereby appoints each of Ricky Brar, the CEO of the Company, and Jas Kalsi, the CFO of the Company, acting individually, and any designee of either of them, and each of them individually, as its proxies and attorneys-in-fact, with full power of substitution and resubstitution, to vote or act by written consent during the term of this Agreement with respect to the Subject Securities in accordance with Section 3(a) hereof. This proxy and power of attorney is given solely for the purpose, and only to the extent, of attending any meeting of the Company’s shareholders or other securityholders and voting the Voting Party’s Subject Securities on the matters described in Section 3(a) hereof.

(ii) The proxy and power of attorney granted in this Section 3(c) may be exercised only as follows:

(1) at a meeting of the Company’s shareholders or other securityholders, or any adjournment or postponement thereof, held after the Registration Statement has been declared effective and the Proxy Statement / Prospectus has been mailed to the Company’s securityholders as required under the Interim Order, and only if the Voting Party has failed to comply with his, her or its obligations as set forth in Section 3(a); or

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(2) by written consent, if shareholder or securityholder action is taken that way, but only after the effectiveness and mailing conditions in clause (1) have been met and in accordance with applicable Securities Law.

(iii) The proxy and power of attorney granted hereby covers only the matters set forth in Section 3(a) hereof and the Persons named in Section 3(c)(i) hereof may not use it to vote on any other matter or in a way that would (1) reduce or change the form of the Exchange Consideration or (2) otherwise amend the Business Combination Agreement in a way that is materially adverse to Voting Party. Voting Party keeps the right to vote his, her or its Subject Securities on all other matters.

(iv) Each Voting Party shall take such further action or execute such other instruments as may be necessary to effectuate the intent of the proxy granted hereby.

(v) The proxy and power of attorney granted by Voting Party hereby shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and shall revoke any and all prior proxies granted by Voting Party with respect to the Subject Securities. The power of attorney granted by Voting Party herein is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of Voting Party.

(vi) The proxy and power of attorney granted hereby shall terminate upon the termination of this Agreement.

(d) Each Voting Party hereby: (i) acknowledges and agrees that if such Voting Party is party to one or more Company Shareholder Agreements, then, notwithstanding anything set forth in the Company Shareholder Agreements or any other agreement, contract and/or arrangement (whether written or unwritten), at law or otherwise, to the contrary, (A) subject to and conditioned upon the occurrence of the Closing each of the Company Shareholder Agreements shall automatically terminate and be of no further force and effect (except as it relates to the lock-up provisions thereunder as provided for in the Plan of Arrangement) in accordance with its terms and the Plan of Arrangement, and (B) upon such termination, except as it relates to the lock-up provisions thereunder as provided for in the Plan of Arrangement, none of the Company, and, as applicable, such Voting Party or any of their respective Affiliates, shall have any further rights, obligations or liabilities under such Company Shareholder Agreements; (ii) unconditionally and irrevocably waives any and all pre-emptive rights, rights of first offer, rights of first refusal, rights of participation, co-sale rights, tag-along rights, redemption, retraction or put rights, anti-dilution or price protection rights, information rights, consent or approval rights and all other similar rights that such Voting Party may have in respect of the Arrangement and/or the Transactions (including the Transaction Financing), whether such rights arise from the Company’s Governing Documents, the Company Shareholder Agreements, or any other agreement, contract and/or arrangement (whether written or unwritten), at law or otherwise; and (iii) agrees to execute and deliver such instruments of termination, release and consent in respect of the Company Shareholder Agreements as the Company or SPAC may reasonably request in order to satisfy the condition set forth in Article 6 of the Business Combination Agreement relating to the termination of the Company Shareholder Agreements and to give effect to the Plan of Arrangement.

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4. No Voting Trusts or Other Arrangement. During the Voting Period, each Voting Party will not, and will not permit any entity under Voting Party’s control to, (a) deposit any Subject Securities in a voting trust, (b) grant any proxies with respect to the Subject Securities, (c) subject any of the Subject Securities to any arrangement with respect to the voting of the Subject Securities, or (d) make, or in any manner participate in, directly or indirectly, a “solicitation” of “proxies” or consents (as such terms are used in the rules of the SEC) or powers of attorney or similar rights to vote, or seek to advise or influence any Person with respect to the voting of, any Subject Securities in connection with any vote or other action with respect to the Transactions, in each case, except as contemplated in this Agreement or the Business Combination Agreement. Each Voting Party hereby revokes any and all previous proxies and attorneys in fact with respect to the Subject Securities. Without limiting the foregoing, each Voting Party shall not take, or permit any Person on its behalf to take, any action to withdraw, amend, revoke or invalidate any proxy, voting instruction form or written consent delivered pursuant to this Agreement unless this Agreement has been terminated in accordance with Section 9.

5. Other Covenants.

(a) During the Voting Period, each Voting Party will not, (i) directly or indirectly, transfer (including by operation of law), sell, offer, exchange, assign, hedge, swap, convert, pledge or otherwise dispose of or encumber (“Transfer”) any of such Voting Party’s Subject Securities or enter into any contract, option or other agreement with respect to, or consent to, a Transfer of, any of such Voting Party’s Subject Securities or Voting Party’s voting or economic interest therein, (ii) publicly announce any intention to effect any transaction specified in clause (i), (iii) knowingly take any action that would make any representation or warranty of such Voting Party contained herein untrue or inaccurate, or have the effect of preventing or disabling such Voting Party from performing its obligations under this Agreement, or (iv) take any action, nor permit its Representatives to take any action, to contest, oppose or interfere with the Company’s application pursuant to Division 5 of Part 9 of the BCBCA for the Interim Order or the Final Order or to otherwise contest or oppose the Arrangement or any of the Transactions before any Governmental Entity, or to solicit proxies or become a participant in a solicitation in opposition to or competition with the Company Arrangement Resolution or any of the Transactions or make any public statements with the intent to encourage any SPAC Shareholder to exercise any right to redeem any SPAC Class A Shares. Any attempted Transfer of Subject Securities or any interest therein in violation of this Section 5(a) shall be null and void. Notwithstanding the foregoing, this Section 5(a) shall not prohibit a Transfer of Subject Securities by any Voting Party in compliance with the lock-up agreement included in the Company Transaction Support Agreements to which such Voting Party is a party; provided, however, that in each case, the applicable transferees enter into a written joinder to this Agreement in form and substance reasonably acceptable to SPAC and PubCo by which such applicable transferees agree to be bound by this Agreement, and no such Transfer shall relieve the transferring Voting Party of its obligations hereunder.

(b) In the event of an equity distribution, or any change in the equity interests of the Company by reason of any equity distribution, equity split, recapitalization, combination, conversion, exchange of equity interests or the like, the term “Subject Securities” shall be deemed to refer to and include the Subject Securities as well as all such equity distributions and any securities into which or for which any or all of the Subject Securities may be changed or exchanged

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or which are received in such transaction. Each Voting Party shall notify SPAC, PubCo and the Company promptly in writing of the number and type of any changes to Voting Party’s ownership of or voting rights with respect to the Subject Securities, upon the Voting Party’s acquisition or commitment to acquire any additional Subject Securities or upon any other changes involving Voting Party relating to the equity interests or securities convertible or exercisable for equity interests of the Company.

(c) Each Voting Party shall not exercise any registration rights or other rights (to the extent such right would prevent, impede or delay or be inconsistent with the Transactions) of Voting Party pursuant to agreements between Voting Party and the Company with respect to any Subject Securities or such Voting Party’s status as a holder of Subject Securities, other than in compliance with this Agreement.

(d) Each Voting Party agrees to provide to SPAC, the Company, PubCo and their respective Representatives any information regarding such Voting Party or the Subject Securities that is reasonably requested by SPAC, PubCo, the Company, or their respective Representatives for inclusion in the Registration Statement (including the Proxy Statement / Prospectus), the Canadian Prospectus, the Company Information Circular and any materials to be filed with the Court in connection with the Arrangement.

(e) No Voting Party shall issue any press release or otherwise make any public statements with respect to the Transactions or the transactions contemplated herein without the prior written approval of the Company, PubCo and SPAC. Each Voting Party hereby authorizes the Company, PubCo and SPAC to publish and disclose in any announcement or disclosure required by the SEC, Nasdaq, the Court or applicable Law, or in the Registration Statement, the Proxy Statement / Prospectus, the Canadian Prospectus or the Company Information Circular (including all documents and schedules filed with the SEC in connection with the foregoing), such Voting Party’s identity and ownership of the Subject Securities and the nature of such Voting Party’s commitments and agreements under this Agreement, the Business Combination Agreement and any other Ancillary Documents.

6. Appraisal and Dissenters’ Rights. Each Voting Party hereby (a) waives to the fullest extent permitted by Law, and agrees not to assert or perfect, any rights of appraisal or rights to dissent (as applicable, or any similar rights) from the Transactions that Voting Party may have by virtue of ownership of the Subject Securities or otherwise, including the Arrangement Dissent Rights, and (b) agrees not to commence or participate in any claim, derivative or otherwise, against SPAC, the Company or PubCo or the members of their respective Boards of Directors relating to the negotiation, execution or delivery of this Agreement or the Business Combination Agreement or the consummation of the Transactions, including any claim (i) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or that would otherwise reasonably be expected to impede, frustrate, nullify, prevent, hinder, delay, upset, challenge or adversely affect the Transactions or (ii) alleging a breach of any fiduciary duty of the Board of Directors of SPAC, the Company or PubCo in connection with this Agreement, the Business Combination Agreement or the Transactions.

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7. Exercise of Rights. Each Voting Party shall not exercise any registration rights or other rights (solely to the extent such right would prevent, impede, or delay or be inconsistent with the Transactions) granted pursuant to the Company Affiliate Agreements with respect to any Subject Securities Beneficially Owned as of the date hereof or acquired and held in such capacity subsequent to the date hereof, other than in compliance with this Agreement.

8. Additional Matters. Each Voting Party shall, from time to time, (a) promptly execute and deliver, or cause to be promptly executed and delivered, such additional or further consents, documents and other instruments as SPAC, PubCo or the Company may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement or the Transactions, including, if applicable, execute and deliver to the Company, PubCo or the Exchange Agent (i) a letter of transmittal and (ii) any physical certificates representing such Voting Party’s Subject Securities (or a lost certificate affidavit in lieu of any such physical certificate), duly endorsed for transfer, (b) promptly take any other action in support of the Business Combination Agreement and any of the Transactions as shall be reasonably requested by SPAC, PubCo or the Company, and (c) refrain from exercising any veto right, consent right or similar right (whether under the Governing Documents of the Company or the BCBCA) which would impede, disrupt, prevent or otherwise adversely affect the consummation of the Transactions.

9. Termination. This Agreement shall automatically terminate upon the earliest to occur of (a) the Closing Date, (b) the date on which the Business Combination Agreement is terminated for any reason in accordance with its terms, and (c) with respect to any Voting Party, the amendment or modification of the Business Combination Agreement without his, her or its written consent to materially decrease, or change the form of, the consideration payable to the Voting Party or that otherwise adversely affects Voting Party in any material respect. This agreement may be terminated with respect to any Voting Party at any time by a written instrument duly executed by the Company, SPAC and PubCo and delivered to Voting Party. Upon termination of this Agreement, no party shall have any further rights, obligations or liabilities under this Agreement; provided, that nothing in this Section 9 shall relieve any party of liability for any breach of this Agreement occurring prior to termination and the provisions of Sections 11 through 14 shall survive any termination of this Agreement.

10. No Agreement as Director or Officer. Nothing in this Agreement will limit or affect any actions or omissions taken by a Voting Party (or any Affiliate, securityholder, partner, director, officer or employee of Voting Party) solely in his, her or its capacity as a director or officer of the Company or PubCo. Nothing in this Agreement will be construed to prohibit, limit or restrict a Voting Party (or any Affiliate, partner or employee of Voting Party) from exercising his or her fiduciary duties as an officer or director to the Company, PubCo or their respective Subsidiaries.

11. Specific Enforcement. The parties hereto agree that (a) irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, (b) each party shall be entitled to seek specific performance of the terms hereof and immediate injunctive relief and other equitable relief to prevent breaches, or threatened breaches, of this Agreement, without the necessity of proving the inadequacy of money damages as a remedy and without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity, (c) it may be difficult to prove damages with reasonable certainty, that it may be difficult to procure suitable substitute performance, and that injunctive relief and/or specific performance will not cause an undue hardship to the parties, (d) the existence of any other remedy contemplated by this

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Agreement does not diminish the availability of specific performance of the obligations hereunder or any other injunctive relief, and (e) in the event of any action by any other party for specific performance or injunctive relief, the first party will not assert that a remedy at law or other remedy would be adequate or that specific performance or injunctive relief in respect of such breach or violation should not be available on the grounds that money damages are adequate or any other grounds.

12. Entire Agreement. This Agreement, the Business Combination Agreement and, with respect to each Voting Party, any lock-up agreement entered into by such Voting Party in connection with the Transactions, together constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations, both written and oral, by or among the parties hereto with respect to the subject matter hereof.

13. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by e-mail (having obtained electronic delivery confirmation thereof), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to such party at such party’s addresses set forth on Annex B hereto, or, in each case, to such other address as the party to whom notice is given may have previously furnished to the others in writing in the manner set forth herein.

14. Miscellaneous.

(a) Section 8.3 (Amendment), Section 8.5 (Governing Law), Section 8.9 (Severability), Section 8.10 (Counterparts; Electronic Signatures), Section 8.13 (Extension; Waiver), Section 8.14 (Waiver of Jury Trial), Section 8.15 (Submission to Jurisdiction) and Section 8.17 (Trust Account Waiver) of the Business Combination Agreement are incorporated herein by reference, mutatis mutandis.

(b) Each Voting Party acknowledges that he, she or it has been advised to seek independent legal advice with respect to this Agreement and that it has either obtained such advice or consciously determined that it does not need such advice and that, in either case, it is entering into this Agreement of its own free will, under no compulsion or duress and that it understands and is aware of the terms and conditions hereof.

(c) The titles and captions in this Agreement are for reference purposes only, and shall not affect in any way the meaning or interpretation of this Agreement.

(d) Other than Transfers permitted by a Voting Party pursuant to Section 5(a), and then only on the terms therein, no party hereto may assign, directly or indirectly, including by operation of law, either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties. Subject to the foregoing sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns, and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. Any purported assignment or delegation made in violation of this provision shall be void and of no force or effect.

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(e) The representations, warranties, covenants and obligations of each Voting Party under this Agreement are several and not joint, and no Voting Party shall be liable for any breach of this Agreement by any other Voting Party. Except for liability arising out of such Voting Party’s own breach of this Agreement, no Voting Party (in its capacity as a holder of Subject Securities) shall have any liability for any claims, losses, damages or other obligations resulting from or relating to the Business Combination Agreement, including any breach by the Company of the Business Combination Agreement.

[Remainder of page intentionally left blank]

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IN WITNESS WHEREOF, each of the undersigned has caused its duly authorized representative to execute and deliver this Agreement as of the date first written above.

COMPANY:

BRAINS BIOCEUTICAL CORP.

By:
Name:
Title:

PUBCO:

BRAINS THERAPEUTICS CORP.

By:
Name:
Title:

[Company and PubCo Signature Page to Company Support Agreement]

IN WITNESS WHEREOF, each of the undersigned has caused its duly authorized representative to execute and deliver this Agreement as of the date first written above.

SPAC:

ARMADA ACQUISITION CORP. III

By:
Name:
Title:

[SPAC Signature Page to Company Support Agreement]

IN WITNESS WHEREOF, each of the undersigned has caused its duly authorized representative to execute and deliver this Agreement as of the date first written above.

VOTING PARTIES:

If an entity:

Name of Entity:

Signature:

Name of Signatory:

Title of Signatory:

If an individual:

____________________________________________________________
Name:

[Voting Parties Signature Page to Company Support Agreement]

Annex A

Voting Interests

[***]

Annex B

Notice Addresses

[***]

[***]

Exhibit 10.2

FORM OF SPAC SUPPORT AGREEMENT

This SPAC Support Agreement (this “Agreement”) is made as of October 31, 2026, by and among Armada Acquisition Corp. III, a Cayman Islands exempted company (“SPAC”), Armada Sponsor III, LLC, a Delaware limited liability company (“Sponsor”), each of the directors and officers of SPAC (together with Sponsor, the “Voting Parties” and each a “Voting Party”), Brains Bioceutical Corp., a company existing under the laws of British Columbia (the “Company”), and Brains Therapeutics Corp., a company incorporated under the laws of British Columbia (“PubCo”).

Capitalized terms used herein that are not defined herein have the respective meanings set forth in that certain Business Combination Agreement of even date herewith by and among SPAC, Sponsor, the Company and PubCo (the “Business Combination Agreement”).

WHEREAS, pursuant to the Business Combination Agreement, on the day which is one (1) Business Day prior to the Closing Date, Cayman Merger Sub will merge with and into SPAC with SPAC as the surviving entity pursuant to a plan of merger under the laws of the Cayman Islands (the “Cayman Merger”), and in connection therewith SPAC will become a wholly owned subsidiary of PubCo;

WHEREAS, on the Closing Date and pursuant to the Plan of Arrangement, after the consummation of the PIPE Financing and the Transaction Financing, Can Merger Sub and the Company will amalgamate in accordance with the terms of the Plan of Arrangement (the “Amalgamation”), and pursuant to the Amalgamation the Company will become a wholly owned subsidiary of PubCo; and

WHEREAS, as a condition to the willingness of the Company and PubCo to enter into the Business Combination Agreement, and as an inducement and in consideration therefor, and in view of the expenses and efforts to be undertaken by the Company and PubCo to consummate the Transactions, as well as the valuable consideration to be received by each of the Voting Parties as a result of the Transactions, SPAC, the Voting Parties, the Company and PubCo desire to enter into this Agreement in order for each of the Voting Parties to provide certain assurances to the Company and PubCo regarding the manner in which such Voting Parties are bound hereunder to vote their respective Voting Shares (as defined below) during the Voting Period (as defined below) with respect to the Business Combination Agreement and the Transactions.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto hereby agree as follows:

1. Definitions. As used herein, the term “Voting Shares” shall mean, taken together, all securities of SPAC beneficially owned (as determined in accordance with Rule 13d-3 under the Exchange Act, excluding shares of stock underlying unexercised options or warrants, but including any shares of stock acquired upon exercise of such options or warrants) (“Beneficially Owned” or “Beneficial Ownership”) by any Voting Party, including any and all securities of SPAC acquired and held in such capacity subsequent to the date hereof. For the avoidance of doubt, “Beneficially Owned” and “Beneficial Ownership” includes record ownership of securities.

2. Representations and Warranties of the Voting Parties. Each Voting Party on its own behalf hereby represents and warrants to each of PubCo and the Company, severally and not jointly, with respect to such Voting Party and such Voting Party’s Beneficial Ownership of its Voting Shares set forth on Annex A as follows:

(a) Authority. Voting Party (1) if applicable, is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of the jurisdiction of its organization and (ii) has all requisite power and authority and has taken all corporate or other action necessary in order and the legal capacity and competence to enter into this Agreement, to perform fully Voting Party’s obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly and validly authorized, executed and delivered by Voting Party. Assuming the due and valid authorization, execution and delivery hereof by the Company, SPAC and PubCo, this Agreement constitutes a valid and binding obligation of Voting Party enforceable against Voting Party in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by principles governing the availability of equitable remedies.

(b) No Consent. No consent, approval or authorization of, or registration, designation, declaration or filing with, any Governmental Entity or other Person on the part of Voting Party is required in connection with the execution, delivery and performance of this Agreement.

(c) No Conflicts. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, nor compliance with the terms hereof, will violate, conflict with or result in a breach of, or constitute a default (with or without notice or lapse of time or both) under any provision of, Voting Party’s Governing Documents, any trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise, license, judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to Voting Party or to Voting Party’s property or assets (including the Voting Shares) that would reasonably be expected to prevent or delay the consummation of the Transactions or that would reasonably be expected to prevent Voting Party from fulfilling his, her or its obligations under this Agreement.

(d) Ownership of Shares. Except pursuant to the arrangements referred to in the following sentence, each Voting Party (i) Beneficially Owns its Voting Shares free and clear of all Liens (other than transfer restrictions under applicable Securities Laws) and (ii) has the sole power to vote or cause to be voted its Voting Shares. Except pursuant hereto and pursuant to (A) that certain Letter Agreement, dated as of February 17, 2026 (the “Insider Letter”), by and among SPAC and the Voting Parties, (B) that certain Warrant Agreement, dated as of February 17, 2026, by and between SPAC and Continental Stock Transfer & Trust Company, and (C) that certain Registration Rights Agreement dated as of February 17, 2026, by and between SPAC, Sponsor and certain other holders named therein (the “Registration Rights Agreement”), there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which Voting Party is a party relating to the pledge, acquisition, disposition, transfer or voting of Voting Shares prior to the consummation of the Transactions and there are no voting trusts or voting agreements with respect to the Voting Shares. As of the date hereof, Voting Party does not

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Beneficially Own or otherwise have any direct or indirect interest in (i) any Voting Shares, other than the Voting Shares set forth opposite Voting Party’s name on Annex A or (ii) any options, warrants or other rights to acquire any additional ordinary shares, or vote any ordinary shares, or any other equity interests, of SPAC (“SPAC Shares”) or any security exercisable or exchangeable for or convertible into SPAC Shares, other than as set forth opposite Voting Party’s name on Annex A and except for any Voting Shares underlying any SPAC Private Placement Warrants to be issued by SPAC to a Voting Party as payee under the Working Capital Loan Note following the election by such Voting Party to convert all or part of the outstanding principal amount of the Working Capital Loan Note in SPAC Private Placement Warrants in connection with the consummation of the Transactions, in each case in accordance with SPAC’s Governing Documents and the Trust Agreement.

(e) No Litigation. There is no Proceeding pending against, or, to the knowledge of Voting Party, threatened against, Voting Party that would reasonably be expected to impair or adversely affect the ability of Voting Party to perform Voting Party’s obligations hereunder or to consummate the transactions contemplated by this Agreement.

(f) Business Combination Agreement. Each Voting Party understands and acknowledges that SPAC, PubCo and the Company are entering into the Business Combination Agreement in reliance upon such Voting Party’s execution and delivery of this Agreement. Such Voting Party has received a copy of the Business Combination Agreement and is familiar with the provisions of the Business Combination Agreement.

3. Agreement to Vote Shares; Further Assurances.

(a) Prior to the earlier of (x) date on which this Agreement is terminated in accordance with its terms and (y) the Closing Date (the “Voting Period”), each Voting Party irrevocably and unconditionally agrees that he, she or it shall, at any meeting (or in connection with any request for action by written consent) of the shareholders of SPAC at which the matters described in clauses (i) and (ii) below are considered and at every adjournment or postponement thereof, (x) cause the Voting Shares that such Voting Party Beneficially Owns to be counted as present thereat for the purpose of establishing a quorum, (y) vote or cause to be voted the Voting Party’s Voting Shares and (z) execute a written consent or consents if shareholders of SPAC are requested to vote their shares through the execution of an action by written consent (which written consent shall be delivered promptly, and in any event within seventy-two (72) hours after SPAC requests such delivery), in each case to the extent such Voting Shares are entitled to vote thereon pursuant to SPAC’s Governing Documents: (i) in favor of (A) the Transaction Proposals and (B) any other matter reasonably necessary to the consummation of the Transactions and the other matters contemplated by the Business Combination Agreement and considered and voted upon by the shareholders of SPAC; and (ii) against (other than as contemplated by the Transactions) (A) any proposal or offer from any Person (other than the Company or any of its Affiliates) concerning (1) a merger, consolidation, liquidation, recapitalization, amalgamation, arrangement, share exchange or other business combination transaction involving SPAC, (2) the issuance or acquisition of shares or other equity securities of SPAC, or (3) the sale, lease, exchange or other disposition of any significant portion of SPAC’s properties or assets; (B) any action, proposal, transaction or agreement that could reasonably be expected to result in a breach of any covenant or obligation of SPAC set forth in the Business Combination Agreement, or in any representation

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or warranty of SPAC set forth in the Business Combination Agreement becoming inaccurate; and (C) any action, proposal, transaction or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Transactions or the fulfillment of SPAC’s conditions under the Business Combination Agreement or change in any manner the voting rights of any class of shares of SPAC (including any amendments to the Governing Documents), except as contemplated by this Agreement, the Business Combination Agreement or the Transactions. Without limiting the foregoing, each Voting Party shall deliver or cause to be delivered, no later than ten (10) Business Days prior to the date of the SPAC Shareholders Meeting (or any adjournment or postponement thereof), a duly completed and executed proxy or voting instruction form in respect of all of its Voting Shares entitled to vote thereat, voting in favour of the Transaction Proposals and any other matters, as set forth in clause (i) of the prior sentence, that are presented for vote or consent and shall provide a copy thereof to the Company promptly following delivery.

(b) During the term of this Agreement, each Voting Party irrevocably and unconditionally consents to the details of this Agreement being set out in the materials to be submitted to SPAC’s shareholders or otherwise to be prepared in connection with the SPAC Shareholders Meeting, the Signing Filing, the Registration Statement and in the form of this Agreement to be filed with the SEC and any other Governmental Entity, in connection with the Transactions.

4. No Voting Trusts or Other Arrangement. During the Voting Period, each Voting Party will not, and will not permit any entity under Voting Party’s control to, (a) deposit any Voting Shares in a voting trust, (b) grant any proxies with respect to the Voting Shares, (c) subject any of the Voting Shares to any arrangement with respect to the voting of the Voting Shares, or (d) make, or in any manner participate in, directly or indirectly, a “solicitation” of “proxies” or consents (as such terms are used in the rules of the SEC) or powers of attorney or similar rights to vote, or seek to advise or influence any Person with respect to the voting of, any Voting Shares in connection with any vote or other action with respect to the Transactions, in each case, except as contemplated in this Agreement or the Business Combination Agreement. Each Voting Party hereby revokes any and all previous proxies and attorneys in fact with respect to the Voting Shares. Without limiting the foregoing, each Voting Party shall not take, or permit any Person on its behalf to take, any action to withdraw, amend, revoke or invalidate any proxy, voting instruction form or written consent delivered pursuant to this Agreement unless this Agreement has been terminated in accordance with Section 12.

5. Other Covenants.

(a) During the Voting Period, each Voting Party will not, in each case other than as contemplated by the Transactions, (i) directly or indirectly, transfer (including by operation of law), sell, offer, exchange, assign, hedge, swap, convert, pledge or otherwise dispose of or encumber (“Transfer”) any of such Voting Party’s Voting Shares or enter into any contract, option or other agreement with respect to, or consent to, a Transfer of, any of such Voting Party’s Voting Shares or Voting Party’s voting or economic interest therein, (ii) publicly announce any intention to effect any transaction specified in clause (i), (iii) knowingly take any action that would make any representation or warranty of such Voting Party contained herein untrue or inaccurate, or have the effect of preventing or disabling such Voting Party from performing its obligations under this

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Agreement or (iv) take any action, nor permit its Representatives to take any action, to contest, oppose or interfere with the Cayman Merger or to otherwise contest or oppose any of the Transactions before any Governmental Entity, or to solicit proxies or become a participant in a solicitation in opposition to or competition with the SPAC Shareholder Approval or any of the Transactions. Any attempted Transfer of Voting Shares or any interest therein in violation of this Section 5 shall be null and void. Notwithstanding the foregoing, this Section 5(a) shall not prohibit a Transfer of Voting Shares by any Voting Party in compliance with Section 7(c) of the Insider Letter; provided, however, that in each case, the applicable transferees enter into a written joinder to this Agreement in form and substance reasonably acceptable to the Company and PubCo by which such applicable transferees agree to be bound by this Agreement.

(b) In the event of an equity distribution, or any change in the equity interests of SPAC by reason of any equity distribution, equity split, recapitalization, combination, conversion, exchange of equity interests or the like, the term “Voting Shares” shall be deemed to refer to and include the Voting Shares as well as all such equity distributions and any securities into which or for which any or all of the Voting Shares may be changed or exchanged or which are received in such transaction. Each Voting Party shall notify SPAC, PubCo and the Company promptly in writing of the number and type of any changes to Voting Party’s ownership of or voting rights with respect to the Voting Shares, upon the Voting Party’s acquisition or commitment to acquire any additional Voting Shares or upon any other changes involving Voting Party relating to the equity interests or securities convertible or exercisable for equity interests of SPAC.

6. Termination of Certain Agreements. Prior to the Closing Date, SPAC and the Voting Parties shall take such actions as may be necessary or appropriate to terminate the Registration Rights Agreement, effective as of and contingent upon the Transactions and the occurrence of the Closing Date, without any liability being imposed on SPAC, the Company or PubCo following such termination.

7. Appraisal and Dissenters’ Rights. Each Voting Party hereby (a) waives, to the fullest extent permitted by Law, and agrees not to assert or perfect, any rights of appraisal or rights to dissent (as applicable, or any similar rights) from the Transactions that Voting Party may have by virtue of ownership of the Voting Shares, including any dissenters’ rights under Section 238 of the Cayman Act, and (b) agrees not to commence or participate in any claim, derivative or otherwise, against SPAC, the Company or PubCo or the members of their respective boards of directors relating to the negotiation, execution or delivery of this Agreement or the Business Combination Agreement or the consummation of the Transactions, including any claim (i) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (ii) alleging a breach of any fiduciary duty of the board of directors of SPAC, the Company or PubCo in connection with this Agreement, the Business Combination Agreement or the Transactions.

8. Redemption Rights. During the Voting Period, if SPAC seeks shareholder approval for the Transactions, each Voting Party shall not (a) exercise any right to redeem any Voting Shares Beneficially Owned as of the date hereof or acquired and held in such capacity subsequent to the date hereof or (b) make any public statements with the intent to encourage any of SPAC’s shareholders to exercise any right to redeem any SPAC Class A Shares.

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9. Insider Letter; Post-Closing Transfer Restrictions. Capitalized terms used in this Section 9 and not otherwise defined in this Agreement have the meanings set forth in the Insider Letter.

(a) Section 7 of the Insider Letter imposes on the Voting Parties certain restrictions on transfer of (i) Founder Shares and Ordinary Shares issuable upon conversion thereof and (ii) Private Placement Units, Private Placement Shares or Private Placement Warrants (or Ordinary Shares issued or issuable upon the exercise of the Private Placement Warrants), in each case until the expiration of certain time periods or the happening of certain prior events, as set forth in such Section 7, in each case other than the permitted transfers identified in such Section 7.

(b) Notwithstanding anything herein or in the Insider Letter to the contrary, from and after the Closing, (i) references in the Insider Letter to the Founder Shares or Ordinary Shares issuable upon conversion thereof shall include the PubCo Shares issued upon conversion and exchange of such Founder Shares and Ordinary Shares in connection with the Closing of the Transactions, and (ii) references in the Insider Letter to the Private Placement Units, Private Placement Shares or Private Placement Warrants (or Ordinary Shares issued or issuable upon the exercise of the Private Placement Warrants) shall include the PubCo Shares issued or issuable following the assumption by PubCo of such warrants and the amendment of such warrants in connection with the Closing of the Transactions (all such securities, together, for so long as they remain restricted as to transfer under the Insider Letter, are referred to herein from time to time as the “Restricted Securities”). For the avoidance of doubt, from and after the Closing, references in the Insider Letter to the Ordinary Shares shall mean the PubCo Shares issued upon conversion thereof pursuant to the Cayman Merger.

(c) The Company and PubCo are hereby made express third party beneficiaries of the Insider Letter with the power and authority to enforce the Insider Letter on behalf of and against each party to the Insider Letter. In furtherance of the Company’s and PubCo’s rights under this Section 9:

(i) Restricted Securities may be Transferred, notwithstanding the restrictions set forth in Sections 7(a) and (b) of the Insider Letter, in compliance with Section 7(c) of the Insider Letter; provided, that the “written agreement with the Company” referenced in the proviso to Section 7(c) of the Insider Letter will only be acceptable to the Company and PubCo if in substantially the form of Exhibit A attached hereto; and

(ii) SPAC and the Voting Parties shall not terminate, amend or modify, or waive compliance with, the Insider Letter absent the prior written consent of the Company and PubCo. Further, any Transfer of Restricted Securities made or attempted in violation of or contrary to the terms of the Insider Letter shall be null and void ab initio, and SPAC and PubCo shall refuse to recognize any such purported transferee of the Restricted Securities as one of SPAC’s or PubCo’s equity holders for any purpose. Any of SPAC or PubCo may impose stop-transfer instructions with respect to the Restricted Securities during the period of the restrictions on transfer applicable thereto under this Section 9.

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(d) If and to the extent that there shall be a conflict between the provisions of this Section 9 and the provisions of the Insider Letter, this Agreement shall control with respect to the subject matter of this Section 9.

10. Waiver of Anti-Dilution Protection. Each of the Voting Parties, who together hold all of the outstanding SPAC Class B Shares as of the date hereof, on behalf of the holders of the SPAC Class B Shares and in compliance with and pursuant to the Governing Documents of SPAC, including Article 17.5 thereof, hereby waives, and agrees not to assert, perfect or seek to enforce, any rights to adjustment or other anti-dilution protections that would otherwise result from or be triggered by the Transactions (including the PIPE Financing and the Transaction Financing) with respect to the SPAC Class B Shares under the SPAC Governing Documents or under any applicable law.

11. Additional Matters. Each Voting Party shall, from time to time, (i) execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as SPAC, PubCo or the Company may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement and the Business Combination Agreement and (ii) refrain from exercising any veto right, consent right or similar right (whether under the Governing Documents of SPAC or the Cayman Act) which would impede, disrupt, prevent or otherwise adversely affect the consummation of the Transactions.

12. Termination. This Agreement shall automatically terminate upon the earliest to occur of (a) the Closing Date and (b) the date on which the Business Combination Agreement is terminated for any reason in accordance with its terms. This Agreement may be terminated with respect to any Voting Party at any time by a written instrument duly executed by the Company, SPAC and PubCo and delivered to Voting Party. Upon termination of this Agreement, no party shall have any further rights, obligations or liabilities under this Agreement; provided, that nothing in this Section 12 shall relieve any party of liability for any breach of this Agreement occurring prior to termination and the provisions of Sections 14 through 17 shall survive any termination of this Agreement.

13. No Agreement as Director or Officer. Nothing in this Agreement will limit or affect any actions or omissions taken by a Voting Party (or any Affiliate, securityholder, partner, director, officer or employee of Voting Party) in his, her or its capacity as a director or officer of SPAC or its Subsidiaries. Nothing in this Agreement will be construed to prohibit, limit or restrict a Voting Party (or any Affiliate, partner or employee of Voting Party) from exercising his or her fiduciary duties as an officer or director to SPAC or its Subsidiaries.

14. Specific Enforcement. The parties hereto agree that (a) irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, (b) each party shall be entitled to seek specific performance of the terms hereof and immediate injunctive relief and other equitable relief to prevent breaches, or threatened breaches, of this Agreement, without the necessity of proving the inadequacy of money damages as a remedy and without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity, (c) it may be difficult to prove damages with reasonable certainty, that it may be difficult to procure suitable substitute performance, and that injunctive relief and/or specific performance will not cause an

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undue hardship to the parties, (d) the existence of any other remedy contemplated by this Agreement does not diminish the availability of specific performance of the obligations hereunder or any other injunctive relief, and (e) in the event of any action by any other party for specific performance or injunctive relief, the first party will not assert that a remedy at law or other remedy would be adequate or that specific performance or injunctive relief in respect of such breach or violation should not be available on the grounds that money damages are adequate or any other grounds.

15. Entire Agreement. This Agreement and the Business Combination Agreement together constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations, both written and oral, by or among the parties hereto with respect to the subject matter hereof.

16. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by-email (having obtained electronic delivery confirmation thereof), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to such party at such party’s addresses set forth on Annex B hereto, or, in each case, to such other address as the party to whom notice is given may have previously furnished to the others in writing in the manner set forth herein.

17. Miscellaneous.

(a) Section 8.3 (Amendment), Section 8.5 (Governing Law), Section 8.9 (Severability), Section 8.10 (Counterparts; Electronic Signatures), Section 8.13 (Extension; Waiver), Section 8.14 (Waiver of Jury Trial), Section 8.15 (Submission to Jurisdiction) and Section 8.17 (Trust Account Waiver) of the Business Combination Agreement are incorporated herein by reference, mutatis mutandis.

(b) Each Voting Party acknowledges that it has been advised to seek independent legal advice with respect to this Agreement and that it has either obtained such advice or consciously determined that it does not need such advice and that, in either case, it is entering into this Agreement of its own free will, under no compulsion or duress and that it understands and is aware of the terms and conditions hereof.

(c) The titles and captions in this Agreement are for reference purposes only, and shall not affect in any way the meaning or interpretation of this Agreement.

(d) Other than Transfers permitted by a Voting Party pursuant to Section 5(a), and then only on the terms therein, no party hereto may assign, directly or indirectly, including by operation of law, either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties. Subject to the foregoing sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns, and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. Any purported assignment or delegation made in violation of this provision shall be void and of no force or effect.

8

IN WITNESS WHEREOF, each of the undersigned has caused its duly authorized representative to execute and deliver this Agreement as of the date first written above.

SPAC:

ARMADA ACQUISITION CORP. III

By:
Name:
Title:

[SPAC Signature Page to SPAC Support Agreement]

IN WITNESS WHEREOF, each of the undersigned has caused its duly authorized representative to execute and deliver this Agreement as of the date first written above.

VOTING PARTIES:

ARMADA SPONSOR III LLC

By:
Name: Stephen P. Herbert
Title: Managing Member

By:
Name : Douglas M. Lurio
Title: Managing Member

STEPHEN P. HERBERT
Chairman, CEO and Director

DOUGLAS M. LURIO
President, CFO, Secretary and Director

THOMAS A. DECKER
Director

MOHAMMAD A. KHAN
Director

CELSO L. WHITE
Director

[Voting Parties Signature Page to SPAC Support Agreement]

IN WITNESS WHEREOF, each of the undersigned has caused its duly authorized representative to execute and deliver this Agreement as of the date first written above.

COMPANY:

BRAINS BIOCEUTICAL CORP.

By:
Name:
Title:

PUBCO:

BRAINS THERAPEUTICS CORP.

By:
Name:
Title:

[Company and PubCo Signature Page to SPAC Support Agreement]

By execution and delivery hereof, the undersigned, being the “Representatives” and the “Underwriters” under that certain Underwriting Agreement dated February 17, 2026, entered into among SPAC and the undersigned on behalf of such Underwriters (the “Underwriting Agreement”), by execution and delivery of this counterpart joinder signature page, hereby (i) consent, including pursuant to Sections 2.21.1, 3.2.8 and 7.3 of the Underwriting Agreement, to the amendments of the Underwriting Agreement and the Insider Letter effected by this Agreement, including as provided in Section 9 and Section 11 of this Agreement, and (ii) agree that from and after the Closing of the Transactions, all communications under the Underwriting Agreement sent to SPAC (as “the Company” thereunder) shall be delivered to PubCo, as the successor to SPAC pursuant to the Transactions, at the addresses for notice for PubCo set forth on Annex B hereto.

COHEN & COMPANY CAPITAL MARKETS,
A DIVISION OF COHEN & COMPANY SECURITIES, LLC

By:
Name:	Jerry Serowik
Title:	Senior Managing Director

NORTHLAND SECURITIES, INC.

By:
Name:	Jeff Peterson
Title:	Co-Head of Investment Banking

[Underwriters Signature Page to SPAC Support Agreement]

Annex A

Voting Interests

[***]

Annex B

Notice Addresses

[***]

[***]

EXHIBIT A

Form of Joinder to Insider Letter and

SPAC Support Agreement

[***]

[***]

Exhibit 99.1

Armada Acquisition Corp. III and Brains Bioceutical Corp. Announce Business Combination to Advance a Global Life Sciences and Pharmaceutical Innovation Platform

Proposed Nasdaq listing to accelerate Brains’ pharmaceutical API manufacturing, drug development, regulatory science and commercialization strategy

Brains combines established European pharmaceutical manufacturing infrastructure with a diversified portfolio of proprietary and partnered drug-development programs

Transaction positions Brains to pursue growth across pharmaceutical API supply, naturally derived medicines, specialty therapeutics and additional life sciences applications

Transaction values Brains Bioceutical at an implied pre-money equity value of approximately $750.0 million

PHILADELPHIA, Pennsylvania and VANCOUVER, British Columbia — November 5, 2026 — Armada Acquisition Corp. III (Nasdaq:AACI) (“Armada III”), a publicly traded special purpose acquisition company, and Brains Bioceutical Corp. (“Brains” or the “Company”), an integrated life sciences and pharmaceutical company specializing in active pharmaceutical ingredient (“API”) manufacturing and supply, pharmaceutical research and drug development, today announced that they have entered into a definitive business combination agreement.

The proposed business combination (the “Business Combination”) represents a significant milestone in Brains’ evolution and is intended to establish the Company as a publicly traded cannabinoid life sciences enterprise positioned to pursue opportunities across pharmaceutical manufacturing, naturally derived medicines and proprietary drug development.

Upon completion of the proposed transaction, the combined company is expected to operate as Brains Therapeutics Corp. (“PubCo”) and its common shares are expected to trade on the Nasdaq under the ticker symbol “BAPI”.

Brains combines pharmaceutical manufacturing operations and commercial customer relationships with regulatory expertise and a portfolio of proprietary and partnered drug-development programs, which it believes provides a foundation for its continued development and growth.

Brains has built an integrated pharmaceutical platform encompassing EU-GMP manufacturing, regulatory and drug-development capabilities focused on pharmaceutical-grade cannabinoids.

Through its wholly owned subsidiary, BSPG Laboratories Limited, Brains operates what it believes is one of the largest cannabinoid pharmaceutical API manufacturing facilities in the world. The facility provides a foundation for the development, production and supply of pharmaceutical-grade cannabinoid active ingredients for regulated healthcare markets.

The Company’s integrated operating model is built around two primary value drivers. The first, pharmaceutical API manufacturing and supply, is supported by established infrastructure and commercial relationships and is complemented by nutraceuticals, through which the same ingredient platform supplies pharmaceutical-grade ingredients and finished products, on a branded and white-label basis, to the supplement, beverage and personal care industries. The second, pharmaceutical research and drug development, offers opportunities for anticipated future product commercialization, licensing and strategic partnerships, and is complemented by animal health, through which the same development expertise supports the development and commercialization of cannabinoid medicines and over-the-counter products for companion and performance animals.

Brains’ strategy is built on an established commercial API business and manufacturing infrastructure that support the development of a broader pharmaceutical portfolio. The Company currently manufactures or develops APIs including CBD, D9-THC, D8-THC, CBN and CBG, as well as drug intermediates and finished medical products. Brains has established long-term customer relationships across clinical development and commercialization.

In parallel, Brains is advancing proprietary and partnered pharmaceutical programs targeting glaucoma and epilepsy, supplies clinical trial material for, and holds an option to negotiate a license to, a program in opioid use disorder, and is progressing a development opportunity in sleep disorders. These programs employ a capital-efficient development model that combines Brains’ API capabilities and intellectual property with external partnerships.

An Established Pharmaceutical Platform Built for Growth

Brains has developed a combination of pharmaceutical manufacturing capabilities, regulatory expertise, technical documentation, formulation know-how and commercial relationships designed to support the development and commercialization of medicines in highly regulated markets.

Key investment highlights include:

•

Established pharmaceutical infrastructure. Brains combines commercial-scale EU-GMP manufacturing with regulatory, formulation and drug-development capabilities, creating an integrated platform serving regulated pharmaceutical markets.

•

Commercial pharmaceutical relationships. Existing API supply and development relationships with international pharmaceutical and healthcare organizations, including one of South America’s largest pharmaceutical companies and one of the world’s largest generic pharmaceutical companies.

•

Regulatory and clinical research experience. Brains’ APIs have been utilized in multiple third-party clinical studies, supported by DMFs/ASMFs, controlled-substance licensing and regulatory experience across the United States, UK/EU, UAE, Japan, Australia and Brazil.

•

Growing pharmaceutical pipeline. Brains is advancing proprietary and partnered programs in glaucoma and epilepsy, holds an option to negotiate a license to an opioid use disorder program in Phase 3 clinical development, and is progressing a development opportunity in sleep disorders.

•	Complementary commercialization pathways. Opportunities across pharmaceutical ingredient supply, proprietary drug development, licensing, nutraceuticals and animal health.

•

Scalable operating infrastructure. Existing manufacturing assets and technical capabilities that Brains believes can support increased commercial activity without requiring it to replicate its core infrastructure from inception.

Pharmaceutical Pipeline

Brains’ pharmaceutical development strategy is designed to leverage its existing manufacturing capabilities and regulatory experience while selectively pursuing programs with attractive clinical and commercial potential.

The Company has licensed global commercial rights to an extended-release methazolamide program for the treatment of glaucoma. A pivotal bioequivalence study conducted under an FDA Special Protocol Assessment demonstrated that the once-daily extended-release formulation was bioequivalent to twice-daily immediate-release methazolamide. Subject to the submission and approval of a marketing application by the FDA and the achievement of other development milestones, Brains currently anticipates a potential commercial launch.

Brains also supplies clinical trial material for an NIH-funded program, led by a leading U.S. institution, evaluating a cannabinoid-based treatment for opioid use disorder. The program has received $18 million in NIH funding and is currently being evaluated in a Phase 3 randomized controlled trial involving approximately 450 subjects across seven sites. Brains holds an exclusive option to negotiate a license to the rights to the program.

Additional programs include a proprietary oral capsule formulation for epilepsy. Brains is also progressing an in-house development opportunity in sleep disorders.

Management Commentary

“This transaction represents an important milestone in the evolution of Brains Bioceutical,” said Rick Brar, CEO and Chairman of Brains Bioceutical. “We have spent years developing the manufacturing, regulatory and scientific foundation required to participate in the pharmaceutical market at scale. Today, Brains is not simply developing promising compounds. We have an established pharmaceutical-grade manufacturing platform, commercial customer relationships, extensive regulatory experience and a growing pipeline of proprietary and partnered drug programs.”

“We believe becoming a publicly traded company will provide Brains with the capital and market visibility to accelerate the next phase of our development. Our objective is to build a leading life sciences company capable of translating the therapeutic potential of cannabinoids into regulated medicines and other healthcare products for patients around the world.”

Stephen Herbert, Chairman and Chief Executive Officer of Armada III, said, “We formed Armada III to identify a business with differentiated technology, a substantial addressable market and a management team capable of building significant long-term value. We believe Brains meets those criteria.”

Douglas M. Lurio, President and Director of Armada III, said, “We are pleased to be proceeding with Brains and its management team and believe that Brains will benefit from the public markets and the proposed Nasdaq listing. We would also like to thank our talented team of advisors for all of their hard work in assisting us to achieve this important milestone.”

Transaction Overview

Under the terms of the business combination agreement, Brains is valued at an implied pre-money equity value of approximately $750.0 million, with existing Brains shareholders expected to roll 100% of their equity into the combined company.

Armada III’s sponsor and certain Brains shareholders have entered into support agreements and lock-up agreements in connection with the proposed transaction.

The boards of directors of both Armada III and Brains have unanimously approved the proposed transaction. The Business Combination is expected to close in the second quarter of 2027, subject to approval by the shareholders of Armada III and Brains, effectiveness of the registration statement to be filed in connection with the transaction, approval of the listing of the combined company’s common shares on Nasdaq, receipt of required regulatory approvals, and other closing conditions.

Additional information regarding the transaction, including a copy of the business combination agreement and an investor presentation, will be provided in a Current Report on Form 8-K to be filed by Armada III with the U.S. Securities and Exchange Commission (“SEC”) and will be available at the SEC’s website.

Advisors

Brookline Capital Markets, a division of Arcadia Securities, LLC, and Cohen & Company Capital Markets, a division of Cohen & Company Securities, LLC, are serving as joint financial and capital markets advisors to Armada III.

Alvarez & Marsal is serving as commercial, tax, and operational due diligence advisor to Armada III.

Morgan, Lewis & Bockius LLP is serving as legal counsel to Armada III. Stikeman Elliott LLP is serving as Canadian legal counsel to Armada III.

Borden Ladner Gervais LLP and Origin Law Corporation are serving as legal counsel to Brains. Lucosky Brookman LLP is serving as U.S. securities counsel to Brains.

Additional Information and Where to Find It

In connection with the proposed Business Combination, Armada III, Brains and PubCo intend to file with the SEC a registration statement on Form F-4 (as amended or supplemented from time to time, the “Registration Statement”), which will include a proxy statement/prospectus relating to the proposed Business Combination. After the Registration Statement is declared effective, Armada III will mail the definitive proxy statement/prospectus to its shareholders as of a record date to be established for voting on the Business Combination. Investors, shareholders, and other interested persons are urged to read the Registration Statement, the proxy statement/prospectus, and all other relevant documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Armada III, Brains, PubCo and the Business Combination. Investors will be able to obtain free copies of these documents through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

Armada III and Brains and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies of Armada III’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests of Armada III’s directors and officers in the Business Combination in Armada III’s filings with the SEC, including the final prospectus of Armada III dated February 17, 2026 and filed with the SEC on February 18, 2026 (the “IPO Prospectus”) and the annual report on Form 10-K filed by Armada III with the SEC on March 20, 2026 (the “Form 10-K”). To the extent that holdings of Armada III’s securities have changed from the amounts reported in the Form 10-K, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Armada III’s shareholders in connection with the Business Combination will be set forth in the proxy statement/prospectus on Form F-4 for the Business Combination, which will be filed by Armada III, Brains and PubCo with the SEC. Investors, shareholders and other interested persons are urged to read the proxy statement/prospectus and other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the Business Combination. Investors, shareholders and other interested persons will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Armada III, Brains and PubCo through the website maintained by the SEC at www.sec.gov.

No Offer or Solicitation

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or a solicitation of any proxy, vote, consent, or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE BUSINESS COMBINATION DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION IN THIS PRESS RELEASE. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

About Brains Bioceutical Corp.

Brains Bioceutical Corp. is a pharmaceutical company combining an established EU-GMP manufacturing and regulatory platform with a portfolio of proprietary and partnered drug-development programs focused on cannabinoid-based therapeutics. Through its wholly owned subsidiary, BSPG Laboratories Limited, Brains operates an MHRA-inspected and registered API manufacturing facility in Kent, England, supplying pharmaceutical-grade cannabinoid APIs to pharmaceutical and healthcare companies serving regulated markets. The Company’s operating model is built around two primary value drivers, API manufacturing and supply and pharmaceutical development, complemented by nutraceuticals and animal health. Brains is headquartered in Vancouver, British Columbia. For more information, visit www.brainsbio.com.

About Armada Acquisition Corp. III

Armada III is a special purpose acquisition company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more businesses. On October 31, 2026, Armada III entered into a definitive business combination agreement with Brains.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the U.S. federal securities laws (which shall include forward-looking information within the meaning of Canadian securities laws) with respect to the parties and the Business Combination, including expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding Armada III, Brains, the combined company, and statements regarding the anticipated benefits and timing of the completion of the Business Combination, the assets held by Armada III and by Brains, the development, manufacturing and commercialization of cannabinoid-based active pharmaceutical ingredients (“APIs”) and therapeutics, the anticipated business of the combined company, Brains and the markets in which they operate, planned business strategies, including, without limitation, Brains’ plans to expand its pharmaceutical-grade cannabinoid API manufacturing and supply operations and advance its proprietary and partnered drug-development programs, anticipated product development, clinical trial, regulatory filing, approval and commercialization timelines, expected customer and partner programs, product launches and geographic expansion, plans and use of proceeds, including proceeds from the Business Combination and contemplated private placement financings, objectives of management for future operations of Brains, expected operating costs of the combined company and its subsidiaries, the upside potential and opportunity for investors, the combined company and Brains’ plan for value creation and strategic advantages, market size and growth opportunities, regulatory conditions, competitive position and the interest of other corporations in similar business strategies, technological and market trends, future financial condition and performance, and expected financial impacts of the Business Combination, the satisfaction of closing conditions to the Business Combination and the level of redemptions of Armada III’s public shareholders, and the parties’ respective or collective expectations, intentions, strategies, assumptions, or beliefs about future events, results of operations, or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions; but this press release may include other forward-looking information and data that are not preceded by any of the foregoing words. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including, but not limited to: the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Armada III’s securities; the risk that the Business Combination may not be completed by Armada III’s business combination deadline or any extension thereto; the failure by the parties to satisfy the conditions to the consummation of the Business Combination, including the approval of Armada III’s shareholders and the approval of Brains’ shareholders; the risk that holders of Armada III’s public shares exercise redemption rights in amounts that reduce the cash available to the combined company; the failure to obtain or consummate the contemplated private placement financings on acceptable terms or at all; the failure of the combined company to obtain or maintain the listing of its securities on the Nasdaq Stock Market after closing of the Business Combination; costs related to the Business Combination; changes in business, market, financial, political and regulatory conditions; risks relating to Brains’ or the combined company’s anticipated operations and business, including, without limitation, Brains’ plans to manufacture and supply cannabinoid APIs, expand its commercial operations and develop and commercialize cannabinoid-based therapeutics, including the costs, timelines, clinical trial results, regulatory approvals and risks associated therewith; risks related to increased competition in the industries in which the combined company will operate; risks that after consummation of the Business Combination, the combined company may experience difficulties managing its growth, expanding operations, or executing its strategies; risks relating to pharmaceutical product development, clinical trials, regulatory filings and approvals, manufacturing capacity and compliance with applicable pharmaceutical and controlled-substance regulations; risks relating to the regulation of cannabidiol and other cannabinoids by the U.S. Food and Drug Administration and U.S. state authorities, including in dietary supplements, food, beverages, cosmetics and animal health products, which may limit or prohibit the sale of such products in the United States; risks relating to Brains’ reliance on third-party customers, commercial partners, suppliers, intellectual property rights and licenses; the outcome of any potential legal proceedings that may be instituted against Brains, Armada III, or others following announcement of the Business Combination; and those risk factors discussed in documents that Armada III, Brains or PubCo filed, or will file, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of (i) the IPO Prospectus, (ii) the Form 10-K, (iii) the Registration Statement, which will include a proxy statement of Armada III, and other documents filed or to be filed by Armada III, Brains and PubCo from time to time with the SEC. These materials do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither Armada III nor Brains presently knows or that Armada III and Brains currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation or intends to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law. None of the parties or any of their representatives gives any assurance that any of Armada III, Brains, or the combined company will achieve its expectations.

Contacts

Investor Contact:

Mike Bishop

Bishop IR, LLC

mike@bishopir.com

Press Contact:

Calvin Rasode, Vice President of Marketing

1-855-927-2476

calvin@brainsbio.com

Armada III Contact:

Mike Bishop

Bishop IR, LLC

mike@bishopir.com

Exhibit 99.2 I N V E S T O R P R E S E N T A T I O N D O C U M E N T N O .. B B - I P - 2 0 2 6 - 0 0 2 · V E R S I O N 4.6

Disclaimer D O C U M E N T N O . B B - I P - 2 0 2 6 - 0 0 2 · V E R S I O N 4.6 D I S C L A I M E R employees, advisers or agents shall be responsible or liable for any direct, indirect or about Brains and AACI through the website maintained by the SEC at www.sec.gov. consequential loss or loss of profit arising from the use of this Presentation, its contents, This presentation and any oral statements regarding the subject matter of this its accuracy or sufficiency, its omissions, its errors, reliance on the information contained presentation (this “Presentation”) is being furnished solely for the purpose of assisting I N T E L L E C T U A L P R O P E R T Y within it, or on opinions communicated in relation thereto or otherwise arising in the parties to whom it is addressed in making their independent evaluation with respect This Presentation contains trademarks, service marks, trade names, copyrights, and connection therewith. to a proposed business combination (the “Business Combination”) among Armada products of Brains and other companies, which are the property of their respective Acquisition Corp. III (“AACI”), Brains Bioceutical Corp. (“Brains”), Armada Sponsor III, owners. The use or display of third parties’ trademarks, service marks, trade names, In addition, this Presentation does not purport to be inclusive of all of the information LLC (the “Sponsor”), and Brains Therapeutics Corp. (“PubCo”) (together, the “Parties”). copyrights, or products in this Presentation is not intended to, and does not, imply a necessary to make an evaluation of AACI, Brains, or PubCo or the Business The provisions of this Presentation shall not be taken as any form of commitment on the relationship with Brains, or an endorsement of or sponsorship by Brains. Solely for Combination. Recipients of this Presentation should each make their own evaluation of part of the Parties with respect to the consummation of the Business Combination or any convenience, the trademarks, service marks, and trade names referred to in this AACI, Brains, PubCo and the Business Combination and such other investigations as other transaction, and each of Brains and AACI reserve the right to terminate the Presentation may appear without the ®, TM or SM symbols, but such references are not they deem necessary. Business Combination Agreement in accordance with its terms. intended to indicate, in any way, that Brains will not assert, to the fullest extent permitted Nothing herein should be construed as legal, financial, tax or other advice. You should under applicable law, its rights or the right of the applicable licensor in such trademarks, consult your own advisers concerning any legal, financial, tax or other considerations N O O F F E R O R S O L I C I T A T I O N service marks and trade names. concerning the opportunity described herein. The general explanations included in this This Presentation and any oral statements made in connection with this Presentation do Presentation cannot address, nor are intended to address, your specific investment not constitute (i) a solicitation of a proxy, consent or authorization with respect to any I N D U S T R Y A N D M A R K E T D A T A objectives, financial situations or financial needs. securities or in respect of the Business Combination or (ii) an offer to sell, a solicitation of This Presentation relies on and refers to certain information and statistics based on an offer to buy or a recommendation to purchase any security of Brains, AACI, PubCo or estimates by Brains’ management and/or obtained from third-party sources which P A R T I C I P A N T S I N S O L I C I T A T I O N any of their respective affiliates in any jurisdiction, nor shall there be any sale, issuance Brains believes to be reliable. Brains has not independently verified the accuracy or Brains, AACI, PubCo, the Sponsor and their respective directors, managers and or transfer of any securities in any jurisdiction where, or to any person to whom, such completeness of any such third party information, which involves elements of subjective executive officers may be deemed under SEC rules to be participants in the solicitation offer, solicitation or sale may be unlawful under the laws of such jurisdiction. judgment and analysis that may or may not prove to be accurate. None of Brains, or its of proxies of AACI’s shareholders in connection with the Business Combination. affiliates or any third parties that provide information to Brains or its affiliates, such as This Presentation does not constitute either advice or a recommendation regarding any Investors and security holders may obtain more detailed information regarding the market research firms, guarantees the accuracy, completeness, timeliness, or securities. No offering of securities shall be made except by means of a prospectus names and interests of AACI’s directors and officers in the Business Combination in availability of any information. None of Brains, or its affiliates, or any third parties that meeting the requirements of the Securities Act of 1933, as amended, or an exemption AACI’s filings with the SEC, including the final prospectus of AACI dated as of February provide information to Brains, and its affiliates, such as market research firms, is therefrom. 17, 2026, and filed by AACI with the SEC on February 18, 2026, (the “IPO Prospectus”). responsible for any errors or omissions (negligent or otherwise), regardless of the cause, Investment in any securities described herein has not been approved or disapproved by or the results obtained from the use of such content. Brains may have supplemented To the extent that holdings of AACI’s securities have changed from the amounts the SEC or any other regulatory authority nor has any authority passed upon or such information where necessary, taking into account publicly available information reported in the IPO Prospectus, such changes have been or will be reflected on endorsed the merits of the offering or the accuracy or adequacy of the information about other industry participants and Brains management’s best view as to information Statements of Change in Ownership on Form 4 filed with the SEC. contained herein. Any representation to the contrary is a criminal offense. that is not publicly available. Neither Brains nor its affiliates makes any express or Information regarding the persons who may, under SEC rules, be deemed participants in implied warranties with respect to the information included herein, including, but not the solicitation of proxies of AACI’s shareholders in connection with the Business limited to, any warranties regarding its accuracy or of merchantability or fitness for a N O R E P R E S E N T A T I O N S O R W A R R A N T I E S Combination will be set forth in the proxy statement/prospectus on Form F-4 for the particular purpose or use, and they expressly disclaim any responsibility or liability for No representations or warranties, express or implied, are given in, or in respect of, the Business Combination, which will be filed by AACI and PubCo with the SEC. direct, indirect, incidental, exemplary, compensatory, punitive, special, or consequential accuracy or completeness of the information contained in this Presentation or any other damages, costs, expenses, legal fees, or losses (including lost income or profits and information (whether written or oral) that has been or will be provided to you. In Investors, shareholders and other interested persons are urged to read the proxy opportunity costs) in connection with the use of the information herein. particular, no representation or warranty of AACI, Brains or their respective statement/prospectus and other relevant documents that will be filed with the SEC representatives is given as to the achievement or reasonableness of future projections, carefully and in their entirety when they become available because they will contain management targets, estimates, prospects or returns, if any. important information about the Business Combination. To the fullest extent permitted by law, neither Brains nor AACI nor any of their respective Investors, shareholders and other interested persons will be able to obtain free copies of subsidiaries, equity holders, affiliates, representatives, partners, directors, officers, the proxy statement/prospectus and other documents containing important information B B - I P - 2 0 2 6 - 0 0 2 V 4 . 6 0 2

Additional Information D O C U M E N T N O . B B - I P - 2 0 2 6 - 0 0 2 · V E R S I O N 4.6 A D D I T I O N A L I N F O R M A T I O N A N D W H E R E T O F I N D I T N O S E C A P P R O V A L N O N - I F R S M E A S U R E S A N D C A L E N D A R I Z E D F I G U R E S In connection with the proposed business combination (the “Business Neither the SEC nor any state securities commission has approved or This presentation includes enterprise value, calendarized revenue and Combination”) among Armada Acquisition Corp. III (“Armada”), Brains disapproved of the securities described in this presentation or determined growth-adjusted multiples, which are not measures recognized under IFRS or Bioceutical Corp. (“Brains”) and Brains Therapeutics Corp. (“PubCo”), PubCo whether this presentation is truthful or complete. Any representation to the U.S. GAAP and may not be comparable to similarly titled measures used by intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a contrary is a criminal offense. other companies. These measures should not be considered in isolation or as a registration statement on Form F-4 (the “Registration Statement”), which will substitute for measures prepared in accordance with IFRS. include a preliminary proxy statement of Armada and a prospectus of PubCo. F I N A N C I A L I N F O R M A T I O N After the Registration Statement is declared effective, Armada will mail a The historical financial information of Brains in this presentation, including the definitive proxy statement/prospectus to its shareholders as of the record date consolidated financial statements as of and for the period ended June 30, 2026, established for voting on the Business Combination. is unaudited and has been prepared in accordance with IFRS as issued by the IASB. Brains’ financial statements are being audited in accordance with the INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE standards of the Public Company Accounting Oversight Board (“PCAOB”), and REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS the PCAOB audit report will be included in the Registration Statement. This AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, information may differ materially from the financial information included in the INCLUDING ANY AMENDMENTS OR SUPPLEMENTS, CAREFULLY AND IN Registration Statement and may be adjusted to comply with Regulation S-X. THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ARMADA, BRAINS, U S E O F P R O J E C T I O N S PUBCO AND THE BUSINESS COMBINATION. This presentation contains financial forecasts for fiscal years 2027 through 2031 Investors and security holders may obtain free copies of these documents, once prepared by Brains’ management. Neither Brains’ nor Armada’s independent available, at the SEC’s website at www.sec.gov. auditors have audited, reviewed, compiled or performed any procedures with respect to the projections, and accordingly they do not express an opinion or provide any other form of assurance. The projections are forward-looking statements, are based on numerous assumptions (including probability-of-success weightings) that are inherently uncertain, and should not be relied upon as indicative of future results. Inclusion of the projections should not be regarded as a representation by any person that the results will be achieved. B B - I P - 2 0 2 6 - 0 0 2 V 4 . 6 0 3

Important Notices D O C U M E N T N O . B B - I P - 2 0 2 6 - 0 0 2 · V E R S I O N 4.6 No offer or solicitation; defined terms. See “Disclaimer” on page 2 and “Additional Information” on page 3, which form part of these Important Notices. In this presentation, “Armada” and “AACI” refer to Armada Acquisition Corp. III, “PubCo” refers to Brains Therapeutics Corp., and the “Business Combination” refers to the proposed business combination among Armada, Brains Bioceutical Corp. and PubCo. Financial Outlook. The fi nancial models herein, including any projected U N I T E D K I N G D O M C A N A D A returns or fi nancial information, constitute forward-looking information and This document is directed only at persons falling within Articles 19 (investment This presentation is not, and under no circumstances is it to be construed as, forward-looking statements within the meaning of applicable securities laws, professionals) or 49 (high net worth companies etc.) of the Financial Services and a prospectus, an advertisement or a public offering in any province or and are made for illustrative purposes only and should not be relied upon as Markets Act 2000 (Financial Promotion) Order 2005. It must not be acted upon by territory of Canada. In Canada, no prospectus has been filed with any necessarily being indicative of future results. The assumptions and any other person. securities commission or similar regulatory authority in respect of any of the estimates underlying such information, including those described in this securities described herein. In addition, no securities commission or similar presentation, are inherently uncertain and are subject to a wide variety of regulatory authority in Canada has reviewed or in any way passed upon this signifi cant business, economic, competitive and other risks and E U R O P E A N E C O N O M I C A R E A presentation or the merits of any of the securities, and any representation to uncertainties that could cause actual results to diff er materially from those This document is addressed only to “qualified investors” within the meaning of the the contrary is an offence. contained in such information. Past performance is not indicative of future Prospectus Regulation (EU) 2017/1129. performance. See “Forward-Looking Information” on page 5 for a description of certain of the assumptions, estimates and risks underlying such projected fi nancial information. Corporate structure. Brains Bioceutical Corp. (the “Company”) is a holding company incorporated under the laws of British Columbia, Canada. The Company conducts its operations through its wholly-owned subsidiaries, principally BSPG Laboratories Limited (“BSPG”), a company incorporated in England and Wales, which operates the Company’s manufacturing facility in Kent, England. Substantially all of the licences, registrations, certifi cations, technical and regulatory data packages, customer and supply agreements, manufacturing assets and revenues described in this presentation are held, entered into, owned or earned by BSPG, and not by Brains Bioceutical Corp. directly. Except where expressly stated otherwise, references in this presentation to “Brains”, “Brains Bio”, “the Company”, “we”, “our” and “us” are to Brains Bioceutical Corp. together with its subsidiaries, taken as a whole. B B - I P - 2 0 2 6 - 0 0 2 V 4 . 6 0 4

Forward-Looking Information This presentation contains forward-looking statements or information (collectively needs and expected future developments and other factors it believes are appropriate. continue a substantial part of its business; the Company may require additional “forward-looking statements”) within the meaning of applicable securities laws. third-party licences to effectively develop and manufacture its key products/compounds In making the forward-looking statements included in this presentation, the Company Forward-looking statements contained herein are based on current expectations, and is currently unable to predict the availability or cost of such licences; the markets in has made various material assumptions, including but not limited to: obtaining the estimates, forecasts, projections, beliefs and assumptions made by management of the which the Company competes are highly competitive and evolving quickly; there are necessary regulatory approvals; that regulatory requirements will be maintained; general Company about the industry in which it operates. Such statements include, in particular, constraints on marketing products; the Company’s quarterly operating results may business and economic conditions; the Company’s ability to successfully execute its statements about: the Company’s plans, strategies and prospects; the Company’s fluctuate from period to period; foreign exchange rate fluctuations; the size of the plans and intentions; successful completion of clinical and other developmental work; expectations regarding its operations; anticipated product development, clinical, Company’s target market is difficult to quantify, and investors will be reliant on their own manufacturing capacity and yields; supply chain continuity; intellectual property and regulatory, filing, approval and commercialization timelines, including with respect to the estimates as to the accuracy of market data; a change in the Company’s effective tax licensing rights; the availability of financing on reasonable terms; the Company’s ability Company’s eight programs that it believes may achieve commercial success and its rate can have a significant adverse impact on its business; if the Company is unable to to attract and retain skilled staff; market competition; the products and services offered drug-development pipeline; expected customer and partner programs, product launches attract and retain key personnel, it may not be able to compete effectively in its market; by the Company’s competitors; and that the Company’s current good relationships with and geographic expansion; industry trends and overall market growth; the Company’s corporate responsibility, specifically related to Environmental, Social and Governance its service providers and other third parties will be maintained. Although the Company growth strategies; the anticipated benefits and timing of the completion of the proposed matters and unsuccessful management of such matters may adversely impose believes that the assumptions underlying these statements are reasonable, they may business combination involving the Company and AACI (the “Business Combination”); additional costs and expose the Company to new risks; the Company has limited prove to be incorrect, and the Company cannot assure that actual results will be the satisfaction or waiver of closing conditions to the Business Combination and the insurance coverage; the Company will be reliant on information technology systems and consistent with these forward-looking statements. level of redemptions by AACI’s public shareholders; whether any financing in connection may be subject to damaging cyberattacks; the Company does not anticipate paying with the Business Combination is pursued or completed; the Company’s plans and cash dividends; the Company may become subject to litigation; the Company will Given these risks, uncertainties and assumptions, prospective investors should not anticipated use of proceeds from the Business Combination and any such financing; the continue to sell securities for cash to fund operations, capital expansion, mergers and place undue reliance on these forward-looking statements. Whether actual results, expected financial outlook and revenue forecasts of the Company from FY2027 to acquisitions that will dilute the current shareholders; and future dilution as a result of performance or achievements will conform to the Company’s expectations and FY2031; the Company’s future financial condition and performance and the expected financings. predictions is subject to a number of known and unknown risks, uncertainties, financial impacts of the Business Combination; the Company’s intention to grow the assumptions and other factors, which include: the Company may be adversely affected These factors should not be considered exhaustive. If any of these risks or uncertainties business and its operations; expectations with respect to future costs; the Company’s by volatile market and industry conditions; in particular, the demand for its services may materialize, or if assumptions underlying the forward-looking statements prove incorrect, competitive position; potential strategic relationships, licensing and other commercial decline, which may reduce its revenues and earnings; the execution of the Company’s actual results might vary materially from those anticipated in those forward-looking opportunities; and the Company exploring new cannabinoid APIs and formulations to growth strategy depends upon the continued availability of financing; general global statements. Information contained in forward-looking statements in this presentation is meet evolving market demands, opening up opportunities for specialized contracts in economic conditions may have an adverse impact on our operating performance and provided as of the date of this presentation, and we disclaim any obligation to update any the future. results of operations; the Company’s development activities may not be successful; the forward-looking statements, whether as a result of new information or future events or Company is subject to numerous laws, regulations and policies at the national, regional Words such as “may”, “might”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, results, except to the extent required by applicable securities laws. Accordingly, and local levels of government in the markets where it does business; changes in patent “indicate”, “seek”, “believe”, “predict” or “likely”, or the negative of these terms, or other potential investors should not place undue reliance on forward-looking statements, or law and its interpretation could diminish the value of patents in general, thereby similar expressions are intended to identify such forward-looking statements. These the information contained in those statements. All of the forward-looking statements impairing the Company’s ability to protect its product/compound candidates; the statements are not guarantees of future performance and involve assumptions and risks contained in this presentation are expressly qualified by the foregoing cautionary regulatory scrutiny of the Company’s industry may negatively impact its ability to raise and uncertainties that are difficult to predict. Therefore, actual outcomes and results may statements. Investors should consult their own professional advisors to assess the additional capital; the Company may be subject to product recalls for product defects differ materially from what is expressed, implied or forecasted in such forward-looking income tax, legal, risk factors and other aspects of any investment. self-imposed or imposed by regulators; the Company’s prospects depend on the statements. The Company does not intend, and disclaims any obligation, to update any success of its products/compounds, of which not all are yet in development; the See “Summary Risk Factors” on slides 28–30 and, when available, “Risk Factors” in the forward-looking statements after the date of this presentation, whether as a result of new Company’s reliance on third parties requires the Company to share its trade secrets, Registration Statement. information, future events or otherwise, except as required by the securities laws. These which increases the possibility that a competitor will discover them; the Company’s forward-looking statements are made as of the date of this presentation. prospects depend on the consumer perception of CBD products and brand awareness; Forward-looking statements are based on certain assumptions and analyses made by unfavourable publicity and consumer perception; in certain circumstances, the the Company in light of its experience and perception of historical trends, its current Company’s reputation could be damaged; the Company may not be able to effectively expectations and projections about future events and financial trends that it believes manage its growth and operations, which could materially and adversely affect its might affect its financial condition, results of operations, business strategy and financial business; if the Company loses its licences from third-party owners, it may be unable to B B - I P - 2 0 2 6 - 0 0 2 V 4 . 6 0 5

W H O W E A R E Brains Bioceutical is a pharmaceutical company combining an established EU- GMP manufacturing and regulatory platform with a proprietary drug-development pipeline focused on cannabinoid- based therapeutics. OVERVIEW / PLATFORM / PARTNERSHIPS / API & MANUFACTURING / PHARMA PIPELINE / NUTRACEUTICALS / ANIMAL HEALTH / TEAM / FINANCIALS B B - I P - 2 0 2 6 - 0 0 2 V 4 . 6 0 6

A Pharmaceutical Platform, Not a Consumer Cannabis Business Brains Bioceutical operates within the regulated pharmaceutical ecosystem. T R A D I T I O N A L C A N N A B I S O P E R AT O R B R A I N S Consumer products Pharmaceutical APIs Cultivation economics EU-GMP manufacturing Dispensary distribution Pharmaceutical counterparties Consumer regulation FDA / MHRA / TGA / ANVISA regulatory pathways Commodity product Regulatory dossiers + IP Cannabis multiples Specialty pharma / API valuation framework OVERVIEW / PLATFORM / PARTNERSHIPS / API & MANUFACTURING / PHARMA PIPELINE / NUTRACEUTICALS / ANIMAL HEALTH / TEAM / FINANCIALS B B - I P - 2 0 2 6 - 0 0 2 V 4 . 6 0 7

The Future of Brains Bioceutical V I S I O N M I S S I O N To set the global benchmark for To establish the global standard in cannabinoid products and therapies by cannabinoid innovation and medicines unlocking the full therapeutic potential where trusted science, regulatory of cannabinoids, through leadership and scalable solutions pharmaceutical-grade quality, converge to create a healthier future for proprietary science, and deep regulatory people and animals worldwide. expertise, addressing serious medical conditions and improving patients’ lives worldwide. OVERVIEW / PLATFORM / PARTNERSHIPS / API & MANUFACTURING / PHARMA PIPELINE / NUTRACEUTICALS / ANIMAL HEALTH / TEAM / FINANCIALS B B - I P - 2 0 2 6 - 0 0 2 V 4 . 6 0 8

Investment Highlights Established Pharmaceutical Platform Proven Manufacturing at Commercial Scale Integrated EU-GMP manufacturing, regulatory and drug-development capabilities 500+ GMP batches produced with 12.8 tonnes of annual manufacturing capacity focused on pharmaceutical-grade cannabinoids. and infrastructure designed for regulated pharmaceutical markets. Extensive Regulatory and Clinical Experience Validated Commercial Relationships API utilized across multiple third-party clinical trials, supported by DMFs/ASMFs, Established relationships with leading pharmaceutical, healthcare and consumer- controlled-substance licensing and regulatory experience across the U.S., health counterparties, providing commercial validation and revenue opportunities. UK/EU, Australia and Brazil. Advancing Pharmaceutical Pipeline Multiple Near and Medium-Term Catalysts Multiple proprietary and partnered programs spanning glaucoma, OUD, Multiple customer and proprietary drug-development programs advancing across epilepsy and sleep disorders, including late-stage and multiple indications and regulatory pathways. registration-oriented development pathways. OVERVIEW / PLATFORM / PARTNERSHIPS / API & MANUFACTURING / PHARMA PIPELINE / NUTRACEUTICALS / ANIMAL HEALTH / TEAM / FINANCIALS B B - I P - 2 0 2 6 - 0 0 2 V 4 . 6 0 9

One platform, two primary value drivers, multiple monetization opportunities 0 1 0 2 API Manufacturing Pharmaceutical & Supply Development EU-GMP cannabinoid APIs powering A development portfolio of the global development and cannabinoid-based therapeutics commercialization of cannabinoid- – partner-ready for global based medicines market expansion C O M P L E M E N T E D B Y C O M P L E M E N T E D B Y Nutraceuticals Animal Health The same EU-GMP ingredient platform supplies premium pharma-grade The same development expertise helps animal health companies develop and nutraceutical ingredients and fi nished products – branded and white label – to the commercialize cannabinoid medicines and OTC products for pets and supplement, beverage and personal care industries. performance species worldwide. C O M M O N I N F R A S T R U C T U R E S U P P O R T I N G A L L F O U R A P P L I C AT I O N S Pharmaceutical APIs & ingredients · Formulations & customized solutions · Clinical & regulatory expertise OVERVIEW / PLATFORM / PARTNERSHIPS / API & MANUFACTURING / PHARMA PIPELINE / NUTRACEUTICALS / ANIMAL HEALTH / TEAM / FINANCIALS B B - I P - 2 0 2 6 - 0 0 2 V 4 . 6 1 0

Near-Term Catalysts F O U N D AT I O N F O R A C C E L E R AT I N G G R O W T H Eight programs on the path to commercial success as the next group of market-authorised cannabinoid medicines A P I S U P P LY / C U S T O M E R P R O G R A M S B R A I N S D R U G D E V E L O P M E N T P O R T F O L I O Refractory Epilepsy ANVISA · BRAZIL Glaucoma FDA · USA Registration under ANVISA review for refractory epilepsy Designed as a once-daily methazolamide therapy 2 Launching under a new brand name Pivotal bioequivalence study complete under an FDA Special Protocol Agreement (SPA) Potential for out-license to additional markets 505(b)(2) NDA submission in preparation 1 Epidiolex Generic FDA · USA Opioid Use Disorder FDA · USA U.S. generic partner pursuing approval of an Epidiolex generic Addresses a major US public-health need with no approved cannabinoid therapy Supported by a Brains supply relationship NIH-funded multi-site Phase 3 clinical trial underway with a leading medical academic institution FDA approval would open registered US prescription CBD demand for Brains API Program supported by ~$18M in NIH funding to date, including $10M allocated to the Phase 3 trial Insomnia TGA · AUSTRALIA Epilepsy FDA · USA Positive Phase 3 interim readout in June 2026 in insomnia Solid-dose CBD intended to be bioequivalent to Epidiolex Australian commercialisation rights licensed to a multinational pharmaceutical company Abbreviated, cost-effective development pathway TGA registration anticipated in 2029 Single pivotal PK study anticipated to support submission CBD Products ANVISA · BRAZIL Sleep Disorders TGA · ANVISA Pharmaceutical company in South America Sleep disorders identified as a priority area based on available clinical data Will market a portfolio of CBD products following ANVISA sanitary authorisation Available data suggests a rapid path to fi ling Development project assessment underway for several indications Funding-contingent pipeline opportunity (1) Timing of revenue from the generic Epidiolex program is subject to the patent and regulatory exclusivity position of Jazz Pharmaceuticals. (2) An SPA reflects FDA’s agreement on study design and analysis; it does not assure approval. OVERVIEW / PLATFORM / PARTNERSHIPS / API & MANUFACTURING / PHARMA PIPELINE / NUTRACEUTICALS / ANIMAL HEALTH / TEAM / FINANCIALS B B - I P - 2 0 2 6 - 0 0 2 V 4 . 6 1 1

Drug Development Pipeline Methazolamide ER 175 mg tablets for reduction of intraocular pressure Extended-Release Methazolamide over 24 hours in glaucoma conditions. Once-daily dosing designed for Glaucoma safety, convenience and improved compliance. FDA submission in PRECLINICAL PHASE 1 PHASE 2 PHASE 3 SUBMISSION preparation. CBD 200 mg hard shell capsule in a proprietary lipidic matrix. Adjunct CBD Adjunctive Therapy therapy for opioid use disorder -- once or twice daily dosing, used in Opioid Use Disorder conjunction with current opioid treatment (methadone, buprenorphine, PRECLINICAL PHASE 1 PHASE 2 PHASE 3 SUBMISSION naltrexone) to suppress withdrawal symptoms and cravings. Proprietary oral capsule formulation that is designed to achieve PK exposure bioequivalent to Epidiolex, for treatment of seizures associated Oral Solid-Dose CBD with Lennox-Gastaut Syndrome, Dravet Syndrome and tuberous sclerosis Epilepsy complex in patients 1 year of age and older. BID oral dosing for simpler PRECLINICAL PHASE 1 PHASE 2 PHASE 3 SUBMISSION administration and improved compliance. Pre-IND FDA meeting to be scheduled. Oral CBD therapy for relief of mild to moderate sleep disorders and Oral CBD Therapy improvement of sleep quality in adult patients. Lead candidate emerging Sleep Disorders to potentially directly file program. Pre-submission meeting with regulators PRECLINICAL PHASE 1 PHASE 2 PHASE 3 SUBMISSION to be scheduled. OVERVIEW / PLATFORM / PARTNERSHIPS / API & MANUFACTURING / PHARMA PIPELINE / NUTRACEUTICALS / ANIMAL HEALTH / TEAM / FINANCIALS B B - I P - 2 0 2 6 - 0 0 2 V 4 . 6 1 2

Pipeline Detail Glaucoma Opioid Use Disorder ER methazolamide · reduction of intraocular pressure CBD 200 mg adjunct therapy · FDA Pivotal bioequivalence study (32 subjects) completed under an FDA Special 450-subject, multi-site, NIH-funded Phase 3 randomised controlled trial 2 Protocol Agreement (SPA) Primary endpoint: reduction of opioid use measured by urinalysis Formulation patent protection through 2037 Brains Bio supplies clinical trial material and holds an exclusive option to negotiate a 1 Brains Bio has licensed worldwide rights (excluding Israel) licence to the program rights (1) License is for all countries worldwide, except for the State of Israel. License rights are subject to 6% and 25% royalties, $2.7M of milestones and the $500K minimum royalty. (2) An SPA reflects FDA’s agreement on study design and analysis; it does not assure approval. O C T 2 0 2 6 Q4 2026 LATE 202 7 O C T 2 0 2 6 EA RLY 2 027 P OST- READ OUT NDA submission preparation Estimated NDA fi ling Potential approval Phase 3 active Interim readout Commercial planning Epilepsy Sleep Disorders Oral solid-dose CBD · LGS, Dravet syndrome and TSC Oral solid-dose CBD therapy Proprietary oral capsule designed to achieve PK exposure bioequivalent to Epidiolex Benchmarking multiple formulations to identify lead patent protected candidates Conduct a risk mitigating pilot human bioavailability study (multiple doses) Identifi ed parallel regulatory pathways by expansion of clinical trial sites versus Epidiolex Available data suggests a rapid path to fi ling Pivotal bioequivalence study versus Epidiolex; complete CMC and pre-IND package O C T 2 0 2 6 PLANNED 2029 O C T 2 0 2 6 P L ANNED 2030 Formulation and CMC Pre-IND FDA meeting Anticipated launch Formulation benchmarking Pre-submission meeting Anticipated launch OVERVIEW / PLATFORM / PARTNERSHIPS / API & MANUFACTURING / PHARMA PIPELINE / NUTRACEUTICALS / ANIMAL HEALTH / TEAM / FINANCIALS B B - I P - 2 0 2 6 - 0 0 2 V 4 . 6 1 3

From cannabinoid platform to $7.2B acquisition: the GW Pharma precedent GW listed in the U.S. in 2013 at a $130M equity value. Its blockbuster, Epidiolex, did not yet exist as a program. Eight years later Jazz paid $7.2B. G W E Q U I T Y V A L U E , U S$ E A R LY A C C E S S P I V O TA L P H A S E 3 F D A R E V I E W A P P R O V E D & C O M M E R C I A L A C Q U I R E D $7.2B Epidiolex 2025 net sales: $1.1B Source: Jazz FY2025 results $4.8B $4.6B 13x from IPO before Phase 3 data $3.9B $3.2B $2.4B $2.3B Epidiolex not yet $1.7B a program. $0.13B May-13 Jun-14 Apr-15 Jul-16 Dec-17 Oct-18 Feb-20 Feb-21 May-21 U.S. IPO at $8.90/ADS IND, Fast Track, early data Phase 3 trials start Two positive Phase 3s NDA accepted, priority After approval (Jun-18); 2019 Epidiolex sales Unaff ected; 2020 sales Jazz, $220/ADS, ~50% review U.S. launch Nov-18 $296M $511M premium to unaff ected price May-13 IPO · Jun-14 IND + Fast Track · 2015 Phase 3 start · Mar/Jun-16 Phase 3 wins (Dravet, LGS) · Oct-17 NDA submission complete · Dec-17 NDA accepted, priority review · Jun-18 FDA approval · Nov-18 U.S. launch · Feb-21 Jazz off er · May-21 close Shown for historical context only. GW Pharmaceuticals differs from Brains in stage, scale and risk profile. This precedent is not a prediction or indication of Brains’ future performance, valuation or any transaction and there is no guarantee Brains will have a similar result. Historical equity values calculated as ordinary shares outstanding ÷ 12 (ADS ratio) × price per ADS. May 2013–October 2018 values use IPO/follow-on off ering prices and corresponding disclosed share counts; February 2020 and February 2021 values use closing market prices and the nearest publicly disclosed share counts. Figures are approximate and rounded. Historical values represent equity market capitalization, not enterprise value. The $7.2B Jazz acquisition represents total purchase consideration, including equity awards ($6.7B net of GW cash). Sources: GW Pharmaceuticals SEC fi lings, including the 2013 IPO prospectus, 2014–2018 off ering prospectuses and Forms 6-K, FY2019 Form 10-K, 2020 Form 10-Q, and Jazz/GW February 2021 acquisition announcement. OVERVIEW / PLATFORM / PARTNERSHIPS / API & MANUFACTURING / PHARMA PIPELINE / NUTRACEUTICALS / ANIMAL HEALTH / TEAM / FINANCIALS B B - I P - 2 0 2 6 - 0 0 2 V 4 . 6 1 4

Brains’ lead indications address established global markets M A R K E T O P P O R T U N I T Y 2 Epilepsy $10.0B Anti-epileptic drugs · 2025, global Forecast $12.5B by 2030 $28B 1 Glaucoma Sum of four third-party 2025 market estimates from $8.8B Glaucoma therapeutics · 2025, global Forecast $14.4B by 2034 diff erent sources and methods. Shown for context only; not Brains’ addressable market. 3 Insomnia $5.5B 5 Insomnia market · 2025, global Forecast $6.8B by 2034 $1.06B Epidiolex 2025 net product sales: one cannabinoid 4 medicine at blockbuster scale. Opioid Use Disorder $3.9B OUD treatment · 2025, global Forecast $9.3B by 2034 1 IMARC Group, Glaucoma Therapeutics Market 2 Mordor Intelligence, Epilepsy Drugs Market Report, 3 IMARC Group, Insomnia Market Report, 2026–2034 4 Fortune Business Insights, Opioid Use Disorder 5 Jazz Pharmaceuticals plc, Form 10-K, FY2025 Report, 2026–2034 2025–2030 Market Report, 2026–2034 (Epidiolex/Epidyolex net product sales $1,059.2M) Market sizes represent the broader therapeutic categories and do not refl ect Brains Bio’s estimated direct addressable market, expected market share, or projected revenues. $28B is the sum of third-party estimates of total 2025 global market size for each indication. OVERVIEW / PLATFORM / PARTNERSHIPS / API & MANUFACTURING / PHARMA PIPELINE / NUTRACEUTICALS / ANIMAL HEALTH / TEAM / FINANCIALS B B - I P - 2 0 2 6 - 0 0 2 V 4 . 6 1 5

EU-GMP Development & Manufacturing Large-scale cannabinoid API production in the UK, advancing a diversifi ed portfolio of APIs, formulations and fi nished products backed by pharmaceutical-grade quality B R A I N S F A C I L I T Y S P E C S M A N U F A C T U R I N G C A P A B I L I T Y Robust and scalable manufacture and supply 25,000 sq. ft. facility Eight API and nutraceutical manufacturing lines 12.8 tons maximum annual production capacity Estimated fi ve-year capacity runway Multiple customer and health agency audits Located in Kent, England Consistent product quality demonstrated in over 500 batches Supported by network of approved GMP CDMOs Schedule 1 Controlled Substances License T E C H N I C A L P A C K A G E S EU GMP Certifi cation for Human & Veterinary Medicines US DMF and EU ASMF GMP Compliance Number: Insp GMP/GDP 48727. 176528460001 UK CEP granted MHRA Drug Substance documentation available to support regulatory submissions Importer or Distributor of API Drug Product documentation available for diff erent dosage forms via commercial partner MHRA Site Number: 17652846 Drug Substance information referenced in multiple customer fi lings (including FDA, MHRA, EMA, ANVISA) Inspected and Registered with MHRA UK API 48727 Manufacturer OVERVIEW / PLATFORM / PARTNERSHIPS / API & MANUFACTURING / PHARMA PIPELINE / NUTRACEUTICALS / ANIMAL HEALTH / TEAM / FINANCIALS B B - I P - 2 0 2 6 - 0 0 2 V 4 . 6 1 6

Barriers to Replication T H E M O AT , Q U A N T I F I E D What a new entrant would have to build, step by step, before competing for a single regulated customer. PROCESS DEVELOPMENT 2 yrs SPECIFICATION & 2.5 yrs OPTIMISATION FACILITY BUILDOUT AND 1.5 yrs STAFF DATA PACKAGE GENERATION 1.5 yrs REGULATORY APPROVALS 3 yrs CUSTOMER QUALIFICATION 1.5 yrs Year 0 2 4 6 8 10 12 ~12 years end-to-end if run sequentially -- every one of these steps is already built and operating at Brains. OVERVIEW / PLATFORM / PARTNERSHIPS / API & MANUFACTURING / PHARMA PIPELINE / NUTRACEUTICALS / ANIMAL HEALTH / TEAM / FINANCIALS B B - I P - 2 0 2 6 - 0 0 2 V 4 . 6 1 7

Long-Standing Relationships with Leading Multinationals P H A R M A C E U T I C A L P A R T N E R · B R A Z I L S T R A T E G I C S H A R E H O L D E R * Leading Generic Global Nutrition, Drug Manufacturer Health & Beauty Company API supply relationship supporting cannabinoid portfolio including a Strategic relationship supporting the Company’s growth as a registered epilepsy product major shareholder P H A R M A C E U T I C A L P A R T N E R · U . S . N U T R A C E U T I C A L C U S T O M E R · U K Multi-national Generic Leading Vitamin & Pharmaceutical Company Supplement Brand Company API supply relationship supporting U.S. generic Epidiolex Nutraceutical commercial relationship for pharmaceutical-grade CBD development and commercialisation products and ingredients *Insider and major shareholder of the Company (strategic relationship, not a supply relationship). OVERVIEW / PLATFORM / PARTNERSHIPS / API & MANUFACTURING / PHARMA PIPELINE / NUTRACEUTICALS / ANIMAL HEALTH / TEAM / FINANCIALS B B - I P - 2 0 2 6 - 0 0 2 V 4 . 6 1 8

High Quality APIs, including our CBD API Brains Bio’s natural, hemp-derived CBD API – manufactured to EU-GMP standards with a unique suite of licenses and registrations, and used as the active ingredient in multiple third-party pre-clinical and clinical studies worldwide. High Purity and Quality Demonstrable Product Full set of independent Technical Packages Consistency certifi cations Data packages including US DMFs, EU EU GMP CBD API (98.0–102.0%) Fully defi ned API specifi cation Non-genetically modifi ed (Non- ASMFs and IMPD GMO) organism ICH-Q7 compliant impurity profi le Data supporting product CEP certifi cation granted < 0.15% consistency from >500 commercial Halal Drug Substance (DS) section scale batches with negligible THC below the limit of detection Kosher investigational medicinal product variation and within required dossier (IMPD) of 0.000006% specifi cation Drug Product (DP) section IMPD 3-year retest date available for diff erent dosage forms via commercial partner Drug substance data referenced in regulatory fi lings (including FDA, MHRA, EMA, TGA, ANVISA) supporting development programs A P I B L U E P R I N T Blueprint for all APIs with unique suite of manufacturing certifi cations (MHRA) coupled with comprehensive data packages OVERVIEW / PLATFORM / PARTNERSHIPS / API & MANUFACTURING / PHARMA PIPELINE / NUTRACEUTICALS / ANIMAL HEALTH / TEAM / FINANCIALS B B - I P - 2 0 2 6 - 0 0 2 V 4 . 6 1 9

API Manufacturing & Supply Supply of cannabinoid APIs and products to meet customer needs across clinical development and commercialization of authorized pharmaceutical products -- ensuring fl exibility, scalability, and global reach Provision of end-to-end solutions to unlock cannabinoid-based therapies Executed supply agreements and long-term strategic customer relationships API portfolio: CBD, D8-THC, D9-THC, CBN and CBG solids · Drug intermediates: lipid-based, cyclodextrin-based and amorphous dispersions · Medical fi nished products: CBD oil and capsules Active customer focused cannabinoid API R&D program OVERVIEW / PLATFORM / PARTNERSHIPS / API & MANUFACTURING / PHARMA PIPELINE / NUTRACEUTICALS / ANIMAL HEALTH / TEAM / FINANCIALS B B - I P - 2 0 2 6 - 0 0 2 V 4 . 6 20

Nutraceutical & Consumer Products Portfolio Pharma-grade nutraceutical ingredients and fi nished consumer products, monetizing the same EU-GMP platform Nutraceutical Finished Products Brands Ingredients Nutra CBD isolate solid CBD Oils, Capsules and Gummies Brains Pure CBD Ph. Eur. CBD isolate solid CBD creams, gels and serums Vitality CBD Nutra CBG isolate solid Nutra CBDA isolate solid Nutra CBDV isolate solid OVERVIEW / PLATFORM / PARTNERSHIPS / API & MANUFACTURING / PHARMA PIPELINE / NUTRACEUTICALS / ANIMAL HEALTH / TEAM / FINANCIALS B B - I P - 2 0 2 6 - 0 0 2 V 4 . 6 2 1

Animal Health Business Growing bank of early-stage cannabinoid clinical research and real-world evidence supporting cannabinoid use in animals. Early-mover opportunity in the veterinary cannabinoid market, targeting co-development opportunities with accelerated routes to market. Leveraging human clinical data and formulations to accelerate veterinary product development. Focus on companion animals (dogs, cats) and performance species (horses, camels, falcons) where cannabinoid therapies are being developed and evaluated. OVERVIEW / PLATFORM / PARTNERSHIPS / API & MANUFACTURING / PHARMA PIPELINE / NUTRACEUTICALS / ANIMAL HEALTH / TEAM / FINANCIALS B B - I P - 2 0 2 6 - 0 0 2 V 4 . 6 2 2

Management Team M A N A G E M E N T T E A M A N D A D V I S O R S Ricky Brar Jas Kalsi Dean Billington Bill Purves Founder, CEO and Chairperson Chief Financial Oc ffi er Chief Operating Officer Chief Commercial Oc ffi er A serial entrepreneur with a record of fi rsts in the Chartered Professional Accountant with over 30 A leading scientist in pharmaceutical, biotech and Experienced commercial executive who has built cannabinoid industry. years of experience. healthcare, with a wealth of experience in cannabinoids businesses and led teams across international markets. and CBD. Established the Brains product as Brazil’s first Former KPMG audit partner on private, government sector GSK -- CFO of Sub-Saharan Africa, followed by Executive registered medical cannabis product. and public audit clients. Extensive pharmaceutical regulatory and Director Business Development (International Region). compliance expertise. Partnered with the largest vitamin distribution company in A decade of experience in mail order pharmacy and Over 25 years experience in the global biopharmaceutical the UK. pharmaceutical development. Former Applied Chemistry Executive at world’s leading and medical cannabis industry across multi-national and pharmaceutical Rx cannabinoid company. start-up companies. Co-founder of SunPharm, successfully RTO’ed Bevo Proven track record in hiring top-level executives, to create Canadian LP; a founding member of the CMC restructuring, raising capital and international audit clients Former Global Head of QA for Caligor Rx; former Director Co-founder of a pharma development company. and CDPRG. with multiple securities fi ling requirements. for Fisher Clinical Services. Dr. Priyajit “Bobby” Prasad Michael Spector Susan Sobolov, Ph.D Alexandru Zabara, Ph.D Chairman, Medical Advisory Board Advisor, Pharma Advisor, Pharma Advisor, Formulation Development MBBS, FRCP, FACP, FRCPI, FASGE, MBA. Internationally Proven pharmaceutical leader, entrepreneur, and drug 25+ years leading clinical programs. Delivered 28 programs Formulation technology expert specializing in controlled recognized clinical leader with more than 25 years of active developer. Co-founded Caelum Biosciences and led it from to IND in neuroscience at Pfi zer. Led approval of Incivek at and targeted release systems; Principal Consultant and practice spanning the UK, US and GCC. inception (2017) through to its acquisition by Alexion, Vertex and built out enterprise portfolio management. Managing Director of InSciTe Consulting. AstraZeneca Rare Disease (2021). Built 6 pharmaceutical Most recently Consultant Gastroenterologist and Chair of Built Novartis Research (NIBR) project management offi ce Five years at DSM spanning Innovation Manager Pharma companies leading to multiple acquisitions and one Innovation and Business Development at Mayo Clinic across 8 therapeutic areas; built out mRNA business unit at & Medical Nutrition, Technology Platform Director out-license for late-stage company. Healthcare, London. Alexion and Mustang Bio’s CART and cell-therapy portfolio. and EMEA Principal Scientist; previously Team Lead, 30+ years of biotechnology experience. GSK, Anti-infective Controlled Release. Appointed Chairman of Brains Bio’s Medical Advisory Caelum COO since inception: program strategy and US Marketing Head, CEO GSK South Africa (Pharma Trade Board in April 2026, guiding clinical and medical strategy operations across Phase 2 & 3 design and execution, PhD in Life Sciences (ETH Zürich, incl. postdoc); MSc in President); experience working in Brazil, UK, US, and across the development portfolio. translational science, regulatory, quality and CMC. Protein Science (Lund University). South Africa. OVERVIEW / PLATFORM / PARTNERSHIPS / API & MANUFACTURING / PHARMA PIPELINE / NUTRACEUTICALS / ANIMAL HEALTH / TEAM / FINANCIALS B B - I P - 2 0 2 6 - 0 0 2 V 4 . 6 2 3

Financial Outlook, FY2022–FY2031 T O TA L R E V E N U E B Y D I V I S I O N · U S$ A C T U A L F O R E C A S T $471.6M F Y 2 0 3 1 E R E V E N U E $471.6M $284.8M API $333.6M $165.3M Pharma $124.7M Nutra $13.3M $75.5M $11.6M $6.0M $7.8M $7.6M $8.8M $8.4M FY22 FY23 FY24 FY25 FY26 FY27E FY28E FY29E FY30E FY31E Years ended 31 March. FY2022–FY2026 actuals; FY2027E–FY2031E per management’s forecast model (October 2026). Forecasts are not guidance and are not assured. Material basis and assumptions: forecast revenue comprises (i) existing API, nutraceutical and commercial customer revenue; (ii) partner programs, including Refractory Epilepsy Brand launches by market from January 2027 (risk-adjusted using success factors of 75% to 95% by region) and API supply for a generic version of Epidiolex from Q1 FY28 (not risk-adjusted; timing subject to the patent and regulatory exclusivity position of Jazz Pharmaceuticals); and (iii) Brains’ development programs (glaucoma, OUD, oral CBD and sleep disorders), weighted by probability of success with reference to BIO / Informa / QLS clinical development benchmarks (the sleep disorders program is weighted at 90% in the Company model, reflecting the ANVISA sanitary authorization pathway in Brazil), including milestone license income and API sales to partners ahead of approval. The forecast assumes regulatory approvals and launches on the timelines shown in this presentation, continued customer and partner performance, and available manufacturing capacity. The forecast assumes transaction proceeds are available to fund operations, research and development and capital expenditure; to the extent a portion is used to pay existing liabilities, less capital would be available and results could differ. See page 25 for the revenue bridge and further assumptions. OVERVIEW / PLATFORM / PARTNERSHIPS / API & MANUFACTURING / PHARMA PIPELINE / NUTRACEUTICALS / ANIMAL HEALTH / TEAM / FINANCIALS B B - I P - 2 0 2 6 - 0 0 2 V 4 . 6 2 4

8 Revenue Bridge, FY2027E–FY2031E M A N A G E M E N T F O R E C A S T · R I S K - A D J U S T E D Revenue grows from $8.4M in FY27E to $471.6M in FY31E. ~48% of the uplift is Brains’ development programs, probability-weighted; ~42% is partner programs. R E V E N U E B R I D G E F Y 2 7 E → F Y 3 1 E , U S$ M Partner programs Existing / commercial customers Development programs (risk-adjusted) N O N - P R I C E C R O S S - C H E C K S +71.2 $471.6M +36.9 47% +23.5 +89.7 of FY31E revenue from Brains’ development programs, after probability-of-success weighting (BIO approval benchmarks: 52% from Phase III, 91% from NDA fi ling)¹ +12.8 +19.7 +16.9 +8.4 +184.1 ~10% blended FY31E Refractory Epilepsy Brand penetration of $8.4M ~0.9M CBD-treatable refractory epilepsy patients in 10 2 markets, vs. 25% modelled peak 5 7 7 6 4 FY27E Epilepsy Brand Generic Epidiolex Other CBD API New Cannabinoids Nutra Glaucoma Oral CBD OUD Sleep Disorders FY31E Year to Mar-27 From Q4 FY27 In market Q1 FY28 In market Q1 FY28 Q1 FY29 From FY31 Year to Mar-31 Q1 FY28 Q1 FY30 Implied FY31E partner net sales (risk-adj.) vs. reference R E V E N U E P AT H B Y S O U R C E , U S$ M market³ FY 2 7 E FY 2 8 E FY 2 9 E FY 3 0 E FY 3 1 E Δ FY 2 7– 3 1 E % O F Δ Glaucoma (US) $390M $8.8B global 4.4% Partner programs 6.7 40.6 66.2 143.7 199.2 +192.5 42% OUD (US) $71M $3.9B global 1.8% Existing / commercial customers 1.7 14.3 29.0 43.7 51.1 +49.4 11% Oral CBD (US) $38M $1.06B Epidiolex 3.6% Development programs (risk-adjusted)⁴ – 20.6 70.1 97.4 221.3 +221.3 48% Total revenue 8.4 75.5 165.3 284.8 471.6 +463.2 100% Source: Company model – Brains Bioceutical Annual Forecast Model FY2027–FY2031 (11-Oct-2026), Annual Income Statement and product tabs (CBD API (3) Partner net sales from company model (risk-adjusted). Reference markets as cited on page 15: IMARC Group, Glaucoma Therapeutics Market (2025: $8.8B); Sales, Pharm Eur, New Cannabinoids, CBD Nutra, Epilepsy Brand, program Summary/Model tabs, Key Assumptions). Fiscal years end 31 March (FY27E = Apr-26 Fortune Business Insights, OUD Market (2025: $3.9B); Jazz Pharmaceuticals FY2025 Form 10-K (Epidiolex/Epidyolex net product sales $1,059.2M). US-only to Mar-27). US$M; totals may not sum due to rounding. sales compared with global markets; indicative only. (1) Probability-of-success weight applied in the company model to partner sales (pipeline) or patient volumes (Refractory Epilepsy Brand); generic Epidiolex, other (4) Sleep disorders (oral CBD therapy): first revenue FY31E, booked in the company model at a 90% weight reflecting the ANVISA sanitary authorization pathway in customers, new cannabinoids and nutraceuticals not risk-adjusted. Benchmarks: BIO / Informa / QLS, Clinical Development Success Rates 2011–2020 (likelihood Brazil. This is not FDA, MHRA or TGA approval. Shown within development programs. of approval from Phase III 52.4%; NDA/BLA to approval 90.6%). (5) Generic Epidiolex revenue is API supply for a generic version of Epidiolex being developed by a U.S. generic partner. It is shown without risk adjustment and (2) Addressable = CBD-treatable refractory patients (30% of refractory; refractory 30–35% of epilepsy population), ~0.9M across Brazil, Colombia, Uruguay, EU-4, represents less than 2% of FY31E revenue. Its timing is subject to the patent and regulatory exclusivity position of Jazz Pharmaceuticals. UK, Australia and US. Launches: Brazil Jan-27, Colombia/Uruguay Jul-27, EU-4/Australia Jul-28, US/UK Jan-29. Success factors 95% Brazil, 90% LatAm, 80% (6) OUD revenue assumes Brains exercises its exclusive option to negotiate a licence to the program. EU/AU, 75% US/UK. Blended FY31E figure is risk-adjusted. (7) Before approval or launch, glaucoma and oral CBD revenue is milestone license income and sale of API for partner pre-launch stock build. After approval, (8) The forecast assumes completion of a $100M financing, which has not been committed. See footnote (1) on slide 27. revenue reflects license income (milestones and royalties) and API sales. OVERVIEW / PLATFORM / PARTNERSHIPS / API & MANUFACTURING / PHARMA PIPELINE / NUTRACEUTICALS / ANIMAL HEALTH / TEAM / FINANCIALS B B - I P - 2 0 2 6 - 0 0 2 V 4 . 6 2 5

Brains Bio Manufacturing & Specialty Valuation Benchmarking: (calendarized) Ingredients Pharma EV / Sales vs. Comparables EV / 2028E sales (1)(2)(3) EV / 2029E sales (1)(2)(3)(5) Growth-adjusted EV / 2028E sales (1)–(4) Growth-adjusted EV / 2029E sales (1)–(5) Idorsia Idorsia IFF Indivior 8.3x 7.0x 70.9x (4%) 92.7x (4%) Brains Bio (cal.) Lonza Indivior IFF 6.2x 4.2x 56.3x (6%) 73.5x (4%) Lonza Brains Bio (cal.) DSM-Firmenich Alcon 4.7x 3.5x 52.2x (5%) 45.0x (6%) Indivior Indivior Alcon Siegfried 3.6x 3.5x 48.7x (6%) 40.1x (6%) Jazz Pharma Jazz Pharma Santen Idorsia 3.5x 3.1x 45.5x (4%) 38.3x (18%) IFF IFF Lonza Lonza 3.2x 3.1x 39.5x (12%) 32.9x (13%) Alcon Alcon Jazz Pharma DSM-Firmenich 3.0x 2.8x 37.5x (9%) 29.9x (8%) DSM-Firmenich DSM-Firmenich Bausch + Lomb Jazz Pharma 2.5x 2.3x 32.1x (5%) 29.7x (11%) Siegfried Siegfried Siegfried Bausch + Lomb 2.3x 2.2x 31.8x (7%) 17.4x (9%) Santen Santen Idorsia Piramal Pharma 1.9x 1.6x 27.7x (30%) 12.7x (12%) Bausch + Lomb Bausch + Lomb Piramal Pharma Santen 1.7x 1.6x 14.2x (12%) 8.8x (19%) Piramal Pharma Piramal Pharma Brains Bio (cal.) Brains Bio (cal.) 1.7x 1.5x 4.4x (144%) 4.5x (78%) Notes: Comps ranked highest to lowest. Multiples are calculated in each company’s native currency (currency-neutral). Growth shown in brackets is YoY sales growth for (4) Growth-adjusted EV / sales = EV / sales ÷ YoY sales growth (as a decimal); 2028E uses 2028E / 2027E growth, 2029E uses 2029E / 2028E growth. Lower = cheaper the year in question. DSM-Firmenich, included as a comparable, is an insider and major shareholder of the Company. per unit of growth. At Brains Bio’s growth rates (144% / 78%) the ratio compresses mechanically and does not capture execution risk. (1) Brains Bio EV of $891.8M = 118.83M pro forma shares × $10.20 − $331.6M transaction cash to balance sheet + $11.7M loans − $0.4M cash and ST investments at (5) Piramal Pharma 2029E sales extrapolated at 2028E growth (no FactSet FY2029 consensus). Santen FY2029 consensus (+18.6%) is well above trend. Thin coverage 6/30/26. The convertible debenture converts into equity at closing and is included in the $750.0M rollover; no new shares are issued in respect of it. Assumes no for Indivior (3 estimates) and Idorsia (2). IFF estimates reflect divestitures. redemptions; excludes up to 15.0M earnout shares. Sources: FactSet (pricing and estimates as of 10/13/2026); Brains Bioceutical management forecast; Brains Bioceutical Corp. consolidated financial statements, (2) Brains Bio sales are management forecasts (FY ends 31 March), not consensus, calendarized 25% / 75% to CY2027E $58.7M, CY2028E $142.8M and CY2029E 6/30/2026 (unaudited); deal team (share price, SPAC share count). $254.9M. Without calendarization (FY29E / FY30E mapped to 2028E / 2029E): EV / sales 5.4x / 3.1x; growth-adjusted 4.5x / 4.3x. (3) Comps: EV = FactSet enterprise value, latest reported period (may not reflect 10/13/26 share prices); sales = FactSet consensus mean as of 10/13/26. Piramal Pharma and Santen (March FYE) use fiscal years ending March 2028 / March 2029. OVERVIEW / PLATFORM / PARTNERSHIPS / API & MANUFACTURING / PHARMA PIPELINE / NUTRACEUTICALS / ANIMAL HEALTH / TEAM / FINANCIALS B B - I P - 2 0 2 6 - 0 0 2 V 4 . 6 2 6

Sources, Uses & Pro Forma Ownership P R O P O S E D S P A C B U S I N E S S C O M B I N AT I O N 1 S O U R C E S ($ M ) T R A N S A C T I O N H I G H L I G H T S P R O F O R M A O W N E R S H I P Brains Bio Rollover $750.0 Valuation. Pre-money equity valuation of $750M for Brains Bioceutical, with 100% equity rollover by existing shareholders. 1 Assumed Financing Proceeds (illustrative) $100.0 Financing. SPAC and Company may pursue a potential SPAC Trust Proceeds (assumes no redemptions) $251.6 financing in connection with the business combination. Total Sources $1,101.6 Use of proceeds. Net proceeds are intended to be used for general corporate purposes, including the payment of liabilities. U S E S ($ M ) SHARES % OWN Equity to Target $750.0 (M) Trust account. $251.6M held in trust as of 6/30/26, estimated at approximately $251.6M at Closing; available to fund closing Brains Bio Rollover Equity 75.00 63.1% Cash to Balance Sheet $331.6 proceeds assuming no redemptions. SPAC Public Shareholders 24.85 20.9% Estimated Transaction Expenses $20.0 Assumed Financing Investors 9.80 8.2% 1 (illustrative) Total Uses $1,101.6 Sponsor Promote Shares 8.51 7.2% (1) Assumes proceeds from potential financing that may be pursued by SPAC and Company. No offer or solicitation has been made to date in respect of any Sponsor / Underwriter Placement 0.67 0.6% such financing, and there is no certainty that any financing will be pursued or achieved. See “Forward-Looking Information” on slide 5. Total 118.83 100.0% Brains has existing indebtedness, including a convertible debenture, a significant R E D E M P T I O N S E N S I T I V I T Y ( I L L U S T R A T I V E ) portion of which is classified as current, and its financial statements include Shares (M) Brains Bio % Cash to B/S disclosure of a material uncertainty regarding its ability to continue as a going No redemptions 118.83 63.1% $331.6M concern. Existing loans are reflected in the enterprise value build on page 26; the 50% redemptions 106.41 70.5% $205.8M convertible debenture converts into equity at closing. The Brains board of Maximum redemptions 93.98 79.8% $80.0M directors has approved up to $25 million of working capital funding, on an as No redemptions, no financing 109.03 68.8% $231.6M needed basis. Trust proceeds of $251.6M assume no redemptions by public Maximum redemptions, no financing 84.18 89.1% ($20.0M) Brains Bio % is Brains Bio Rollover Equity as a share of pro forma shares. Maximum redemptions shareholders. Excludes up to $150.0M of potential earnout consideration (two assumes all 24.85M public shares are redeemed. The first three rows assume a $100M financing, which has not been committed (footnote 1). There is no minimum cash condition. Cash to B/S is $75.0M tranches) issuable to Existing Equityholders at PubCo share price remaining trust plus any assumed financing, less $20.0M of estimated expenses; a negative figure hurdles of $12.50 and $15.00, subject to escrow release conditions. means expenses would exceed available cash. Excludes earnout shares. OVERVIEW / PLATFORM / PARTNERSHIPS / API & MANUFACTURING / PHARMA PIPELINE / NUTRACEUTICALS / ANIMAL HEALTH / TEAM / FINANCIALS B B - I P - 2 0 2 6 - 0 0 2 V 4 . 6 2 7

Summary Risk Factors P R O P O S E D S PA C B U S I N E S S C O M B I N AT I O N · 1 O F 3 An investment in the securities of Brains Therapeutics Corp. (“PubCo”) involves a high degree of risk. The following is a summary of certain principal risks relating to Brains Bioceutical Corp. (“Brains”), PubCo and the proposed business combination with Armada Acquisition Corp. III (“Armada”) (the “Business Combination”). It is not exhaustive and should be read together with the more complete discussion under “Risk Factors” in the registration statement on Form F-4 to be filed with the SEC, and with Armada’s fi lings with the SEC. These risks could cause actual results to diff er materially from the forward-looking statements in this presentation. R I S K S R E L AT E D T O B R A I N S ’ F I N A N C I A L C O N D I T I O N R I S K S R E L AT E D T O M A N U FA C T U R I N G , S U P P LY A N D C U S T O M E R S R I S K S R E L AT E D T O P R O D U C T D E V E L O P M E N T A N D R E G U L AT O R Y A P P R O V A L Brains has a history of operating losses and negative operating cash fl ow, and its Substantially all of Brains’ active pharmaceutical ingredient (“API”) production is fi nancial statements include disclosure of a material uncertainty that may cast carried out at a single facility in Kent, England. Loss of, damage to or regulatory action None of Brains’ product candidates has received marketing authorisation from the FDA, the MHRA, the EMA or any other regulator, and none may ever do so. Drug signifi cant doubt on its ability to continue as a going concern. against that facility would materially disrupt the business. development is lengthy, expensive and uncertain. Brains has substantial indebtedness, a signifi cant portion of which is secured over the Manufacturing depends on UK MHRA registrations and GMP/GDP certifi cation and on The clinical record for cannabinoid medicines is mixed. Published third-party studies assets of its operating subsidiaries and classifi ed as current. Its ability to repay or UK Home Offi ce controlled drugs licences. These are entity- and site-specifi c, subject have reported negative or inconclusive results in indications relevant to Brains’ refi nance that indebtedness depends on completion of the Business Combination or to inspection and renewal, and may need to be varied or re-issued in connection with other fi nancing that may not be available on acceptable terms, or at all. the Business Combination or any change of name or control. Any suspension, refusal programmes, and Brains’ programmes may fail to demonstrate safety or effi cacy. or delay could halt production. Brains will require substantial additional capital to fund its pharmaceutical Rights to certain programmes depend on agreements with third parties, including an development programmes and operations. Future fi nancings may be dilutive or may Revenue is concentrated in a small number of customers, with limited long-term exclusive option to negotiate a licence that has not been exercised and in-licensed impose restrictive terms. purchase commitments. The loss of, or reduced orders from, a principal customer, patent rights. Those rights may be lost if Brains fails to meet its obligations, and counterparties may allege that it has not met them. or a counterparty’s failure to meet its contractual obligations, would materially Brains is, and may in future be, party to legal proceedings and commercial disputes reduce revenue. The commercial value of products developed by Brains’ customers and partners, with creditors, counterparties and others. Adverse outcomes could require signifi cant payments, divert management attention or restrict operations. Brains relies on a limited number of suppliers for cannabinoid raw material, and supply including generic products, depends on regulatory approvals and on patent challenges interruption, quality failure or price increases could impair production and margins. and litigation that Brains does not control. Fair value accounting for derivative liabilities, convertible instruments and earnout consideration has caused, and may continue to cause, signifi cant non-cash volatility in Brains competes with larger and better-resourced pharmaceutical companies and API Brains relies on third parties, including contract research organisations, academic institutions and clinical investigators, to conduct its clinical trials, and their failure to reported results. manufacturers, and regulatory changes may lower barriers to entry. perform could delay or compromise its programmes. Brains has not operated as a public company. Its fi nancial reporting systems, controls and personnel may be inadequate, and material weaknesses in internal control over R I S K S R E L AT E D T O T H E R E G U L AT I O N O F C A N N A B I N O I D S fi nancial reporting may be identifi ed. The U.S. federal defi nition of hemp changes on 12 November 2026. Cannabinoid material that does not meet the new total-THC limits will become a Schedule I controlled substance, which may render a signifi cant portion of U.S. hemp-derived products, including customers’ products, unlawful. Cannabinoids remain subject to controlled substances regimes in the United States, the United Kingdom and other jurisdictions. Changes in scheduling, enforcement or licensing could restrict Brains’ ability to manufacture, import, export or sell its products, or could increase competition. No cannabidiol food or supplement ingredient has been authorised under the novel foods regimes in Great Britain or the European Union. Applications may be refused, delayed or terminated, and national authorities have taken enforcement action against CBD products. The FDA has not permitted cannabidiol to be marketed in foods or dietary supplements, and regulatory or enforcement action could reduce demand for Brains’ consumer and ingredient products. OVERVIEW / PLATFORM / PARTNERSHIPS / API & MANUFACTURING / PHARMA PIPELINE / NUTRACEUTICALS / ANIMAL HEALTH / TEAM / FINANCIALS B B - I P - 2 0 2 6 - 0 0 2 V 4 . 6 2 8

Summary Risk Factors P R O P O S E D S PA C B U S I N E S S C O M B I N AT I O N · 2 O F 3 R I S K S R E L AT E D T O I N T E L L E C T U A L P R O P E R T Y R I S K S R E L AT E D T O T H E B U S I N E S S C O M B I N AT I O N R I S K S R E L AT E D T O O W N E R S H I P O F P U B C O S E C U R I T I E S Brains relies signifi cantly on trade secrets and unpatented know-how, which may be The Business Combination is subject to conditions, including shareholder approvals, There has been no public market for PubCo’s securities. The market price may be diffi cult to protect, and competitors may independently develop equivalent processes. approval of the plan of arrangement by the Supreme Court of British Columbia, volatile and may decline below the price paid by investors or the value implied by the Business Combination. effectiveness of the registration statement and Nasdaq listing approval. It may not be Brains may be subject to claims that it infringes third-party intellectual property, and its completed on the expected timetable, or at all. in-licensed rights may be challenged, narrowed or terminated. PubCo must meet Nasdaq’s initial and continued listing requirements. Following recent rule changes, certain defi ciencies after a business combination may lead to Redemptions by Armada’s public shareholders may substantially reduce the cash suspension or delisting without a cure period. available to PubCo at closing. There is no minimum cash condition, and PubCo may close with less cash than anticipated. PubCo expects to qualify as a foreign private issuer. If it does not, or later loses that status, it will incur the costs of reporting as a U.S. domestic issuer. The SEC is No financing has been committed in connection with the Business Combination, and reviewing the foreign private issuer defi nition. any financing, including up to $25 million of working capital funding whose source and terms have not been determined, may not be obtained in the amounts or on the terms As a company combining with a former shell company, PubCo will be subject to expected, or at all. restrictions on the use of Rule 144 and will be ineligible to use Form S-3 for a period after closing. Because there is no minimum cash condition and no financing has been committed, PubCo could complete the Business Combination with little or no cash, which could PubCo may be classifi ed as a passive foreign investment company, or may be treated require it to obtain additional financing promptly after closing and could affect its ability as a U.S. corporation for U.S. federal income tax purposes, either of which could have to continue as a going concern. adverse tax consequences for holders. Armada’s sponsor, officers and directors have interests in the Business Combination PubCo is a British Columbia company and a signifi cant portion of its assets, directors that differ from, and may conflict with, those of Armada’s public shareholders. and offi cers are located outside the United States, which may make it diffi cult to eff ect service of process or enforce judgments. Completion requires consents from lenders, shareholders holding contractual rights and other third parties, which may be withheld or given only on adverse terms. Following closing, Brains’ founder and certain signifi cant shareholders are expected to hold a substantial portion of PubCo’s shares and may be able to exert signifi cant Shareholders may exercise dissent rights. infl uence over matters requiring shareholder approval. The number of PubCo shares issued to Brains securityholders is subject to adjustment, including for indebtedness and working capital at closing, and will not be known until shortly before closing. Earnout shares will be issued only if PubCo’s share price reaches specified thresholds within a specified period. Their issuance would dilute other shareholders, and their accounting treatment may cause volatility in reported results. Securityholders will experience dilution from sponsor shares, warrants, earnout shares, equity incentive awards and future issuances. OVERVIEW / PLATFORM / PARTNERSHIPS / API & MANUFACTURING / PHARMA PIPELINE / NUTRACEUTICALS / ANIMAL HEALTH / TEAM / FINANCIALS B B - I P - 2 0 2 6 - 0 0 2 V 4 . 6 2 9

Summary Risk Factors P R O P O S E D S PA C B U S I N E S S C O M B I N AT I O N · 3 O F 3 In these risk factors, “AACI” (also referred to in this presentation as “Armada”) means Armada Acquisition Corp. III; “PubCo” means Brains Therapeutics Corp.; “Brains” means Brains Bioceutical Corp.; the “Business Combination” means the proposed business combination among AACI, Brains and PubCo; the “Business Combination Agreement” means the agreement among those parties governing the Business Combination; and “IPO” means AACI’s initial public offering. R I S K S R E L A T E D T O T H E B U S I N E S S C O M B I N A T I O N ( C O N T I N U E D ) Combination Agreement. R I S K S R E L A T E D T O B E I N G A P U B L I C C O M P A N Y The exercise of AACI’s directors’ and executive officers’ discretion in agreeing to PubCo’s management team has limited experience managing a public company, and AACI’s warrants will become warrants of PubCo exercisable for PubCo’s shares changes or waivers in the terms of the Business Combination may result in a conflict the additional requirements for public companies may strain resources and divert following the Business Combination, which would increase the number of shares of interest when determining whether such changes to the terms of the Business management’s attention. eligible for future resale in the public market and result in dilution to PubCo Combination or waivers of conditions are appropriate and in AACI’s shareholders’ shareholders. PubCo will incur increased costs as a result of operating as a public company, and its best interest. management will devote substantial time to new compliance initiatives. Nasdaq may not list PubCo’s securities on its exchange, which could limit investors’ AACI and Brains will incur significant transaction and transition costs in connection ability to make transactions in PubCo’s securities and subject PubCo to additional PubCo could be a target of securities class action and derivative lawsuits, which with the Business Combination. trading restrictions. could result in substantial costs. The announcement of the proposed Business Combination could disrupt Brains’ AACI’s independent registered public accounting firm’s report contains an If securities or industry analysts do not publish research about PubCo at all or publish relationships with its business partners and others, as well as its operating results and explanatory paragraph that expresses substantial doubt about AACI’s ability to inaccurate or unfavorable research about PubCo or its business, the market price business generally. continue as a “going concern.” and/or the trading volume of PubCo’s shares could decline. Subsequent to consummation of the Business Combination, PubCo may be exposed Neither AACI nor its shareholders will have the protection of any indemnification, PubCo will be governed by the corporate laws of British Columbia, Canada, which in to unknown or contingent liabilities and may be required to subsequently take escrow, purchase price adjustment or other provisions that allow for a post-closing some cases have a different effect on shareholders than the corporate laws of write-downs or write-offs, restructuring and impairment or other charges that could adjustment to be made to the consideration payable pursuant to the Business Delaware. have a significant negative effect on PubCo’s financial condition, results of operations Combination Agreement in the event that any of the representations and warranties and PubCo’s share price, which could cause you to lose some or all of your made by Brains in the Business Combination Agreement ultimately proves to be R I S K S R E L A T E D T O A A C I investment. inaccurate or incorrect. AACI may not be able to consummate an initial business combination within 18 Investors may not have the same benefits as an investor in an underwritten public The ability of AACI shareholders to exercise redemption rights with respect to a large months after the closing of AACI’s IPO, in which case AACI would cease all offering. number of AACI’s Class A ordinary shares, the terms of the proposed Business operations except for the purpose of winding up and AACI would redeem AACI’s The historical financial results of Brains included in this presentation may not be Combination or other factors may not allow AACI to complete the Business Class A ordinary shares and liquidate, and AACI’s warrants would expire worthless. Combination or optimize the capital structure of PubCo. indicative of what PubCo’s actual financial position or results of operations would Past performance by AACI’s management team or their respective affiliates may not have been. PubCo’s ability to be successful following the Business Combination will depend be indicative of future performance of an investment in AACI’s securities. During the pendency of the Business Combination, AACI and Brains may not be able upon the efforts of PubCo’s board of directors and key personnel, and the loss of such AACI is dependent upon AACI’s officers and directors and their departure could persons could negatively impact the operations and profitability of PubCo’s to enter into a business combination with another party because of restrictions in the adversely affect AACI’s ability to operate. Business Combination Agreement, which could adversely affect their respective post-Business Combination business. businesses. Further, certain provisions of the Business Combination Agreement may AACI’s non-redeeming shareholders and Brains’ shareholders may not realize a discourage third parties from submitting alternative takeover proposals, including benefit from the Business Combination commensurate with the ownership dilution proposals that may be superior to the arrangements contemplated by the Business they will experience in connection with the Business Combination. OVERVIEW / PLATFORM / PARTNERSHIPS / API & MANUFACTURING / PHARMA PIPELINE / NUTRACEUTICALS / ANIMAL HEALTH / TEAM / FINANCIALS B B - I P - 2 0 2 6 - 0 0 2 V 4 . 6 3 0

Canadian Investor Rights S TAT U T O R Y R I G H T S O F A C T I O N · 1 O F 2 Investors’ Rights Alternatively, where the investor purchased securities from the Company, the investor may elect to exercise a Alternatively, the investor may elect to exercise a right of rescission against the Company, and, when the right of rescission against the Company, and, when the investor so elects, the investor shall have no right of investor so elects, the investor shall have no right of action for damages. Neither the Company nor any person The following summary of the statutory rights of action for damages or rescission will apply to a Canadian action for damages against the Company. referred to above will be liable for misrepresentations in this presentation if the Company or the person proves investor of securities of the Company in the event that this presentation is deemed to be an off ering that the investor purchased securities with knowledge of the misrepresentation. memorandum pursuant to securities legislation in the applicable province or territory of Canada. These No person or company, other than the Company, will be liable: (i) if the person or company proves that this remedies, or notice with respect thereto, must be exercised, or delivered, as the case may be, by the investor presentation, or any advertising, or sales literature was sent or delivered, or disseminated, as the case may be, No person or company, other than the Company will be liable: (i) if the person or company proves that this within the time limits prescribed by the applicable securities legislation. Investors should refer to the applicable to the investor without the person’s or company’s knowledge or consent, and that, on becoming aware that it presentation was sent to the investor without the person’s or company’s knowledge or consent, and that, after securities legislation for the complete text of these rights or consult with a legal advisor. Where used in this was sent and delivered or disseminated, the person or company immediately gave reasonable general notice becoming aware that it was sent, the person or company promptly gave reasonable notice to the Company section, “misrepresentation” means an untrue statement of a material fact or an omission to state a material that it was so sent and delivered or disseminated; (ii) if the person or company proves that after the fi ling of this that it was sent without the person or company’s knowledge and consent; (ii) if the person or company proves fact that is required to be stated or that is necessary to make a statement not misleading in light of the presentation or any amendments thereto, or after the dissemination of the advertising or sales literature, and that, after becoming aware of the misrepresentation, the person or company withdrew the person’s or circumstances in which it was made. before the purchase of the securities by the investor, on becoming aware of any misrepresentation, the person company’s consent to this presentation and gave reasonable notice to the Company of the withdrawal and the or company withdrew the person’s or company’s consent to this presentation, or to the advertising or sales reason for it; (iii) with respect to any part of this presentation purporting to be made on the authority of an The rights of action discussed below are in addition to and without derogation from any other rights or literature and gave reasonable general notice of the withdrawal and the reason for it; or (iii) for any part of this expert or purporting to be a copy of, or an extract from, a report, statement or opinion of an expert, the person remedies available at law to the investor of securities. presentation, or any amendment thereto, or any advertising or sales literature not purporting to be made on or company had no reasonable grounds to believe and did not believe that (A) there had been a Ontario Investors the authority of an expert and not purporting to be a copy of or an extract from a report, opinion or statement of misrepresentation, or (B) the relevant part of this presentation did not fairly represent the position of the expert In the event that this presentation contains a misrepresentation, an investor of securities resident in Ontario an expert, unless the person or company (i) failed to conduct a reasonable investigation suffi cient to provide or was not a fair copy; or (iv) with respect to any part of this presentation not purporting to be made on an who purchases securities off ered by this presentation during the period of distribution has, without regard to reasonable grounds for a belief that there had been no misrepresentation; or (ii) believed there had been expert’s authority and not purporting to be a copy of, or an extract from, an expert’s report, opinion or whether the investor relied upon the misrepresentation, a right of action for damages against the Company or, a misrepresentation. statement, unless the person or company (A) did not conduct an investigation suffi cient to provide alternatively, while still the owner of any securities purchased by that investor, for rescission provided that: (i) if reasonable grounds for a belief that there had been no misrepresentation, or (B) believed there had been Not all defences upon which the Company or others may rely are described herein. Please refer to the full text the investor exercises its right of rescission, it shall cease to have a right of action for damages as against the a misrepresentation. of The Securities Act, 1988 (Saskatchewan) for a complete listing. Company; (ii) the Company will not be liable if it proves that the investor purchased the securities with In an action for damages, the Company, any director of the Company and any person or company who signed In addition, where an individual makes a verbal statement to a prospective investor that contains a knowledge of the misrepresentation; (iii) the Company will not be liable for all or any portion of damages that it this presentation is not liable for all or any portion of the damages that they prove does not represent the misrepresentation relating to the securities and the verbal statement is made either before or proves do not represent the depreciation in value of the securities as a result of the misrepresentation relied depreciation in value of the securities as a result of the misrepresentation relied on. In no case will the amount contemporaneously with the purchase of the securities, without regard to whether the purchases relied on the upon; and (iv) in no case shall the amount recoverable in an action for damages exceed the price at which the recoverable by an investor for a misrepresentation in this presentation exceed the price at which securities misrepresentation if it was a misrepresentation at the time of purchase and the investor has a right of action for securities were off ered. were off ered under this presentation. damages against the individual who made the verbal statement. No such individual will be liable if: (i) that No action shall be commenced to enforce these rights more than: (i) in the case of an action for rescission, individual can establish that he or she cannot reasonably be expected to have known that his or her statement In Manitoba, no action shall be commenced to enforce these rights more than: (i) 180 days after the date the 180 days after the purchase of the securities; or (ii) in the case of any action, other than an action for contained a misrepresentation (this defence is also available to every person or company that sells securities investor purchased the securities or received this presentation containing the misrepresentation, in the case of rescission, the earlier of: (A) 180 days after the date that the investor fi rst had knowledge of the facts giving on behalf of the Company where there is a misrepresentation in the advertising or sales literature used an action for rescission; or (ii) the earlier of (A) 180 days after the day that the investor fi rst had knowledge of rise to the cause of action; or (B) three years after the purchase of the securities. in connection with the off ering of securities under this presentation); or (ii) prior to the purchase of the the facts giving rise to the cause of action, or (B) two years after the date the investor purchased the securities, The Company will not be liable for a misrepresentation in forward-looking information if the Company proves securities by the investor, that individual notifi ed the investor that the individual’s statement contained in any other case. that this presentation contains, proximate to that information: (i) reasonable cautionary language identifying a misrepresentation. New Brunswick Investors the forward-looking information as such, and identifying material factors that could cause actual results to Neither the Company nor any other person or company referred to above will be liable, whether for If this presentation or any amendment thereto or any information relating to the off ering provided to the diff er materially from a conclusion, forecast or projection in the forward-looking information; and (ii) a misrepresentations in this presentation, advertising or sales literature or in a verbal statement: (i) if the investor of the securities thereto or any advertising or sales literature used in connection therewith contains a statement of the material factors or assumptions that were applied in drawing a conclusion or making a Company or such promoter, person or company proves that the investor purchased securities with knowledge misrepresentation, every investor of securities resident in New Brunswick purchasing securities pursuant to forecast or projection set out in the forward-looking information; and if the Company had a reasonable basis of the misrepresentation; (ii) in an action for damages, for all or any portion of the damages that the Company this presentation shall be deemed to have relied on the representation, if it was a misrepresentation at the time for drawing the conclusions or making the forecasts or projections set out in the forward-looking information. or such promoter, director, person or company proves do not represent the depreciation in value of the of purchase, and will have a right of action, in addition to any other rights they may have at law, for damages Saskatchewan Investors securities as a result of the misrepresentation relied on. In no case will the amount recoverable by an investor against the (i) Company, (ii) every director of the Company at the date of this presentation or every promoter or for a misrepresentation in this presentation, advertising and sales literature, or a verbal statement exceed the If this presentation, or any amendment thereto, or any advertising or sales literature used in connection director of the Company at the time the advertising or sales literature was disseminated, as the case may be, price at which securities were sold to the investor. therewith contains a misrepresentation and is sent or delivered to an investor of securities, every investor of or (iii) every person who signed this presentation. Alternatively, the investor may elect to exercise a right of securities resident in Saskatchewan without regard to whether the investors relied on the misrepresentation, if In Saskatchewan, no action may be commenced to enforce a right of action for rescission or damages unless rescission against the Company, in which case the investor shall have no right of action for damages against it was a misrepresentation at the time of purchase, and will have a right of action, in addition to any other rights the right is exercised: (i) in the case of an action for rescission, no later than 180 days after the date the the Company. they may have at law, for damages against: (i) the Company; (ii) every promoter and director of the Company investor purchased the securities; and (ii) in the case of any action, other than an action for rescission, no later In addition, if advertising or sales literature is relied upon by an investor in connection with a purchase of at the time this presentation, or any amendment thereto, was sent or delivered or at the time the advertising or than the earlier of (A) one (1) year after the investor fi rst had knowledge of the facts giving rise to the cause of securities, the investor shall also have a right of action for damages against every person who at the time the sales literature was disseminated, as the case may be; (iii) every person or company whose consent has been action or (B) six (6) years after the date the investor purchased the securities. advertising or sales literature was disseminated, sells securities on behalf of the Company with respect to fi led respecting the off ering, but only with respect to reports, opinions or statements that have been made by Manitoba Investors which the advertising or sales literature was disseminated. them in this presentation, or any amendment thereto; (iv) every person or company that signed this In the event this presentation contains a misrepresentation, every investor of securities, resident in Manitoba Neither the Company nor any other person referred to above will be liable, whether for misrepresentations in presentation or any amendments thereto; and (v) every person or company that sells securities on behalf of shall be deemed to have relied on the representation if it was a misrepresentation at the time of purchase and this presentation, any advertising or sales literature or in a verbal statement: (i) if the Company or such other the Company under this presentation or amendment thereto, or in respect of which the advertising or sales has a right of action for damages against: (i) the Company; (ii) every director of the Company at the date of this person proves that the investor purchased securities with knowledge of the misrepresentation; (ii) in an action literature was disseminated at the time the advertising or sales literate was disseminated, as the case may be. presentation; and (iii) every person or company who signed this presentation. for damages, for all or any portion of the damages that the Company or such other person proves do not represent the depreciation in value of securities as a result of the misrepresentation relied on. OVERVIEW / PLATFORM / PARTNERSHIPS / API & MANUFACTURING / PHARMA PIPELINE / NUTRACEUTICALS / ANIMAL HEALTH / TEAM / FINANCIALS B B - I P - 2 0 2 6 - 0 0 2 V 4 . 6 3 1

Canadian Investor Rights S TAT U T O R Y R I G H T S O F A C T I O N · 2 O F 2 In no case will the amount recoverable by an investor exceed the price at which securities were off ered to the days after you fi rst had knowledge of the facts giving rise to the cause of action, and (ii) three years after the In an action for damages, neither the Company nor any other person or company will be liable for all or any investor. In New Brunswick, no action may be commenced to enforce such right of action unless the right is date of the transaction that gave rise to the cause of action. portion of the damages that it proves do not represent the depreciation in value of securities as a result of the exercised: (i) in the case of an action for rescission, no later than 180 days after the date the investor misrepresentation relied upon. In no case shall the amount recoverable under the right of action described There are various defences to the persons or companies that you have a right to sue. In particular, they have a purchased the securities; and (ii) in the case of any action, other than an action for rescission, no later than the herein exceed the price at which securities were off ered in this presentation. defence if: (a) they prove that the purchaser purchased the security with knowledge of the misrepresentation; earlier of (A) one (1) year after the investor fi rst had knowledge of the facts giving rise to the cause of action or (b) they prove that the off ering memorandum was sent to the purchaser without the person's or No action shall be commenced to enforce a right of action unless such action is commenced: (i) in the case of (B) six (6) years after the date the investor purchased the securities. company's knowledge or consent and that, after becoming aware that it was sent, the person or an action for rescission, not later than 180 days from the date the investor purchased the securities; or (ii) in Nova Scotia Investors company promptly gave written notice to the Company that it was sent without the person's or the case of an action for damages, not later than 180 days after the person had knowledge of the facts giving company's knowledge and consent; (c) they prove that the person or company, on becoming aware of rise to the cause of action or in any other case not later than three (3) years from the date the investor If this presentation or any amendment thereto or any advertising or sales literature (as defi ned in the Securities the misrepresentation in the off ering memorandum, withdrew the person's or company's consent purchased the securities. Act (Nova Scotia)) contains a misrepresentation, any investor to whom this presentation is sent or delivered to the off ering memorandum and gave reasonable notice to the Company of the withdrawal and the reason for who purchases securities referred to herein shall be deemed to have relied on the misrepresentation, if it was a Yukon, Northwest Territories and Nunavut Investors it; (d) with respect to any part of the off ering memorandum purporting to be made on the authority of an expert misrepresentation at the time of purchase, and has a right of action, in addition to any other rights they may If you are a resident of Yukon, the Northwest Territories or Nunavut, if there is a misrepresentation in this or purporting to be a copy of, or an extract from, a report, opinion or statement of an expert, the person or have at law, for damages against (i) the Company, (ii) every director of the Company at the date of this presentation, you have a statutory right to sue: (a) the Company, to cancel your subscription agreement, or (b) company proves that the person or company did not have any reasonable grounds to believe and did not presentation, and (iii) every person who signed this presentation, but may elect (while still the owner of any of for damages against the Company, every person who was a director at the date of this presentation and every believe that (i) there had been a misrepresentation, or (ii) the relevant part of the off ering memorandum (A) did the securities that they purchased) to exercise a right of rescission against the Company, in which case he or other person who signed this presentation; provided, however, that if you elect to sue the Company to cancel not fairly represent the report, opinion or statement of the expert, or (B) was not a fair copy of, or an extract she shall have no right of action for damages against the Company, such directors or such persons. your subscription agreement, you will have no right to sue the for damages. from, the report, opinion or statement of the expert; or (e)with respect to any part of an off ering memorandum Neither the Company nor any other person or company will be liable if the Company or such person or not purporting to be made on the authority of an expert and not purporting to be a copy of, or an extract from, a This statutory right to sue is available to you whether or not you relied on the misrepresentation. If you intend company proves that the investor purchased the securities with knowledge of the misrepresentation. report, opinion or statement of an expert unless the person or company (i) did not conduct an investigation to rely on the rights described in (a) or (b) above, you must do so within strict time limitations. You must No person or company, other than the Company, will be liable: (i) if the person or company proves that this suffi cient to provide reasonable grounds for a belief that there had been no misrepresentation; or (ii) believed commence your action to cancel the subscription agreement within 180 days after the date of the transaction presentation was sent or delivered to the investor without the person’s or company’s knowledge or consent, there had been a misrepresentation. that gave rise to the cause of action. You must commence your action for damages within the earlier of (i) 180 and that, on becoming aware of its delivery, the person or company promptly gave reasonable general notice days after you fi rst had knowledge of the facts giving rise to the cause of action, and (ii) three years after the In the case of an action for damages, the defendant is not liable for all or any part of the damages that the that it was delivered without the person’s or company’s knowledge and consent; (ii) if the person or company date of the transaction that gave rise to the cause of action. defendant proves do not represent the depreciation in value of the security as a result of the proves that after delivery of this presentation, and before the purchase of the securities by the investor, on misrepresentation. In no case will the amount recoverable in any action exceed the price at which the There are various defences to the persons or companies that you have a right to sue. In particular, they have a becoming aware of any misrepresentation, the person or company withdrew the person’s or company’s securities were off ered. defence if: (a) they prove that the purchaser purchased the security with knowledge of the misrepresentation; consent to this presentation and gave reasonable general notice of the withdrawal and the reason for it; (iii) (b) they prove that the off ering memorandum was sent to the purchaser without the person's or Newfoundland and Labrador Investors with respect to any part of this presentation purporting to be made on the authority of an expert or purporting to company's knowledge or consent and that, after becoming aware that it was sent, the person or be a copy of, or an extract from, a report, statement or opinion of an expert, the person or company had no In the event that this presentation and any amendment thereto contains a misrepresentation, an investor to company promptly gave written notice to the Company that it was sent without the person's or reasonable grounds to believe and did not believe that (A) there had been a misrepresentation, or (B) the whom this presentation was delivered and who purchases securities off ered under it will be considered to have company's knowledge and consent; (c) they prove that the person or company, on becoming aware of relevant part of this presentation did not fairly represent the position of the expert or was not a fair copy; or (iv) relied on the misrepresentation, if it was a misrepresentation on the date of investment, and will have, subject the misrepresentation in the off ering memorandum, withdrew the person's or company's consent with respect to any part of this presentation not purporting to be made on the authority of an expert and not as hereinafter provided, a right of action for damages against (i) the Company, (ii) every director of the to the off ering memorandum and gave reasonable notice to the issuer of the withdrawal and the reason for it; purporting to be a copy of, or an extract from, a report, opinion or statement of an expert, unless such person Company at the date of this presentation, and (iii) every person or company who signed this presentation, and (d) with respect to any part of the off ering memorandum purporting to be made on the authority of an expert or or company (A) failed to conduct a reasonable investigation to provide reasonable grounds for a belief that a right of action for rescission against the Company. Where the investor elects to exercise a right of rescission purporting to be a copy of, or an extract from, a report, opinion or statement of an expert, the person or there had been no misrepresentation, or (B) believed there had been a misrepresentation. against the Company, the investor shall have no right of action for damages. company proves that the person or company did not have any reasonable grounds to believe and did not In an action for damages, neither the Company nor any other person or company will be liable for all or any Neither the Company nor any other person or company will be liable if the Company or such person or believe that (i) there had been a misrepresentation, or (ii) the relevant part of the off ering memorandum (A) did portion of the damages that it proves do not represent the depreciation in value of securities as a result of the company proves that the investor purchased securities with knowledge of the misrepresentation. not fairly represent the report, opinion or statement of the expert, or (B) was not a fair copy of, or an extract misrepresentation relied upon. In no case shall the amount recoverable under the right of action described from, the report, opinion or statement of the expert; or (e) with respect to any part of an off ering memorandum No person or company, other than the Company, will be liable: (i) where the person or company proves that herein exceed the price at which the securities were sold to the investor. No action shall be commenced to not purporting to be made on the authority of an expert and not purporting to be a copy of, or an extract from, a this presentation was sent to the investor without the person’s or company’s knowledge or consent, and that, enforce these rights more than 120 days after the date on which payment was made for the securities. report, opinion or statement of an expert unless the person or company (i) did not conduct an investigation on becoming aware of its being sent, the person or company promptly gave reasonable notice to the Company suffi cient to provide reasonable grounds for a belief that there had been no misrepresentation; or (ii) believed Prince Edward Island Investors that it was sent without the person’s or company’s knowledge and consent; (ii) if the person or company there had been a misrepresentation. proves that, on becoming aware of the misrepresentation, the person or company withdrew the person’s or If you are a resident of Prince Edward Island, under the Securities Act (Prince Edward Island), if there is a company’s consent to this presentation and gave reasonable notice to the Company of the withdrawal and the In the case of an action for damages, the defendant is not liable for all or any part of the damages that the misrepresentation in this presentation, you have a statutory right to sue: (a) the Company to cancel your reason for it; (iii) with respect to any part of this presentation purporting to be made on the authority of an defendant proves do not represent the depreciation in value of the security as a result of the subscription agreement, or (b) for damages against the Company, every person who was a director at the date expert or purporting to be a copy of, or an extract from, a report, statement or opinion of an expert, the person misrepresentation. In no case will the amount recoverable in any action exceed the price at which the of this presentation and every other person who signed this presentation; provided, however, that if you elect or company had no reasonable grounds to believe and did not believe that (A) there had been a Securities were off ered under this presentation. to sue the Company to cancel your subscription agreement, you will have no right to sue the aforementioned misrepresentation, or (B) the relevant part of this presentation did not fairly represent the position of the expert persons for damages. General or was not a fair copy; or (iv) with respect to any part of this presentation not purporting to be made on the This statutory right to sue is available to you whether or not you relied on the misrepresentation. If you intend The foregoing summaries are subject to the express provisions of the applicable securities law of each authority of an expert and not purporting to be a copy of, or an extract from, a report, opinion or statement to rely on the rights described in (a) or (b) above, you must do so within strict time limitations. You must jurisdiction, and the regulations, rules and policy statements thereunder and reference is made thereto for the of an expert, unless such person or company (A) did not conduct an investigation suffi cient to provide commence your action to cancel the subscription agreement within 180 days after the date of the transaction complete text of such provisions. The rights of action described herein and in addition to and without reasonable grounds for a belief that there had been no misrepresentation, or (B) believed there had been that gave rise to the cause of action. You must commence your action for damages within the earlier of (i) 180 derogation from any other right or remedy that the investor may have at law. a misrepresentation. OVERVIEW / PLATFORM / PARTNERSHIPS / API & MANUFACTURING / PHARMA PIPELINE / NUTRACEUTICALS / ANIMAL HEALTH / TEAM / FINANCIALS B B - I P - 2 0 2 6 - 0 0 2 V 4 . 6 3 2

Advancing Health. Transforming Lives. M A D E B E T T E R D O C U M E N T N O . B B - I P - 2 0 2 6 - 0 0 2 · V E R S I O N 4.6